
BOEING



The Boeing Company
2012 Annual Report

At Boeing, we aspire to be the **strongest, best** and **best-integrated** aerospace-based company in the world—for today and tomorrow.


BOEING
737 MAX
737-8

The Boeing Company

Boeing is the world's largest aerospace company and leading manufacturer of commercial airplanes and defense, space and security systems. The top U.S. exporter, Boeing supports airlines and U.S. and allied government customers in more than 150 countries. Our products and tailored services include commercial and military aircraft, satellites, weapons, electronic and defense systems, launch systems, advanced information and communication systems, and performance-based logistics and training. With corporate offices in Chicago, Boeing employs more than 174,000 people across the United States and in 70 countries. In addition, our enterprise leverages the talents of hundreds of thousands of skilled people working for Boeing suppliers worldwide.

Contents

Cover photo: The liquid hydrogen–powered high-altitude long-endurance Phantom Eye unmanned aircraft system.

Photo above: The new 737 MAX—designed for maximum efficiency, reliability and customer appeal.

Financial Highlights

U.S. dollars in millions except per share data

	2012	2011	2010	2009	2008
Revenues	**81,698**	68,735	64,306	68,281	60,909
Net earnings	**3,900**	4,018	3,307	1,312	2,672
Earnings per share*	**5.11**	5.33	4.46	1.87	3.65
Operating margins	**7.7%**	8.5%	7.7%	3.1%	6.5%
Operating cash flow	**7,508**	4,023	2,952	5,603	(401)
Contractual backlog	**372,355**	339,657	303,955	296,500	323,860
Total backlog†	**390,228**	355,432	320,826	315,558	351,926

* Represents diluted earnings per share from continuing operations.
† Total backlog includes contractual and unobligated backlog. See page 23 of the Form 10-K.

Operational Summary

»» Achieved record revenues of $81.7 billion, a 19 percent increase compared to $68.7 billion in 2011, and reported net income of $3.9 billion, or $5.11 per share.

»» Added $114 billion in new orders, expanding our record company backlog to more than $390 billion—nearly five times current annual revenues.

»» Further strengthened operating cash flow to $7.5 billion and increased cash and marketable securities to $13.5 billion, ensuring continued healthy liquidity.

»» Restored our market-share leadership with 601 commercial airplane deliveries—the most in one year since 1999, including 46 787s, the first 747-8 Intercontinental to launch customer Lufthansa, the 1,000th 777 and a single-year record 415 deliveries for the 737 program.

»» Completed delivery of 144 production military aircraft and 10 satellites, increasing Boeing Defense, Space & Security revenues from 2011.

»» Won 1,203 commercial airplane orders (our second highest total ever), reaching the 10,000th order for the 737 program with a single-year record 1,124 orders, including 914 orders for the new 737 MAX; recorded Boeing Commercial Airplanes' largest backlog in history at $319 billion, including 4,373 airplanes.

»» Grew our Defense, Space & Security backlog by more than 19 percent to $71 billion on $44 billion in new orders.

»» Captured key new and follow-on defense, space and security contracts, including CH-47F Chinook helicopters for Australia and the United Arab Emirates; additional F/A-18 aircraft and a third phase of P-8A Poseidon low-rate production aircraft for the U.S. Navy; the C-17 Globemaster III Integrated Sustainment Program for the U.S. Air Force; and significant orders from Saudi Arabia for new F-15S aircraft, upgrades to existing F-15 aircraft and new AH-64 attack helicopters.

»» Delivered the first Charleston-built 787s; began major assembly of the 787-9; and reached our planned five-airplanes-per-month production rate on the program.

»» Achieved key Defense, Space & Security milestones, including delivery of the first Block C V-22 Osprey; delivery of the U.S. Navy's first production P-8A Poseidon; completion of full landing tests of the Crew Space Transportation spacecraft; start of production of the first KC-46 Tanker refueling boom; and first flights of the Blended Wing Body X-48C experimental aircraft and the liquid hydrogen–powered Phantom Eye unmanned aircraft system.

»» Continued significant environmental progress including reducing CO_2 emissions by 400,000 metric tons over the past five years while increasing commercial airplane production by 35 percent; successfully flight testing the 737 ecoDemonstrator, which tested new technologies to reduce noise and emissions; and being recognized as a U.S. EPA ENERGY STAR Partner of the Year for the third year in a row.

To the Shareholders and Employees of The Boeing Company

At Boeing, innovation, disciplined execution, and continuous productivity improvements provide our customers the solutions they need and fuel our growth. By continually focusing the enterprise on these fundamentals, we aspire to deliver sustained, world-class business performance for our shareholders while advancing the interests of employees, communities and other stakeholders.

In 2012, our global team of more than 174,000 employees made major progress in every area, and, as a result, strengthened the foundation that will sustain our growth and industry leadership through our centennial in 2016 and beyond.

2012 Review

We ended 2012 with record revenues of $81.7 billion (19 percent higher than 2011), fueled by increased deliveries at Boeing Commercial Airplanes and Boeing Defense, Space & Security. Our backlog grew to a record $390 billion on substantial new order totals for both businesses.

Strong core performance across our production programs and services businesses, coupled with our revenue growth, produced operating cash flow of $7.5 billion—our highest since 2007 and a significant increase from a strong $4.0 billion in 2011. Net earnings of $3.9 billion were driven by solid operating margins in both businesses. These results—and our positive outlook—drove our decision in December to resume our share repurchase program and increase our dividend by more than 10 percent.

Boeing Commercial Airplanes restored our global market-share leadership with 601 deliveries—a 26 percent increase over 2011. We also led the industry with 1,203 net new orders, increasing our backlog to nearly 4,400 airplanes valued at a record $319 billion. Operating margins were a healthy 9.6 percent.

Key new orders included United Airlines' purchase of 150 737s, which pushed lifetime orders for the airplane above 10,000. In fact, the 737 program set single-year Boeing records with 1,124 orders and 415 deliveries. More than 900 of those orders are for our new 737 MAX, which has won nearly 1,200 orders since launch. This highly efficient new-engine variant of the 737 maintains its significant value advantage over its competitor and ensures us a strong position in the growing single-aisle market.

We also advanced our leadership in the twin-aisle market with:

››› Delivery of the 1,000th 777

››› Successful entry into service of the 747-8 Intercontinental

››› Delivery of 46 787 Dreamliners to eight customers

››› On-schedule development of the 787-9

In our factories and throughout our supply chain, we executed five successful production rate increases—part of our plan to meet growing demand for our fuel-efficient new airplanes. We are building 737s at a record 38 airplanes per month (up from 31.5 at the start of 2012). In addition, our team increased 747-8 production from 1.5 to two airplanes per



W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer

The **X-48C Blended Wing Body** concept is unlike the traditional tube-and-wing airplane design; it merges the fuselage with the wing to offer the possibility of additional lift with less drag for next-generation airlift and tanker aircraft. The X-48C prototype aircraft recorded its first flight in 2012, building on more than 90 X-48B test flights.



The **787-9** is the second member of the 787 Dreamliner family and will carry 40 more passengers an additional 300 nmi (555 km). In 2012, engineers released more than 90 percent of the design for the 787-9, ahead of plan for both quality and schedule.



month; raised 777 rates from seven to a new high of 8.3 airplanes per month; and doubled 787 production from 2.5 to five airplanes per month, with increases anticipated to seven per month by mid-2013 and 10 per month by year end.

We also marked the historic start of deliveries from our new assembly plant in North Charleston, S.C. This is the first commercial airplane factory built in the United States in nearly 45 years. It represents a strategic achievement and competitive advantage for Boeing that expands our production capacity and ensures business continuity by diversifying our engineering and production footprint.

Even as we made progress on many fronts in 2012, we confronted another challenge on the leading edge of innovation at the start of 2013. After more than a year of strong in-service performance, our 787 Dreamliner was suspended from operating due to two battery malfunctions. Through the tremendous work of our team in coordination with outside experts and government agencies, we developed and proposed a solution to protect against similar events. As of this writing, the U.S. Federal Aviation Administration was reviewing our proposal.

While we regret the impact of this issue on our customers, we will learn from it and make our airplanes even better. The 787 will return to flight and its game-changing value proposition for airline customers and their passengers will remain fully intact.

Boeing Defense, Space & Security also performed exceptionally well in a difficult 2012 business environment. It delivered innovation and value to customers while strengthening core programs and growth areas with new domestic and international orders.

We delivered 144 military aircraft, 10 satellites and nearly 11,000 weapons systems—raising revenues by 2 percent over 2011 to $32.6 billion, and achieving operating margins of 9.4 percent. International business accounted for nearly one-quarter of 2012 revenues and now comprises more than 40 percent of our order backlog—strong evidence that our expanded global strategies are achieving results.

Key milestones in 2012 included the successful completion of the KC-46A Tanker preliminary design review and the start of assembly on the aerial-refueling boom; first flight of the Phantom Eye liquid hydrogen–powered unmanned aircraft; completion of a 469-day mission for the autonomous, unmanned X-37B spacecraft; the first 702MP satellite launch; final deliveries to Australia and the Republic of Korea of our 737-based Airborne Early Warning and Control aircraft; and the start of full-rate production on the AH-64E Apache, Laser JDAM and A-10 re-wing programs.

Despite intense budget pressures in our traditional markets in the United States and Europe, sales growth in emerging international markets led Defense, Space & Security to $44 billion in new orders, increasing its backlog to $71 billion—more than twice 2012 revenues and among the industry's strongest order books.

Significant new business included:

››› Seven new satellite orders, including four all-electric 702SPs

››› Eleven additional P-8A submarine-hunting aircraft for the U.S. Navy

››› Contracts for NASA's new Space Launch System and Commercial Crew program

››› The largest U.S. Air Force C-17 performance-based logistics contract ever awarded

››› F-15 support contracts from the Republic of Korea, Saudi Arabia and Singapore

››› Our first international cyber security contract

These results reflect the advantage offered in more austere times from our portfolio of proven, reliable and affordable systems and services—all made possible through our talent, technology and relentless pursuit of productivity in support of our customers' affordability imperatives.

Unmanned Little Bird is a medium-size helicopter that can be flown with or without a pilot to offer a new level of versatility. The helicopter took to the sea in 2012, performing 44 shipboard autonomous takeoffs and landings.



Boeing is developing a safe and affordable **Commercial Crew Transportation System** for NASA to ensure U.S. access to the International Space Station. In 2012, Boeing established the firm baseline configuration and achieved its first three of 19 performance milestones in the current phase of development.





351.9
315.6
320.8
355.4
390.2
08 09 10 11 12
*Total backlog includes contractual and unobligated backlog. See page 23 of the Form 10-K.

Total Backlog*
($ in billions)

With an expanded backlog of $390 billion and an enduring focus on productivity, we are poised to deliver sustained growth and strong business performance in the years ahead.



970
1,925
2,895
1 U.S.
2 International
3 Total Served
Services
Products
1 2 3

Defense, Space & Security Served Markets 2012–2021 ($ in billions)

Despite budget pressures in the U.S., the global market for defense, space and security is large, and our portfolio of proven, affordable offerings remains an advantage.



375
481
462
477
601
08 09 10 11 12

Commercial Airplane Deliveries

We delivered 601 airplanes in 2012 — the most in a single year since 1999 — as we continued making disciplined increases in production rates to meet market demand.



45
160
930
920
960
1 2 3 4 5
1 Regional Jets
2 Single-Aisle
3 Twin-Aisle
4 Large
5 Services

Commercial Airplanes and Services Markets 2012–2021 ($ in billions)

Commercial airplanes and services continue to provide attractive addressable markets valued at $3 trillion over 10 years.



40%
23%
37%

	$ in millions
Employee Financial Giving	42
Charitable Grants	66
Business-related Donations	71
Total	179

Investing in Our Communities

Boeing and its employees invested $179 million and thousands of volunteer hours to enhance lives and communities worldwide.



110
100
90
80
70
60
Baseline
07 08 09 10 11 12

Reduction Achieved

CO_2 Emissions	26%	Hazardous Waste	33%
Energy Use	21%	Water Intake	20%

Performance indicators normalized to revenue.

Environmental Footprint Reduction (Major U.S. Sites)

On a revenue-adjusted basis, Boeing has reduced CO_2 emissions by 26%, energy use by 21%, hazardous waste by 33% and water intake by 20% since 2007.

NASA's **Space Launch System** is the nation's next heavy-lift rocket for human space flight. Boeing is designing, developing and producing its core rocket stage and avionics system, and in 2012, delivered six flight computer test beds, the first critical element for developing flight software controls for the launch vehicle.



The dual-feather **Advanced Technology Winglet** for the 737 MAX will be more efficient than any other wingtip. It will deliver a fuel-burn improvement of more than 1.5 percent, in addition to the 4 percent fuel-burn advantage that today's wingtip technology provides at long ranges.



The Way Ahead

The priorities we defined two years ago for achieving sustained growth and continued global leadership in aerospace are increasingly relevant today. Shifting market dynamics have our customers demanding more capability and greater efficiency in our products and services, but at lower costs. While we have made considerable progress in improving affordability in recent years, this new reality requires us to do even more—and do it faster.

To this end, we are pursuing three new enterprise initiatives: a "Partnering for Success" program with our top suppliers to jointly drive significant improvements in quality, flow and efficiency within the supply chain; a determined effort to reduce the spiraling costs of product development; and a strengthening of our culture with regard to workplace safety, with a goal of eliminating injuries on the job and improving the health and productivity of Boeing employees.

Through these initiatives—along with our ongoing focus on disciplined execution, productivity improvements to continuously fund innovation and effective management of our risks—I am convinced that our team can compete, win big and fulfill our customers' expectations in a more-for-less world.

At **Boeing Commercial Airplanes**, our immediate imperative is to return the 787 fleet to service and resume production deliveries to customers. Our overall focus for 2013 is to continue harvesting the growth in our backlog by delivering the airplanes our customers need sooner, enabling us to invest proceeds from those sales in sought-after additions to our product family that will ensure our long-term growth and competitiveness.

Progress on the development efforts we are funding continues at a disciplined pace as we apply lessons learned on the 787 and other programs. The 787-9 is in early-stage assembly, with final assembly to begin in mid-2013 and first delivery expected in early 2014. Development of the single-aisle 737 MAX also is on plan for first delivery in 2017. The case for launching the 787-10X this year has strengthened based on recent discussions with our customers. We also have made good progress in assessing customer requirements for improvements to the market-leading 777 to ensure this signature franchise maintains its advantage over competing products.

With that in mind, our 2013 priorities for Commercial Airplanes are: successfully and profitably ramping up production rates to deliver our 4,373-airplane backlog; executing our 787-9 and 737 MAX development efforts on plan; finalizing the business cases for launching the 787-10X and 777X programs; and continuing to grow our services business.

At **Boeing Defense, Space & Security**, despite ongoing budget pressures, the United States remains the largest market for our products and services. We believe we are as strongly positioned within that market as any of our competitors.

While the U.S. budget sequestration creates added uncertainty at the time of this writing, growing international markets; unmanned systems; cyber security; and intelligence, surveillance and reconnaissance markets continue to offer meaningful growth opportunities. Over the near- to mid-term we expect revenues in this segment to remain relatively flat, with international sales growing consistently as a share of the total.

Fortunately, we anticipated these pressures and have been making the necessary changes to compete effectively. We have proactively reduced our cost structure to make our products and services more desirable than competitor offerings. In the past two years, we have reduced costs by $2.2 billion through targeted facilities consolidations, reductions in executive

The **702SP**, the first and only all-electric satellite, couples proven designs with next-generation technology and processes to reduce spacecraft weight and create more affordable launch options. In 2012, a joint procurement resulted in our first order for four 702SPs, with options for four more.



The **737 ecoDemonstrator** is a flight-test platform that took to the air in 2012 for a month-long test of environmentally progressive technology that reduces fuel consumption, noise and carbon emissions. Boeing plans to fly an ecoDemonstrator airplane annually.



and management ranks, and supply-chain improvements. We now plan to drive out another $1.6 billion in operating costs. These measures have improved our operating performance and unlocked resources for investment in new and improved products and technologies.

Our 2013 Defense, Space & Security priorities are: extend and grow our core business by bringing improved capability and affordability to our customers; expand global sales and operations; successfully execute our development programs, including the KC-46A Tanker; and use our market-based affordability efforts to fund investment in tomorrow's capabilities and programs.

Integrity and One Boeing

Our work in recent years to develop a more open and inclusive culture—one that is built on a foundation of personal integrity and ethics—has also accelerated our efforts to apply the unique talents and full capabilities of Boeing to better serve our customers and more effectively run our business. Now more than ever before, with a sense of personal accountability for their individual performance and shared responsibility for larger company goals, our people reach out to each other and work across traditional boundaries to solve problems and find solutions.

We see the benefits of this One Boeing mindset daily. In 2012, for instance, cross-enterprise teams achieved more than $3 billion in productivity gains, conducted nearly 7,800 flight tests on production and development programs, and opened new technology centers in Brazil and China.

The Environment and Our Communities

Environmental stewardship and community engagement remain core to our values.

Five years ago, we committed to reduce greenhouse-gas emissions, energy use, hazardous-waste generation and water intake by 25 percent on a revenue-adjusted basis—and, more important, 1 percent on an absolute basis. These aggressive five-year goals were set during a time of significant business growth. At the close of the fifth year in 2012, we beat all targets on an absolute basis and revenue-adjusted targets on greenhouse gas emissions and hazardous waste. Water intake and energy use fell short of revenue-adjusted targets, but improved by double digits.

In 2012, Boeing, our employees, retirees and charitable trust invested $179 million in communities around the world. Employees also volunteered thousands of hours in support of numerous charitable activities, including those associated with strengthening science, technology, engineering and math education. We also stepped up our efforts to recruit military veterans and make it easier for them to match their skills and experiences to our needs. Boeing has hired and trained more than 3,600 military veterans since January 2011.

Building a Bigger, Better Boeing

By every measure, 2012 was a very strong year for Boeing. We delivered significant growth, executed our core business well, continued improving productivity to fund innovation, and advanced our product-and-services strategies.

Our team is rising to the opportunities before us as we chart the course to our centennial with increasing speed and confidence.

I have never been more proud to lead the people of Boeing in support of our customers and shareholders.

We are well on our way to building a bigger, better Boeing that will make our second century of aerospace as exciting and rewarding as our first.

Jim McNerney
Chairman, President and
Chief Executive Officer

Executive Council

Front row, left to right:
Raymond L. Conner Executive Vice President, President and Chief Executive Officer, Boeing Commercial Airplanes; **Dennis A. Muilenburg** Executive Vice President, President and Chief Executive Officer, Boeing Defense, Space & Security; **John J. Tracy** Senior Vice President, Engineering, Operations & Technology, and Chief Technology Officer; **Shephard W. Hill** President, Boeing International, Senior Vice President, Business Development and Strategy; **Gregory D. Smith** Executive Vice President and Chief Financial Officer

Back row, left to right:
Wanda K. Denson-Low Senior Vice President, Office of Internal Governance; **Thomas J. Downey** Senior Vice President, Communications; **Timothy J. Keating** Senior Vice President, Government Operations; **Anthony M. Parasida** Senior Vice President, Human Resources and Administration; **J. Michael Luttig** Executive Vice President and General Counsel



Financial Results



60.9
68.3
64.3
68.7
81.7
08 09 10 11 12
1.87
3.65
4.46
5.33
5.11
08 09 10 11 12
*Represents diluted earnings per share from continuing operations.
-0.4
2.9
5.6
4.0
7.5
08 09 10 11 12

Revenues
($ in billions)

Revenues were a record $81.7 billion, up 19 percent from 2011 on 26 percent higher commercial airplane deliveries and modest growth in defense, space and security.

Earnings per Share*

Earnings per share reflect solid business performance trends offset by increased tax and pension expenses.

Operating Cash Flow
($ in billions)

Strong operating cash flow was driven by increased deliveries at both Commercial Airplanes and Defense, Space & Security and strong core performance companywide.

Comparison of Cumulative* Five-Year Total Shareholder Returns

$150
$100
$50
$0
2007 2008 2009 2010 2011 2012

Company/ Index	Base Period 2007	Years Ending December 2008	2009	2010	2011	2012
Boeing	100	49.97	65.82	81.35	93.71	98.62
S&P 500 Aerospace & Defense	100	63.46	79.10	91.05	95.86	109.81
S&P 500 Index	100	63.00	79.68	91.68	93.61	108.59

*Cumulative return assumes $100 invested; includes reinvestment of dividends.

The Boeing Company · S&P 500 Aerospace & Defense · S&P 500 Index




RECEIVED
MAR 18 2013
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-442

THE BOEING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**91-0425694**
State or other jurisdiction of incorporation or organization	**(I.R.S. Employer Identification No.)**
100 N. Riverside Plaza, Chicago, IL	**60606-1596**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (312) 544-2000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $5 par value	New York Stock Exchange
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, there were 751,347,709 common shares outstanding held by nonaffiliates of the registrant, and the aggregate market value of the common shares (based upon the closing price of these shares on the New York Stock Exchange) was approximately $55.8 billion.

The number of shares of the registrant's common stock outstanding as of February 1, 2013 was 756,165,531.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended December 31, 2012.

THE BOEING COMPANY

Index to the Form 10-K

For the Fiscal Year Ended December 31, 2012

PART I

Item 1. Business

The Boeing Company, together with its subsidiaries (herein referred to as "Boeing," the "Company," "we," "us," "our"), is one of the world's major aerospace firms.

We are organized based on the products and services we offer. We operate in five principal segments:

- Commercial Airplanes;
- Our Defense, Space & Security (BDS) business comprises three segments:
  - Boeing Military Aircraft (BMA),
  - Network & Space Systems (N&SS) and
  - Global Services & Support (GS&S); and
- Boeing Capital (BCC).

Our Other segment includes the unallocated activities of Engineering, Operations & Technology (EO&T) and Shared Services Group (SSG), as well as intercompany guarantees provided to BCC. EO&T provides Boeing with technical and functional capabilities, including information technology, research and development, test and evaluation, technology strategy development, environmental remediation management and intellectual property management.

Commercial Airplanes Segment

The Commercial Airplanes segment develops, produces and markets commercial jet aircraft and provides related support services, principally to the commercial airline industry worldwide. We are a leading producer of commercial aircraft and offer a family of commercial jetliners designed to meet a broad spectrum of passenger and cargo requirements of domestic and non-U.S. airlines. This family of commercial jet aircraft in production includes the 737 narrow-body model and the 747, 767, 777 and 787 wide-body models. Development continues on the 787-9 and 737 MAX derivatives. The Commercial Airplanes segment also offers aviation services support, aircraft modifications, spares, training, maintenance documents and technical advice to commercial and government customers worldwide.

Defense, Space & Security

Our BDS operations principally involve research, development, production, modification and support of the products and related systems as described below. BDS' primary customer is the United States Department of Defense (U.S. DoD) with approximately 70% of BDS 2012 revenues being derived from this customer (excluding foreign military sales through the U.S. government). Other significant revenues were derived from the National Aeronautics and Space Administration (NASA), international defense markets, civil markets and commercial satellite markets. BDS consists of three capabilities-driven businesses: BMA, N&SS and GS&S. Additionally, the Phantom Works group is an integrated team that works with the three businesses via product development, rapid prototyping and customer engagement through experimentation and enterprise technology investment strategies.

Boeing Military Aircraft Segment

This segment is engaged in the research, development, production and modification of manned and unmanned military aircraft and weapons systems for global strike, including fighter and combat rotorcraft aircraft and missile systems; global mobility, including transport, tanker, rotorcraft and tilt-rotor aircraft; and airborne surveillance and reconnaissance, including command and control, battle management and airborne anti-submarine aircraft. The major programs in this segment include for global strike: EA-18G Growler Airborne Electronic Attack, F/A-18E/F Super Hornet, F-15 Strike Eagle, AH-64 Apache and Joint Direct Attack Munition; for global mobility: C-17 Globemaster III, USAF KC-46A Tanker, CH-47 Chinook and V-22 Osprey; and for airborne surveillance and reconnaissance: Airborne Early Warning and Control (AEW&C), P-8A Poseidon and India P-8I. During 2011, production deliveries concluded on the F-22 Raptor and KC-767 International Tanker programs.

Network & Space Systems Segment

This segment is engaged in the research, development, production and modification of the following products and related services: electronics and information systems, including command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), cyber and information solutions, and intelligence systems; strategic missile and defense systems; space and intelligence systems, including satellites and commercial satellite launch vehicles; and space exploration. The major programs in this segment include for electronics and information systems: Family of Advanced Beyond Line-of-Sight Terminals (FAB-T); for strategic missile and defense systems: Ground-based Midcourse Defense (GMD); for space and intelligence systems: commercial, civil and military satellites; and for space exploration: International Space Station, Space Launch System (SLS) and Crew Space Transportation-100. This segment also includes our joint venture operations related to United Launch Alliance and United Space Alliance. During 2011, the Brigade Combat Team Modernization (BCTM) and Space Shuttle programs concluded.

Global Services & Support Segment

This segment provides customers with mission readiness through total support solutions. Our global services business sustains aircraft and systems with a full spectrum of products and services through integrated logistics, including supply chain management and engineering support; maintenance, modification and upgrades for aircraft; and training systems and government services, including pilot and maintenance training. GS&S international operations include Boeing Defence U.K. Ltd., Boeing Defence Australia, and Alsalam Aircraft Company, a joint venture.

Integrated logistics comprises an integrated array of services that address the complete life cycle of aircraft and systems. Major programs include: C-17 Globemaster III Integrated Sustainment Program; F-15 support programs for the United States Air Force (USAF) and several other international customers; the F/A-18E/F support program; and domestic and international performance based logistic programs for the AH-64 Apache and CH-47 Chinook helicopters and other BDS platforms.

Maintenance, modification and upgrades for aircraft are performed at centers throughout the United States and around the world, providing rapid cycle time and aircraft services for military customers on a wide variety of BDS and non-BDS platforms.

Training systems and government services comprise a full range of training capabilities for domestic and international customers, including the design and development of trainers for multiple aircraft platforms, and logistics and asset management solutions.

Boeing Capital Segment

BCC facilitates, arranges, structures and provides selective financing solutions for our Commercial Airplanes customers. In the space and defense markets, BCC primarily arranges and structures financing solutions for our BDS government customers. BCC's portfolio consists of equipment under operating leases, finance leases, notes and other receivables, assets held for sale or re-lease and investments.

Financial and Other Business Information

See the Summary of Business Segment Data and Note 22 to our Consolidated Financial Statements for financial information, including revenues and earnings from operations, for each of our business segments.

Intellectual Property

We own numerous patents and have licenses for the use of patents owned by others, which relate to our products and their manufacture. In addition to owning a large portfolio of intellectual property, we also license intellectual property to and from third parties. For example, the U.S. government has licenses in our patents that are developed in performance of government contracts, and it may use or authorize others to use the inventions covered by such patents for government purposes. Unpatented research, development and engineering skills, as well as certain trademarks, trade secrets, and other intellectual property rights, also make an important contribution to our business. While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

Non-U.S. Revenues

See Note 22 to our Consolidated Financial Statements for information regarding non-U.S. revenues.

Research and Development

Research and development expenditures involve experimentation, design, development and related test activities for defense systems, new and derivative jet aircraft including both commercial and military, advanced space and other company-sponsored product development. These are expensed as incurred including amounts allocable as reimbursable overhead costs on U.S. government contracts.

Our total research and development expense amounted to $3.3 billion, $3.9 billion and $4.1 billion in 2012, 2011 and 2010, respectively.

Research and development costs also include bid and proposal efforts related to government products and services, as well as costs incurred in excess of amounts estimated to be recoverable under cost-sharing research and development agreements. Bid and proposal costs were $326 million, $332 million and $355 million in 2012, 2011 and 2010, respectively.

Employees

Total workforce level at December 31, 2012 was approximately 174,400.

As of December 31, 2012, our principal collective bargaining agreements were with the following unions:

Union	Percent of our Employees Represented	Status of the Agreements with the Union
The International Association of Machinists and Aerospace Workers (IAM)	21%	We have two major agreements; one expiring in January of 2015 and one in September of 2016.
The Society of Professional Engineering Employees in Aerospace (SPEEA)	13%	We have one major agreement which expired in October of 2012 that is currently being renegotiated.
The United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)	2%	We have two major agreements; one expiring in October of 2014 and one in February of 2015.

Competition

The commercial jet aircraft market and the airline industry remain extremely competitive. We face aggressive international competitors who are intent on increasing their market share, such as Airbus, Embraer and Bombardier, and other entrants from Russia, China and Japan. We are focused on improving our processes and continuing cost reduction efforts. We intend to continue to compete with other airplane manufacturers by providing customers with greater value products, services, and support. We continue to leverage our extensive customer support services network which span the life cycle of the airplane: aircraft acquisition, readying for service, maintenance and engineering, enhancing and upgrading, and transitioning to the next model - as well as the daily cycle of gate-to-gate operations. This enables us to provide a high level of customer satisfaction and productivity.

BDS faces strong competition in all market segments, primarily from Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company and General Dynamics Corporation. Non-U.S. companies such as BAE Systems and European Aeronautic Defence and Space Company (EADS), the parent of Airbus, continue to build a strategic presence in the U.S. market by strengthening their North American operations and partnering with U.S. defense companies. In addition, certain of our competitors have occasionally formed teams with other competitors to address specific customer requirements. BDS expects the trend of strong competition to continue into 2013 with many international firms attempting to increase their U.S. presence.

Regulatory Matters

Our businesses are heavily regulated in most of our markets. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our international markets.

Government Contracts. The U.S. government, and other governments, may terminate any of our government contracts at their convenience, as well as for default, based on our failure to meet specified performance requirements. If any of our U.S. government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. government would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. government can also hold us liable for damages resulting from the default.

Commercial Aircraft. In the United States, our commercial aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Internationally, similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Joint Aviation Authorities.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in substantial compliance with all applicable environmental laws and regulations. Investigation, remediation, operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. Where we have been designated a PRP by the Environmental Protection Agency or a state environmental agency, we are potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs. For additional information relating to environmental contingencies, see Note 12 to our Consolidated Financial Statements.

International. Our international sales are subject to U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, investment, exchange controls and repatriation of earnings. International sales are also subject to varying currency, political and economic risks.

Raw Materials, Parts, and Subassemblies

We are highly dependent on the availability of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our aerospace products are aluminum (sheet, plate, forgings and extrusions), titanium (sheet, plate, forgings and extrusions) and composites (including carbon and boron). Although alternative sources generally exist for these raw materials, qualification of the sources could take one year or more. Many major components and product equipment items are procured or subcontracted on a sole-source basis with a number of companies.

Suppliers

We are dependent upon the ability of a large number of suppliers and subcontractors to meet performance specifications, quality standards and delivery schedules at our anticipated costs. While we maintain an extensive qualification and performance surveillance system to control risk associated with such reliance on third parties, failure of suppliers or subcontractors to meet commitments could adversely affect production schedules and program/contract profitability, thereby jeopardizing our ability to fulfill commitments to our customers. We are also dependent on the availability of energy sources, such as electricity, at affordable prices.

Seasonality

No material portion of our business is considered to be seasonal.

Executive Officers of the Registrant

See "Item 10. Directors, Executive Officers and Corporate Governance" in Part III.

Other Information

Boeing was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. Our principal executive offices are located at 100 N. Riverside Plaza, Chicago, Illinois 60606 and our telephone number is (312) 544-2000.

General information about us can be found at www.boeing.com. The information contained on or connected to our web site is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the Securities and Exchange Commission (SEC). Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our web site as soon as reasonably practicable after we file them with, or furnish them to, the SEC. These reports may also be obtained at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Boeing.

Forward-Looking Statements

This report, as well as our Annual Report to Shareholders, quarterly reports, and other filings we make with the SEC, press releases and other written and oral communications, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "should," "expects," "intends," "projects," "plans," "believes," "estimates," "targets," "anticipates" and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future financial condition and operating results, as well as any other statement that does not directly relate to any historical or current fact.

Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors, including those set forth in the "Risk Factors" section below could cause actual results to differ materially and adversely from these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

Item 1A. Risk Factors

An investment in our common stock or debt securities involves risks and uncertainties and our actual results and future trends may differ materially from our past or projected future performance. We urge investors to consider carefully the risk factors described below in evaluating the information contained in this report.

Our Commercial Airplanes business depends heavily on commercial airlines, and is subject to unique risks.

Market conditions have a significant impact on demand for our commercial aircraft. The commercial aircraft market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Demand for our commercial aircraft is further influenced by airline profitability, availability of aircraft financing, world trade policies, government-to-government relations, technological changes, price and other competitive factors, fuel prices, terrorism, epidemics and environmental regulations. Traditionally, the airline industry has been cyclical and very competitive and has experienced significant profit swings and constant challenges to be more cost competitive. Significant deterioration in the global economic environment, the airline industry generally, or in the financial stability of one or more of our major customers could result in fewer new orders for aircraft or could cause customers to seek to postpone or cancel contractual orders and/or payments to us, which could result in lower revenues, profitability and cash flows and a reduction in our contractual backlog. In addition, because our commercial aircraft backlog consists of aircraft scheduled for delivery over a period of several years, any of these macroeconomic, industry or customer impacts could unexpectedly affect deliveries over a long period.

We enter into firm fixed-price aircraft sales contracts with indexed price escalation clauses which could subject us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate. Commercial aircraft sales contracts are often entered into years before the aircraft are delivered. In order to account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by an indexed price escalation formula. Our revenue estimates are based on current expectations with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period. Changes in escalation amounts can significantly impact revenues and operating margins in our Commercial Airplanes business.

We derive a significant portion of our revenues from a limited number of commercial airlines. We can make no assurance that any customer will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. In addition, fleet decisions, airline consolidations or financial challenges involving any of our major commercial airline customers could significantly reduce our revenues and limit our opportunity to generate profits from those customers.

Our Commercial Airplanes business depends on our ability to maintain a healthy production system, achieve planned production rate targets, successfully develop new aircraft or new derivative aircraft, and meet or exceed stringent performance and reliability standards.

The commercial aircraft business is extremely complex, involving extensive coordination and integration with suppliers, highly-skilled labor from thousands of employees and other partners, and stringent regulatory requirements and performance and reliability standards. In addition, the introduction of new aircraft derivatives, such as the 787-9 and 737 MAX, involves increased risks associated with meeting development, testing, production and certification schedules. As a result, our ability to deliver aircraft on time, satisfy regulatory and customer requirements, and achieve or maintain, as applicable, program profitability is subject to significant risks.

We must meet planned production rate targets in order to satisfy customer demand and maintain our profitability. We continue to increase production rates for the 737, 777 and 787 programs, while at the same time engaging in significant ongoing development of the 787-9 and 737 MAX derivative aircraft. If production rate ramp-up efforts at any of our commercial aircraft assembly facilities are delayed or if our suppliers cannot timely deliver components to us at the rates necessary to achieve our planned rate increases, we may be unable to meet delivery schedules and the financial performance of one or more of our programs may suffer.

Operational challenges impacting the production system for one or more of our commercial aircraft programs could result in production delays and/or failure to meet customer demand for new aircraft, either of which would negatively impact our revenues and operating margins. Our commercial aircraft production system is extremely complex. Operational issues, including delays or defects in supplier components, failure to meet internal performance plans, or delays or failures to achieve required regulatory certifications, could result in significant out-of-sequence work and increased production costs, as well as delayed deliveries to customers, impacts to aircraft performance and/or increased warranty or fleet support costs. Further, if we cannot efficiently and cost-effectively incorporate design changes into already-completed 787 and 747-8 production aircraft, we may face further profitability pressures on these programs.

If our commercial airplanes fail to satisfy performance and reliability requirements, we could face additional costs and/or lower revenues. Developing and manufacturing commercial aircraft that meet or exceed our performance and reliability standards, as well as those of customers and regulatory agencies, can be costly and technologically challenging. These challenges are particularly significant with newer aircraft programs. Any failure of any Boeing aircraft to satisfy performance or reliability requirements could result in disruption to our operations, higher costs and/or lower revenues.

Changes in levels of U.S. government defense spending or overall acquisition priorities could negatively impact our financial position and results of operations.

We derive a substantial portion of our revenue from the U.S. government, primarily from defense related programs with the U.S. DoD. Levels of U.S. defense spending in future periods are very difficult to predict and subject to significant risks. In addition, significant budgetary constraints may result in further reductions to projected spending levels. In particular, U.S. government expenditures are subject to the potential for automatic reductions, generally referred to as "sequestration." Sequestration may occur during 2013, resulting in significant additional reductions to spending by the U.S. DoD on both existing and new contracts as well as disruption of ongoing programs. We expect that sequestration would have similar impacts on other U.S government customers, such as NASA and various intelligence agencies. Even if sequestration does not occur, we expect that budgetary constraints and ongoing concerns regarding the U.S. national debt will continue to place downward pressure on U.S. DoD spending levels. Due to these and other factors, overall U.S. government defense spending could decline, which could result in significant reductions to revenue, cash flow, profit and backlog primarily in our BDS business.

In addition, as a result of the significant ongoing uncertainty with respect to both U.S. defense spending levels and the nature of the threat environment, we expect the U.S. DoD to continue to emphasize cost-cutting and other efficiency initiatives in its procurement processes. If we can no longer adjust successfully to these changing acquisition priorities and/or fail to meet affordability targets set by the U.S. DoD customer, our revenues and market share would be further impacted.

We conduct a significant portion of our business pursuant to U.S. government contracts, which are subject to unique risks.

In 2012, 33% of our revenues were earned pursuant to U.S. government contracts, which include foreign military sales through the U.S. government. Business conducted pursuant to such contracts is subject to extensive procurement regulations and other unique risks.

Our sales to the U.S. government are subject to extensive procurement regulations, and changes to those regulations could increase our costs. New procurement regulations, or changes to existing requirements, could increase our compliance costs or otherwise have a material impact on the operating margins of our BDS business. For example, in 2012 the U.S. DoD issued a final rule implementing regulations that increased levels of U.S. government oversight with respect to several key business systems of U.S. government prime contractors. These requirements may result in increased compliance costs, and we could be subject to additional costs in the form of withheld payments and/or reduced future business if we fail to comply with these requirements in the future. Compliance costs attributable to current and potential future procurement regulations such as these could negatively impact our financial condition and operating results.

The U.S. government may modify, curtail or terminate one or more of our contracts. The U.S. government contracting party may modify, curtail or terminate its contracts and subcontracts with us, without prior notice and either at its convenience or for default based on performance. For example, in 2011, the U.S. Army terminated for convenience the entire BCTM program. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to fiscal constraints, changes in U.S. national security strategy and/or priorities or other reasons. Further uncertainty with respect to ongoing programs could also result in the event that the U.S. government finances its operations through temporary funding measures such as "continuing resolutions" rather than full-year appropriations. Any loss or anticipated loss of expected funding and/or modification, curtailment, or termination of one or more large programs could have a material adverse effect on our earnings, cash flow and/or financial position.

We are subject to U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under U.S. government contracts. U.S. government agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit government contractors. These agencies review our performance under contracts, cost structure and compliance with applicable laws, regulations, and standards, as well as the adequacy of and our compliance with our internal control systems and policies. Any costs found to be misclassified or inaccurately allocated to a specific contract will be deemed non-reimbursable, and to the extent already reimbursed, must be refunded. Any inadequacies in our systems and policies could result in withholds on billed receivables, penalties and reduced future business. Furthermore, if any audit, inquiry or investigation uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with the U.S. government. We also could suffer reputational harm if allegations of impropriety were made against us, even if such allegations are later determined to be false.

We enter into fixed-price contracts which could subject us to losses if we have cost overruns.

Our BDS business generated approximately 70% of its 2012 revenues from fixed-price contracts. While firm fixed price contracts enable us to benefit from performance improvements, cost reductions and efficiencies, they also subject us to the risk of reduced margins or incurring losses if we are unable to achieve estimated costs and revenues. If our estimated costs exceed our estimated price, we recognize reach-forward losses which can significantly affect our reported results. The long term nature of many of our contracts makes the process of estimating costs and revenues on fixed-price contracts inherently risky. Fixed-price contracts often contain price incentives and penalties tied to performance which can be difficult to estimate and have significant impacts on margins. In addition, some of our contracts have specific provisions relating to cost, schedule and performance.

Fixed-price development contracts are generally subject to more uncertainty than fixed-price production contracts. Many of these development programs have highly complex designs. In addition, technical or quality issues that arise during development could lead to schedule delays and higher costs to complete, which could result in a material charge or otherwise adversely affect our financial condition. Examples of significant BDS fixed-price development contracts include AEW&C, FAB-T, India P-8I, Saudi F-15, USAF KC-46A Tanker, and commercial and military satellites.

We enter into cost-type contracts which also carry risks.

Our BDS business generated approximately 30% of its 2012 revenues from cost-type contracting arrangements. Some of these are development programs that have complex design and technical challenges. These cost-type programs typically have award or incentive fees that are subject to uncertainty and may be earned over extended periods. In these cases the associated financial risks are primarily in reduced fees, lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Programs whose contracts are primarily cost-type include GMD, Proprietary and SLS programs.

We enter into contracts that include in-orbit incentive payments that subject us to risks.

Contracts in the commercial satellite industry and certain government satellite contracts include in-orbit incentive payments. These in-orbit payments may be paid over time after final satellite acceptance or paid in full prior to final satellite acceptance. In both cases, the in-orbit incentive payment is at risk if the satellite does not perform to specifications for up to 15 years after acceptance. The net present value of in-orbit incentive fees we ultimately expect to realize is recognized as revenue in the construction period. If the satellite fails to meet contractual performance criteria, customers will not be obligated to continue making in-orbit payments and/or we may be required to provide refunds to the customer and incur significant charges.

Our ability to deliver products and services that satisfy customer requirements is heavily dependent on the performance of our subcontractors and suppliers, as well as on the availability of raw materials and other components.

We rely on other companies including subcontractors and suppliers to provide and produce raw materials, integrated components and sub-assemblies, and production commodities and to perform some of the services that we provide to our customers. If one or more of our suppliers or subcontractors experiences delivery delays or other performance problems, we may be unable to meet commitments to our customers or incur additional costs. In addition, if one or more of the raw materials on which we depend (such as aluminum, titanium or composites) becomes unavailable or is available only at very high prices, we may be unable to deliver one or more of our products in a timely fashion or at budgeted costs. In some instances, we depend upon a single source of supply. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier's control or as a result of performance problems or financial difficulties, could have a material adverse effect on our ability to meet commitments to our customers or increase our operating costs.

We use estimates in accounting for many contracts and programs. Changes in our estimates could adversely affect our future financial results.

Contract and program accounting require judgment relative to assessing risks, estimating revenues and costs and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts and programs, the estimation of total revenues and cost at completion is complicated and subject to many variables. Assumptions have to be made regarding the length of time to complete the contract or program because costs also include expected increases in wages and employee benefits, material prices and allocated fixed costs. Incentives or penalties related to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information for us to assess anticipated performance. Suppliers' assertions are also assessed and considered in estimating costs and profit rates. Estimates of award fees are also used in sales and profit rates based on actual and anticipated awards.

With respect to each of our commercial aircraft programs, inventoriable production costs (including overhead), program tooling and other non-recurring costs and routine warranty costs are accumulated and charged as cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts limited by the ability to make reasonably dependable estimates. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced and (c) the units' expected sales prices, production costs, program tooling and other non-recurring costs, and routine warranty costs for the total program. Several factors determine accounting quantity, including firm orders, letters of intent from prospective customers and market studies. Changes to customer or model mix, production costs and rates, learning curve, escalation, costs of derivative aircraft, supplier performance, customer negotiations/ settlements, supplier claims and/or certification issues can impact these estimates. Any such change in estimates relating to program accounting may adversely affect future financial performance.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different sales and profit amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance. For additional information on our accounting policies for recognizing sales and profits, see our discussion under "Management's Discussion and Analysis – Critical Accounting Policies – Contract Accounting/Program Accounting" on pages 42 – 44 and Note 1 to our Consolidated Financial Statements on pages 55 – 65 of this Form 10-K.

Competition within our markets may reduce our future contracts and sales.

The markets in which we operate are highly competitive and one or more of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. In our Commercial Airplanes business, we anticipate increasing competition among non-U.S. aircraft manufacturers and service providers in one or more of our market segments. In our BDS business, we anticipate that the effects of defense industry consolidation and new priorities, including long-term cost competitiveness, of our U.S. DoD customer will intensify competition for many of our products and services. Furthermore, we are facing increased international competition and cross-border consolidation of competition. There can be no assurance that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share.

We derive a significant portion of our revenues from non-U.S. sales and are subject to the risks of doing business in other countries.

In 2012, non-U.S. customers accounted for approximately 54% of our revenues. We expect that non-U.S. sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including:

- changes in regulatory requirements;
- domestic and international government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements;
- fluctuations in international currency exchange rates;
- volatility in international political and economic environments and changes in non-U.S. national priorities and budgets, which can lead to delays or fluctuations in orders;
- the complexity and necessity of using non-U.S. representatives and consultants;
- the uncertainty of the ability of non-U.S. customers to finance purchases, including the availability of financing from the U.S. Export-Import Bank;

- uncertainties and restrictions concerning the availability of funding credit or guarantees;
- imposition of taxes, export controls, tariffs, embargoes and other trade restrictions;
- the difficulty of management and operation of an enterprise spread over many countries;
- compliance with a variety of international laws, as well as U.S. laws affecting the activities of U.S. companies abroad; and
- economic and geopolitical developments and conditions.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations in the future.

The outcome of litigation and of government inquiries and investigations involving our business is unpredictable and an adverse decision in any such matter could have a material effect on our financial position and results of operations.

We are involved in a number of litigation matters. These claims may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits could have a material impact on our financial position and results of operations. In addition, we are sometimes subject to government inquiries and investigations of our business due, among other things, to our business relationships with the U.S government, the heavily regulated nature of our industry, and in the case of environmental proceedings, our ownership of certain property. Any such inquiry or investigation could potentially result in an adverse ruling against us, which could have a material impact on our financial position and operating results.

A significant portion of our and Boeing Capital's customer financing portfolio is concentrated among certain customers based in the United States, and in certain types of Boeing aircraft, which exposes us to concentration risks.

A significant portion of our customer financing portfolio is concentrated among certain customers and in distinct geographic regions, particularly in the United States. Our portfolio is also concentrated by varying degrees across Boeing aircraft product types, most notably 717 aircraft. If one or more customers holding a significant portion of our portfolio assets experiences financial difficulties or otherwise defaults on or does not renew its leases with us at their expiration, and we are unable to redeploy the aircraft on reasonable terms, or if the types of aircraft that are concentrated in our portfolio suffer greater than expected declines in value, our earnings, cash flows and/or financial position could be materially adversely affected.

We may be unable to obtain debt to fund our operations and contractual commitments at competitive rates, on commercially reasonable terms or in sufficient amounts.

We depend, in part, upon the issuance of debt to fund our operations and contractual commitments. As of December 31, 2012 and 2011, our airplane financing commitments totaled $18,083 million and $15,866 million. If we require additional funding in order to fund outstanding financing commitments or meet other business requirements, our market liquidity may not be sufficient. A number of factors could cause us to incur increased borrowing costs and to have greater difficulty accessing public and private markets for debt. These factors include disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook or credit ratings. The occurrence of any or all of these events may adversely affect our ability to fund our operations and contractual or financing commitments.

We may not realize the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures.

As part of our business strategy, we may merge with or acquire businesses and/or form joint ventures and strategic alliances. Whether we realize the anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the operations of the acquired business, the performance of the underlying product and service portfolio, and the performance of the management team and other personnel of the acquired operations. Accordingly, our financial results could be adversely affected from unanticipated performance issues, legacy liabilities, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance and indemnifications. Consolidations of joint ventures could also impact our reported results of operations or financial position. While we believe that we have established appropriate and adequate procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. We also may make strategic divestitures from time to time. These transactions may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements, following the transaction. Nonperformance by those divested businesses could affect our future financial results through additional payment obligations, higher costs or asset write-downs.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. While we maintain insurance for certain risks and, in some circumstances, we may receive indemnification from the U.S. government, insurance cannot be obtained to protect against all risks and liabilities. It is therefore possible that the amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial costs. For example, liabilities arising from the use of certain of our products, such as aircraft technologies, missile systems, border security systems, anti-terrorism technologies, and/or air traffic management systems may not be insurable on commercially reasonable terms. While some of these products are shielded from liability within the U.S. under the SAFETY Act provisions of the 2002 Homeland Security Act, no such protection is available outside the U.S., potentially resulting in significant liabilities. The amount of insurance coverage we are able to maintain may be inadequate to cover these or other claims or liabilities.

Business disruptions could seriously affect our future sales and financial condition or increase our costs and expenses.

Our business may be impacted by disruptions including threats to physical security, information technology or cyber-attacks or failures, damaging weather or other acts of nature and pandemics or other public health crises. Any of these disruptions could affect our internal operations or our ability to deliver products and services to our customers. Any significant production delays, or any destruction, manipulation or improper use of our data, information systems or networks could impact our sales, increase our expenses and/or have an adverse affect the reputation of Boeing and of our products and services.

Some of our and our suppliers' workforces are represented by labor unions, which may lead to work stoppages.

Approximately 68,000 employees, which constitute 39% of our total workforce, are union represented as of December 31, 2012. We experienced a work stoppage in 2008 when a labor strike halted commercial aircraft and certain BMA program production and we may experience additional work stoppages in the future, which could adversely affect our business. We cannot predict how stable our relationships, currently with 12 U.S. labor organizations and 6 non-U.S. labor organizations, will be or whether we will be able to meet the unions' requirements without impacting our financial condition. The unions may also limit our flexibility in dealing with our workforce. Union actions at suppliers can also affect us. Work stoppages and instability in our union relationships could delay the production and/or development of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

We have substantial pension and other postretirement benefit obligations, which have a material impact on our earnings, shareholders' equity and cash flows from operations and could have significant adverse impacts in future periods.

We have qualified defined benefit pension plans that cover the majority of our employees. Potential pension contributions include both mandatory amounts required under the Employee Retirement Income Security Act (ERISA) and discretionary contributions to improve the plans' funded status. The extent of future contributions depends heavily on market factors such as the discount rate and the actual return on plan assets. We estimate future contributions to these plans using assumptions with respect to these and other items. Changes to those assumptions could have a significant effect on future contributions as well as on our annual pension costs and/or result in a significant change to Shareholders' equity. For U.S. government contracts, we allocate pension costs to individual contracts based on U.S. Cost Accounting Standards which can also affect contract profitability. We also provide other postretirement benefits to certain of our employees, consisting principally of health care coverage for eligible retirees and qualifying dependents. Our estimates of future costs associated with these benefits are also subject to assumptions, including estimates of the level of medical cost increases. For a discussion regarding how our financial statements can be affected by pension and other postretirement plan accounting policies, see "Management's Discussion and Analysis-Critical Accounting Policies-Postretirement Plans" on page 46 of this Form 10-K. Although GAAP expense and pension or other postretirement contributions are not directly related, the key economic factors that affect GAAP expense would also likely affect the amount of cash or stock we would contribute to our plans.

Our operations expose us to the risk of material environmental liabilities.

We are subject to various federal, state, local and non-U.S. laws and regulations related to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In some cases, we may be subject to such costs due to environmental impacts attributable to our current or past manufacturing operations or the operations of companies we have acquired. In other cases, we may become subject to such costs due to an indemnification agreement between us and a third party relating to such environmental liabilities. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation requirements could result in additional costs. For additional information relating to environmental contingencies, see Note 12 to our Consolidated Financial Statements.

Unauthorized access to our or our customers' information and systems could negatively impact our business.

We face certain security threats, including threats to the confidentiality, availability and integrity of our data and systems. We maintain an extensive network of technical security controls, policy enforcement mechanisms and monitoring systems in order to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks could result in significant financial or information losses and/or reputational harm. In addition, we manage information technology systems for certain customers. Many of these customers face similar security threats. If we cannot prevent the unauthorized access, release and/or corruption of our customers' confidential, classified or personally identifiable information, our reputation could be damaged, and/or we could face financial losses.

Item 1B. Unresolved Staff Comments

Not applicable

Item 2. Properties

We occupied approximately 83 million square feet of floor space on December 31, 2012 for manufacturing, warehousing, engineering, administration and other productive uses, of which approximately 96% was located in the United States. The following table provides a summary of the floor space by business as of December 31, 2012:

(Square feet in thousands)	Owned	Leased	Government Owned[1]	Total
Commercial Airplanes	36,165	5,404		41,569
Defense, Space & Security	30,101	7,801		37,902
Other[2]	2,155	748	318	3,221
Total	68,421	13,953	318	82,692

[1] Excludes rent-free space furnished by U.S. government landlord of 546 square feet.

[2] Other includes BCC; EO&T; SSG; and our Corporate Headquarters.

At December 31, 2012, our segments occupied in excess of 74 million square feet of floor space at the following major locations:

- Commercial Airplanes – Greater Seattle, WA; North Charleston, SC; Greater Los Angeles, CA; Portland, OR; Australia; and Canada
- Defense, Space & Security – Greater Los Angeles, CA; Greater Seattle, WA; Greater St. Louis, MO; Philadelphia, PA; San Antonio, TX; Huntsville, AL; Mesa, AZ; Wichita, KS; Houston, TX; Oklahoma City, OK; and Greater Washington, DC
- Other – Chicago, IL and Greater Seattle, WA

Most runways and taxiways that we use are located on airport properties owned by others and are used jointly with others. Our rights to use such facilities are provided for under long-term leases with municipal, county or other government authorities. In addition, the U.S. government furnishes us certain office space, installations and equipment at U.S. government bases for use in connection with various contract activities.

We believe that our major properties are adequate for our present needs and, as supplemented by planned improvements and construction, expect them to remain adequate for the foreseeable future.

Item 3. Legal Proceedings

Currently, we are involved in a number of legal proceedings. For a discussion of contingencies related to legal proceedings, see Note 21 to our Consolidated Financial Statements, which is hereby incorporated by reference.

BSSI/Telesat Canada

On November 9, 2006, Telesat Canada (Telesat) and a group of its insurers served Boeing Satellite Systems International Inc. (BSSI) with an arbitration demand in connection with the constructive total loss of Anik F1, a model 702 satellite manufactured by BSSI. During the fourth quarter of 2012, both the arbitration and the associated claims by reinsurers were dismissed after the parties agreed to settle on terms requiring no payment or admission of liability.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market for our common stock is the New York Stock Exchange where it trades under the symbol BA. As of February 1, 2013, there were 167,801 shareholders of record. Additional information required by this item is incorporated by reference from Note 23 to our Consolidated Financial Statements.

Issuer Purchases of Equity Securities

The following table provides information about purchases we made during the quarter ended December 31, 2012 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

(Dollars in millions, except per share data)

	(a)	(b)	(c)	(d)
	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs[2]
10/1/2012 thru 10/31/2012	47,535	$70.05		$3,610
11/1/2012 thru 11/30/2012	4,728	71.69		3,610
12/1/2012 thru 12/31/2012	4,643	74.10		3,610
Total	56,906	$70.52		

(1) We purchased an aggregate of 56,906 shares transferred to us from employees in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock units during the period. We did not purchase shares in swap transactions.

(2) On October 29, 2007, the Board approved the repurchase of up to $7 billion of common stock (the Program). Unless terminated earlier by a Board resolution, the Program will expire when we have used all authorized funds for repurchase. In February 2009, repurchases were suspended and in December 2012 we announced the resumption of this program with repurchases expected to total between $1.5 and $2.0 billion in 2013.

Item 6. Selected Financial Data

Five-Year Summary (Unaudited)

(Dollars in millions, except per share data)	**2012**	2011	2010	2009	2008
Operations					
Revenues:					
Commercial Airplanes	**$49,127**	$36,171	$31,834	$34,051	$28,263
Defense, Space & Security:[1]					
Boeing Military Aircraft	**16,384**	14,947	14,238	14,304	13,445
Network & Space Systems	**7,584**	8,654	9,449	10,871	11,346
Global Services & Support	**8,639**	8,375	8,256	8,486	7,256
Total Defense, Space & Security	**32,607**	31,976	31,943	33,661	32,047
Boeing Capital	**441**	520	639	660	703
Other segment	**133**	150	138	165	567
Unallocated items and eliminations	**(610)**	(82)	(248)	(256)	(671)
Total revenues	**$81,698**	$68,735	$64,306	$68,281	$60,909
General and administrative expense	**3,717**	3,408	3,644	3,364	3,084
Research and development expense	**3,298**	3,918	4,121	6,506	3,768
Other income/(loss), net	**62**	47	52	(26)	247
Net earnings from continuing operations	**$3,903**	$4,011	$3,311	$1,335	$2,654
Net gain/(loss) on disposal of discontinued operations, net of tax	**(3)**	7	(4)	(23)	18
Net earnings	**$3,900**	$4,018	$3,307	$1,312	$2,672
Basic earnings per share from continuing operations	**5.15**	5.38	4.50	1.89	3.68
Diluted earnings per share from continuing operations	**5.11**	5.33	4.46	1.87	3.65
Cash dividends declared	**$1,360**	$1,263	$1,245	$1,233	$1,187
Per share	**1.81**	1.70	1.68	1.68	1.62
Additions to Property, plant and equipment	**1,703**	1,713	1,125	1,186	1,674
Depreciation of Property, plant and equipment	**1,248**	1,119	1,096	1,066	1,013
Year-end workforce	**174,400**	171,700	160,500	157,100	162,200
Financial position at December 31					
Total assets	**$88,896**	$79,986	$68,565	$62,053	$53,779
Working capital	**12,327**	8,536	5,177	2,392	(4,809)
Property, plant and equipment, net	**9,660**	9,313	8,931	8,784	8,762
Cash and cash equivalents	**10,341**	10,049	5,359	9,215	3,268
Short-term and other investments	**3,217**	1,223	5,158	2,008	11
Total debt	**10,409**	12,371	12,421	12,924	7,512
Customer financing assets	**4,420**	4,772	4,680	5,834	6,282
Shareholders' equity[2]	**5,867**	3,515	2,766	2,128	(1,294)
Per share	**7.76**	4.72	3.76	2.93	(1.85)
Common shares outstanding (in millions)[3]	**755.6**	744.7	735.3	726.3	698.1
Contractual Backlog:					
Commercial Airplanes	**$317,287**	$293,303	$255,591	$250,476	$278,575
Defense, Space & Security:[1]					
Boeing Military Aircraft	**29,674**	24,085	25,094	26,354	25,802
Network & Space Systems	**9,692**	9,024	9,567	7,731	8,868
Global Services & Support	**15,702**	13,245	13,703	11,939	10,615
Total Defense, Space & Security	**55,068**	46,354	48,364	46,024	45,285
Total contractual backlog	**$372,355**	$339,657	$303,955	$296,500	$323,860

Cash dividends have been paid on common stock every year since 1942.

(1) Effective January 1, 2012, certain programs were realigned between BDS segments. Prior years have been recast for segment realignments.

(2) Shareholders' equity excludes non-controlling interest.

(3) Represents actual number of shares outstanding as of December 31 and excludes treasury shares and the outstanding shares held by the ShareValue Trust, which was terminated in July 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations and Financial Condition

Overview

We are a global market leader in design, development, manufacture, sale, service and support of commercial jetliners, military aircraft, satellites, missile defense, human space flight and launch systems and services. We are one of the two major manufacturers of 100+ seat airplanes for the worldwide commercial airline industry and one of the largest defense contractors in the U.S. While our principal operations are in the U.S., we conduct operations in many countries and rely on an extensive network of international partners, key suppliers and subcontractors.

Our strategy is centered on successful execution in healthy core businesses – Commercial Airplanes and Defense, Space & Security (BDS) – supplemented and supported by Boeing Capital (BCC). Taken together, these core businesses have historically generated substantial earnings and cash flow that permit us to invest in new products and services. We focus on producing the products and providing the services that the market demands and we price our products and services to provide a fair return for our shareholders while continuing to find new ways to improve efficiency and quality. Commercial Airplanes is committed to being the leader in commercial aviation by offering airplanes and services that deliver superior design, efficiency and value to customers around the world. BDS integrates its resources in defense, intelligence, communications, security and space to deliver capability-driven solutions to its customers at reduced costs. Our strategy is to leverage our core businesses to capture key next-generation programs while expanding our presence in adjacent and international markets, underscored by an intense focus on growth and productivity. Our strategy also benefits as the cyclicality of commercial and defense markets often offset. BCC delivers value by supporting our business units and managing overall financing exposure.

Consolidated Results of Operations

Revenues

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Commercial Airplanes	**$49,127**	$36,171	$31,834
Defense, Space & Security	**32,607**	31,976	31,943
Boeing Capital	**441**	520	639
Other segment	**133**	150	138
Unallocated items and eliminations	**(610)**	(82)	(248)
Total	**$81,698**	$68,735	$64,306

Revenues in 2012 increased by $12,963 million or 19% compared with 2011. Commercial Airplanes revenues increased by $12,956 million primarily due to higher new airplane deliveries across all programs. BDS revenues increased by $631 million due to higher revenues in the Boeing Military Aircraft (BMA) and Global Service & Support (GS&S) segments partially offset by lower revenues in the Network & Space Systems (N&SS) segment. Unallocated items and eliminations reduced revenues by $610 million in 2012 compared with $82 million in 2011 reflecting higher intercompany deliveries of P-8 and commercial aircraft in 2012.

Revenues in 2011 increased by $4,429 million or 7% compared with 2010. Commercial Airplanes revenues increased by $4,337 million due to higher new airplane deliveries, including the impact of entry into service of the 787-8 and 747-8 Freighter, favorable new airplane delivery mix and higher commercial aviation services revenues. BDS revenues increased by $33 million primarily due to higher revenues in the BMA and GS&S segments, partially offset by lower revenues in the N&SS segment.

Earnings From Operations

The following table summarizes our earnings/(loss) from operations:

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Commercial Airplanes	**$4,711**	$3,495	$3,006
Defense, Space & Security	**3,068**	3,158	2,875
Boeing Capital	**82**	113	152
Other segment	**(159)**	66	(327)
Unallocated items and eliminations	**(1,391)**	(988)	(735)
Total	**$6,311**	$5,844	$4,971

Operating earnings in 2012 increased by $467 million compared with 2011. Commercial Airplanes earnings increased by $1,216 million reflecting higher new airplane deliveries and lower research and development expense partially offset by higher fleet support costs, increased operating costs associated with business growth, other period costs and decreased earnings from commercial aviation services. BDS earnings decreased by $90 million due to lower earnings in the N&SS segment, partially offset by higher earnings in the GS&S and BMA segments. Other segment losses increased by $225 million primarily due to a reduction in the allowance for losses on receivables in 2011. Unallocated items and eliminations in 2012 reduced earnings by $403 million compared with 2011 primarily due to higher pension costs.

Operating earnings in 2011 increased by $873 million compared with 2010. Commercial Airplanes earnings increased by $489 million, primarily due to higher revenues and a reduction in research and development costs, partially offset by increases in period costs associated with business growth. BDS earnings increased by $283 million compared with 2010 due to higher earnings in the BMA and GS&S segments, partially offset by lower earnings in the N&SS segment. Other segment earnings increased by $393 million primarily due to a $241 million reduction in the allowance for losses on receivables during 2011. Unallocated items and eliminations in 2011 reduced earnings by $253 million compared with 2010 primarily due to higher pension and postretirement costs.

The following table summarizes our research and development expense:

Years ended December 31,	**2012**	2011	2010
Commercial Airplanes	**$2,049**	$2,715	$2,975
Defense, Space & Security	**1,189**	1,138	1,136
Other	**60**	65	10
Total	**$3,298**	$3,918	$4,121

Our Research and development expense decreased by $620 million and $203 million in 2012 and 2011. These decreases were primarily due to lower spending at BCA on the 747-8 and 787-8 programs.

The most significant items included in Unallocated items and eliminations are shown in the following table:

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Share-based plans	**($81)**	($83)	($136)
Deferred compensation	**(75)**	(61)	(112)
Pension	**(787)**	(269)	54
Postretirement	**(112)**	(248)	(59)
Eliminations and other	**(336)**	(327)	(482)
Total	**($1,391)**	($988)	($735)

Share-based plans expense decreased by $53 million in 2011 primarily due to the expiration of the ShareValue trust at June 30, 2010.

Deferred compensation expense increased by $14 million in 2012 and decreased by $51 million in 2011. The year over year changes in deferred compensation expense are primarily driven by changes in our stock price and broad stock market conditions.

Eliminations and other unallocated items expense increased by $9 million in 2012 and decreased by $155 million in 2011. The fluctuations in 2012 and 2011 were due to the timing of intercompany expense allocations and elimination of profit on intercompany items. The 2012 expense includes a $121 million benefit related to a favorable court judgment on satellite litigation and the 2010 expense includes a $55 million charitable contribution.

Unallocated pension and other postretirement expense represents the difference between costs recognized under Generally Accepted Accounting Principles in the United States of America (GAAP) in the consolidated financial statements and federal cost accounting standards required to be utilized by our business segments for U.S. government contracting purposes. We recorded net periodic benefit cost related to pensions and other postretirement benefits of $3,383 million, $3,127 million and $1,864 million in 2012, 2011 and 2010, respectively. The increase in net periodic benefit costs related to pensions and other postretirement benefits is primarily due to higher amortization of actuarial losses and higher service costs driven by lower discount rates. Not all net periodic benefit cost is recognized in earnings in the period incurred because it is allocated to production as product costs and a portion remains in inventory at the end of the reporting period. A portion of pension and other postretirement expense is recorded in the business segments and the remainder is included in unallocated pension and other postretirement expense. The unallocated expense in 2011 includes $161 million of additional expense recorded during the third quarter due to an adjustment primarily related to prior years' accumulated postretirement benefit obligations. See the discussion of the postretirement liabilities in Note 15 to our Consolidated Financial Statements. Earnings from operations included the following amounts allocated to business segments and Other unallocated items and eliminations.

(Dollars in millions)	Pension			Other Postretirement Benefits		
Years ended December 31,	**2012**	2011	2010	**2012**	2011	2010
Allocated to business segments	**($1,620)**	($1,379)	($1,155)	**($431)**	($444)	($421)
Other unallocated items and eliminations	**(787)**	(269)	54	**(112)**	(248)	(59)
Total	**($2,407)**	($1,648)	($1,101)	**($543)**	($692)	($480)

Other Earnings Items

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Earnings from operations	**$6,311**	$5,844	$4,971
Other income, net	**62**	47	52
Interest and debt expense	**(463)**	(498)	(516)
Earnings before income taxes	**5,910**	5,393	4,507
Income tax expense	**(2,007)**	(1,382)	(1,196)
Net earnings from continuing operations	**$3,903**	$4,011	$3,311

Interest and debt expense decreased by $35 million in 2012 and $18 million in 2011 as a result of lower weighted average interest rates and debt balances.

Our effective income tax rates were 34.0%, 25.6% and 26.5% for the years ended December 31, 2012, 2011 and 2010, respectively. Our 2012 effective tax rate was higher than prior years, primarily due to tax benefits of $397 million and $371 million recorded in 2011 and 2010 as a result of federal income tax audit settlements. Federal income tax audits have been settled for all years prior to 2007. The absence of research and development tax credits also contributed to the higher tax rate in 2012. Our 2011 effective tax rate was lower than 2010, primarily due to an income tax charge of $150 million recorded during the first quarter of 2010 as a result of the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act of 2010.

The research and development credit expired on December 31, 2011. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 that retroactively renews the research and development credit for 2012 and extends the credit through December 31, 2013. As tax law changes are recognized in the period in which new legislation is enacted, the 2012 R&D credit of approximately $150 million will be reflected as a discrete item in our income tax rate for the first quarter of 2013. For additional discussion related to Income Taxes, see Note 5 to our Consolidated Financial Statements.

Backlog

Our backlog at December 31 was as follows:

(Dollars in millions)	**2012**	2011	2010
Contractual Backlog:			
Commercial Airplanes	**$317,287**	$293,303	$255,591
Defense, Space & Security:			
Boeing Military Aircraft	**29,674**	24,085	25,094
Network and Space Systems	**9,692**	9,024	9,567
Global Services and Support	**15,702**	13,245	13,703
Total Defense, Space & Security	**55,068**	46,354	48,364
Total contractual backlog	**$372,355**	$339,657	$303,955
Unobligated backlog	**$17,873**	$15,775	$16,871

Contractual backlog of unfilled orders excludes purchase options, announced orders for which definitive contracts have not been executed, and unobligated U.S. and non-U.S. government contract funding. The increase in contractual backlog during 2012 was due to commercial aircraft orders in excess of deliveries, partially reduced by cancellations of commercial airplane orders and changes in projected revenue escalation. The increase in contractual backlog during 2011 was due to commercial airplane orders in excess of deliveries and changes in projected revenue escalation for undelivered commercial airplanes.

Unobligated backlog includes U.S. and non-U.S. government definitive contracts for which funding has not been authorized. The increase in unobligated backlog during 2012 is due to increases at BDS of $2,720 million compared with 2011 primarily due to F-15 orders and the contract award for the Space Launch System program received in 2012. The decrease in unobligated backlog during 2011 is due to decreases at BDS of $3,135 million compared with 2010 primarily due to funding of existing multi-year contracts and termination for convenience by the U.S. Army of the Brigade Combat Team Modernization (BCTM) program, partially offset by the U.S. Air Force (USAF) contract for the KC-46A Tanker and the Missile Defense Agency Development and Sustainment Contract.

Additional Considerations

KC-46A Tanker In 2011, we were awarded a contract from the USAF to design, develop, manufacture and deliver 4 next generation aerial refueling tankers. The KC-46A Tanker will be a derivative of our 767 commercial aircraft. This contract is a fixed-price incentive firm contract valued at $4.9 billion and involves highly complex designs. Changes to our estimated cost to perform the work could result in a material charge. This contract contains production options. If all options under the contract are exercised, we expect to deliver 179 aircraft for a total expected contract value of approximately $30 billion. For segment reporting purposes, backlog, revenues and costs are recorded in the Commercial Airplanes and BMA segments.

Collective Bargaining Agreement Our collective bargaining agreement with The Society of Professional Engineering Employees in Aerospace (SPEEA), which covers 23,600 employees, expired in October, 2012. SPEEA-represented employees continue to work under the terms of that contract. The parties continue contract negotiations and on January 17, 2013, Boeing presented a contract offer to SPEEA.

Segment Results of Operations and Financial Condition

Commercial Airplanes

Business Environment and Trends

Airline Industry Environment Global economic growth and global trade, which are the primary drivers of air travel and air cargo growth, remained weak in 2012. Despite this, passenger traffic grew by approximately 6% in 2011 and 2012 and is forecast to continue at or near the long-term trend of 5% in 2013. There continues to be significant variation between regions and airline business models, with airlines operating in emerging economies and low-cost-carriers leading growth. Estimates indicate a modest decline in air cargo traffic in 2012 with continued softness in 2013. The relative weakness of the air cargo market has impacted near-term demand for new freighter aircraft and freighter conversions, and we continue to monitor the impact of this trend on our business.

Airline financial performance also plays a role in the demand for new capacity. Airlines continue to focus on increasing revenue through alliances, partnerships, new marketing initiatives, and effective leveraging of ancillary services and related revenues. Airlines are also relentlessly focusing on reducing costs by renewing fleets to leverage more fuel efficient airplanes and by employing efficiency generating service offerings in a high-fuel-price environment. Net profits for the global airline industry are estimated to total $7 billion in 2012 and the forecast shows some improvement in 2013. These profit levels reflect low profit margins for the industry, and risk remains due to ongoing economic and political uncertainty.

The long-term outlook for the industry remains positive due to the fundamental drivers of air travel growth: economic growth and the increasing propensity to travel due to increased trade, globalization, and improved airline services driven by liberalization of air traffic rights between countries. Our 20-year forecast is for a long-term average growth rate of 5% per year for passenger and cargo traffic, based on a projected average annual worldwide real economic growth rate of 3%. Based on long-term global economic growth projections, and factoring in increased utilization of the worldwide airplane fleet and requirements to replace older airplanes, we project a $4.5 trillion market for 34,000 new airplanes over the next 20 years.

The industry remains vulnerable to near-term exogenous developments including fuel price spikes, credit market shocks, terrorism, natural disasters, conflicts, and increased global environmental regulations.

Industry Competitiveness The commercial jet airplane market and the airline industry remain extremely competitive. Market liberalization in Europe and Asia has enabled low-cost airlines to continue gaining market share. These airlines have increased the pressure on airfares. This results in continued cost pressures for all airlines and price pressure on our products. Major productivity gains are essential to ensure a favorable market position at acceptable profit margins.

Continued access to global markets remains vital to our ability to fully realize our sales potential and long-term investment returns. Approximately 15% of Commercial Airplanes' contractual backlog, in dollar terms, is with U.S. airlines, including cargo carriers.

We face aggressive international competitors who are intent on increasing their market share. They offer competitive products and have access to most of the same customers and suppliers. With government support, Airbus has historically invested heavily to create a family of products to compete with ours. Regional jet makers Embraer and Bombardier, coming from the less than 100-seat commercial jet market, continue to develop larger and more capable airplanes. Additionally, other competitors from Russia, China and Japan are developing commercial jet aircraft in the market above 90 seats. Many of these competitors have historically enjoyed access to government-provided financial support, including "launch aid," which greatly reduces the commercial risks associated with airplane development activities and enables airplanes to be brought to market more quickly than otherwise possible. This market environment has resulted in intense pressures on pricing and other competitive factors, and we expect these pressures to continue or intensify in the coming years.

Worldwide, airplane sales are generally conducted in U.S. dollars. Fluctuating exchange rates affect the profit potential of our major competitors, all of whom have significant costs in other currencies. Changes in value of the U.S. dollar relative to their local currencies impact competitors' revenues and profits. Competitors routinely respond to a relatively weaker U.S. dollar by aggressively reducing costs and increasing productivity, thereby improving their longer-term competitive posture. If the U.S. dollar strengthens, competitors can use the improved efficiency to fund product development, gain market share through pricing and/or improve earnings.

We are focused on improving our processes and continuing cost-reduction efforts. We continue to leverage our extensive customer support services network which includes aviation support, spares, training, maintenance documents and technical advice for airlines throughout the world. This enables us to provide a high level of customer satisfaction and productivity. These efforts enhance our ability to pursue pricing strategies that enable us to price competitively.

Operating Results

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Revenues	**$49,127**	$36,171	$31,834
% of total company revenues	**60%**	53%	50%
Earnings/(loss) from operations	**$4,711**	$3,495	$3,006
Operating margins	**9.6%**	9.7%	9.4%
Research and development	**$2,049**	$2,715	$2,975
Contractual backlog	**$317,287**	$293,303	$255,591
Unobligated backlog	**$1,466**	$2,088	$49

Revenues

Year-over-year changes in Revenue are shown in the following table:

(Dollars in millions)	2012 vs. 2011	2011 vs. 2010
New airplane sales	$13,185	$3,766
Commercial aviation services	(161)	594
Other	(68)	(23)
Total	$12,956	$4,337

Revenues for 2012 increased by $12,956 million or 36% compared with 2011 primarily due to higher new airplane deliveries across all programs.

Revenues for 2011 increased by $4,337 million or 13.6% compared with 2010 due to higher new airplane deliveries, including the impact of entry into service of the 787-8 and 747-8 Freighter, favorable commercial airplane delivery model mix and higher commercial aviation services revenues. The increase in revenues from commercial aviation services was primarily due to increased sales of spares.

Commercial airplanes deliveries as of December 31 were as follows:

	737	747	767	777	787	Total
2012						
Cumulative deliveries	**4,293**	**1,458**	**1,040**	**1,066**	**49**	
Deliveries	**415** (1)	**31**	**26**	**83**	**46** (2)	**601**
2011						
Cumulative deliveries	3,878	1,427	1,014	983	3	
Deliveries	372 (1)	9	20	73	3	477
2010						
Cumulative deliveries	3,506	1,418	994	910		
Deliveries	376 (1)		12	74		462

(1) Includes intercompany deliveries of nine aircraft in 2012, seven in 2011 and five in 2010.

(2) Includes three aircraft accounted for as revenues by BCA and as operating leases in consolidation.

Earnings From Operations

Earnings from operations for 2012 increased by $1,216 million compared with 2011. This was primarily due to higher new airplane deliveries, which drove an increase in earnings of $1,292 million, and lower research and development expense of $666 million primarily due to lower spending on the 747-8 and 787-8 programs. These increases were partially offset by lower earnings of $742 million driven by higher fleet support costs, increased operating costs associated with business growth, other period costs and decreased earnings from commercial aviation services. The decrease in operating margins from 9.7% in 2011 to 9.6% in 2012 was primarily due to the dilutive effect of the 787 and 747-8 deliveries.

Earnings from operations for 2011 increased by $489 million compared with 2010. This increase reflects earnings of $376 million from higher revenues on new airplane deliveries, $180 million of higher earnings due to commercial aviation services volume and margins and $261 million of lower research and development expense, partially offset by increases of $328 million reflecting higher fleet support costs and other costs associated with business growth.

Backlog Firm backlog represents orders for products and services where no contingencies remain before we and the customer are required to perform. Backlog does not include prospective orders where customer controlled contingencies remain, such as the customers receiving approval from their Board of Directors, shareholders or government and completing financing arrangements. All such contingencies must be satisfied or have expired prior to recording a new firm order even if satisfying such conditions is highly certain. Firm orders exclude options. A number of our customers may have contractual remedies that may be implicated by program delays. We continue to address customer claims and requests for other contractual relief as they arise. However, once orders are included in firm backlog, orders remain in backlog until canceled or fulfilled, although the value of orders is adjusted as changes to price and schedule are agreed to with customers.

The increase in contractual backlog during 2012 was due to orders in excess of deliveries, partially reduced by cancellations of orders and changes in projected revenue escalation. The decrease in unobligated backlog in 2012 was due to incremental funding of the existing multi-year contract for Commercial Airplanes' share of the USAF contract for the KC-46A Tanker.

The increase in contractual backlog during 2011 was due to orders in excess of deliveries and changes in projected revenue escalation, partially reduced by cancellations of orders. The increase in unobligated backlog in 2011 represents Commercial Airplanes' share of the USAF contract for the KC-46A Tanker.

Accounting Quantity The accounting quantity is our estimate of the quantity of airplanes that will be produced for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. It is a key determinant of the gross margins we recognize on sales of individual airplanes throughout a program's life. Estimation of each program's accounting quantity takes into account several factors that are indicative of the demand for that program, including firm orders, letters of intent from prospective customers and market studies. We review our program accounting quantities quarterly.

The accounting quantity for each program may include units that have been delivered, undelivered units under contract, and units anticipated to be under contract in the reasonable future (anticipated orders). In developing total program estimates, all of these items within the accounting quantity must be considered.

The following table provides details of the accounting quantities and firm orders by program as of December 31. Cumulative firm orders represent the cumulative number of commercial jet aircraft deliveries plus undelivered firm orders.

	Program				
	737	747	767	777	787
2012					
Program accounting quantities	**6,600**	**1,574**	**1,103**	**1,450**	**1,100**
Undelivered units under firm orders	**3,074**	**67**	**68**	**365**	**799**
Cumulative firm orders	**7,367**	**1,525**	**1,108**	**1,431**	**848**
2011					
Program accounting quantities	6,200	1,549	1,084	1,350	1,100
Undelivered units under firm orders	2,365	97	72	380	857
Cumulative firm orders	6,243	1,524	1,086	1,363	860
2010					
Program accounting quantities	5,000	1,524	1,048	1,150	*
Undelivered units under firm orders	2,186	107	50	253	847
Cumulative firm orders	5,692	1,525	1,044	1,163	847

* The initial accounting quantity for the 787 program was established in the third quarter of 2011.

737 Program The accounting quantity for the 737 program increased by 400 units during 2012 due to the program's normal progress of obtaining additional orders and delivering airplanes. As planned, production increased from 31.5 to 35 airplanes per month during 2012. We continue to expect to increase production from 35 to 38 airplanes per month beginning in 2013 and a further increase to 42 airplanes per month beginning in 2014. The majority of the 737 orders during 2012 related to the 737 MAX, the new engine variant of the 737. The accounting quantity for the 737 program includes NG and MAX units. First delivery of the 737 MAX is expected in 2017.

747 Program The accounting quantity for the 747 program increased by 25 units in 2012, reflecting the normal process of estimating planned production under existing and anticipated contracts. We continue to incorporate changes identified during flight testing into previously completed airplanes. First delivery of the 747-8 Intercontinental occurred in February 2012.

The production rate increased from 1.5 to 2 airplanes per month in May 2012. Ongoing weakness in the air cargo market and lower-than-expected demand for large commercial passenger aircraft have resulted in pricing pressures and fewer orders than anticipated in 2012. We have a number of unsold Freighter and Intercontinental production positions beyond 2013. If we are unable to obtain orders for multiple Freighter aircraft in 2013 consistent with our near-term production plans, we may be required to take actions including reducing the number of airplanes produced and/or building airplanes for which we have not received firm orders. We also remain focused on reducing out-of-sequence work, improving supply chain efficiency and implementing cost-reduction efforts. If market and production risks cannot be mitigated, the program could face an additional reach-forward loss that may be material.

767 Program The accounting quantity for the 767 program increased by 19 units during 2012 reflecting the normal process of estimating planned production under existing and anticipated contracts. As we reconfigure the 767 assembly line to include the USAF KC-46A Tanker, we plan to decrease our production rate from 2 to 1 airplanes per month in late 2013. We then expect to increase the rate to 1.5 per month in 2014 and back to 2 per month in 2016.

777 Program The accounting quantity for the 777 program increased by 100 units during 2012 due to the program's normal progress of obtaining additional orders and delivering airplanes. As previously announced, we plan to increase our production rate from 7 per month to 8.3 per month in 2013.

787 Program We delivered 46 787 aircraft in 2012 bringing cumulative deliveries to 49. We continued to incorporate engineering and other design changes identified during flight testing into already completed aircraft. Beginning in June 2012, airplanes coming out of final assembly have not required change incorporation at our Everett modification center. During the second quarter of 2012 we achieved a production rate of 3.5 per month in final assembly and in the fourth quarter of 2012, we achieved a program production rate of 5 airplanes per month in final assembly. We also activated the temporary surge line in Everett in the third quarter. We remain focused on achieving further planned increases in 787 production rates while continuing to satisfy customer mission and performance requirements. We also continue to monitor and address challenges associated with aircraft production and assembly, including management of our manufacturing operations and extended global supply chain, completion and integration of traveled work, as well as introduction of the 787-9 derivative into the manufacturing process. We continue to expect to increase the production rate of 787 aircraft to 10 per month in final assembly by the end of 2013 with first deliveries occurring at that rate in early 2014. Our efforts to achieve planned production rate targets include improving the production system, coordinating rate increases with suppliers and increasing production rates in both Everett and North Charleston final assembly. We continue to expect first delivery of the 787-9 to occur in early 2014. In addition, we continue to work with our customers and suppliers to assess the specific impacts of prior schedule changes, including requests for contractual relief related to delivery delays and supplier assertions.

During 2009, we concluded that the first three flight-test 787 aircraft could not be sold as previously anticipated due to the inordinate amount of rework and unique and extensive modifications made to those aircraft. As a result, costs associated with these airplanes were included in research and development expense. During the fourth quarter of 2012 we finalized an order for one of the three remaining flight test aircraft. We continue to believe that the other two 787 flight-test aircraft are commercially saleable and we continue to include costs related to those airplanes in program inventory at December 31, 2012. If we determine that either of the remaining aircraft cannot be sold, we may incur additional charges.

The accounting quantity of 1,100 units remains unchanged and represents approximately 10 years of production at planned production rates. The cumulative impacts of production challenges, change incorporation, schedule delays from prior periods and customer and supplier impacts have created significant pressure on program profitability. If risks related to this program, including risks associated with change incorporation, planned production rate increases, or introducing the 787-9 derivative as scheduled cannot be mitigated, the program could face additional customer claims and/or supplier assertions, as well as further pressures on program profitability and/or a reach-forward loss. We continue to implement mitigation plans and cost-reduction efforts to improve program profitability and address program risks.

A battery-related failure occurred on a 787 aircraft on January 7, 2013. On January 15, 2013 a second 787 aircraft had a battery incident. On January 16, 2013, the Federal Aviation Administration issued an airworthiness directive to address potential battery risk on the 787 and required U.S. aircraft operators to suspend operations of all 787 aircraft. International government regulators also issued directives to the same effect. We are working with the government regulators and 787 aircraft operators to investigate both incidents. While production continues on the 787, we have suspended deliveries until appropriate clearance is granted by the regulatory agencies. We are unable to reasonably estimate a loss or a range of loss at this time because such estimates are dependent on the ultimate finding as to cause and the timing and conditions surrounding a resolution and return to flight. Any such resolution could have a material effect on our financial position, results of operations or cash flows.

Fleet Support We provide the operators of our commercial airplanes with assistance and services to facilitate efficient and safe airplane operation. Collectively known as fleet support services, these activities and services begin prior to airplane delivery and continue throughout the operational life of the airplane. They include flight and maintenance training, field service support costs, engineering services, information services and systems and technical data and documents. The costs for fleet support are expensed as incurred and have been historically less than 1.5% of total consolidated costs of products and services.

Research and Development The following chart summarizes the time horizon between go-ahead and initial delivery for major Commercial Airplanes derivatives and programs.


Go-ahead and Initial Delivery
787-9
747-8 Intercontinental
737 - MAX
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Reflects models in development during 2012

Our Research and development expense decreased by $666 million and $260 million in 2012 and 2011. These decreases were primarily due to lower spending on the 747-8 and 787-8 programs.

Additional Considerations

The development and ongoing production of commercial aircraft is extremely complex, involving extensive coordination and integration with suppliers and highly-skilled labor from thousands of employees and other partners. Meeting or exceeding our performance and reliability standards, as well as those of customers and regulators, can be costly and technologically challenging. In addition, the introduction of new aircraft derivatives, such as the 787-9 and 737 MAX, involves increased risks associated with meeting development, production and certification schedules. As a result, our ability to deliver aircraft on time, satisfy performance and reliability standards and achieve or maintain, as applicable, program profitability is subject to significant risks. Factors that could result in lower margins (or a material charge if an airplane program has or is determined to have reach-forward losses) include the following: changes to the program accounting quantity, customer and model mix, production costs and rates, changes to price escalation factors in aircraft purchase contracts, performance or reliability issues involving completed aircraft, capital expenditures and other costs associated with increasing or adding new production capacity, learning curve, additional change incorporation, anticipated cost reductions, flight test and certification schedules, costs, schedule and demand for derivative airplanes and status of customer claims, supplier assertions and other contractual negotiations. While we believe the cost and revenue estimates incorporated in the consolidated financial statements are appropriate, the technical complexity of our airplane programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions, order cancellations or other financially significant exposure.

Defense, Space & Security

Business Environment and Trends

U.S. Defense Environment Overview In August 2011, the Budget Control Act reduced the United States Department of Defense (U.S. DoD) top line budget by approximately $490 billion through 2021. In addition, U.S. government expenditures are subject to the potential for further reductions, generally referred to as "sequestration". Sequestration would result in additional reductions of approximately $500 billion from the defense top line budget through 2021. The Office of Management and Budget (OMB) has estimated that sequestration would reduce non-exempt defense discretionary accounts during U.S. government fiscal year 2013 by approximately 9.4% (excluding military personnel accounts). The OMB has further stated that the budget for Overseas Contingency Operations and any unobligated balances in prior year funds would be included in aggregate reductions but has otherwise indicated that it cannot yet assess the impact of sequestration at the program, project and activity level. The U.S. DoD has indicated that such reductions might require the termination of certain, as yet undetermined, procurement programs, and other U.S. government customers, such as NASA and various intelligence agencies, may be required to take comparable actions. Any such impacts could have a material effect on our results of operations, financial position and/or cash flows. With the aforementioned fiscal challenges as a backdrop, the U.S. DoD announced a significant revision to the defense strategy in January 2012. This new strategy prioritized the Asia Pacific and Middle East regions, reduced the number of ground forces, maintained nuclear deterrence and reduced Cold War assets. Additionally, it emphasized the increasing importance of Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR); Cyber Security; Space; Special Operations; and Unmanned Systems in implementing the nation's security posture. We anticipated this shift in U.S. DoD priorities and aligned our strategy accordingly. As such, we have been developing organic and inorganic capabilities to better serve our customers and their emerging needs in these markets, including the acquisition over the last five years of targeted capabilities with expertise in these priority markets.

International Environment Overview The international market continues to be driven by rapidly evolving security challenges and the need for countries to modernize aging inventories. Western governments are pressured by new threats to security while at the same time dealing with constrained budgets. In Europe, the continuing financial challenges are forcing governments to institute austerity measures negatively impacting defense spending in the near term.

The strongest opportunities for BDS growth in 2013 will be the Middle East and Asia Pacific regions where the relative financial strength of these economies, coupled with a broad spectrum of evolving threats, will result in procurement of defense and security systems.

BDS Realignment

Effective January 1, 2012, 2011 and 2010, certain programs were realigned among BDS segments. Business segment data for all periods presented have been adjusted to reflect the realignment.

Operating Results

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Revenues	**$32,607**	$31,976	$31,943
% of total company revenues	**40%**	47%	50%
Earnings from operations	**$3,068**	$3,158	$2,875
Operating margins	**9.4%**	9.9%	9.0%
Contractual backlog	**$55,068**	$46,354	$48,364
Unobligated backlog	**$16,407**	$13,687	$16,822

Since our operating cycle is long-term and involves many different types of development and production contracts with varying delivery and milestone schedules, the operating results of a particular year, or year-to-year comparisons of revenues and earnings, may not be indicative of future operating results. In addition, depending on the customer and their funding sources, our orders might be structured as annual follow-on contracts, or as one large multi-year order or long-term award. As a result, period-to-period comparisons of backlog are not necessarily indicative of future workloads. The following discussions of comparative results among periods should be viewed in this context.

Revenues

BDS revenues increased by $631 million in 2012 compared with 2011, due to higher revenues of $1,437 million in the BMA segment and $264 million in the GS&S segment, partially offset by lower revenues of $1,070 million in the N&SS segment. BDS revenues increased by $33 million in 2011 compared with 2010, due to higher revenues in the BMA and the GS&S segments, partially offset by lower revenues in the N&SS segment.

Operating Earnings

BDS operating earnings in 2012 decreased by $90 million compared with 2011 due to lower earnings of $201 million in the N&SS segment, partially offset by higher earnings of $56 million and $55 million in the GS&S and BMA segments. Included above are net favorable cumulative contract catch-up adjustments, which were $150 million higher in 2012 compared with 2011, primarily reflecting higher favorable adjustments in the BMA segment.

BDS operating earnings in 2011 increased by $283 million compared with 2010 primarily due to higher earnings of $276 million and $33 million in the BMA and GS&S segments, partially offset by lower earnings of $26 million in the N&SS segment. Included above are net favorable cumulative contract catch-up adjustments which were $104 million higher in 2011 compared with 2010.

Backlog

Total backlog is comprised of contractual backlog, which represents work we are on contract to perform for which we have received funding, and unobligated backlog, which represents work we are on contract to perform for which funding has not yet been authorized and appropriated. BDS total backlog increased by 19% in 2012, from $60,041 million to $71,475 million, primarily due to F-15 and C-17 orders and the contract award for the Space Launch System program received in 2012. For further details on the changes between periods, refer to the discussions of the individual segments below.

Additional Considerations

Our BDS business includes a variety of development programs which have complex design and technical challenges. Many of these programs have cost-type contracting arrangements. In these cases, the associated financial risks are primarily in reduced fees, lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Examples of these programs include Ground-based Midcourse Defense (GMD), Proprietary and Space Launch Systems programs.

Some of our development programs are contracted on a fixed-price basis. Many of these programs have highly complex designs. As technical or quality issues arise during development, we may experience schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge or otherwise adversely affect our financial condition. These programs are ongoing, and while we believe the cost and fee estimates incorporated in the financial statements are appropriate, the technical complexity of these programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions, the loss of satellite in-orbit incentive payments, or other financially significant exposure. These programs have risk for reach-forward losses if our estimated costs exceed our estimated contract revenues. Examples of significant fixed-price development programs include Airborne Early Warning and Control (AEW&C), Family of Advanced Beyond Line-of-Sight Terminals (FAB-T), India P-8I, Saudi F-15, USAF KC-46A Tanker, and commercial and military satellites.

Boeing Military Aircraft

Operating Results

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Revenues	**$16,384**	$14,947	$14,238
% of total company revenues	**20%**	22%	22%
Earnings from operations	**$1,581**	$1,526	$1,250
Operating margins	**9.6%**	10.2%	8.8%
Contractual backlog	**$29,674**	$24,085	$25,094
Unobligated backlog	**$9,286**	$7,155	$8,297

Revenues

BMA revenues increased by 10% in 2012 compared with 2011. The increase of $1,437 million in 2012 was primarily due to higher deliveries on the P-8A and Apache programs of $1,050 million and higher milestone revenue of $426 million on the KC-46A Tanker program. In addition, F-15 program revenues were $450 million higher reflecting initial revenues on the contract for the Kingdom of Saudi Arabia partially offset by lower F-15 deliveries. These increases were partially offset by decreases of $723 million related to fewer deliveries of C-17 aircraft in 2012 and the conclusion of the KC-767 International Tanker program in 2011.

BMA revenues increased by 5% in 2011 compared with 2010. The increase of $709 million in 2011 was primarily due to higher AEW&C, C-17 and KC-767 International Tanker revenues. AEW&C revenues increased by $780 million in 2011 due to delivery of the first two Peace Eye aircraft and higher Wedgetail milestone revenues. C-17 revenues increased by $273 million reflecting favorable mix, partially offset by fewer deliveries. International Tanker revenues increased by $235 million due to higher deliveries. In addition, initial revenues on the USAF KC-46A Tanker were recognized in 2011. Lower volumes on the F-22, F/A-18 and Apache programs combined to reduce revenues by $613 million. Boeing production deliveries on the F-22 program ended in 2011. There were no new-build Apache deliveries in 2011, however, new-build deliveries resumed in 2012.

Deliveries of new-build production aircraft, excluding remanufactures and modifications, were as follows:

Years ended December 31,	**2012**	2011	2010
F/A-18 Models	**48**	49	50
F-15E Eagle	**8**	15	13
C-17 Globemaster III	**10**	13	14
CH-47 Chinook	**51**	32	20
AH-64 Apache	**19**		13
AEW&C	**3**	3	4
P-8A Poseidon	**5**		
KC-767 International Tanker		3	1
Total new-build production aircraft	**144**	115	115

Operating Earnings

BMA operating earnings increased by $55 million in 2012 primarily due to higher aircraft deliveries on the P-8A and Apache programs and reach-forward loss provisions in 2011 on the KC-767 International Tanker program. These increases were partially offset by fewer aircraft deliveries on the C-17 program and higher research and development costs. The increase in earnings includes net favorable cumulative catch-up contract adjustments which were $139 million higher in 2012 compared with 2011 primarily reflecting favorable adjustments on the F-15 and Chinook programs.

Operating earnings increased by $276 million in 2011 primarily due to $236 million of higher earnings on the AEW&C program reflecting the initial Peace Eye deliveries and lower reach-forward loss provisions in 2011 on the AEW&C Wedgetail and Peace Eagle contracts. Lower reach-forward losses of $49 million on the KC-767 International Tanker program and lower research and development costs also contributed to the earnings improvements.

Backlog

BMA total backlog in 2012 increased by 25% from 2011, primarily due to F-15 and C-17 orders. Total backlog in 2011 decreased by 6% from 2010, primarily due to 2011 deliveries and sales on multi-year contracts awarded in prior years partially offset by BMA's share of the USAF contract awards for the KC-46A and low-rate initial production of the P-8A.

Additional Considerations

C-17

See the discussion of the C-17 program in Note 12 to our Consolidated Financial Statements.

Network & Space Systems

Operating Results

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Revenues	**$7,584**	$8,654	$9,449
% of total company revenues	**9%**	13%	15%
Earnings from operations	**$478**	$679	$705
Operating margins	**6.3%**	7.8%	7.5%
Contractual backlog	**$9,692**	$9,024	$9,567
Unobligated backlog	**$6,917**	$6,424	$8,436

Revenues

N&SS revenues decreased by 12% in 2012 and 8% in 2011. The decrease of $1,070 million in 2012 was primarily due to $835 million of lower revenues on the Brigade Combat Team Modernization (BCTM) program, which was terminated for convenience during 2011. In addition, customer funding constraints on the GMD program and conclusion of the Space Shuttle program in 2011 reduced revenues by a total of $251 million. These decreases were partially offset by higher Space & Intelligence Systems revenues of $178 million due to larger volume of deliveries in 2012.

The decrease of $795 million in 2011 was primarily due to $577 million of lower revenues on the BCTM program, which was terminated for convenience during 2011. Lower revenues on the GMD, SBInet and Joint Tactical Radio System programs of $150 million, $146 million and $93 million, respectively, were more than offset by $150 million of higher sales of Delta inventory to United Launch Alliance (ULA) and $250 million of higher commercial and civil satellite revenues.

Delta launch and new-build satellite deliveries were as follows:

Years ended December 31,	**2012**	2011	2010
Delta II			1
Delta IV			1
Commercial and civil satellites	**3**	1	3
Military satellites	**7**	3	1

Operating Earnings

N&SS earnings decreased by $201 million in 2012 primarily due to lower revenues on the BCTM program and a $42 million charge related to a contract restructure of an electronic and mission system program. Net favorable cumulative contract catch-up adjustments were $56 million lower in 2012 than in 2011 primarily reflecting the $42 million charge described above. Operating earnings decreased by $26 million in 2011 primarily due to lower revenues and higher research and development costs.

N&SS operating earnings include equity earnings of $180 million, $194 million and $189 million from the United Space Alliance (USA) joint venture and the ULA joint venture in 2012, 2011 and 2010, respectively. Operating earnings in 2012 include a $39 million gain related to the termination and settlement of USA's defined benefit pension plans.

Backlog

N&SS total backlog increased by 8% in 2012 compared with 2011 primarily due to the contract award for the Space Launch System program, partially offset by current year deliveries and sales on contracts awarded in prior years. Total backlog decreased 14% in 2011 compared with 2010 primarily due to termination for convenience by the U.S. Army of the BCTM program and revenues recognized on multi-year contracts awarded in prior years, partially offset by the contract award for the Missile Defense Agency Development and Sustainment Contract.

Additional Considerations

United Launch Alliance

See the discussion of ULA in Notes 7, 12, and 13 to our Consolidated Financial Statements.

Sea Launch

See the discussion of the Sea Launch receivables in Note 11 to our Consolidated Financial Statements.

LightSquared

See the discussion of the LightSquared receivables in Note 6 to our Consolidated Financial Statements.

Global Services & Support

Operating Results

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Revenues	**$8,639**	$8,375	$8,256
% of total company revenues	**11%**	12%	13%
Earnings from operations	**$1,009**	$953	$920
Operating margins	**11.7%**	11.4%	11.1%
Contractual backlog	**$15,702**	$13,245	$13,703
Unobligated backlog	**$204**	$108	$89

Revenues

GS&S revenues increased by 3% in 2012 and by 1% in 2011. The 2012 increase of $264 million is primarily due to higher volume in several Integrated Logistics (IL) programs, including contracts to support Chinook and C-17 aircraft, and higher Training Systems & Government Services (TSGS) revenues primarily related to the P-8A program. The 2011 increase of $119 million is primarily due to higher revenues on several IL programs, partially offset by lower revenues from Maintenance, Modifications and Upgrades (MM&U) due to the conclusion in 2010 of our KC-10 support program.

Operating Earnings

GS&S operating earnings increased by 6% in 2012 primarily due to improved performance on several MM&U programs and higher revenues on several IL programs. Net favorable cumulative contract catch-up adjustments were $67 million higher in 2012 than in 2011.

Operating earnings increased by 4% in 2011 primarily due to higher earnings on several IL programs, partially offset by lower earnings on MM&U programs.

Backlog

GS&S total backlog increased by 19% in 2012 compared with 2011 primarily due to the award of F-15 support contracts. Total backlog decreased by 3% in 2011 compared with 2010 primarily due to revenues recognized on multi-year contracts awarded in prior years on several IL programs, partially offset by a TSGS contract award on the P-8A program.

Boeing Capital

Business Environment and Trends

BCC's customer financing and investment portfolio at December 31, 2012 totaled $4,066 million. A substantial portion of BCC's portfolio is concentrated among certain U.S. commercial airline customers. BCC's portfolio is also concentrated by varying degrees across Boeing aircraft product types most notably out-of-production Boeing aircraft such as 717 aircraft.

BCC provided customer financing of $364 million and $239 million during 2012 and 2011. While we may be required to fund a number of new aircraft deliveries in 2013, we expect financing will be available at reasonable prices from broad and globally diverse sources.

Aircraft values and lease rates are impacted by the number and type of aircraft that are currently out of service. Approximately 2,200 western-built commercial jet aircraft (10% of current world fleet) were parked at the end of 2012, including both in-production and out-of-production aircraft types. Of these parked aircraft, approximately 25% are not expected to return to service. At the end of 2011 and 2010, 9.4% and 10.5% of the western-built commercial jet aircraft were parked. Aircraft valuations could decline if significant numbers of additional aircraft, particularly types with relatively few operators, are placed out of service.

Summary Financial Information

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Revenues	**$441**	$520	$639
Earnings from operations	**$82**	$113	$152
Operating margins	**19%**	22%	24%

Revenues

BCC segment revenues consist principally of lease income from equipment under operating lease and interest from financing receivables and notes. BCC's revenues decreased $79 million in 2012 compared with 2011 primarily due to lower operating and finance lease income. Operating lease income decreased as a result of the return of aircraft and lower lease rates on re-leased aircraft. In addition, lower finance lease income reflects the revised contractual terms of BCC's leases with AirTran Airways Inc.(Airtran), a wholly owned subsidiary of Southwest Airlines Co. (Southwest), negotiated in conjunction with receiving a full guarantee from Southwest of those lease payment obligations in the fourth quarter of 2011.

The decrease in revenues in 2011 compared with 2010 of $119 million was primarily due to lower operating lease income from a smaller portfolio of equipment under operating leases as a result of aircraft returns and lower lease rates on re-leased aircraft and lower interest income on notes receivable resulting from a lower weighted average notes receivable balance and a decrease in the weighted average annual effective interest rate during 2011.

Earnings From Operations

BCC's operating earnings are presented net of interest expense, recovery of losses, asset impairment expense, depreciation on leased equipment and other operating expenses. Operating earnings decreased by $31 million in 2012 compared with 2011 primarily due to lower revenues partially offset by lower interest and asset impairment expense.

Operating earnings decreased by $39 million in 2011 compared with 2010 primarily due to lower revenues and higher asset impairment expense partially offset by lower interest expense, lower depreciation expense and a reduction in the allowance for losses.

Financial Position

The following table presents selected financial data for BCC as of December 31:

(Dollars in millions)	**2012**	2011
BCC customer financing and investment portfolio	**$4,066**	$4,315
Valuation allowance as a % of total receivables	**2.0%**	2.3%
Debt	**$2,511**	$3,400
Debt-to-equity ratio	**5.0-to-1**	6.3-to-1

BCC's customer financing and investment portfolio at December 31, 2012 decreased from December 31, 2011 primarily due to normal portfolio run-off and asset sales, partially offset by the origination of notes receivable. At December 31, 2012 and 2011, BCC had $354 million and $521 million of assets that were held for sale or re-lease, of which $266 million and $476 million had either executed term sheets with deposits or firm contracts to be sold or placed on lease. Additionally, aircraft subject to leases with a carrying value of approximately $78 million are scheduled to be returned off lease during 2013. These aircraft are being remarketed or the leases are being extended and approximately $33 million of such aircraft had either executed term sheets with deposits or firm contracts as of December 31, 2012.

For the years ended December 31, 2012 and 2011, AirTran accounted for 18% and 21% of BCC revenue. On July 8, 2012, BCC, Boeing, Southwest and Delta Air Lines, Inc. (Delta) reached agreement whereby 78 BCC 717 aircraft on lease to AirTran will be subleased from AirTran to Delta on a phased-in basis beginning in 2013, with the sublease scheduled for the duration of the lease term between BCC and AirTran. Delta has committed to lease these 717 aircraft from BCC for an additional seven-year period following the expiration of the sublease.

BCC enters into certain transactions with Boeing, reflected in the Other segment, in the form of intercompany guarantees and other subsidies that mitigate the effects of certain credit quality or asset impairment issues on the BCC segment.

Bankruptcies

In 2011, American Airlines, Inc. (American Airlines) filed for Chapter 11 bankruptcy protection. American Airlines retains certain rights by operating under Chapter 11 bankruptcy protection, including the right to reject executory contracts, such as aircraft leases. American Airlines has not rejected any of the leases related to our aircraft. At December 31, 2012, American Airlines accounted for $524 million of our customer financing portfolio, of which $399 million represents collateral for $231 million of non-recourse debt. We believe that our customer financing receivables from American Airlines are sufficiently collateralized such that we do not expect to incur losses related to those receivables as a result of the bankruptcy. We continue to monitor the American Airlines bankruptcy for potential impacts on our business.

Restructurings and Restructuring Requests

From time to time, certain customers have requested a restructuring of their transactions with BCC. During 2012, BCC did not reach agreement on any restructuring requests that would have a material effect on our earnings, cash flows and/or financial position.

Other Segment

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Revenues	**$133**	$150	$138
Earnings/(Loss) from operations	**(159)**	66	(327)

Other segment operating losses for the year ended December 31, 2012 increased by $225 million compared with 2011 primarily due to a $241 million reduction in the allowance for losses on AirTran receivables in 2011. Lower environmental expense of $82 million in 2012 compared with 2011 was largely offset by higher costs related to BCC guarantees and increases in other costs.

Other segment operating earnings for the year ended December 31, 2011 increased by $393 million compared with 2010 primarily due to a $241 million reduction in the allowance for losses on AirTran receivables and $124 million of lower impairment charges related to our customer financing portfolio in 2011.

Liquidity and Capital Resources

Cash Flow Summary

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Net earnings	**$3,900**	$4,018	$3,307
Non-cash items	**2,728**	2,140	2,679
Changes in working capital	**880**	(2,135)	(3,034)
Net cash provided by operating activities	**7,508**	4,023	2,952
Net cash (used)/provided by investing activities	**(3,757)**	2,369	(4,831)
Net cash used by financing activities	**(3,477)**	(1,700)	(1,962)
Effect of exchange rate changes on cash and cash equivalents	**18**	(2)	(15)
Net increase/(decrease) in cash and cash equivalents	**292**	4,690	(3,856)
Cash and cash equivalents at beginning of year	**10,049**	5,359	9,215
Cash and cash equivalents at end of period	**$10,341**	$10,049	$5,359

Operating Activities Net cash provided by operating activities was $7.5 billion during 2012, an increase of $3.5 billion compared with 2011 primarily due to lower inventory growth in 2012, which was partially offset by $1.6 billion of contributions to our pension plans in 2012 compared with $0.5 billion in 2011 and $35 million in 2010. Our investment in gross inventories increased by $6.2 billion in 2012, and by $9.8 billion in 2011, driven by higher investments in commercial airplane program inventory, primarily 787 inventory. Advances and progress billings increased to $41.6 billion at December 31, 2012 compared with $39.8 billion at December 31, 2011 and $34.7 billion at December 31, 2010.

Investing Activities Cash used by investing activities totaled $3.8 billion during 2012 compared with $2.4 billion provided during 2011, largely due to higher contributions to investments in time deposits. Net contributions to investments were $2 billion in 2012 compared with net proceeds from investments of $4 billion in 2011. In 2012, capital expenditures totaled $1.7 billion, consistent with the prior year. We expect capital expenditures to be higher in 2013 due to continued investment to support growth.

Financing Activities Cash used by financing activities was $3.5 billion during 2012, an increase of $1.8 billion compared with 2011 as a result of higher debt repayments of $1.1 billion and lower new borrowings of $0.7 billion.

In 2012, we repaid $2.1 billion of debt, including repayments of $0.9 billion of debt held at BCC. At December 31, 2012 and 2011, the recorded balance of debt was $10.4 billion and $12.4 billion, of which $1.4 billion and $2.4 billion were classified as short-term. This includes $2.5 billion and $3.4 billion of debt recorded at BCC, of which $0.6 billion and $0.9 billion were classified as short-term.

In 2012 and 2011, we had 1,007,706 and 350,778 shares transferred to us from employees for tax withholding and did not repurchase any shares through our open market share repurchase program. In December 2012, we announced the resumption of this program with repurchases expected to total between $1.5 and $2 billion in 2013.

Capital Resources We have substantial borrowing capacity. Any future borrowings may affect our credit ratings and are subject to various debt covenants as described below. We have a commercial paper program that continues to serve as a significant potential source of short-term liquidity. Throughout 2012 and at December 31, 2012, we had no commercial paper borrowings outstanding. Currently, we have $4.6

billion of unused borrowing on revolving credit line agreements. We anticipate that these credit lines will primarily serve as backup liquidity to support our general corporate borrowing needs.

Financing commitments totaled $18.1 billion and $15.9 billion as of December 31, 2012 and 2011. We anticipate that we will not be required to fund a significant portion of our financing commitments as we continue to work with third party financiers to provide alternative financing to customers. Historically, we have not been required to fund significant amounts of outstanding commitments. However, there can be no assurances that we will not be required to fund greater amounts than historically required.

In the event we require additional funding to support strategic business opportunities, our commercial aircraft financing commitments, unfavorable resolution of litigation or other loss contingencies, or other business requirements, we expect to meet increased funding requirements by issuing commercial paper or term debt. We believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year. However, there can be no assurance of the cost or availability of future borrowings, if any, under our commercial paper program, in the debt markets or our credit facilities.

At December 31, 2012 and 2011, our pension plans were $19.7 billion and $16.6 billion underfunded as measured under GAAP. On an ERISA basis our plans are more than 100% funded at December 31, 2012 with minimal required contributions in 2013. We expect to make discretionary contributions to our plans of approximately $1.5 billion in 2013. We may be required to make higher contributions to our pension plans in future years.

As of December 31, 2012, we were in compliance with the covenants for our debt and credit facilities. The most restrictive covenants include a limitation on mortgage debt and sale and leaseback transactions as a percentage of consolidated net tangible assets (as defined in the credit agreements), and a limitation on consolidated debt as a percentage of total capital (as defined). When considering debt covenants, we continue to have substantial borrowing capacity.

Contractual Obligations

The following table summarizes our known obligations to make future payments pursuant to certain contracts as of December 31, 2012, and the estimated timing thereof.

(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt (including current portion)	$10,251	$1,340	$2,147	$1,095	$5,669
Interest on debt[1]	6,177	510	864	749	4,054
Pension and other postretirement cash requirements	25,558	579	1,244	7,025	16,710
Capital lease obligations	184	102	78	4	
Operating lease obligations	1,405	218	334	209	644
Purchase obligations not recorded on the Consolidated Statements of Financial Position	118,002	44,472	41,838	18,956	12,736
Purchase obligations recorded on the Consolidated Statements of Financial Position	15,981	14,664	1,307	1	9
Total contractual obligations	$177,558	$61,885	$47,812	$28,039	$39,822

(1) Includes interest on variable rate debt calculated based on interest rates at December 31, 2012. Variable rate debt was less than 1% of our total debt at December 31, 2012.

Pension and Other Postretirement Benefits Pension cash requirements are based on an estimate of our minimum funding requirements, pursuant to ERISA regulations, although we may make additional discretionary contributions. Estimates of other postretirement benefits are based on both our estimated future benefit payments and the estimated contributions to plans that are funded through trusts.

Purchase Obligations Purchase obligations represent contractual agreements to purchase goods or services that are legally binding; specify a fixed, minimum or range of quantities; specify a fixed, minimum, variable, or indexed price provision; and specify approximate timing of the transaction. Purchase obligations include amounts recorded as well as amounts that are not recorded on the Consolidated Statements of Financial Position. Approximately 5% of the purchase obligations disclosed above are reimbursable to us pursuant to cost-type government contracts.

Purchase Obligations Not Recorded on the Consolidated Statements of Financial Position Production related purchase obligations not recorded on the Consolidated Statements of Financial Position include agreements for inventory procurement, tooling costs, electricity and natural gas contracts, property, plant and equipment, and other miscellaneous production related obligations. The most significant obligation relates to inventory procurement contracts. We have entered into certain significant inventory procurement contracts that specify determinable prices and quantities, and long-term delivery timeframes. In addition, we purchase raw materials on behalf of our suppliers. These agreements require suppliers and vendors to be prepared to build and deliver items in sufficient time to meet our production schedules. The need for such arrangements with suppliers and vendors arises from the extended production planning horizon for many of our products. A significant portion of these inventory commitments is supported by firm contracts and/or has historically resulted in settlement through reimbursement from customers for penalty payments to the supplier should the customer not take delivery. These amounts are also included in our forecasts of costs for program and contract accounting. Some inventory procurement contracts may include escalation adjustments. In these limited cases, we have included our best estimate of the effect of the escalation adjustment in the amounts disclosed in the table above.

Purchase Obligations Recorded on the Consolidated Statements of Financial Position Purchase obligations recorded on the Consolidated Statements of Financial Position primarily include accounts payable and certain other liabilities including accrued compensation.

Industrial Participation Agreements We have entered into various industrial participation agreements with certain customers outside of the U.S. to facilitate economic flow back and/or technology transfer to their businesses or government agencies as the result of their procurement of goods and/or services from us. These commitments may be satisfied by our placement of direct work or vendor orders for supplies, opportunities to bid on supply contracts, transfer of technology or other forms of assistance. However, in certain cases, our commitments may be satisfied through other parties (such as our vendors) who purchase supplies from our non-U.S. customers. We do not commit to industrial participation agreements unless a contract for sale of our products or services is signed. In certain cases, penalties could be imposed if we do not meet our industrial participation commitments. During 2012, we incurred no such penalties. As of December 31, 2012, we have outstanding industrial participation agreements totaling $16.2 billion that extend through 2026. Purchase order commitments associated with industrial participation agreements are included in purchase obligations in the table above. To be eligible for such a purchase order commitment from us, a foreign supplier must have sufficient capability to meet our requirements and must be competitive in cost, quality and schedule.

Income Tax Obligations As of December 31, 2012, our net liability for income taxes payable, including uncertain tax positions, was $111 million. We are not able to reasonably estimate the timing of future cash flows related to uncertain tax positions. Our income tax matters are excluded from the table above. See Note 5 to our Consolidated Financial Statements.

Commercial Commitments

The following table summarizes our commercial commitments outstanding as of December 31, 2012.

(Dollars in millions)	Total Amounts Committed/ Maximum Amount of Loss	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit and surety bonds	$4,545	$2,791	$1,332	$292	$130
Commercial aircraft financing commitments	18,083	1,341	6,588	6,253	3,901
Total commercial commitments	$22,628	$4,132	$7,920	$6,545	$4,031

Commercial aircraft financing commitments include commitments to provide financing related to aircraft on order, under option for deliveries or proposed as part of sales campaigns based on estimated earliest potential funding dates. Based on historical experience, we anticipate that we will not be required to fund a significant portion of our financing commitments. However, there can be no assurances that we will not be required to fund greater amounts than historically required. See Note 12 to our Consolidated Financial Statements.

Contingent Obligations

We have significant contingent obligations that arise in the ordinary course of business, which include the following:

Legal Various legal proceedings, claims and investigations are pending against us. Legal contingencies are discussed in Note 21 to our Consolidated Financial Statements, including our contesting the default termination of the contract for A-12 aircraft, certain employment, labor and benefits litigation and civil securities litigation relating to disclosures concerning the 787 program.

Environmental Remediation We are involved with various environmental remediation activities and have recorded a liability of $710 million at December 31, 2012. For additional information, see Note 12 to our Consolidated Financial Statements.

Income Taxes We have recorded a liability of $1,055 million at December 31, 2012 for uncertain tax positions.

For further discussion of income taxes, see Note 5 to our Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We are a party to certain off-balance sheet arrangements including certain guarantees. For discussion of these arrangements, see Note 13 to our Consolidated Financial Statements.

Critical Accounting Policies

Contract Accounting

We use contract accounting to determine revenue, cost of sales, and profit for almost all of our BDS business. Contract accounting involves a judgmental process of estimating the total sales and costs for each contract, which results in the development of estimated cost of sales percentages. For each contract, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage to the amount of revenue recognized.

Due to the size, duration and nature of many of our contracts, the estimation of total sales and costs through completion is complicated and subject to many variables. Total contract sales estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award provisions associated with technical performance, and price adjustment clauses (such as inflation or index-based clauses). The majority of these contracts are with the U.S. government where the price is generally based on estimated cost to produce the product or service plus profit. Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Total contract cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements.

Revenue and cost estimates for all significant contracts are reviewed and reassessed quarterly. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract's inception to date revenues, cost of sales and profit, in the period in which such changes are made. Changes in revenue and cost estimates could also result in a reach-forward loss or an adjustment to a reach-forward loss, which would be recorded immediately in earnings. For the years ending December 31, 2012, 2011 and 2010 cumulative catch-up adjustments, including reach-forward losses, across all BDS contracts increased operating earnings by $379 million, $229 million and $125 million, respectively.

Due to the significance of judgment in the estimation process described above, it is likely that materially different cost of sales amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or circumstances may adversely or positively affect financial performance in future periods. If the combined gross margin for all contracts in BDS for all of 2012 had been estimated to be higher or lower by 1%, it would have increased or decreased pre-tax income for the year by approximately $326 million. In addition, a number of our fixed price development contracts are in a reach-forward loss position. Changes to estimated losses are recorded immediately in earnings.

Program Accounting

Program accounting requires the demonstrated ability to reliably estimate the relationship of sales to costs for the defined program accounting quantity. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. For each program, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage for the total remaining program to the amount of sales recognized for airplanes delivered and accepted by the customer.

Factors that must be estimated include program accounting quantity, sales price, labor and employee benefit costs, material costs, procured part costs, major component costs, overhead costs, program tooling and other non-recurring costs, and warranty costs. Estimation of the accounting quantity for each program takes into account several factors that are indicative of the demand for the particular program, such as firm orders, letters of intent from prospective customers, and market studies. Total estimated program sales are determined by estimating the model mix and sales price for all unsold units within the accounting quantity, added together with the sales prices for all undelivered units under contract. The sales prices for all undelivered units within the accounting quantity include an escalation adjustment for inflation that is updated quarterly. Cost estimates are based largely on negotiated and anticipated contracts with suppliers, historical performance trends, and business base and other economic projections. Factors that influence these estimates include production rates, internal and subcontractor performance trends, customer and/or supplier claims or assertions, asset utilization, anticipated labor agreements, and inflationary trends.

To ensure reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated on a quarterly basis. Changes in estimates are normally recognized on a prospective basis; when estimated costs to complete a program exceed estimated revenues from undelivered units in the accounting quantity, a loss provision is recorded in the current period for the estimated loss on all undelivered units in the accounting quantity.

The program method of accounting allocates tooling and other non-recurring and production costs over the accounting quantity for each program. Because of the higher unit production costs experienced at the beginning of a new program and substantial investment required for initial tooling and other non-recurring costs, new commercial aircraft programs, such as the 787 program, typically have lower margins than established programs.

Due to the significance of judgment in the estimation process described above, it is likely that materially different cost of sales amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or other circumstances may adversely or positively affect financial performance in future periods. If combined cost of sales percentages for commercial airplane programs for all of 2012 had been estimated to be lower by 1%, it would have increased pre-tax income for the year by approximately $420 million. If the combined cost of sales percentages for commercial airplane programs for all of 2012 (excluding the 747 and 787 programs which have gross margins that are breakeven or near breakeven at December 31, 2012) had been estimated to be higher by 1%, it would have decreased pre-tax income for the year by approximately $324 million. If we are unable to mitigate risks associated with the 747 and 787 programs, or if we are required to change one or more of our pricing, cost or other assumptions related to these programs, we could be required to record reach forward losses which could have a material effect on our reported results.

Aircraft Valuation

Allowance for Losses on Customer Financing Receivables The allowance for losses on customer financing receivables (valuation provision) is used to provide for potential impairment of customer financing receivables in the Consolidated Statements of Financial Position. The balance represents an estimate of probable but unconfirmed losses in the customer financing receivables portfolio. The estimate is based on various qualitative and quantitative factors, including historical loss experience, collateral values, and results of individual credit and collectibility reviews. The adequacy of the allowance is assessed quarterly.

Three primary factors influencing the level of our allowance are customer credit ratings, collateral values and default rates. If each customer's credit rating were upgraded or downgraded by one major rating category at December 31, 2012, the allowance would have decreased by $35 million or increased by $90 million. If the collateral values were 20% higher or lower at December 31, 2012, the allowance would have decreased by $21 million or increased by $20 million. If the cumulative default rates used for each rating category increased or decreased 1%, the allowance would have increased or decreased by $6 million.

Impairment Review for Assets Under Operating Leases and Held for Re-Lease We evaluate for impairment assets under operating lease or assets held for re-lease when events or changes in circumstances indicate that the expected undiscounted cash flow from the asset may be less than its carrying value. We use various assumptions when determining the expected undiscounted cash flow including the expected future lease rates, lease terms, residual value of the asset, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the remaining economic life of the asset.

When we determine that impairment is indicated for an asset, the amount of impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Had future lease rates on assets evaluated for impairment been 10% lower, we estimate that we would have incurred additional impairment expense of $26 million for the year ended December 31, 2012.

Residual Values Equipment under operating leases and assets held for re-lease are carried at cost less accumulated depreciation and are depreciated to estimated residual value using the straight-line method over the period that we project we will hold the asset for lease. Estimates used in determining residual values significantly impact the amount and timing of depreciation expense for equipment under operating leases and assets held for re-lease. If the estimated residual values declined 20% at December 31, 2012, we estimate that we would have incurred additional impairment expense of $11 million for the year ended December 31, 2012, and a future cumulative pre-tax earnings reduction of approximately $82 million recognized over the remaining depreciable periods, of which approximately $16 million would be recognized in 2013.

Our investment in sales-type/finance leases includes future minimum lease payments receivable plus the estimated residual value of leased assets less unearned income. Declines in estimated residual value that are deemed other than temporary are recognized in the period in which the decline occurs. If the estimated residual values declined 20% at December 31, 2012, we estimate that we would have reduced pre-tax income by $49 million for the year ended December 31, 2012.

Goodwill and Indefinite-Lived Intangible Impairments

Goodwill and other acquired intangible assets with indefinite lives are not amortized but are annually tested for impairment, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. April 1 is our annual testing date. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the related operations. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

We estimate the fair values of the related operations using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

The cash flow forecasts are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. Therefore, changes in the stock price may also affect the amount of impairment recorded, if any.

We completed our assessment of goodwill as of April 1, 2012 and determined that the estimated fair value of each reporting unit significantly exceeded its corresponding carrying value. Changes in our forecasts, or decreases in the value of our common stock could cause book values of certain operations to exceed their fair values which may result in goodwill impairment charges in future periods. A 10% decrease in the estimated fair value of any of our operations would have no impact on the carrying value of goodwill.

As of December 31, 2012 and 2011, we had $497 million of indefinite-lived intangible assets related to the Jeppesen and Aviall brand and trade names acquired in business combinations. We test these intangibles for impairment by comparing their carrying value to current projections of discounted cash flows attributable to the brand and trade names. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment. A 10% decrease in the discounted cash flows would reduce the carrying value of these indefinite-lived intangible assets by less than $1 million.

Postretirement Plans

The majority of our employees are covered by defined benefit pension plans. All nonunion and some union employees hired after December 31, 2008 are not covered by defined benefit plans. We also have other postretirement benefits consisting principally of healthcare coverage for eligible retirees and qualifying dependents. Accounting rules require an annual measurement of our projected obligations and plan assets. These measurements are based upon several assumptions, including the discount rate, the expected long-term rate of asset return, and medical trend rate (rate of growth for medical costs). Future changes in assumptions or differences between actual and expected outcomes can significantly affect our future annual expense, projected benefit obligations and Shareholders' equity.

The following table shows the sensitivity of our pension and other postretirement benefit plan liabilities and net periodic cost to a 25 basis point change in the discount rate as of December 31, 2012.

(Dollars in millions)	Change in discount rate Increase 25 bps	Change in discount rate Decrease 25 bps
Pension plans		
Projected benefit obligation	($2,444)	$3,112
Net periodic pension cost	(250)	312
Other postretirement benefit plans		
Accumulated postretirement benefit obligation	(175)	205
Net periodic postretirement benefit cost	(12)	13

Pension expense is also sensitive to changes in the expected long-term rate of asset return. A decrease or increase of 25 basis points in the expected long-term rate of asset return would have increased or decreased 2012 net periodic pension expense by $126 million. We expect 2013 net periodic pension cost to increase by approximately $400 million and the portion recognized in earnings for 2013 to increase by approximately $800 million primarily due to a reduction in the discount rate from 4.4% at December 31, 2011 to 3.8% at December 31, 2012 and amortization of actuarial losses.

The assumed medical trend rates have a significant effect on the following year's expense, recorded liabilities and Shareholders' equity. The following table shows the sensitivity of our other postretirement benefit plan liabilities and net periodic cost to a 100 basis point change as of December 31, 2012.

(Dollars in millions)	Change in medical trend rate Increase 100 bps	Change in medical trend rate Decrease 100 bps
Other postretirement benefit plans		
Accumulated postretirement benefit obligation	$827	($700)
Net periodic postretirement benefit cost	128	(110)

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have financial instruments that are subject to interest rate risk, principally fixed-rate debt obligations, and customer financing assets and liabilities. Additionally, BCC uses interest rate swaps with certain debt obligations to manage exposure to interest rate changes. Historically, we have not experienced material gains or losses on our customer financing assets and liabilities due to interest rate changes. As of December 31, 2012, the impact over the next 12 months of a 100 basis point rise in interest rates to our pre-tax earnings would not be significant. The investors in our fixed-rate debt obligations do not generally have the right to demand we pay off these obligations prior to maturity. Therefore, exposure to interest rate risk is not believed to be material for our fixed-rate debt.

Foreign Currency Exchange Rate Risk

We are subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. We use foreign currency forward and option contracts to hedge the price risk associated with firmly committed and forecasted foreign denominated payments and receipts related to our ongoing business. Foreign currency forward and option contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2012, a 10% increase in the exchange rate in our portfolio of foreign currency contracts would have decreased our unrealized gains by $194 million and a 10% decrease in the exchange rate would have increased our unrealized gains by $221 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments do not create material market risk.

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

The Boeing Company and Subsidiaries
Consolidated Statements of Operations

(Dollars in millions, except per share data)

Years ended December 31,	2012	2011	2010
Sales of products	**$71,234**	$57,401	$52,586
Sales of services	**10,464**	11,334	11,720
Total revenues	**81,698**	68,735	64,306
Cost of products	**(60,309)**	(46,642)	(42,194)
Cost of services	**(8,247)**	(9,097)	(9,489)
Boeing Capital interest expense	**(88)**	(128)	(160)
Total costs and expenses	**(68,644)**	(55,867)	(51,843)
	13,054	12,868	12,463
Income from operating investments, net	**268**	278	267
General and administrative expense	**(3,717)**	(3,408)	(3,644)
Research and development expense, net	**(3,298)**	(3,918)	(4,121)
Gain on dispositions, net	**4**	24	6
Earnings from operations	**6,311**	5,844	4,971
Other income, net	**62**	47	52
Interest and debt expense	**(463)**	(498)	(516)
Earnings before income taxes	**5,910**	5,393	4,507
Income tax expense	**(2,007)**	(1,382)	(1,196)
Net earnings from continuing operations	**3,903**	4,011	3,311
Net (loss)/gain on disposal of discontinued operations, net of taxes of $2, ($4), $2	**(3)**	7	(4)
Net earnings	**$3,900**	$4,018	$3,307
Basic earnings per share from continuing operations	**$5.15**	$5.38	$4.50
Net (loss)/gain on disposal of discontinued operations, net of taxes		0.01	(0.01)
Basic earnings per share	**$5.15**	$5.39	$4.49
Diluted earnings per share from continuing operations	**$5.11**	$5.33	$4.46
Net (loss)/gain on disposal of discontinued operations, net of taxes		0.01	(0.01)
Diluted earnings per share	**$5.11**	$5.34	$4.45

See Notes to the Consolidated Financial Statements on pages 54 – 108.

The Boeing Company and Subsidiaries
Consolidated Statements of Comprehensive Income

(Dollars in millions)

Years ended December 31,	**2012**	2011	2010
Net earnings	**$3,900**	$4,018	$3,307
Other comprehensive (loss)/income, net of tax:			
Currency translation adjustments	**17**	(35)	16
Unrealized loss on certain investments, net of tax of $0, $1 and $0		(2)	
Unrealized gain/(loss) on derivative instruments:			
Unrealized gain/(loss) arising during period, net of tax of ($13), $7 and ($22)	**25**	(13)	37
Reclassification adjustment for (gain)/loss included in net earnings, net of tax of $3, $9 and $5	**(5)**	(16)	(9)
Total unrealized gain/(loss) on derivative instruments, net of tax	**20**	(29)	28
Defined benefit pension plans & other postretirement benefits:			
Prior service cost arising during the period, net of tax of $9, ($195) and $4	**(16)**	338	(8)
Amortization of prior service cost included in net periodic pension cost, net of tax of ($10), ($54) and ($57)	**18**	94	113
Net actuarial loss arising during the period, net of tax of $1,382, $2,297 and $1,506	**(2,401)**	(3,993)	(2,625)
Amortization of actuarial losses included in net periodic pension cost, net of tax of ($752), ($523) and ($305)	**1,304**	909	529
Settlements and curtailments included in net income, net of tax of ($9), ($25) and ($5)	**15**	42	9
Pension and post retirement benefits related to our equity method investments, net of tax ($74), $38 and ($34)	**127**	(66)	57
Total defined benefit pension plans & other postretirement benefits, net of tax	**(953)**	(2,676)	(1,925)
Other comprehensive loss, net of tax	**(916)**	(2,742)	(1,881)
Comprehensive income/(loss) related to non-controlling interest	**3**	(1)	1
Comprehensive income, net of tax	**$2,987**	$1,275	$1,427

See Notes to the Consolidated Financial Statements on pages 54 – 108.

The Boeing Company and Subsidiaries
Consolidated Statements of Financial Position

(Dollars in millions, except per share data) December 31,	2012	2011
Assets		
Cash and cash equivalents	**$10,341**	$10,049
Short-term and other investments	**3,217**	1,223
Accounts receivable, net	**5,608**	5,793
Current portion of customer financing, net	**364**	476
Deferred income taxes	**28**	29
Inventories, net of advances and progress billings	**37,751**	32,240
Total current assets	**57,309**	49,810
Customer financing, net	**4,056**	4,296
Property, plant and equipment, net	**9,660**	9,313
Goodwill	**5,035**	4,945
Acquired intangible assets, net	**3,111**	3,044
Deferred income taxes	**6,753**	5,892
Investments	**1,180**	1,043
Other assets, net of accumulated amortization of $504 and $717	**1,792**	1,643
Total assets	**$88,896**	$79,986
Liabilities and equity		
Accounts payable	**$9,394**	$8,406
Accrued liabilities	**12,995**	12,239
Advances and billings in excess of related costs	**16,672**	15,496
Deferred income taxes and income taxes payable	**4,485**	2,780
Short-term debt and current portion of long-term debt	**1,436**	2,353
Total current liabilities	**44,982**	41,274
Accrued retiree health care	**7,528**	7,520
Accrued pension plan liability, net	**19,651**	16,537
Non-current income taxes payable	**366**	122
Other long-term liabilities	**1,429**	907
Long-term debt	**8,973**	10,018
Shareholders' equity:		
Common stock, par value $5.00 – 1,200,000,000 shares authorized; 1,012,261,159 shares issued	**5,061**	5,061
Additional paid-in capital	**4,122**	4,033
Treasury stock, at cost	**(15,937)**	(16,603)
Retained earnings	**30,037**	27,524
Accumulated other comprehensive loss	**(17,416)**	(16,500)
Total shareholders' equity	**5,867**	3,515
Noncontrolling interest	**100**	93
Total equity	**5,967**	3,608
Total liabilities and equity	**$88,896**	$79,986

See Notes to the Consolidated Financial Statements on pages 54 – 108.

The Boeing Company and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in millions) Years ended December 31,	**2012**	2011	2010
Cash flows – operating activities:			
Net earnings	**$3,900**	$4,018	$3,307
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Non-cash items –			
Share-based plans expense	**193**	186	215
Depreciation and amortization	**1,811**	1,675	1,746
Investment/asset impairment charges, net	**84**	119	174
Customer financing valuation (benefit)/provision	**(10)**	(269)	51
Loss/(gain) on disposal of discontinued operations	**5**	(11)	6
Gain on dispositions, net	**(4)**	(24)	(6)
Other charges and credits, net	**694**	500	512
Excess tax benefits from share-based payment arrangements	**(45)**	(36)	(19)
Changes in assets and liabilities –			
Accounts receivable	**(27)**	(292)	8
Inventories, net of advances and progress billings	**(5,681)**	(10,012)	(7,387)
Accounts payable	**1,199**	1,164	313
Accrued liabilities	**801**	237	668
Advances and billings in excess of related costs	**1,177**	3,173	238
Income taxes receivable, payable and deferred	**1,605**	1,262	822
Other long-term liabilities	**157**	127	328
Pension and other postretirement plans	**1,288**	2,126	1,335
Customer financing, net	**407**	(6)	717
Other	**(46)**	86	(76)
Net cash provided by operating activities	**7,508**	4,023	2,952
Cash flows – investing activities:			
Property, plant and equipment additions	**(1,703)**	(1,713)	(1,125)
Property, plant and equipment reductions	**97**	94	63
Acquisitions, net of cash acquired	**(124)**	(42)	(932)
Contributions to investments	**(12,921)**	(6,796)	(15,548)
Proceeds from investments	**10,901**	10,757	12,425
Reimbursement of Sea Launch guarantee payments			82
Receipt of economic development program funds		69	206
Purchase of distribution rights	**(7)**		(2)
Net cash (used)/provided by investing activities	**(3,757)**	2,369	(4,831)
Cash flows – financing activities:			
New borrowings	**60**	799	41
Debt repayments	**(2,076)**	(930)	(689)
Repayments of distribution rights financing	**(228)**	(451)	(137)
Stock options exercised, other	**120**	114	87
Excess tax benefits from share-based payment arrangements	**45**	36	19
Employee taxes on certain share-based payment arrangements	**(76)**	(24)	(30)
Dividends paid	**(1,322)**	(1,244)	(1,253)
Net cash used by financing activities	**(3,477)**	(1,700)	(1,962)
Effect of exchange rate changes on cash and cash equivalents	**18**	(2)	(15)
Net increase/(decrease) in cash and cash equivalents	**292**	4,690	(3,856)
Cash and cash equivalents at beginning of year	**10,049**	5,359	9,215
Cash and cash equivalents at end of year	**$10,341**	$10,049	$5,359

See Notes to the Consolidated Financial Statements on pages 54 –108.

The Boeing Company and Subsidiaries
Consolidated Statements of Equity

	Boeing shareholders							
(Dollars in millions, except per share data)	Common Stock	Additional Paid-In Capital	Treasury Stock	Share-Value Trust	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total
Balance January 1, 2010	$5,061	$3,724	($15,911)	($1,615)	$22,746	($11,877)	$97	$2,225
Net earnings					3,307		1	3,308
Other comprehensive loss, net of tax of $1,092						(1,881)		(1,881)
Share-based compensation and related dividend equivalents		235			(24)			211
ShareValue Trust activity		242		(242)				
ShareValue Trust termination			(1,857)	1,857				
Excess tax pools		(234)						(234)
Treasury shares issued for stock options exercised, net		(45)	132					87
Treasury shares issued for other share-based plans, net		(82)	60					(22)
Treasury shares issued for 401(k) contribution		26	389					415
Cash dividends declared ($1.68 per share)					(1,245)			(1,245)
Changes in noncontrolling interest							(2)	(2)
Balance December 31, 2010	$5,061	$3,866	($17,187)		$24,784	($13,758)	$96	$2,862
Net earnings					4,018		(1)	4,017
Other comprehensive loss, net of tax of $1,555						(2,742)		(2,742)
Share-based compensation and related dividend equivalents		197			(15)			182
Excess tax pools		20						20
Treasury shares issued for stock options exercised, net		(37)	151					114
Treasury shares issued for other share-based plans, net		(59)	45					(14)
Treasury shares issued for 401(k) contribution		46	388					434
Cash dividends declared ($1.70 per share)					(1,263)			(1,263)
Changes in noncontrolling interest							(2)	(2)
Balance December 31, 2011	$5,061	$4,033	($16,603)		$27,524	($16,500)	$93	$3,608
Net earnings					**3,900**		**3**	**3,903**
Other comprehensive loss, net of tax of $536						**(916)**		**(916)**
Share-based compensation and related dividend equivalents		**215**			**(27)**			**188**
Excess tax pools		**45**						**45**
Treasury shares issued for stock options exercised, net		**(54)**	**174**					**120**
Treasury shares issued for other share-based plans, net		**(183)**	**116**					**(67)**
Treasury shares issued for 401(k) contribution		**66**	**376**					**442**
Cash dividends declared ($1.81 per share)					**(1,360)**			**(1,360)**
Changes in noncontrolling interest							**4**	**4**
Balance December 31, 2012	**$5,061**	**$4,122**	**($15,937)**		**$30,037**	**($17,416)**	**$100**	**$5,967**

See Notes to the Consolidated Financial Statements on pages 54 – 108.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Summary of Business Segment Data

(Dollars in millions) Years ended December 31,	**2012**	2011	2010
Revenues:			
Commercial Airplanes	**$49,127**	$36,171	$31,834
Defense, Space & Security:			
Boeing Military Aircraft	**16,384**	14,947	14,238
Network & Space Systems	**7,584**	8,654	9,449
Global Services & Support	**8,639**	8,375	8,256
Total Defense, Space & Security	**32,607**	31,976	31,943
Boeing Capital	**441**	520	639
Other segment	**133**	150	138
Unallocated items and eliminations	**(610)**	(82)	(248)
Total revenues	**$81,698**	$68,735	$64,306
Earnings from operations:			
Commercial Airplanes	**$4,711**	$3,495	$3,006
Defense, Space & Security:			
Boeing Military Aircraft	**1,581**	1,526	1,250
Network & Space Systems	**478**	679	705
Global Services & Support	**1,009**	953	920
Total Defense, Space & Security	**3,068**	3,158	2,875
Boeing Capital	**82**	113	152
Other segment	**(159)**	66	(327)
Unallocated items and eliminations	**(1,391)**	(988)	(735)
Earnings from operations	**6,311**	5,844	4,971
Other income, net	**62**	47	52
Interest and debt expense	**(463)**	(498)	(516)
Earnings before income taxes	**5,910**	5,393	4,507
Income tax expense	**(2,007)**	(1,382)	(1,196)
Net earnings from continuing operations	**3,903**	4,011	3,311
Net (loss)/gain on disposal of discontinued operations, net of taxes of $2, ($4), $2	**(3)**	7	(4)
Net earnings	**$3,900**	$4,018	$3,307

This information is an integral part of the Notes to the Consolidated Financial Statements. See Note 22 for further segment results.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Dollars in millions, except per share data)

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements included in this report have been prepared by management of The Boeing Company (herein referred to as "Boeing," the "Company," "we," "us," or "our"). These statements include the accounts of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified to conform to the current year presentation. Our financial statements include the Consolidated Statements of Comprehensive Income as required by new accounting guidance, which we retrospectively adopted during 2012.

Use of Estimates

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported in the Consolidated Financial Statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these Notes to the Consolidated Financial Statements.

Operating Cycle

For classification of certain current assets and liabilities, we use the duration of the related contract or program as our operating cycle, which is generally longer than one year and could exceed three years.

Revenue and Related Cost Recognition

Contract Accounting Contract accounting is used for development and production activities predominantly by Defense, Space & Security (BDS). The majority of business conducted by BDS is performed under contracts with the U.S. government and other customers that extend over several years. Contract accounting involves a judgmental process of estimating the total sales and costs for each contract resulting in the development of estimated cost of sales percentages. For each contract, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage to the amount of revenue recognized. When the current estimates of total sales and costs for a contract indicate a loss, a provision for the entire loss on the contract is recognized.

Changes in estimated revenues, cost of sales and the related effect on operating income are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's percent complete. In 2012, 2011 and 2010 net favorable cumulative catch-up adjustments increased operating earnings by $379, $229 and $125, respectively and EPS by $0.33, $0.23 and $0.12, respectively.

We combine contracts for accounting purposes when they are negotiated as a package with an overall profit margin objective. These essentially represent an agreement to do a single project for a single customer, involve interrelated construction activities with substantial common costs, and are performed concurrently or sequentially. When a group of contracts is combined, revenue and profit are earned uniformly over the performance of the combined contracts. Similarly, we may segment a single contract or group of contracts when a clear economic decision has been made during contract negotiations that would produce different rates of profitability for each element or phase of the contract.

Sales related to fixed-price contracts are recognized as deliveries are made, except for certain fixed-price contracts that require substantial performance over an extended period before deliveries begin, for which sales are recorded based on the attainment of performance milestones. Sales related to contracts in which we are reimbursed for costs incurred plus an agreed upon profit are recorded as costs are incurred. The Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Contracts may contain provisions to earn incentive and award fees if specified targets are achieved. Incentive and award fees that can be reasonably estimated and are probable are recorded over the performance period of the contract. Incentive and award fees that cannot be reasonably estimated are recorded when awarded.

Program Accounting Our Commercial Airplanes segment predominantly uses program accounting to account for cost of sales related to its programs. Program accounting is applicable to products manufactured for delivery under production-type contracts where profitability is realized over multiple contracts and years. Under program accounting, inventoriable production costs, program tooling and other non-recurring costs, and warranty costs are accumulated and charged to cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced, and (c) the units' expected sales prices, production costs, program tooling and other non-recurring costs, and routine warranty costs for the total program.

We recognize sales for commercial airplane deliveries as each unit is completed and accepted by the customer. Sales recognized represent the price negotiated with the customer, adjusted by an escalation formula as specified in the customer agreement. The amount reported as cost of sales is determined by applying the estimated cost of sales percentage for the total remaining program to the amount of sales recognized for airplanes delivered and accepted by the customer. Changes in estimated revenues, cost of sales and the related effects on program margins are recognized prospectively except in cases where the program is determined to have a reach-forward loss in which case the loss is recognized in the current period. See Note 19.

Concession Sharing Arrangements We account for sales concessions to our customers in consideration of their purchase of products and services as a reduction to revenue when the related products and services are delivered. The sales concessions incurred may be partially reimbursed by certain suppliers in accordance with concession sharing arrangements. We record these reimbursements, which are presumed to represent reductions in the price of the vendor's products or services, as a reduction in Cost of products.

Spare Parts Revenue We recognize sales of spare parts upon delivery and the amount reported as cost of sales is recorded at average cost.

Service Revenue Service revenue is recognized when the service is performed with the exception of U.S. government service agreements, which are accounted for using contract accounting. Service activities primarily include: support agreements associated with military aircraft and helicopter contracts, ongoing maintenance of International Space Station, commercial Delta launches and technical and flight operation services for commercial aircraft. Service revenue and associated cost of sales from pay-in-advance subscription fees are deferred and recognized as services are rendered.

Financial Services Revenue We record financial services revenue associated with sales-type/finance leases, operating leases, and notes receivable.

Lease and financing revenue arrangements are included in Sales of services on the Consolidated Statements of Operations. For sales-type/finance leases, we record an asset at lease inception. This asset is recorded at the aggregate future minimum lease payments, estimated residual value of the leased equipment, and deferred incremental direct costs less unearned income. Income is recognized over the life of the lease to approximate a level rate of return on the net investment. Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. Declines in estimated residual value that are deemed other-than-temporary are recognized as Cost of services in the period in which the declines occur.

For operating leases, revenue on leased aircraft and equipment is recorded on a straight-line basis over the term of the lease. Operating lease assets, included in Customer financing, are recorded at cost and depreciated over the period that we project we will hold the asset to an estimated residual value, using the straight-line method. We periodically review our estimates of residual value and recognize forecasted changes by prospectively adjusting depreciation expense.

For notes receivable, notes are recorded net of any unamortized discounts and deferred incremental direct costs. Interest income and amortization of any discounts are recorded ratably over the related term of the note.

Reinsurance Revenue Our wholly-owned insurance subsidiary, Astro Ltd., participates in a reinsurance pool for workers' compensation. The member agreements and practices of the reinsurance pool minimize any participating members' individual risk. Reinsurance revenues were $129, $144 and $139 during 2012, 2011 and 2010, respectively. Reinsurance costs related to premiums and claims paid to the reinsurance pool were $128, $142 and $123 during 2012, 2011 and 2010, respectively. Revenues and costs are presented net in Cost of services in the Consolidated Statements of Operations.

Fleet Support

We provide assistance and services to facilitate efficient and safe aircraft operation to the operators of all our commercial airplane models. Collectively known as fleet support services, these activities and services include flight and maintenance training, field service support, engineering services, and technical data and documents. Fleet support activity begins prior to aircraft delivery as the customer receives training, manuals, and technical consulting support. This activity continues throughout the aircraft's operational life. Services provided after delivery include field service support, consulting on maintenance, repair, and operational issues brought forth by the customer or regulators, updating manuals and engineering data, and the issuance of service bulletins that impact the entire model's fleet. Field service support involves our personnel located at customer facilities providing and coordinating fleet support activities and requests. The costs for fleet support are expensed as incurred as Cost of services.

Research and Development

Research and development includes costs incurred for experimentation, design, testing, and bid and proposal efforts related to government products and services which are expensed as incurred unless the costs are related to certain contractual arrangements with customers. Costs that are incurred pursuant to such contractual arrangements are recorded over the period that revenue is recognized, consistent with our contract accounting policy. We have certain research and development arrangements that meet the requirement for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to our research and development expense rather than as contract revenues. Research and development expense included bid and proposal costs of $326, $332 and $355 in 2012, 2011 and 2010, respectively.

We have established cost sharing arrangements with some suppliers for the 787 program. Our cost sharing arrangements state that the supplier contributions are for reimbursements of costs we incur for experimentation, basic design, and testing activities during the 787 development. In each arrangement, we retain substantial rights to the 787 part or component covered by the arrangement. The amounts received from these cost sharing arrangements are recorded as a reduction to research and development expenses since we have no obligation to refund any amounts received per the arrangements regardless of the outcome of the development efforts. Specifically, under the terms of each agreement, payments received from suppliers for their share of the costs are typically based on milestones and are recognized as earned when we achieve the milestone events and no ongoing obligation on our part exists. In the event we receive a milestone payment prior to the completion of the milestone, the amount is classified in Accrued liabilities until earned.

Share-Based Compensation

We provide various forms of share-based compensation to our employees. For awards settled in shares, we measure compensation expense based on the grant-date fair value net of estimated forfeitures. For awards settled in cash, or that may be settled in cash, we measure compensation expense based on the fair value at each reporting date net of estimated forfeitures. The expense is recognized over the requisite service period, which is generally the vesting period of the award.

Income Taxes

Provisions for federal, state, and non-U.S. income taxes are calculated on reported Earnings before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.

The accounting for uncertainty in income taxes requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured for financial statement purposes and the tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. Tax-related interest and penalties are classified as a component of Income tax expense.

Postretirement Plans

The majority of our employees are covered by defined benefit pension plans. All nonunion and some union employees hired after December 31, 2008 are not covered by defined benefit plans. We also provide postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents. Benefits under the pension and other postretirement benefit plans are generally based on age at retirement and years of service and, for some pension plans, benefits are also based on the employee's annual earnings. The net periodic cost of our pension and other postretirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return, and medical trend (rate of growth for medical costs). A portion of net periodic pension and other postretirement income or expense is not recognized in net earnings in the year incurred because it is allocated to production as product costs, and reflected in inventory at the end of a reporting period. Actuarial gains and losses, which occur when actual experience differs from actuarial assumptions, are reflected in Shareholders' equity (net of taxes). If actuarial gains and losses exceed ten percent of the greater of plan assets or plan liabilities we amortize them over the average future service period of employees. The funded status of our pension and postretirement plans is reflected on the Consolidated Statements of Financial Position.

Postemployment Plans

We record a liability for postemployment benefits, such as severance or job training, when payment is probable, the amount is reasonably estimable, and the obligation relates to rights that have vested or accumulated.

Environmental Remediation

We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess, based on in-depth studies, expert analyses and legal reviews, our contingencies, obligations, and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties and/or insurance carriers. Our policy is to accrue and charge to current expense identified exposures related to environmental remediation sites when it is probable that a liability has been incurred and the amount can be reasonably estimated. The amount of the liability is based on our best estimate or the low end of a range of reasonably possible exposure for investigation, cleanup, and monitoring costs to be incurred. Estimated remediation costs are not discounted to present value as the timing of payments cannot be reasonably estimated. We may be able to recover a portion of the remediation costs from insurers or other third parties. Such recoveries are recorded when realization of the claim for recovery is deemed probable.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have original maturities of three months or less. We aggregate our cash balances by bank where conditions for right of set-off are met, and reclassify any negative balances, consisting mainly of uncleared checks, to Accounts payable. Negative balances reclassified to Accounts payable were $159 and $132 at December 31, 2012 and 2011.

Inventories

Inventoried costs on commercial aircraft programs and long-term contracts include direct engineering, production and tooling and other non-recurring costs, and applicable overhead, which includes fringe benefits, production related indirect and plant management salaries and plant services, not in excess of estimated net realizable value. To the extent a material amount of such costs are related to an abnormal event or are fixed costs not appropriately attributable to our programs or contracts, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to programs and contracts with long-term production cycles, a portion of which is not expected to be realized within one year. Included in inventory for federal government contracts is an allocation of allowable costs related to manufacturing process reengineering.

Commercial aircraft programs inventory includes deferred production costs. Deferred production costs represent actual costs incurred for production of early units that exceed the estimated average cost of all units in the program accounting quantity. Higher production costs are experienced at the beginning of a new or derivative airplane program. Units produced early in a program require substantially more effort (labor and other resources) than units produced later in a program because of volume efficiencies and the effects of learning. We expect that these deferred costs will be fully recovered when all units included in the accounting quantity are delivered as the expected unit cost for later deliveries is below the estimated average cost of all units in the program.

The determination of net realizable value of long-term contract costs is based upon quarterly reviews that estimate costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded. The determination of net realizable value of commercial aircraft program costs is based upon quarterly program reviews that estimate revenue and cost to be incurred to complete the program accounting quantity. When estimated costs to complete exceed estimated program revenues to go, a program loss provision is recorded in the current period for the estimated loss on all undelivered units in the accounting quantity.

Used aircraft purchased by the Commercial Airplanes segment and general stock materials are stated at cost not in excess of net realizable value. See 'Aircraft Valuation' within this Note for a discussion of our valuation of used aircraft. Spare parts inventory is stated at lower of average unit cost or market. We review our commercial spare parts and general stock materials quarterly to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends, expected production usage, and the size and age of the aircraft fleet using the part. Impaired inventories are charged to Cost of products in the period the impairment occurs.

Included in inventory for commercial aircraft programs are amounts paid or credited in cash, or other consideration to certain airline customers, that are referred to as early issue sales consideration. Early issue sales consideration is recognized as a reduction to revenue when the delivery of the aircraft under contract occurs. If an airline customer does not perform and take delivery of the contracted aircraft, we believe that we would have the ability to recover amounts paid. However, to the extent early issue sales consideration exceeds advances and is not considered to be otherwise recoverable, it would be written off in the current period.

We net advances and progress billings on long-term contracts against inventory in the Consolidated Statements of Financial Position. Advances and progress billings in excess of related inventory are reported in Advances and billings in excess of related costs.

Precontract Costs

We may, from time to time, incur costs to begin fulfilling the statement of work under a specific anticipated contract that we are still negotiating with a customer. If we determine it is probable we will be awarded the specific anticipated contract, then we capitalize the precontract costs we incur, excluding start-up costs which are expensed as incurred. Capitalized precontract costs are included in Inventories, net of advances and progress billings, in the accompanying Consolidated Statements of Financial Position. Should the contract not be awarded or otherwise determined to no longer be probable of award, the capitalized costs would be written off.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including applicable construction-period interest, less accumulated depreciation and are depreciated principally over the following estimated useful lives: new buildings and land improvements, from 10 to 40 years; and new machinery and equipment, from 3 to 20 years. The principal methods of depreciation are as follows: buildings and land improvements, 150% declining balance; and machinery and equipment, sum-of-the-years' digits. Capitalized internal use software is included in Other assets and amortized using the straight line method over 5 years. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell. Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Asset Retirement Obligations

We record all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts are not material.

We also have known conditional asset retirement obligations, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the Consolidated Financial Statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value. In addition, there may be conditional asset retirement obligations that we have not yet discovered (e.g. asbestos may exist in certain buildings but we have not become aware of it through the normal course of business), and therefore, these obligations also have not been included in the Consolidated Financial Statements.

Goodwill and Other Acquired Intangibles

Goodwill and other acquired intangible assets with indefinite lives are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is April 1.

We test goodwill for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

Indefinite-lived intangibles consist of brand and trade names acquired in business combinations. We test these intangibles for impairment by comparing their carrying value to current projections of discounted cash flows attributable to the brand and trade names. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment.

Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: developed technology, from 5 to 14 years; product know-how, from 3 to 30 years; customer base, from 3 to 19 years; distribution rights, from 3 to 30 years; and other, from 5 to 32 years. We evaluate the potential impairment of finite-lived acquired intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Investments

Time deposits are held-to-maturity investments that are carried at cost.

The equity method of accounting is used to account for investments for which we have the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if we have an ownership interest in the voting stock of an investee of between 20% and 50%.

We classify investment income and loss on our Consolidated Statements of Operations based on whether the investment is operating or non-operating in nature. Operating investments align strategically and are integrated with our operations. Earnings from operating investments, including our share of income or loss from equity method investments, dividend income from certain cost method investments, and any impairments or gain/loss on the disposition of these investments, are recorded in Income from operating investments, net. Non-operating investments are those we hold for non-strategic purposes. Earnings from non-operating investments, including interest and dividends on marketable securities, and any impairments or gain/loss on the disposition of these investments are recorded in Other income/(expense), net.

Derivatives

All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. We use derivative instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For our cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in comprehensive income and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. We also hold certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, the changes in their fair value are also recorded in earnings immediately.

Aircraft Valuation

Used aircraft under trade-in commitments and aircraft under repurchase commitments In conjunction with signing a definitive agreement for the sale of new aircraft (Sale Aircraft), we have entered into trade-in commitments with certain customers that give them the right to trade in used aircraft at a specified price upon the purchase of Sale Aircraft. Additionally, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the Sale Aircraft at a specified price, generally 10 to 15 years after delivery of the Sale Aircraft. Our repurchase of the Sale Aircraft is contingent upon a future, mutually acceptable agreement for the sale of additional new aircraft. If we execute an agreement for the sale of additional new aircraft, and if the customer subsequently exercises its right to sell the Sale Aircraft to us, a contingent repurchase commitment would become a trade-in commitment. Our historical experience is that contingent repurchase commitments infrequently become trade-in commitments.

Exposure related to trade-in commitments may take the form of:

(1) adjustments to revenue for the difference between the contractual trade-in price in the definitive agreement and our best estimate of the fair value of the trade-in aircraft as of the date of such agreement, which would be recorded in Inventory and recognized upon delivery of the Sale Aircraft, and/or

(2) charges to cost of products for adverse changes in the fair value of trade-in aircraft that occur subsequent to signing of a definitive agreement for Sale Aircraft but prior to the purchase of the used trade-in aircraft. Estimates based on current aircraft values would be included in Accrued liabilities.

The fair value of trade-in aircraft is determined using aircraft-specific data such as model, age and condition, market conditions for specific aircraft and similar models, and multiple valuation sources. This process uses our assessment of the market for each trade-in aircraft, which in most instances begins years before the return of the aircraft. There are several possible markets in which we continually pursue opportunities to place used aircraft. These markets include, but are not limited to, the resale market, which could potentially include the cost of long-term storage; the leasing market, with the potential for refurbishment costs to meet the leasing customer's requirements; or the scrap market. Trade-in aircraft valuation varies significantly depending on which market we determine is most likely for each aircraft. On a quarterly basis, we update our valuation analysis based on the actual activities associated with placing each aircraft into a market. This quarterly valuation process yields results that are typically lower than residual value estimates by independent sources and tends to more accurately reflect results upon the actual placement of the aircraft.

Used aircraft acquired by the Commercial Airplanes segment are included in Inventories at the lower of cost or market as it is our intent to sell these assets. To mitigate costs and enhance marketability, aircraft may be placed on operating lease. While on operating lease, the assets are included in Customer financing.

Customer financing Customer financing includes operating lease equipment, notes receivables, and sales-type/finance leases. Sales-type/finance leases are treated as receivables, and allowances for losses are established as necessary.

We assess the fair value of the assets we own, including equipment under operating leases, assets held for sale or re-lease, and collateral underlying receivables, to determine if their fair values are less than the related assets' carrying values. Differences between carrying values and fair values of sales-type/finance leases and notes and other receivables, as determined by collateral value, are considered in determining the allowance for losses on receivables.

We use a median calculated from published collateral values from multiple third-party aircraft value publications based on the type and age of the aircraft to determine the fair value of aircraft. Under certain circumstances, we apply judgment based on the attributes of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by outside publications.

Impairment review for assets under operating leases and held for sale or re-lease We evaluate for impairment assets under operating lease or assets held for sale or re-lease when events or changes in circumstances indicate that the expected undiscounted cash flow from the asset may be less than the carrying value. We use various assumptions when determining the expected undiscounted cash flow, including our intentions for how long we will hold an asset subject to operating lease before it is sold, the expected future lease rates, lease terms, residual value of the asset, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the remaining economic life of the asset. We record assets held for sale at the lower of carrying value or fair value less costs to sell.

When we determine that impairment is indicated for an asset, the amount of impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Allowance for losses on customer financing receivables We record the potential impairment of customer financing receivables in a valuation account, the balance of which is an accounting estimate of probable but unconfirmed losses. The allowance for losses on receivables relates to two components of receivables: (a) receivables that are evaluated individually for impairment and (b) all other receivables.

We determine a receivable is impaired when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms of the receivable agreement, without regard to any subsequent restructurings. Factors considered in assessing collectibility include, but are not limited to, a customer's extended delinquency, requests for restructuring and filings for bankruptcy. We determine a specific impairment allowance based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral we would expect to realize.

We review the adequacy of the allowance attributable to the remaining receivables (after excluding receivables subject to a specific impairment allowance) by assessing both the collateral exposure and the applicable cumulative default rate. Collateral exposure for a particular receivable is the excess of the carrying value of the receivable over the fair value of the related collateral. A receivable with an estimated fair value in excess of the carrying value is considered to have no collateral exposure. The applicable cumulative default rate is determined using two components: customer credit ratings and weighted average remaining contract term. Internally assigned credit ratings, our credit quality indicator, are determined for each customer in the portfolio. Those ratings are updated based upon public information and information obtained directly from our customers.

We have entered into agreements with certain customers that would entitle us to look beyond the specific collateral underlying the receivable for purposes of determining the collateral exposure as described above. Should the proceeds from the sale of the underlying collateral asset resulting from a default condition be insufficient to cover the carrying value of our receivable (creating a shortfall condition), these agreements would, for example, permit us to take the actions necessary to sell or retain certain other assets in which the customer has an equity interest and use the proceeds to cover the shortfall.

Each quarter we review customer credit ratings, published historical credit default rates for different rating categories, and multiple third-party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on receivables. There can be no assurance that actual results will not differ from estimates or that the consideration of these factors in the future will not result in an increase or decrease to the allowance for losses on receivables.

Warranties

In conjunction with certain product sales, we provide warranties that cover factors such as non-conformance to specifications and defects in material and design. The majority of our warranties are issued by our Commercial Airplanes segment. Generally, aircraft sales are accompanied by a three to four-year standard warranty for systems, accessories, equipment, parts, and software manufactured by us or manufactured to certain standards under our authorization. These warranties are included in the programs' estimate at completion. On occasion we have made commitments beyond the standard warranty obligation to correct fleet-wide major issues of a particular model, resulting in additional accrued warranty expense. Warranties issued by our BDS segments principally relate to sales of military aircraft and weapons hardware and are included in the contract cost estimates. These sales are generally accompanied by a six to twelve-month warranty period and cover systems, accessories, equipment, parts, and software manufactured by us to certain contractual specifications. Estimated costs related to standard warranties are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. Estimated costs of these additional warranty issues are considered changes to the initial liability estimate.

We provide guarantees to certain commercial airplane customers which include compensation provisions for failure to meet specified aircraft performance targets. We account for these performance guarantees as warranties. The estimated liability for these warranties is based on known and anticipated operational characteristics and forecasted customer operation of the aircraft relative to contractually specified performance targets, and anticipated settlements when contractual remedies are not specified. Estimated payments are recorded as a reduction of revenue at delivery of the related aircraft. We have agreements that require certain suppliers to compensate us for amounts paid to customers for failure of supplied equipment to meet specified performance targets. Claims against suppliers under these agreements are included in Inventories and recorded as a reduction in Cost of products at delivery of the related aircraft. These performance warranties and claims against suppliers are included in the programs' estimate at completion.

Supplier Penalties

We record an accrual for supplier penalties when an event occurs that makes it probable that a supplier penalty will be incurred and the amount is reasonably estimable. Until an event occurs, we fully anticipate accepting all products procured under production-related contracts.

Guarantees

We record a liability in Accrued liabilities for the fair value of guarantees that are issued or modified after December 31, 2002. For a residual value guarantee where we received a cash premium, the liability is equal to the cash premium received at the guarantee's inception. For credit guarantees, the liability is equal to the present value of the expected loss. We determine the expected loss by multiplying the creditor's default rate by the guarantee amount reduced by the expected recovery, if applicable, for each future period the credit guarantee will be outstanding. If at inception of a guarantee, we determine there is a probable related contingent loss, we will recognize a liability for the greater of (a) the fair value of the guarantee as described above or (b) the probable contingent loss amount.

Note 2 – Acquisitions

On August 5, 2010, we acquired Argon ST, Inc. (Argon) for $782, net of cash acquired. Argon develops command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) and, combat systems. The acquisition was part of our strategy to expand our capabilities to address the C4ISR, cyber and intelligence markets. Argon's results of operations from the acquisition date are included in the Network & Space Systems (N&SS) segment. Goodwill has been recorded in N&SS, Global Services & Support (GS&S) and Boeing Military Aircraft (BMA) segments.

The final allocation of the purchase price is as follows:

Accounts receivable	$66
Inventory	47
Property, plant and equipment	32
Goodwill	549
Finite-lived intangible assets[1]	216
Other assets	1
Accounts payable	(14)
Accrued liabilities	(69)
Advances and billings in excess of related costs	(8)
Deferred income taxes	(38)
Total net assets acquired	$782

[1] Finite-lived intangible assets have a weighted average amortization period of 13 years and include $133 of Developed technology and $69 of Customer base.

Note 3 – Goodwill and Acquired Intangibles

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Commercial Airplanes	Boeing Military Aircraft	Network & Space Systems	Global Services & Support	Total
Balance at January 1, 2010	$2,083	$848	$1,102	$286	$4,319
Argon acquisition		193	345	11	549
Other acquisitions	18		14	4	36
Goodwill adjustments	9			24	33
Balance at December 31, 2010	$2,110	$1,041	$1,461	$325	$4,937
Acquisitions			16		16
Goodwill adjustments	(4)		(4)		(8)
Balance at December 31, 2011	$2,106	$1,041	$1,473	$325	$4,945
Acquisitions	**12**			**72**	**84**
Goodwill adjustments	**7**		**(1)**		**6**
Balance at December 31, 2012	**$2,125**	**$1,041**	**$1,472**	**$397**	**$5,035**

As of December 31, 2012 and 2011, we had indefinite-lived intangible assets with carrying amounts of $497 relating to trade names.

The gross carrying amounts and accumulated amortization of our acquired finite-lived intangible assets were as follows at December 31:

	2012		2011	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Distribution rights	**$2,132**	**$388**	$1,915	$295
Product know-how	**507**	**171**	507	144
Customer base	**617**	**300**	606	253
Developed technology	**865**	**717**	833	684
Other	**214**	**145**	195	133
Total	**$4,335**	**$1,721**	$4,056	$1,509

Amortization expense for acquired finite-lived intangible assets for the years ended December 31, 2012 and 2011 was $213 and $203. Estimated amortization expense for the five succeeding years is as follows: 2013 – $191; 2014 – $185; 2015 – $176; 2016 – $160; and 2017 – $152.

During 2012 and 2011 we acquired $277 and $269 of finite-lived intangible assets, of which $213 and $256 related to non-cash investing and financing transactions. Total acquired finite-lived intangibles of $352 and $335 remain unpaid as of December 31, 2012 and 2011.

Note 4 – Earnings Per Share

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for common shares and participating securities. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Participating securities and common shares have equal rights to undistributed earnings.

Basic earnings per share is calculated by taking net earnings, less earnings available to participating securities, divided by the basic weighted average common shares outstanding.

Diluted earnings per share is calculated by taking net earnings, less earnings available to participating securities, divided by the diluted weighted average common shares outstanding.

The elements used in the computation of basic and diluted earnings per share are as follows:

(In millions - except per share amounts)

Years ended December 31,	**2012**	2011	2010
Net earnings	**$3,900**	$4,018	$3,307
Less: earnings available to participating securities	**8**	9	9
Net earnings available to common shareholders	**$3,892**	$4,009	$3,298
Basic			
Basic weighted average shares outstanding	**758.0**	746.6	738.1
Less: participating securities	**2.3**	2.5	3.1
Basic weighted average common shares outstanding	**755.7**	744.1	735.0
Diluted			
Basic weighted average shares outstanding	**758.0**	746.6	738.1
Dilutive potential common shares[1]	**5.8**	6.5	6.2
Diluted weighted average shares outstanding	**763.8**	753.1	744.3
Less: participating securities	**2.3**	2.5	3.1
Diluted weighted average common shares outstanding	**761.5**	750.6	741.2
Net earnings per share:			
Basic	**$5.15**	$5.39	$4.49
Diluted	**5.11**	5.34	4.45

[1] Diluted EPS includes any dilutive impact of stock options, restricted stock units and Performance Awards.

The shares included in the following table were not included in the computation of diluted earnings per share because the effect was antidilutive. However, these shares may be dilutive potential common shares in the future.

(Shares in millions)

Years ended December 31,	**2012**	2011	2010
Stock options	**23.6**	21.1	14.9
Performance Awards	**4.9**	1.5	3.8

Note 5 – Income Taxes

The components of earnings before income taxes were:

Years ended December 31,	**2012**	2011	2010
U.S.	**$5,647**	$5,083	$4,310
Non-U.S.	**263**	310	197
Total	**$5,910**	$5,393	$4,507

Income tax expense/(benefit) consisted of the following:

Years ended December 31,	**2012**	2011	2010
Current tax expense			
U.S. federal	**$657**	($605)	$13
Non-U.S.	**52**	93	80
U.S. state	**19**	(22)	(137)
Total current	**728**	(534)	(44)
Deferred tax expense			
U.S. federal	**1,209**	1,856	969
Non-U.S.	**(13)**	(8)	(13)
U.S. state	**83**	68	284
Total deferred	**1,279**	1,916	1,240
Total income tax expense	**$2,007**	$1,382	$1,196

Net income tax payments were $410, $57, and $360 in 2012, 2011 and 2010, respectively.

Our effective income tax rates were 34.0%, 25.6% and 26.5% for the years ended December 31, 2012, 2011 and 2010, respectively. Our 2012 effective tax rate was higher than prior years, primarily due to tax benefits of $397 and $371 recorded in 2011 and 2010 as a result of federal income tax audit settlements. The absence of research and development tax credits also contributed to the higher tax rate in 2012. Our 2011 effective tax rate was lower than 2010, primarily due to an income tax charge of $150 recorded during the first quarter of 2010 as a result of the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act of 2010.

The research and development credit expired on December 31, 2011. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 that retroactively renews the research and development credit for 2012 and extends the credit through December 31, 2013. As tax law changes are recognized in the period in which new legislation is enacted, the 2012 R&D credit of approximately $150 will be reflected as a discrete item in our income tax rate for the first quarter of 2013.

The following is a reconciliation of the U.S. federal statutory tax rate of 35% to our effective income tax rate:

Years ended December 31,	**2012**	2011	2010
U.S. federal statutory tax	**35.0%**	35.0%	35.0%
Research and development credits	**0.8**	(2.7)	(3.5)
Tax on international activities	**(1.2)**	(0.6)	(1.2)
Tax deductible dividends	**(0.7)**	(0.8)	(0.9)
State income tax provision, net of effect on U.S. federal tax	**0.8**	0.7	1.8
Medicare Part D law change			3.3
Federal audit settlement		(7.4)	(8.2)
Other provision adjustments	**(0.7)**	1.4	0.2
Effective income tax rate	**34.0%**	25.6%	26.5%

Federal income tax audits have been settled for all years prior to 2007. During the first quarter of 2012 we filed an appeal with the IRS for the 2007-2008 tax years. The 2009-2010 IRS audit began in the second quarter of 2012. We are also subject to examination in major state and international jurisdictions for the 2001-2012 tax years. We believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.

Significant components of our deferred tax assets, net of deferred tax liabilities, at December 31 were as follows:

	2012	2011
Retiree health care accruals	**$2,867**	$2,820
Inventory and long-term contract methods of income recognition, fixed assets and other (net of valuation allowance of $27 and $27)	**(7,151)**	(5,189)
Partnerships and joint ventures	**(162)**	(228)
Other employee benefits accruals	**1,427**	1,352
In-process research and development related to acquisitions	**37**	51
Net operating loss, credit and capital loss carryovers (net of valuation allowance of $94 and $74)	**307**	488
Pension asset	**6,232**	5,315
Customer and commercial financing	**(1,078)**	(1,471)
Unremitted earnings of non-U.S. subsidiaries	**(49)**	(66)
Other net unrealized losses	**(17)**	69
Net deferred tax assets[1]	**$2,413**	$3,141

[1] Of the deferred tax asset for net operating loss and credit carryovers, $201 expires in years ending from December 31, 2013 through December 31, 2032 and $106 may be carried over indefinitely.

Net deferred tax assets at December 31 were as follows:

	2012	2011
Deferred tax assets	**$16,580**	$16,181
Deferred tax liabilities	**(14,046)**	(12,939)
Valuation allowance	**(121)**	(101)
Net deferred tax assets	**$2,413**	$3,141

The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Included in the net deferred tax assets at December 31, 2012 and 2011 are deferred tax assets in the amounts of $10,210 and $9,743 related to Accumulated other comprehensive loss.

We have provided for U.S. deferred income taxes and foreign withholding tax in the amount of $49 on undistributed earnings not considered permanently reinvested in our non-U.S. subsidiaries. We have not provided for U.S. deferred income taxes or foreign withholding tax on the remainder of undistributed earnings from our non-U.S. subsidiaries because such earnings are considered to be permanently reinvested and it is not practicable to estimate the amount of tax that may be payable upon distribution.

As of December 31, 2012 and 2011, the amounts accrued for the payment of income tax-related interest and penalties included in the Consolidated Statements of Financial Position were as follows: interest of $11 and $48 and penalties of $11 and $10. The amounts of interest benefit were $43, $94, and $105 for the years ended December 31, 2012, 2011 and 2010, respectively. The interest benefit recorded during 2012 was primarily related to the settlement of non-US audits. The interest benefits recorded during 2011 and 2010 were primarily related to the 2004-2006 and 1998-2003 federal audit settlements, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Unrecognized tax benefits – January 1	**$939**	$1,198	$1,787
Gross increases – tax positions in prior periods	**55**	154	95
Gross decreases – tax positions in prior periods	**(20)**	(383)	(465)
Gross increases – current-period tax positions	**83**	28	76
Gross decreases – current-period tax positions	**(1)**	(15)	(40)
Settlements	**(1)**	(42)	(254)
Lapse of statute of limitations		(1)	(1)
Unrecognized tax benefits – December 31	**$1,055**	$939	$1,198

As of December 31, 2012, 2011 and 2010, the total amount of unrecognized tax benefits was $1,055, $939, and $1,198 of which $945, $838, and $1,074 would affect the effective tax rate, if recognized. As of December 31, 2011, these amounts are primarily associated with U.S. federal tax issues such as the amount of research and development tax credits claimed, the domestic production activities deductions claimed, and U.S. taxation of foreign earnings. Also included in these amounts are accruals for domestic state tax issues such as the allocation of income among various state tax jurisdictions and the amount of state tax credits claimed.

Note 6 – Accounts Receivable

Accounts receivable at December 31 consisted of the following:

	2012	2011
U.S. government contracts	**$2,788**	$2,950
Defense, Space & Security customers [1]	**1,196**	1,100
Commercial Airplanes customers	**903**	827
Reinsurance receivables	**509**	585
Other	**294**	384
Less valuation allowance	**(82)**	(53)
Total	**$5,608**	$5,793

[1] Excludes U.S. government contracts

The following table summarizes our accounts receivable under long-term contracts that were not billable or related to outstanding claims as of December 31:

	Unbillable		Claims	
	2012	2011	**2012**	2011
Current	**$1,316**	$1,174	**$26**	$49
Expected to be collected after one year	**730**	498	**63**	209
Total	**$2,046**	$1,672	**$89**	$258

Under contract accounting unbillable receivables on long-term contracts arise when the sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Any adjustment for the credit quality of unbillable receivables, if required, would be recorded as a direct reduction of revenue. Factors considered in assessing the collectability of unbillable receivables include, but are not limited to, a customer's extended delinquency, requests for restructuring and filings for bankruptcy. Unbillable receivables related to commercial customers expected to be collected after one year were $230 and $192 at December 31, 2012 and 2011. Accounts receivable related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination or ultimate realization.

Accounts receivable as of December 31, 2012, includes $112 of unbillable receivables on a long-term contract with LightSquared, LLC (LightSquared) related to the construction of two commercial satellites. One of the satellites has been delivered, and the other is substantially complete but remains in Boeing's possession. On May 14, 2012, LightSquared filed for Chapter 11 bankruptcy protection. We believe that our rights in the second satellite and related ground-segment assets are sufficient to protect the value of our receivables in the event LightSquared fails to make payments as contractually required or rejects its contract with us. As a result, we do not expect to incur any losses related to these receivables in connection with the LightSquared bankruptcy.

Accounts receivable, other than those described above, expected to be collected after one year are not material.

Note 7 – Inventories

Inventories at December 31 consisted of the following:

	2012	2011
Long-term contracts in progress	**$15,130**	$13,587
Commercial aircraft programs	**40,389**	35,080
Commercial spare parts, used aircraft, general stock materials and other	**7,206**	7,832
Inventory before advances and progress billings	**62,725**	56,499
Less advances and progress billings	**(24,974)**	(24,259)
Total	**$37,751**	$32,240

Long-Term Contracts in Progress

Long-term contracts in progress included Delta launch program inventory that is being sold at cost to United Launch Alliance (ULA) under an inventory supply agreement that terminates on March 31, 2021. At December 31, 2012 and 2011, the inventory balance, net of advances, was $725 and $1,085. At December 31, 2012, $534 of this inventory related to unsold launches. ULA is continuing to assess the future of the Delta II program. In the event ULA is unable to sell additional Delta II inventory, our earnings could be reduced by up to $35. See Note 13.

Inventory balances included $237 and $236 subject to claims or other uncertainties relating to the A-12 program at December 31, 2012 and 2011. See Note 21.

Capitalized precontract costs of $238 and $1,728 at December 31, 2012 and 2011, are included in inventories.

Commercial Aircraft Programs

At December 31, 2012 and 2011, commercial aircraft programs inventory included the following amounts related to the 787 program: $21,289 and $16,098 of work in process (including deferred production costs at December 31, 2012 of $15,929 and $10,753), $1,908 and $1,770 of supplier advances, and $2,339 and $1,914 of unamortized tooling and other non-recurring costs. At December 31, 2012, $12,810 of 787 deferred production costs, unamortized tooling and other non-recurring costs are expected to be recovered from units included in the program accounting quantity that have firm orders and $5,458 is expected to be recovered from units included in the program accounting quantity that represent expected future orders.

At December 31, 2012 and 2011, commercial aircraft programs inventory included the following amounts related to the 747 program: $1,292 and $448 of deferred production costs, net of previously recorded reach-forward losses, and $683 and $852 of unamortized tooling costs. At December 31, 2012, $1,048 of 747 deferred production costs and unamortized tooling are expected to be recovered from units included in the program accounting quantity that have firm orders and $927 is expected to be recovered from units included in the program accounting quantity that represent expected future orders.

Commercial aircraft programs inventory included amounts credited in cash or other consideration (early issue sales consideration) to airline customers totaling $2,989 and $2,564 at December 31, 2012 and 2011.

Note 8 – Customer Financing

Customer financing at December 31 consisted of the following:

	2012	2011
Financing receivables:		
Investment in sales-type/finance leases	**$1,850**	$2,037
Notes	**592**	814
Operating lease equipment, at cost, less accumulated depreciation of $628 and $765	**2,038**	1,991
Gross customer financing	**4,480**	4,842
Less allowance for losses on receivables	**(60)**	(70)
Total	**$4,420**	$4,772

The components of investment in sales-type/finance leases at December 31 were as follows:

	2012	2011
Minimum lease payments receivable	**$1,987**	$2,272
Estimated residual value of leased assets	**544**	541
Unearned income	**(681)**	(776)
Total	**$1,850**	$2,037

Operating lease equipment primarily includes large commercial jet aircraft and regional jet aircraft. At December 31, 2012 and 2011, operating lease equipment included $354 and $521 of equipment available for sale or re-lease. At December 31, 2012 and 2011, we had firm lease commitments for $266 and $476 of this equipment.

When our Commercial Airplanes segment is unable to immediately sell used aircraft, it may place the aircraft under an operating lease. It may also provide customer financing with a note receivable. The carrying amount of the Commercial Airplanes segment used aircraft under operating leases and notes receivable included as a component of customer financing totaled $223 and $357 as of December 31, 2012 and 2011.

Financing receivable balances evaluated for impairment at December 31 were as follows:

	2012	2011
Individually evaluated for impairment	**$616**	$854
Collectively evaluated for impairment	**1,826**	1,997
Total financing receivables	**$2,442**	$2,851

We determine a receivable is impaired when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms. At December 31, 2012 and 2011, we individually evaluated for impairment customer financing receivables of $616 and $854 and determined that $446 and $485 were impaired. We recorded no allowance for losses on these impaired receivables as the collateral values exceed the carrying values of the receivables.

The average recorded investment in impaired financing receivables for the years ended December 31, 2012, 2011 and 2010, was $466, $517 and $88, respectively. Income recognition is generally suspended for financing receivables at the date full recovery of income and principal becomes not probable. Income is recognized when financing receivables become contractually current and performance is demonstrated by the customer. Interest income recognized on such receivables was $6, $0 and $9 for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012 and 2011, we had no material receivables that were greater than 30 days past due.

The change in the allowance for losses on financing receivables for the years ended December 31, 2012, 2011 and 2010, consisted of the following:

	2012	2011	2010
Beginning balance - January 1	**($70)**	($353)	($302)
Customer financing valuation benefit/(provision)	**10**	269	(51)
Reduction in customer financing assets		14	
Ending balance - December 31	**($60)**	($70)	($353)
Collectively evaluated for impairment	**($60)**	($70)	($353)

The adequacy of the allowance for losses is assessed quarterly. Three primary factors influencing the level of our allowance for losses on customer financing receivables are customer credit ratings, default rates and collateral values. We assign internal credit ratings for all customers and determine the creditworthiness of each customer based upon publicly available information and information obtained directly from our customers. Our rating categories are comparable to those used by the major credit rating agencies. The customer financing valuation benefit recorded in 2011 was primarily driven by changes in the internal credit rating categories assigned to our receivable balances from AirTran Holdings, LLC.

Our financing receivable balances at December 31 by internal credit rating category are shown below:

Rating categories	**2012**	2011
BBB	**$1,201**	$1,316
BB	**63**	67
B	**51**	103
CCC	**511**	512
D	**524**	653
Other	**92**	200
Total carrying value of financing receivables	**$2,442**	$2,851

At December 31, 2012, our allowance primarily related to receivables with ratings of CCC and we applied default rates that averaged 46% to the exposure associated with those receivables.

In the fourth quarter of 2011, American Airlines Inc. (American Airlines) filed for Chapter 11 bankruptcy protection. We believe that our customer financing receivables from American Airlines of $524 are sufficiently collateralized such that we do not expect to incur losses related to those receivables and have not recorded an allowance for losses as of December 31, 2012 as a result of the bankruptcy.

Customer Financing Exposure Customer financing is collateralized by security in the related asset. The value of the collateral is closely tied to commercial airline performance and may be subject to reduced valuation with market decline. Declines in collateral values are also a significant driver of our allowance for losses. Generally, out-of-production aircraft have experienced greater collateral value declines than in-production aircraft. Our customer financing portfolio consists primarily of financing receivables for out-of-production aircraft. The value of the collateral is closely tied to commercial airline performance and overall market conditions. The majority of customer financing carrying values are concentrated in the following aircraft models:

	2012	2011
717 Aircraft ($465 and $480 accounted for as operating leases)(1)	**$1,781**	$1,906
757 Aircraft ($454 and $451 accounted for as operating leases)(1)	**561**	631
MD-80 Aircraft ($0 and $0 accounted for as operating leases)(1)(2)	**446**	485
737 Aircraft ($193 and $242 accounted for as operating leases)	**316**	394
787 Aircraft ($286 and $0 accounted for as operating leases)	**286**	
MD-11 Aircraft ($269 and $321 accounted for as operating leases)(1)	**269**	321
767 Aircraft ($63 and $103 accounted for as operating leases)	**223**	307

(1) Out-of-production aircraft

(2) Disclosure omitted from 2011 financial statements

Charges related to customer financing asset impairment for the years ended December 31 were as follows:

	2012	2011	2010
Boeing Capital	**$73**	$109	$85
Other Boeing	**(15)**	(36)	85
Total	**$58**	$73	$170

Scheduled receipts on customer financing are as follows:

Year	2013	2014	2015	2016	2017	Beyond 2017
Principal payments on notes receivable	$194	$101	$57	$41	$42	$157
Sales-type/finance lease payments receivable	290	231	230	226	207	803
Operating lease equipment payments receivable	474	172	162	97	55	104

Note 9 – Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2012	2011
Land	**$531**	$526
Buildings and land improvements	**10,696**	10,285
Machinery and equipment	**11,847**	11,353
Construction in progress	**1,231**	1,142
Gross property, plant and equipment	**24,305**	23,306
Less accumulated depreciation	**(14,645)**	(13,993)
Total	**$9,660**	$9,313

Depreciation expense was $1,248, $1,119 and $1,096 for the years ended December 31, 2012, 2011 and 2010, respectively. Interest capitalized during the years ended December 31, 2012, 2011 and 2010 totaled $74, $57 and $48, respectively.

Rental expense for leased properties was $276, $270 and $269, for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, minimum rental payments under capital leases aggregated $152. Minimum rental payments under operating leases with initial or remaining terms of one year or more aggregated $1,386, net of sublease payments of $18 at December 31, 2012. Payments due under operating and capital leases net of sublease amounts, and non-cancellable future rentals during the next five years are as follows:

	2013	2014	2015	2016	2017
Minimum operating lease payments, net of sublease amounts	$212	$192	$135	$111	$94
Minimum capital lease payments, net of sublease amounts	92	40	16	3	1

Accounts payable related to purchases of property, plant and equipment were $234 and $200 for the years ended December 31, 2012 and 2011.

Note 10 – Investments

Our investments, which are recorded in Short-term and other investments or Investments, consisted of the following at December 31:

	2012	2011
Time deposits	**$3,135**	$1,134
Pledged money market funds[1]	**56**	56
Available-for-sale investments	**9**	10
Equity method investments [2]	**1,137**	1,003
Restricted cash[3]	**25**	31
Other investments	**35**	32
Total	**$4,397**	$2,266

(1) Reflects amounts pledged in lieu of letters of credit as collateral in support of our workers' compensation programs. These funds can become available within 30 days notice upon issuance of replacement letters of credit.

(2) Dividends received were $341 and $239 during 2012 and 2011.

(3) Restricted to pay group term life insurance premiums for certain employees and certain claims related to workers' compensation.

Equity Method Investments

Our effective ownership percentages and balances of equity method investments consisted of the following as of December 31:

	Segment	Ownership Percentages	Investment Balance	
			2012	2011
United Launch Alliance	Network & Space Systems	50%	**$946**	$983
United Space Alliance	Network & Space Systems	50%	**28** (1)	(147) [2]
Other	Primarily Commercial Airplanes		**163**	167
Total Equity method investments			**$1,137**	$1,003

(1) The positive balance at December 31, 2012 reflects the termination and settlement of the defined benefit pension plans during the third quarter of 2012.

(2) The credit balance in 2011 was a result of our proportionate share of the joint venture's pension and postretirement related adjustments which reduced the carrying value of the investment.

Note 11 – Other Assets

Sea Launch

At December 31, 2012 and 2011, Other assets included $356 of receivables related to our former investment in the Sea Launch venture which became payable by certain Sea Launch partners following Sea Launch's bankruptcy filing in June 2009. The $356 includes $147 related to a payment made by us under a bank guarantee on behalf of Sea Launch and $209 related to loans (partner loans) we made to Sea Launch. The net amounts owed to Boeing by each of the partners are as follows; S.P. Koroley Rocket and Space

Corporation Energia of Russia – $223, PO Yuzhnoye Mashinostroitelny Zavod of Ukraine – $89 and KB Yuzhnoye of Ukraine – $44.

Although each partner is contractually obligated to reimburse us for its share of the bank guarantee, the Russian and Ukrainian partners have raised defenses to enforcement and contested our claims. On October 19, 2009, we filed a Notice of Arbitration with the Stockholm Chamber of Commerce seeking reimbursement from the other Sea Launch partners of the $147 bank guarantee payment. On October 7, 2010, the arbitrator ruled that the Stockholm Chamber of Commerce lacked jurisdiction to hear the matter but did not resolve the merits of our claim. We filed a notice appealing the arbitrator's ruling on January 11, 2011. The Ukrainian partners responded to our appeal on June 30, 2012 and the Russian partner responded on July 3, 2012. We filed replies on September 20, 2012. On February 1, 2013, we filed an action in the United States District Court for the Central District of California seeking reimbursement from the other Sea Launch partners of the $147 bank guarantee payment and the $209 partner loan obligations. We believe the partners have the financial wherewithal to pay and intend to pursue vigorously all of our rights and remedies. In the event we are unable to secure reimbursement of $147 related to our payment under the bank guarantee and $209 related to partner loans made to Sea Launch, we could incur additional pre-tax charges of up to $356.

Note 12 – Liabilities, Commitments and Contingencies

Accrued Liabilities

Accrued liabilities at December 31 consisted of the following:

	2012	2011
Accrued compensation and employee benefit costs	**$5,769**	$5,546
Environmental	**710**	758
Product warranties	**1,572**	1,046
Forward loss recognition	**387**	501
Other	**4,557**	4,388
Total	**$12,995**	$12,239

Environmental

The following table summarizes environmental remediation activity during the years ended December 31, 2012 and 2011.

	2012	2011
Beginning balance – January 1	**$758**	$721
Reductions for payments made	**(121)**	(118)
Changes in estimates	**73**	155
Ending balance – December 31	**$710**	$758

The liabilities recorded represent our best estimate or the low end of a range of reasonably possible costs expected to be incurred to remediate sites, including operation and maintenance over periods of up to 30 years. It is reasonably possible that we may incur charges that exceed these recorded amounts because of regulatory agency orders and directives, changes in laws and/or regulations, higher than expected costs and/or the discovery of new or additional contamination. As part of our estimating process, we develop a range of reasonably possible alternate scenarios which include the high end of a range of reasonably possible cost estimates for all remediation sites for which we have sufficient information based on our experience and existing laws and regulations. There are some potential remediation obligations where the costs of remediation cannot be reasonably estimated. At December 31, 2012 and 2011, the high end of the estimated range of reasonably possible remediation costs exceeded our recorded liabilities by $865 and $1,003.

Product Warranties

The following table summarizes product warranty activity recorded during the years ended December 31, 2012 and 2011.

	2012	2011
Beginning balance – January 1	**$1,046**	$1,076
Additions for current year deliveries	**678**	232
Reductions for payments made	**(315)**	(269)
Changes in estimates	**163**	7
Ending balance – December 31	**$1,572**	$1,046

Commercial Aircraft Commitments

In conjunction with signing definitive agreements for the sale of new aircraft (Sale Aircraft), we have entered into trade-in commitments with certain customers that give them the right to trade in used aircraft at a specified price upon the purchase of Sale Aircraft. The probability that trade-in commitments will be exercised is determined by using both quantitative information from valuation sources and qualitative information from other sources. The probability of exercise is assessed quarterly, or as events trigger a change, and takes into consideration the current economic and airline industry environments. Trade-in commitments, which can be terminated by mutual consent with the customer, may be exercised only during the period specified in the agreement, and require advance notice by the customer.

Trade-in commitment agreements at December 31, 2012 have expiration dates from 2013 through 2023. At December 31, 2012 and 2011, total contractual trade-in commitments were $1,535 and $273. As of December 31, 2012 and 2011, we estimated that it was probable we would be obligated to perform on certain of these commitments with net amounts payable to customers totaling $108 and $30 and the fair value of the related trade-in aircraft was $108 and $27.

Financing Commitments

Financing commitments related to aircraft on order, including options and those proposed in sales campaigns, totaled $18,083 and $15,866 as of December 31, 2012 and 2011. The estimated earliest potential funding dates for these commitments as of December 31, 2012 are as follows:

	Total
2013	$1,341
2014	2,591
2015	3,997
2016	3,457
2017	2,796
Thereafter	3,901
	$18,083

As of December 31, 2012 $17,014 of these financing commitments related to customers we believe have less than investment-grade credit. We have concluded that no reserve for future potential losses is required for these financing commitments based upon the terms, such as collateralization and interest rates, under which funding would be provided.

Standby Letters of Credit and Surety Bonds

We have entered into standby letters of credit agreements and surety bonds with financial institutions primarily relating to the guarantee of our future performance on certain contracts. Contingent liabilities on outstanding letters of credit agreements and surety bonds aggregated approximately $4,545 and $6,199 as of December 31, 2012 and 2011.

Commitments to ULA

We and Lockheed Martin Corporation have each committed to provide ULA with up to $494 of additional capital contributions in the event ULA does not have sufficient funds to make a required payment to us under an inventory supply agreement. See Note 7.

C-17

At December 31, 2012, our backlog included 5 C-17 aircraft under contract with the U.S. Air Force (USAF) and international orders for 10 C-17 aircraft. We are currently producing C-17 aircraft at a rate of 10 per year. Should additional orders not materialize, it is reasonably possible that we will decide in 2013 to end production of the C-17 at a future date. We are still evaluating the full financial impact of a potential production shutdown, including pension curtailment charges, and any recovery that would be available from the U.S. government. Such recovery from the U.S. government would not include the costs incurred by us resulting from our direction to suppliers to begin working on aircraft beyond those currently under contract. At December 31, 2012, we had approximately $245 of inventory expenditures and potential termination liabilities to suppliers associated with 12 aircraft for international customers not currently under contract.

U.S. Government Defense Budget/Sequestration

In August 2011, the Budget Control Act reduced the United States Department of Defense (U.S. DoD) top line budget by approximately $490 billion through 2021. In addition, U.S. government expenditures are subject to the potential for further reductions, generally referred to as "sequestration". Sequestration would result in additional reductions of approximately $500 billion from the defense top line budget through 2021. The Office of Management and Budget (OMB) has estimated that sequestration would reduce non-exempt defense discretionary accounts during U.S. government fiscal year 2013 by approximately 9.4% (excluding military personnel accounts). The OMB has further stated that the budget for Overseas Contingency Operations and any unobligated balances in prior year funds would be included in aggregate reductions, but has otherwise indicated that it cannot yet assess the impact of sequestration at the program, project, and activity level. The U.S. DoD has indicated that such reductions might require the termination of certain, as yet undetermined, procurement programs and other U.S. government customers, such as NASA and various intelligence agencies, may be required to take comparable actions. Any such impacts could have a material effect on our results of operations, financial position and/or cash flows.

Company Owned Life Insurance

McDonnell Douglas Corporation insured its executives with Company Owned Life Insurance (COLI), which are life insurance policies with a cash surrender value. Although we do not use COLI currently, these obligations from the merger with McDonnell Douglas are still a commitment at this time. We have loans in place to cover costs paid or incurred to carry the underlying life insurance policies. As of December 31, 2012 and 2011, the cash surrender value was $423 and $397 and the total loans were $400 and $377.

As we have the right to offset the loans against the cash surrender value of the policies, we present the net asset in Other assets on the Consolidated Statements of Financial Position as of December 31, 2012 and 2011.

Note 13 – Arrangements with Off-Balance Sheet Risk

We enter into arrangements with off-balance sheet risk in the normal course of business, primarily in the form of guarantees.

The following table provides quantitative data regarding our third party guarantees. The maximum potential payments represent a "worst-case scenario," and do not necessarily reflect amounts that we expect to pay. Estimated proceeds from collateral and recourse represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees. The carrying amount of liabilities represents the amount included in Accrued liabilities.

	Maximum Potential Payments		Estimated Proceeds from Collateral/ Recourse		Carrying Amount of Liabilities	
December 31,	**2012**	2011	**2012**	2011	**2012**	2011
Contingent repurchase Commitments	**$2,065**	$3,290	**$2,065**	$3,290	**$5**	$7
Indemnifications to ULA:						
Contributed Delta program launch inventory	**137**	149				
Contract pricing	**261**	261			**7**	7
Other Delta contracts	**232**	203			**8**	8
Other indemnifications	**137**	212			**32**	51
Residual value guarantees	**10**	29	**9**	21	**1**	6

Contingent Repurchase Commitments The repurchase price specified in contingent repurchase commitments is generally lower than the expected fair value at the specified repurchase date. Estimated proceeds from collateral/recourse in the table above represent the lower of the contracted repurchase price or the expected fair value of each aircraft at the specified repurchase date.

Indemnifications to ULA In 2006, we agreed to indemnify ULA through December 31, 2020 against potential non-recoverability and non-allowability of $1,360 of Boeing Delta launch program inventory included in contributed assets plus $1,860 of inventory subject to an inventory supply agreement which ends on March 31, 2021. Since inception, ULA has consumed $1,223 of the $1,360 of inventory that was contributed by us and has yet to consume $137. ULA has made advance payments of $1,080 to us and we have recorded revenues and cost of sales of $766 under the inventory supply agreement through December 31, 2012. ULA is continuing to assess the future of the Delta II program. In the event ULA is unable to sell additional Delta II inventory, our earnings could be reduced by up to $35.

We agreed to indemnify ULA against potential losses that ULA may incur in the event ULA is unable to obtain certain additional contract pricing from the USAF for four satellite missions. We believe ULA is entitled to additional contract pricing. In December 2008, ULA submitted a claim to the USAF to re-price the contract value for two satellite missions. In March 2009, the USAF issued a denial of that claim. In June 2009, ULA filed a notice of appeal, and in October 2009, ULA filed a complaint before the Armed Services Board of Contract Appeals (ASBCA) for a contract adjustment for the price of the two satellite missions. In September 2009, the USAF exercised its option for a third satellite mission. During the third quarter of 2010, ULA submitted a claim to the USAF to re-price the contract value of the third mission. The USAF did not exercise an option for a fourth mission prior to the expiration. In March 2011, ULA filed a notice of appeal before the ASBCA, seeking to re-price the third mission. A hearing before the ASBCA has been scheduled for November 18, 2013. If ULA is unsuccessful in obtaining additional pricing, we may be responsible for a portion of the shortfall and may record up to $279 in pre-tax losses associated with the three missions, representing up to $261 for the indemnification payment and up to $18 for our portion of additional contract losses incurred by ULA.

Potential payments for Other Delta contracts include $85 related to deferred support costs. In June 2011, the Defense Contract Management Agency (DCMA) notified ULA that it had determined that $271 of deferred support costs are not recoverable under government contracts. In December 2011, the DCMA notified ULA of the potential non-recoverability of an additional $114 of deferred production costs. The DCMA has not yet issued a final decision related to the recoverability of the $114. ULA and Boeing believe that all costs are recoverable and in November 2011, ULA filed a certified claim with the USAF for collection of deferred support and production costs. The USAF issued a final decision denying ULA's certified claim in May 2012. On June 14, 2012, Boeing and ULA filed a suit in the Court of Federal Claims seeking recovery of the deferred support and production costs from the U.S. government. On November 9, 2012, the U.S. government filed an answer to our claim and asserted a counterclaim for credits that it alleges were offset by deferred support cost invoices. We believe that the U.S. government's counterclaim is without merit, and have filed an answer challenging it on multiple grounds. On February 14, 2013, the Court will convene a scheduling conference to discuss the next stages of the litigation. If, contrary to our belief, it is determined that some or all of the deferred support or production costs are not recoverable, we could be required to record pre-tax losses and make indemnification payments to ULA for up to $317 of the costs questioned by the DCMA.

Other Indemnifications As part of the 2004 sale agreement with General Electric Capital Corporation related to the sale of Boeing Capital's (BCC) Commercial Financial Services business, BCC is involved in a loss sharing arrangement for losses on transferred portfolio assets, such as asset sales, provisions for loss or asset impairment charges offset by gains from asset sales. At December 31, 2012 and 2011, our maximum future cash exposure to losses associated with the loss sharing arrangement was $137 and $212 and our accrued liability under the loss sharing arrangement was $32 and $51.

In conjunction with our sales of the Electron Dynamic Devices, Inc. and Rocketdyne Propulsion and Power businesses and the sale of our Commercial Airplanes facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma in 2005, we agreed to indemnify, for an indefinite period, the buyers for costs relating to pre-closing environmental contamination and certain other items. As it is impossible to assess whether there will be damages in the future or the amounts thereof (if any), we cannot estimate the maximum potential amount of future payments under these indemnities. Therefore, no liability has been recorded. There have been no claims submitted to date.

Residual Value Guarantees We have issued various residual value guarantees principally to facilitate the sale and financing of certain commercial aircraft. Under these guarantees, we are obligated to make payments to the guaranteed party if the related aircraft or equipment fair values fall below a specified amount at a future time. These obligations are collateralized principally by the underlying commercial aircraft and expire within the next 6 years.

Industrial Revenue Bonds

Industrial Revenue Bonds (IRB) issued by the City of Wichita were used to finance the purchase and/or construction of real and personal property at our Wichita site. Tax benefits associated with IRBs include a ten-year property tax abatement and a sales tax exemption from the Kansas Department of Revenue. We record the property on our Consolidated Statements of Financial Position, along with a capital lease obligation to repay the proceeds of the IRB. We have also purchased the IRBs and therefore are the bondholders as well as the borrower/lessee of the property purchased with the IRB proceeds.

The capital lease obligation and IRB asset are recorded net in the Consolidated Statements of Financial Position. As of December 31, 2012 and 2011, the assets and liabilities associated with the City of Wichita IRBs were $738 and $783.

Note 14 – Debt

Interest incurred, including amounts capitalized, was $625, $683 and $729 for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense recorded by BCC is reflected as a separate line item on our Consolidated Statements of Operations, and is included in Earnings from operations. Total Company interest payments were $614, $626 and $670 for the years ended December 31, 2012, 2011 and 2010, respectively.

We have $4,600 currently available under credit line agreements, of which $2,300 is a 364-day revolving credit facility expiring in November 2013 and $2,300 is a five-year credit facility expiring in November 2017. The 364-day credit facility has a one-year term out option which allows us to extend the maturity of any borrowings one year beyond the aforementioned expiration date. We continue to be in full compliance with all covenants contained in our debt or credit facility agreements.

Short-term debt and current portion of long-term debt at December 31 consisted of the following:

	2012		2011	
	Consolidated Total	**BCC Only**	Consolidated Total	BCC Only
Unsecured debt securities	**$1,224**	**$624**	$2,186	$837
Non-recourse debt and notes	**51**	**13**	45	32
Capital lease obligations	**96**	**11**	97	10
Other notes	**65**		25	
Total	**$1,436**	**$648**	$2,353	$879

Debt at December 31 consisted of the following:

	2012	2011
Boeing Capital debt:		
Unsecured debt securities		
1.54% – 7.58% due through 2023	**$2,465**	$3,308
Non-recourse debt and notes		
4.12% – 4.84% notes due through 2013	**13**	49
Capital lease obligations		
0.91% due through 2015	**33**	43
Boeing Capital debt subtotal	**$2,511**	$3,400
Other Boeing debt:		
Unsecured debt securities		
3.50% – 5.00% due through 2020	**$2,686**	$3,381
5.13% – 6.88% due through 2043	**2,991**	2,990
7.25% – 8.75% due through 2043	**1,642**	1,991
Non-recourse debt and notes		
Enhanced equipment trust	**231**	269
Capital lease obligations due through 2017	**146**	192
Other notes	**202**	148
Other Boeing debt subtotal	**$7,898**	$8,971
Total debt	**$10,409**	$12,371

Other Boeing debt includes $300 due August 15, 2024 that was redeemable at the holder's option on August 15, 2012. The option expired in 2012. The debt was classified at December 31, 2012 as Long-term debt and as Current liabilities at December 31, 2011.

At December 31, 2012, $277 of debt (non-recourse debt and notes and capital lease obligations) was collateralized by customer financing assets totaling $461.

Scheduled principal payments for debt and minimum capital lease obligations for the next five years are as follows:

	2013	2014	2015	2016	2017
Boeing Capital	$648	$526	$16	$505	$5
Other Boeing	794	838	844	547	42
Total	$1,442	$1,364	$860	$1,052	$47

Note 15 – Postretirement Plans

The majority of our employees are covered by defined benefit pension plans. All nonunion and some union employees hired after December 31, 2008 are not covered by defined benefit plans. We fund our major pension plans through trusts. Pension assets are placed in trust solely for the benefit of the plans' participants, and are structured to maintain liquidity that is sufficient to pay benefit obligations as well as to keep pace over the long-term with the growth of obligations for future benefit payments.

We also have other postretirement benefits (OPB) other than pensions which consist principally of health care coverage for eligible retirees and qualifying dependents, and to a lesser extent, life insurance to certain groups of retirees. Retiree health care is provided principally until age 65 for approximately half those retirees who are eligible for health care coverage. Certain employee groups, including employees covered by most United Auto Workers bargaining agreements, are provided lifetime health care coverage.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation (PBO). We have recognized the aggregate of all overfunded plans in Pension plan assets, net, and the aggregate of all underfunded plans in either Accrued retiree health care or Accrued pension plan liability, net. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next 12 months, is reflected in Accrued liabilities. The components of net periodic benefit cost were as follows:

	Pension			Other Postretirement Plans		
Years ended December 31,	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$1,649**	$1,406	$1,176	**$146**	$221	$121
Interest cost	**3,005**	3,116	3,002	**313**	484	404
Expected return on plan assets	**(3,831)**	(3,741)	(3,850)	**(7)**	(6)	(6)
Amortization of prior service costs	**225**	244	248	**(197)**	(96)	(78)
Recognized net actuarial loss	**1,937**	1,254	777	**119**	178	56
Settlement and curtailment loss	**25**	64	14	**(1)**	3	
Net periodic benefit cost	**$3,010**	$2,343	$1,367	**$373**	$784	$497
Net periodic benefit cost included in Earnings from operations	**$2,407**	$1,648	$1,101	**$543**	$692	$480

During the quarter ended September 30, 2011, we determined the accumulated benefit obligation (ABO) for certain other postretirement benefit plans was understated. As a result, we recognized an additional $294 of postretirement benefit obligations at September 30, 2011. This increased net periodic benefit cost during 2011 by $184, which includes service cost of $73, interest cost of $68 and recognized net actuarial loss of $43. Had the understatement been recorded at December 31, 2010, the postretirement benefit obligation would have increased by $274 from $8,546 to $8,820. Management believes that these understatements were not material.

Under our accounting policy, a portion of net periodic benefit cost is allocated to production as inventoried costs. Of the $184 increase in net periodic benefit cost described above, the associated cost included in Earnings from operations was $161 for the quarter ended September 30, 2011, with the remaining cost of $23 classified as inventory.

The following tables show changes in the benefit obligation, plan assets and funded status of both pensions and OPB for the years ended December 31, 2012 and 2011. Benefit obligation balances presented below reflect the PBO for our pension plans, and accumulated postretirement benefit obligations (APBO) for our OPB plans.

	Pension		Other Postretirement Benefits	
	2012	2011	**2012**	2011
Change in benefit obligation				
Beginning balance	**$67,651**	$59,106	**$7,997**	$8,546
Service cost	**1,649**	1,406	**146**	221
Interest cost	**3,005**	3,116	**313**	484
Plan participants' contributions	**9**	9		
Amendments	**13**	186	**12**	(719)
Actuarial loss/(gain)	**6,378**	6,586	**(53)**	(63)
Settlement/curtailment/acquisitions/dispositions, net	**(76)**	(104)	**(1)**	3
Gross benefits paid	**(2,744)**	(2,644)	**(474)**	(503)
Medicare Part D and other subsidies			**37**	31
Exchange rate adjustment	**10**	(10)	**4**	(3)
Ending balance	**$75,895**	$67,651	**$7,981**	$7,997
Change in plan assets				
Beginning balance at fair value	**$51,051**	$49,252	**$102**	$98
Actual return on plan assets	**6,300**	3,953	**1**	4
Company contribution	**1,550**	531	**15**	17
Plan participants' contributions	**9**	9	**3**	3
Settlement/curtailment/acquisitions/dispositions, net	**(71)**	(104)	**10**	
Benefits paid	**(2,669)**	(2,581)	**(21)**	(20)
Exchange rate adjustment	**8**	(9)		
Ending balance at fair value	**$56,178**	$51,051	**$110**	$102
Amounts recognized in statement of financial position at December 31 consist of:				
Pension plan assets, net	**$5**	$1		
Other accrued liabilities	**(71)**	(64)	**($343)**	($375)
Accrued retiree health care			**(7,528)**	(7,520)
Accrued pension plan liability, net	**(19,651)**	(16,537)		
Net amount recognized	**($19,717)**	($16,600)	**($7,871)**	($7,895)

Amounts recognized in Accumulated other comprehensive loss at December 31 were as follows:

	Pension		Other Postretirement Benefits	
	2012	2011	**2012**	2011
Net actuarial loss	**$26,387**	$24,448	**$1,651**	$1,885
Prior service cost/(credit)	**904**	1,118	**(799)**	(1,008)
Total recognized in Accumulated other comprehensive loss	**$27,291**	$25,566	**$852**	$877

The estimated amount that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost during the year ended December 31, 2013 is as follows:

	Pensions	Other Postretirement Benefits
Recognized net actuarial loss	$2,272	$102
Amortization of prior service costs/(credits)	195	(180)
Total	$2,467	($78)

The ABO for all pension plans was $69,312 and $61,902 at December 31, 2012 and 2011. Key information for our plans with ABO in excess of plan assets as of December 31 is as follows:

	2012	2011
Projected benefit obligation	**$75,851**	$67,418
Accumulated benefit obligation	**69,272**	61,675
Fair value of plan assets	**56,129**	50,820

Assumptions

The following assumptions, which are the weighted average for all plans, are used to calculate the benefit obligation at December 31 of each year and the net periodic benefit cost for the subsequent year.

December 31,	**2012**	2011	2010
Discount rate:			
Pension	**3.80%**	4.40%	5.30%
Other postretirement benefits	**3.30%**	4.00%	4.90%
Expected return on plan assets	**7.50%**	7.75%	7.75%
Rate of compensation increase	**4.00%**	3.90%	5.20%

The discount rate for each plan is determined based on the plans' expected future benefit payments using a yield curve developed from high quality bonds that are rated as Aa or better as of the measurement date by at least half of the four rating agencies utilized. The yield curve is fitted to yields developed from bonds at various maturity points. Bonds with the ten percent highest and the ten percent lowest yields are omitted. A portfolio of about 400 bonds is used to construct the yield curve. Since corporate bond yields are generally not available at maturities beyond 30 years, it is assumed that spot rates will remain level beyond that 30-year point. The present value of each plan's benefits is calculated by applying the spot/discount rates to projected benefit cash flows. All bonds are U.S. issues, with a minimum outstanding of $50.

The pension fund's expected return on plan assets assumption is derived from a review of actual historical returns achieved by the pension trust and anticipated future long-term performance of individual asset classes. While consideration is given to recent trust performance and historical returns, the assumption represents a long-term, prospective return. The expected return on plan assets component of the net periodic benefit cost for the upcoming plan year is determined based on the expected return on plan assets assumption and the market-related value of plan assets (MRVA). Since our adoption of the accounting standard for pensions in 1987, we have determined the MRVA based on a five-year moving average of plan assets. As of December 31, 2012, the MRVA is approximately $3,581 less than the fair market value of assets.

Assumed health care cost trend rates were as follows:

December 31,	**2012**	2011	2010
Health care cost trend rate assumed next year	**7.50%**	7.50%	7.50%
Ultimate trend rate	**5.00%**	5.00%	5.00%
Year that trend reached ultimate rate	**2018**	2018	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. To determine the health care cost trend rates we look at a combination of information including ongoing claims cost monitoring, annual statistical analyses of claims data, reconciliation of forecast claims against actual claims, review of trend assumptions of other plan sponsors and national health trends, and adjustments for plan design changes, workforce changes, and changes in plan participant behavior. A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	Increase	Decrease
Effect on total of service and interest cost	$46	($40)
Effect on postretirement benefit obligation	827	(700)

Plan Assets

Investment Strategy The overall objective of our pension assets is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension fund. Specific investment objectives for our long-term investment strategy include reducing the volatility of pension assets relative to pension liabilities, achieving a competitive, total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified.

We periodically update our long-term, strategic asset allocations. We use various analytics to determine the optimal asset mix and consider plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. We identify investment benchmarks for the asset classes in the strategic asset allocation that are market-based and investable where possible.

Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions (such as private equity and real estate), and the timing of benefit payments and contributions. Short-term investments and exchange-traded derivatives are used to rebalance the actual asset allocation to the target asset allocation. The asset allocation is monitored and rebalanced on a monthly basis.

The actual allocations for the pension assets at December 31 and target allocations by asset class, were as follows:

	Percentage of Plan Assets		Target Allocations	
Asset Class	**2012**	2011	**2012**	2011
Fixed income	**49%**	53%	**47%**	49%
Global equity	**29**	26	**26**	30
Private equity	**5**	6	**6**	6
Real estate and real assets	**8**	6	**11**	6
Global strategies	**4**	4	**4**	4
Hedge funds	**5**	5	**6**	5
Total	**100%**	100%	**100%**	100%

Fixed income securities are invested broadly and primarily in long duration instruments. Global equity securities are invested broadly in U.S. and non-U.S. companies which are in various industries and countries and through a range of market capitalizations.

Real estate and real assets include global private investments and publicly traded investments (such as Real Estate Investment Trusts (REIT) and global infrastructure stocks). Real estate includes but is not limited to investments in office, retail, apartment and industrial properties. Real assets include but are not limited to investments in natural resources (such as energy, farmland and timber), commodities and infrastructure. Private equity investment vehicles are primarily limited partnerships (LPs) and fund-of-funds that mainly invest in U.S. and non-U.S. leveraged buyout, venture capital and special situation strategies.

Global strategies seek to capitalize on inefficiencies identified across different asset classes or markets, primarily using long-short positions in derivatives and physical securities. Hedge fund strategy types include, but are not limited to, event driven, relative value, long-short and market neutral.

Investment managers are retained for explicit investment roles specified by contractual investment guidelines. Certain investment managers are authorized to invest in derivatives, such as equity or bond futures, swaps, options and currency futures or forwards. Derivatives are used to achieve the desired market exposure of a security or an index, transfer value-added performance between asset classes, achieve the desired currency exposure, adjust portfolio duration or rebalance the total portfolio to the target asset allocation.

As a percentage of total plan assets, derivative net notional amounts were 10.0% and 3.9% for fixed income, including to-be-announced mortgage-backed securities and treasury forwards, and (0.3%) and 3.5% for global equity, currency overlay and commodities at December 31, 2012 and 2011.

Risk Management In managing the plan assets, we review and manage risk associated with funded status risk, interest rate risk, market risk, counterparty risk, liquidity risk and operational risk. Liability matching and asset class diversification are central to our risk management approach and are integral to the overall investment strategy. Further, asset classes are constructed to achieve diversification by investment strategy, by investment manager, by industry or sector and by holding. Investment manager guidelines for publicly traded assets are specified and are monitored regularly through the custodian. Credit parameters for counterparties have been established for managers permitted to trade over-the-counter derivatives. Valuation is governed through several types of procedures, including reviews of manager valuation policies, custodian valuation processes, pricing vendor practices, pricing reconciliation, and periodic, security-specific valuation testing.

Fair Value Measurements The following table presents our plan assets using the fair value hierarchy as of December 31, 2012 and 2011. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

	December 31, 2012				December 31, 2011			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Fixed income securities:								
Corporate	**$14,363**		**$14,360**	**$3**	$13,921		$13,910	$11
U.S. government and agencies	**4,921**		**4,921**		4,500		4,500	
Mortgage backed and asset backed	**752**		**191**	**561**	714		703	11
Municipal	**1,770**		**1,770**		1,909		1,906	3
Sovereign	**1,045**		**1,045**		1,045		1,045	
Common/collective/pooled funds	**2,346**	**$17**	**2,329**		1,182	$214	968	
Other	**220**	**1**	**219**		216	1	215	
Derivatives:								
Assets	**36**	**1**	**35**		25		25	
Liabilities	**(23)**		**(23)**		(41)		(41)	
Cash equivalents and other short-term investments	**2,687**	**2,224**	**463**		3,187	2,634	553	
Currency overlay derivatives:								
Assets	**56**		**56**		89		89	
Liabilities	**(55)**		**(55)**		(94)		(94)	
Equity securities:								
U.S. common and preferred stock	**6,144**	**6,144**			4,837	4,837		
Non-U.S. common and preferred stock	**7,421**	**7,421**			6,258	6,257	1	
Common/collective/pooled funds	**2,294**	**344**	**1,950**		2,235	27	2,208	
Derivatives:								
Assets	**19**		**19**		4	4		
Liabilities	**(9)**		**(9)**		(5)	(5)		
Private equity	**2,942**	**26**		**2,916**	2,869	10		2,859
Real estate and real assets:								
Real estate	**2,765**	**623**	**14**	**2,128**	2,334	509	6	1,819
Real assets	**1,327**	**286**	**377**	**664**	776	205	23	548
Derivatives:								
Assets	**1**		**1**					
Liabilities	**(2)**		**(2)**					
Global strategies	**2,147**		**2,147**		2,202		2,127	75
Hedge funds	**2,736**		**1,263**	**1,473**	2,451			2,451
Total	**$55,903**	**$17,087**	**$31,071**	**$7,745**	$50,614	$14,693	$28,144	$7,777
Cash	**$94**				$206			
Receivables	**388**				503			
Payables	**(207)**				(272)			
Total	**$56,178**				$51,051			

Fixed income securities are primarily valued upon a market approach, using matrix pricing and considering a security's relationship to other securities for which quoted prices in an active market may be available, or an income approach, converting future cash flows to a single present value amount. Inputs used in developing fair value estimates include reported trades, broker quotes, benchmark yields, and base spreads.

Cash equivalents and other short-term investments, which are used to pay benefits, are primarily held in registered money market funds which are valued using a market approach based on the quoted market prices of identical instruments. Other cash equivalent and short-term investments are valued daily by the fund using a market approach with inputs that include quoted market prices for similar instruments.

Common and preferred stock equity securities are primarily valued using a market approach based on the quoted market prices of identical instruments. Common/collective/pooled funds are typically common or collective trusts valued at their net asset values (NAVs) that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity. Active currency managers, through an overlay program, invest in a broad set of currency derivatives. Derivatives leveled in the table above are over-the-counter and are primarily valued using an income approach with inputs that include benchmark yields, swap curves, cash flow analysis, rating agency data and interdealer broker rates. Exchange-traded derivative positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.

Private equity valuations are reported by the fund manager and are based on the valuation of the underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market based comparable data.

Real estate and real asset fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data. Publicly traded REITs and infrastructure stocks are valued using a market approach based on quoted market prices of identical instruments. Exchange-traded commodities futures positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.

Global strategies are primarily limited liability company (LLC) or mutual fund structures. The LLCs are primarily valued using a market approach based on NAVs calculated by the fund and have monthly liquidity. Global strategies mutual funds are valued using a market approach based on the quoted market prices of identical instruments.

Hedge funds consist of fund-of-fund LLC or commingled fund structures and direct hedge funds. The LLCs are primarily valued using a market approach based on NAVs calculated by the fund and are not publicly available. Liquidity for the LLCs is monthly and is subject to liquidity of the underlying hedge funds. The commingled fund NAV is calculated by the manager on a daily basis and has monthly liquidity. Direct hedge funds are primarily valued by each fund's third party administrator based on valuation of the underlying securities and instruments and primarily applying a market or income valuation methodology depending on the specific type of security or instrument, equity, fixed income, currency or derivative, held. Direct hedge fund NAVs based on valuation of the underlying holdings are not publicly available and have monthly liquidity.

Some of our assets, primarily our private equity, real estate and real assets, hedge funds and global strategies, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the December 31, 2012 and 2011 plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events. For those investments reported on a one-quarter lagged basis (primarily LPs) we use net asset values, adjusted for subsequent cash flows and significant events.

The following tables present a reconciliation of Level 3 assets held during the year ended December 31, 2012 and 2011. Transfers into and out of Level 3 are treated as beginning-of-year values.

	January 1, 2012 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31, 2012 Balance
Fixed income securities:					
Corporate	**$11**	**($12)**	**$11**	**($7)**	**$3**
Mortgage backed and asset backed	**11**	**41**	**151**	**358**	**561**
Municipal	**3**			**(3)**	
Private equity	**2,859**	**208**	**(151)**		**2,916**
Real estate and real assets					
Real estate	**1,820**	**133**	**175**		**2,128**
Real assets	**547**	**45**	**72**		**664**
Global strategies	**75**			**(75)**	
Hedge funds	**2,451**	**104**	**52**	**(1,134)**	**1,473**
Total	**$7,777**	**$519**	**$310**	**($861)**	**$7,745**

For the year ended December 31, 2012, the change in unrealized gain/(loss) for Level 3 assets still held at December 31, 2012 were ($12) for corporate, $36 for mortgage backed and asset backed, $113 for private equity, $579 for real estate, $62 for real assets and $101 for hedge funds.

	January 1, 2011 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31, 2011 Balance
Fixed income securities:					
Corporate	$4		$6	$1	$11
Mortgage backed and asset backed	33	$2	(25)	1	11
Municipal			3		3
Private equity	2,626	327	(94)		2,859
Real estate and real assets					
Real estate	1,428	179	213		1,820
Real assets	390	67	90		547
Global strategies	69	6			75
Hedge funds	1,918	(52)	585		2,451
Total	$6,468	$529	$778	$2	$7,777

For the year ended December 31, 2011, the change in unrealized gain/(loss) for Level 3 assets still held at December 31, 2011 were $234 for private equity, $205 for real estate, $82 for real assets and ($46) for hedge funds.

OPB Plan Assets The majority of OPB plan assets are invested in a balanced index fund which is comprised of approximately 60% equities and 40% debt securities. The index fund is valued using a market approach based on the quoted market price of an identical instrument (Level 1). The expected rate of return on these assets does not have a material effect on the net periodic benefit cost.

Cash Flows

Contributions Required pension contributions under the Employee Retirement Income Security Act (ERISA), as well as rules governing funding of our non-U.S. pension plans, are expected to be minimal in 2013. We expect to make discretionary contributions to our pension plans of approximately $1,500 in 2013. We expect to contribute approximately $13 to our OPB plans in 2013.

Estimated Future Benefit Payments The table below reflects the total pension benefits expected to be paid from the plans or from our assets, including both our share of the benefit cost and the participants' share of the cost, which is funded by participants' contributions. OPB payments reflect our portion only.

Year(s)	2013	2014	2015	2016	2017	2018–2022
Pensions	$2,968	$3,132	$3,309	$3,488	$3,621	$20,421
Other postretirement benefits:						
Gross benefits paid	496	519	543	572	599	3,386
Medicare Part D and other subsidies	(46)	(47)	(49)	(49)	(51)	(258)
Net other postretirement benefits	$450	$472	$494	$523	$548	$3,128

Termination Provisions

Certain of the pension plans provide that, in the event there is a change in control of the Company which is not approved by the Board of Directors and the plans are terminated within five years thereafter, the assets in the plan first will be used to provide the level of retirement benefits required by ERISA, and then any surplus will be used to fund a trust to continue present and future payments under the postretirement medical and life insurance benefits in our group insurance benefit programs.

We have an agreement with the U.S. government with respect to certain pension plans. Under the agreement, should we terminate any of the plans under conditions in which the plan's assets exceed that plan's obligations, the U.S. government will be entitled to a fair allocation of any of the plan's assets based on plan contributions that were reimbursed under U.S. government contracts.

Defined Contribution Plans

We provide certain defined contribution plans to all eligible employees. The principal plans are the Company-sponsored 401(k) plans. The expense for these defined contribution plans was $708, $658 and $614 in 2012, 2011 and 2010, respectively.

Note 16 – Share-Based Compensation and Other Compensation Arrangements

Share-Based Compensation

Our 2003 Incentive Stock Plan, as amended and restated effective February 21, 2011, permits awards of incentive stock options, non-qualified stock options, restricted stock, stock units, performance shares, performance units and other incentives to our employees, officers, consultants and independent contractors. The aggregate number of shares of our stock available for issuance under the amended plan will not exceed 80,000,000 and no more than an aggregate of 16,000,000 shares are available for issuance as restricted stock awards.

Shares issued as a result of stock option exercises or conversion of stock unit awards will be funded out of treasury shares, except to the extent there are insufficient treasury shares, in which case new shares will be issued. We believe we currently have adequate treasury shares to meet any requirements to issue shares during 2013.

Share-based plans expense is primarily included in General and administrative expense since it is incentive compensation issued primarily to our executives. The share-based plans expense and related income tax benefit were as follows:

Years ended December 31,	**2012**	2011	2010
Stock options	**$85**	$88	$96
Restricted stock units and other awards	**108**	98	83
ShareValue Trust			36
Share-based plans expense	**$193**	$186	$215
Income tax benefit	**$75**	$73	$83

Stock Options

In February 2012, 2011 and 2010, we granted to our executives 6,114,922, 5,426,910 and 5,932,806 options, respectively. The options have been granted with an exercise price equal to the fair market value of our stock on the date of grant and expire ten years after the date of grant. The stock options granted after 2005 vest over a period of three years, with 34% vesting after the first year, 33% vesting after the second year and the remaining 33% vesting after the third year. If an executive terminates employment for any reason, the non-vested portion of the stock option will not vest and all rights to the non-vested portion will terminate completely.

Stock option activity for the year ended December 31, 2012 is as follows:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Number of shares under option:				
Outstanding at beginning of year	31,431,395	$68.52		
Granted	6,257,436	75.35		
Exercised	(2,801,568)	43.00		
Forfeited	(1,097,393)	71.49		
Expired	(125,852)	70.74		
Outstanding at end of year	33,664,018	$71.81	6.28	$232
Exercisable at end of year	23,121,336	$71.55	5.18	$200

The total intrinsic value of options exercised was $89, $67 and $59 during the years ended December 31, 2012, 2011 and 2010, respectively. Cash received from options exercised for the years ended December 31, 2012, 2011 and 2010 was $120, $114 and $87 with a related tax benefit of $29, $23 and $20, respectively, derived from the compensation deductions resulting from these option exercises. At December 31, 2012, there was $94 of total unrecognized compensation cost related to our stock option plan which is expected to be recognized over a weighted average period of 1.8 years. The grant date fair value of stock options vested during the years ended December 31, 2012, 2011 and 2010 was $83, $92 and $103, respectively.

The fair values of options were estimated using the Black-Scholes option-pricing model with the following assumptions:

Grant Year	Grant Date	Expected Life	Expected Volatility	Expected Dividend Yield	Risk Free Interest Rate	Weighted-Average Grant Date Fair Value Per Share
2012	2/27/2012	6 years	29.9%	2.4%	1.1%	$16.89
2011	2/22/2011	6 years	29.8%	2.3%	2.5%	$17.96
2010	2/22/2010	6 years	31.5%	3.0%	2.9%	$15.70

The expected volatility of the stock options is based on a combination of our historical stock volatility and the volatility levels implied on the grant date by actively traded option contracts on our common stock. We determined the expected term of the stock option grants to be six years, calculated using the "simplified" method in accordance with the SEC Staff Accounting Bulletin 110. We use the "simplified" method since we changed the vesting terms, tax treatment and the recipients of our stock options beginning in 2006 such that we believe our historical data no longer provides a reasonable basis upon which to estimate expected term and we do not have enough option exercise data from our grants issued subsequent to 2006 to support our own estimate.

Restricted Stock Units

In February 2012, 2011 and 2010, we granted to our executives 1,369,810, 1,364,440 and 1,459,256 restricted stock units (RSUs) as part of our long-term incentive program with grant date fair values of $75.40, $71.44 and $63.83 per share, respectively. The RSUs granted under this program will vest and settle in common stock (on a one-for-one basis) on the third anniversary of the grant date. If an executive terminates employment because of retirement, involuntary layoff, disability, or death, the employee (or beneficiary) will immediately vest on a proration of stock units based on active employment during the three-year service period. In all other cases, the RSUs will not vest and all rights to the stock units will terminate completely.

In addition to RSUs awarded under our long-term incentive program, we grant RSUs to certain executives and employees to encourage retention or to reward various achievements. These RSUs are labeled other restricted stock units in the table below. The fair values of all RSUs are estimated using the average stock price on the date of grant. Stock units settle in common stock on a one-for-one basis and are not contingent upon stock price.

Stock unit activity for the year ended December 31, 2012 is as follows:

	Incentive Program Restricted Stock Units	Other Restricted Stock Units
Number of units:		
Outstanding at beginning of year	4,687,234	1,494,168
Granted	1,402,642	357,006
Dividends	100,269	31,576
Forfeited	(230,338)	(84,578)
Distributed	(2,062,358)	(546,983)
Outstanding at end of year	3,897,449	1,251,189
Unrecognized compensation cost	$101	$29
Weighted average remaining contractual life *(years)*	1.8	2.7

Other Compensation Arrangements

Performance Awards

Performance Awards are cash units that pay out based on the achievement of long-term financial goals at the end of a three-year period. Each unit has an initial value of $100 dollars per unit. The amount payable at the end of the three-year performance period may be anywhere from $0 to $200 dollars per unit, depending on the Company's performance against plan for a three-year period. The Compensation Committee has the discretion to pay these awards in cash, stock, or a combination of both after the three-year performance period. Compensation expense, based on the estimated performance payout, is recognized ratably over the performance period.

During 2012, 2011 and 2010, we granted Performance Awards to our executives with the payout based on the achievement of financial goals for each three-year period following the grant date. The minimum payout amount is $0 and the maximum amount we could be required to pay out for the 2012, 2011 and 2010 Performance Awards is $270, $253 and $241, respectively. The 2010 grant is expected to be paid out in cash in March 2013.

Deferred Compensation

The Company has a deferred compensation plan which permits executives to defer receipt of a portion of their salary, bonus, and certain other incentive awards. Participants can diversify deferred compensation among 23 investment funds including a Boeing stock unit account.

Total expense related to deferred compensation was $75, $59 and $112 in 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the deferred compensation liability which is being marked to market was $1,104 and $1,093.

ShareValue Trust

The ShareValue Trust, established July 1, 1996, was a 14-year irrevocable trust that held shares of our common stock, received dividends, and distributed to employees the appreciation in value above a 3% per annum threshold rate of return at the end of each period. The trust was terminated effective July 1, 2010 with the 29,948,920 undistributed shares returned to the Company.

Note 17 – Shareholders' Equity

On October 29, 2007, the Board approved the repurchase of up to $7,000 of common stock (the Program). Unless terminated earlier by a Board resolution, the Program will expire when we have used all authorized funds for repurchase. At December 31, 2012, $3,610 in shares may still be purchased under the Program.

As of December 31, 2012 and 2011, there were 1,200,000,000 shares of common stock and 20,000,000 shares of preferred stock authorized. No preferred stock has been issued.

Changes in Share Balances

The following table shows changes in each class of shares:

	Common Stock	Treasury Stock	ShareValue Trust
Balance January 1, 2010	1,012,261,159	256,406,709	29,563,324
Issued		(9,851,420)	
Acquired		497,850	385,596
ShareValue Trust termination		29,948,920	(29,948,920)
Balance at December 31, 2010	1,012,261,159	277,002,059	
Issued		(9,800,174)	
Acquired		354,503	
Balance at December 31, 2011	1,012,261,159	267,556,388	
Issued		**(11,935,423)**	
Acquired		**1,009,663**	
Balance at December 31, 2012	**1,012,261,159**	**256,630,628**	

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss at December 31 were as follows:

	2012	2011
Pension and postretirement adjustments	**($17,708)**	($16,755)
Unrealized gains on derivative instruments, net of reclassification adjustments	**86**	66
Unrealized losses on certain investments, net of reclassification adjustments	**(8)**	(8)
Foreign currency translation adjustments	**214**	197
Accumulated other comprehensive loss	**($17,416)**	($16,500)

Note 18 – Derivative Financial Instruments

Cash Flow Hedges

Our cash flow hedges include foreign currency forward contracts, foreign currency option contracts, commodity swaps, and commodity purchase contracts. We use foreign currency forward and option contracts to manage currency risk associated with certain transactions, specifically forecasted sales and purchases made in foreign currencies. Our foreign currency contracts hedge forecasted transactions principally occurring within five years in the future, with certain contracts hedging transactions up to 2021. We use commodity derivatives, such as swaps and fixed-price purchase commitments to hedge against potentially unfavorable price changes for items used in production. These include commitments to purchase electricity at fixed prices through 2016.

Fair Value Hedges

Interest rate swaps under which we agree to pay variable rates of interest are designated as fair value hedges of fixed-rate debt. The net change in fair value of the derivatives and the hedged items is reported in BCC interest expense.

Derivative Instruments Not Receiving Hedge Accounting Treatment

We also hold certain derivative instruments, primarily foreign currency forward contracts, for risk management purposes that are not receiving hedge accounting treatment.

Notional Amounts and Fair Values

The notional amounts and fair values of derivative instruments in the Consolidated Statements of Financial Position as of December 31 were as follows:

	Notional amounts[1]		Other assets		Accrued liabilities	
	2012	2011	**2012**	2011	**2012**	2011
Derivatives designated as hedging instruments:						
Foreign exchange contracts	**$2,310**	$2,536	**$202**	$185	**($16)**	($33)
Interest rate contracts	**388**	388	**26**	29		
Commodity contracts	**99**	102			**(71)**	(112)
Derivatives not receiving hedge accounting treatment:						
Foreign exchange contracts	**412**	605	**3**	2	**(42)**	(47)
Commodity contracts	**15**				**(8)**	
Total derivatives	**$3,224**	$3,631	**$231**	$216	**($137)**	($192)
Netting arrangements			**(53)**	(61)	**53**	61
Net recorded balance			**$178**	$155	**($84)**	($131)

[1] Notional amounts represent the gross contract/notional amount of the derivatives outstanding.

Gains/(losses) associated with our cash flow and undesignated hedging transactions and their effect on Other comprehensive loss and Net earnings were as follows:

Years ended December 31,	**2012**	2011
Effective portion recognized in other comprehensive loss, net of taxes:		
Foreign exchange contracts	**$35**	$12
Commodity contracts	**(10)**	(25)
Effective portion reclassified out of Accumulated other comprehensive loss into earnings, net of taxes:		
Foreign exchange contracts	**35**	42
Commodity contracts	**(30)**	(26)
Forward points recognized in Other income/(expense), net:		
Foreign exchange contracts	**22**	37
Undesignated derivatives recognized in Other income/(expense), net:		
Foreign exchange contracts	**(16)**	(21)

Based on our portfolio of cash flow hedges, we expect to reclassify gains of $45 (pre-tax) out of Accumulated other comprehensive loss into earnings during the next 12 months. Ineffectiveness related to our hedges recognized in Other income/(expense) was insignificant for the years ended December 31, 2012 and 2011.

We have derivative instruments with credit-risk-related contingent features. For foreign exchange contracts with original maturities of at least five years, our derivative counterparties could require settlement if we default on our five-year credit facility. For commodity contracts, our counterparties could require collateral posted in an amount determined by our credit ratings. The fair value of foreign exchange and commodity contracts that have credit-risk-related contingent features that are in a net liability position at December 31, 2012 was $9. At December 31, 2012, there was no collateral posted related to our derivatives.

Note 19 – Significant Group Concentrations of Risk

Credit Risk

Financial instruments involving potential credit risk are predominantly with commercial aircraft customers and the U.S. government. Of the $10,170 in gross accounts receivable and gross customer financing included in the Consolidated Statements of Financial Position as of December 31, 2012, $4,921 related predominantly to commercial aircraft customers ($803 of accounts receivable and $4,118 of customer financing) and $2,788 related to the U.S. government.

Of the $4,480 in gross customer financing, $2,827 related to customers we believe have less than investment-grade credit including American Airlines, United/Continental Airlines, and Hawaiian Airlines who were associated with 12%, 9% and 8%, respectively, of our financing portfolio. Financing for aircraft is collateralized by security in the related asset and in some instances security in other assets as well.

BDS Fixed-Price Development Contracts

Fixed-price development work is inherently uncertain and subject to significant variability in estimates of the cost and time required to complete the work. BDS fixed-price contracts with significant development work include Airborne Early Warning and Control (AEW&C), Family of Advanced Beyond Line-of-Sight Terminals (FAB-T), India P-8I, Saudi F-15, USAF KC-46A Tanker and commercial and military satellites. The operational and technical complexities of these contracts create financial risk, which could trigger termination provisions, order cancellations or other financially significant exposure. Changes to cost and revenue estimates could also result in lower margins or a material charge for reach-forward losses in 2013.

747 and 787 Commercial Airplane Programs

The development and initial production of new commercial airplanes and new commercial airplane derivatives, which include the 747 and 787, entail significant commitments to customers and suppliers as well as substantial investments in working capital, infrastructure and research and development. The 747 and 787 programs have gross margins that are breakeven or near breakeven at December 31, 2012.

Ongoing weakness in the air cargo market and lower-than-expected demand for large commercial passenger aircraft have resulted in pricing pressures and fewer 747 orders than anticipated in 2012. We have a number of unsold Freighter and Intercontinental production positions beyond 2013. If we are unable to obtain orders for multiple Freighter aircraft in 2013 consistent with our near-term production plans, we may be required to take actions including reducing the number of airplanes produced and/or building airplanes for which we have not received firm orders. If market and production risks cannot be mitigated, the program could face an additional reach-forward loss that may be material.

The cumulative impacts of production challenges, change incorporation, schedule delays from prior periods and customer and supplier impacts have created significant pressure on 787 program profitability. If risks related to this program, including risks associated with change incorporation, planned production rate increases, or introducing the 787-9 derivative as scheduled cannot be mitigated, the program could face additional customer claims and/or supplier assertions, as well as a reach-forward loss that may be material. See Note 24.

Other Risk

As of December 31, 2012, approximately 39% of our total workforce was represented by collective bargaining agreements. Our contract with SPEEA, who represent 13% of our workforce, expired in October, 2012. SPEEA-represented employees continue to work under the terms of that contract. The parties continue contract negotiations and on January 17, 2013, Boeing presented a contract offer to SPEEA.

Note 20 – Fair Value Measurements

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant unobservable inputs.

	December 31, 2012				December 31, 2011			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Assets								
Money market funds	**$4,534**	**$4,534**			$3,104	$3,104		
Available-for-sale investments	**9**	**6**		**$3**	10	5		$5
Derivatives	**178**		**$178**		155		$155	
Total assets	**$4,721**	**$4,540**	**$178**	**$3**	$3,269	$3,109	$155	$5
Liabilities								
Derivatives	**($84)**		**($84)**		($131)		($131)	
Total liabilities	**($84)**		**($84)**		($131)		($131)	

Money market funds and available-for-sale equity securities are valued using a market approach based on the quoted market prices of identical instruments. Available-for-sale debt investments are primarily valued using an income approach based on benchmark yields, reported trades and broker/dealer quotes.

Derivatives include foreign currency, commodity and interest rate contracts. Our foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount. Commodity derivatives are valued using an income approach based on the present value of the commodity index prices less the contract rate multiplied by the notional amount. The fair value of our interest rate swaps is derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve.

Certain assets have been measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3). The following table presents the nonrecurring losses recognized for the years ended December 31, and the fair value and asset classification of the related assets as of the impairment date:

	2012		2011	
	Fair Value	**Total Losses**	Fair Value	Total Losses
Equipment under operating leases & Assets held for sale or re-lease	**$75**	**($55)**	$115	($64)
Property, plant and equipment	**21**	**(21)**	3	(35)
Other assets, Acquired intangible assets, Cost investment			20	(11)
Total	**$96**	**($76)**	$138	($110)

The fair value of the impaired operating lease equipment is derived by calculating a median collateral value from a consistent group of third party aircraft value publications. The values provided by the third party aircraft publications are derived from their knowledge of market trades and other market factors. Management reviews the publications quarterly to assess the continued appropriateness and consistency with market trends. Under certain circumstances, we adjust values based on the attributes and condition of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by third party publications, or on the expected net sales price for the aircraft.

Property, plant and equipment, Other assets, and Acquired intangible assets were valued using an income approach based on the discounted cash flows associated with the underlying assets. The cost investment was valued using a market approach based on quoted market prices for related investments.

For Level 3 assets that were measured at fair value on a non-recurring basis during the year ended December 31, 2012, the following table presents the fair value of those assets as of the measurement date, valuation techniques and related unobservable inputs of those assets.

	Fair Value	Valuation Technique(s)	Unobservable Input	Range Median or Average
Equipment under operating leases & Assets held for sale or re-lease	$75	Market approach	Aircraft value publications	$69 - $112[1] Median $87
			Aircraft condition adjustments	$(18) - $6[2] Net $(12)

[1] The range represents the sum of the highest and lowest values for all aircraft subject to fair value measurement, according to the third party aircraft valuation publications that we use in our valuation process.

[2] The negative amount represents the sum for all aircraft subject to fair value measurement, of all downward adjustments based on consideration of individual aircraft attributes and condition. The positive amount represents the sum of all such upward adjustments.

Fair Value Disclosures

The fair values and related carrying values of financial instruments that are not required to be remeasured at fair value on the Consolidated Statement of Financial Position at December 31 were as follows:

	2012					2011	
	Carrying Amount	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**	Carrying Amount	Total Fair Value
Assets							
Accounts receivable, net	**$5,608**	**$5,642**		**$5,642**		$5,793	$5,690
Notes receivable, net	**571**	**632**		**632**		792	836
Liabilities							
Debt, excluding capital lease obligations	**(10,231)**	**(12,269)**		**(12,221)**	**($48)**	(12,136)	(14,099)

The fair value of Accounts receivable is based on current market rates for loans of the same risk and maturities. The fair values of our variable rate notes receivable that reprice frequently approximate their carrying amounts. The fair values of fixed rate notes receivable are estimated with discounted cash flow analysis using interest rates currently offered on loans with similar terms to borrowers of similar credit quality. The fair value of our debt that is traded in the secondary market is classified as Level 2 and is based on current market yields. For our debt that is not traded in the secondary market, the fair value is classified as Level 2 and is based on our indicative borrowing cost derived from dealer quotes or discounted cash flows. The fair value of our debt classified as Level 3 is based on the median of the underlying collateral value as described above. With regard to other financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of our indemnifications because the amount and timing of those arrangements are uncertain. Items not included in the above disclosures include cash, restricted cash, time deposits and other deposits, commercial paper, money market funds, Accounts payable and long-term payables. The carrying values of those items, as reflected in the Consolidated Statements of Financial Position, approximate their fair value at December 31, 2012 and 2011. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs, with the exception of cash (Level 1).

Note 21 – Legal Proceedings

Various legal proceedings, claims and investigations related to products, contracts and other matters are pending against us. Potentially material contingencies are discussed below.

We are subject to various U.S. government investigations, from which civil, criminal or administrative proceedings could result or have resulted. Such proceedings involve or could involve claims by the government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. We believe, based upon current information, that the outcome of any such government disputes and investigations will not have a material effect on our financial position, results of operations, or cash flows, except as set forth below. Where it is reasonably possible that we will incur losses in excess of recorded amounts in connection with any of the matters set forth below, we have disclosed either the amount or range of reasonably possible losses in excess of such amounts or, where no such amount or range can be reasonably estimated, the reasons why no such estimate can be made.

A-12 Litigation

In 1991, the Department of the Navy (the Navy) notified McDonnell Douglas Corporation (now merged into The Boeing Company) and General Dynamics Corporation (together, the Team) that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft.

The Team had full responsibility for performance of the contract and both contractors are jointly and severally liable for any potential liabilities resulting from the termination. The Team filed a legal action to contest the Navy's default termination, to assert its rights to convert the termination to one for "the convenience of the government," and to obtain payment for work done and costs incurred on the A-12 contract but not paid to date. As of December 31, 2012, inventories included approximately $587 of recorded costs on the A-12 contract, against which we have established a loss provision of $350. The amount of the provision, which was established in 1990, was based on McDonnell Douglas Corporation's belief, supported by an opinion of outside counsel, that the termination for default would be converted to a termination for convenience, and that the best estimate of possible loss on termination for convenience was $350.

On August 31, 2001, the U.S. Court of Federal Claims issued a decision after trial upholding the government's default termination of the A-12 contract. In 2003, the Court of Appeals for the Federal Circuit, finding that the trial court had applied the wrong legal standard, vacated the trial court's 2001 decision and ordered the case sent back to the trial court for further proceedings. On May 3, 2007, the U.S. Court of Federal Claims issued a decision upholding the government's default termination of the A-12 contract. We filed a Notice of Appeal on May 4, 2007 with the Court of Appeals for the Federal Circuit. On June 2, 2009, the Court of Appeals rendered an opinion affirming the trial court's 2007 decision sustaining the government's default termination. On May 23, 2011, the U.S. Supreme Court vacated the decision of the

Court of Appeals upholding the default termination, and remanded the case to the Court of Appeals. On July 7, 2011, the Court of Appeals remanded the case to the trial court for additional factual determinations. On July 3, 2012, the trial court set a briefing schedule, which, absent extensions, we expect to be completed in March 2013. On December 29, 2009, the Navy sent letters to the Team requesting payment of $1,352 in unliquidated progress payments, plus applicable interest. On November 15, 2011, the Navy sent a letter confirming that it would not pursue payment from the Team pending all trial court and appellate proceedings adjudicating the issues remanded by the Supreme Court.

We believe that the termination for default is contrary to law and fact and that the loss provision established by McDonnell Douglas Corporation in 1990, which was supported by an opinion from outside counsel, continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process as of December 31, 2012. Final resolution of the A-12 litigation will depend on the outcome of further proceedings or possible negotiations with the U.S. government. If after all legal proceedings are concluded, the court determines, contrary to our belief, that a termination for default was appropriate, we could incur an additional loss of up to $275, consisting principally of $237 of remaining inventory costs. If the courts further hold that a money judgment should be entered against the Team, we could be required to pay the U.S. government up to one-half of the unliquidated progress payments of $1,350 plus statutory interest from February 1991 (currently totaling up to $1,585). In that event, our loss would total approximately $1,741 in pre-tax charges. Should, however, the March 31, 1998 judgment of the U.S. Court of Federal Claims in favor of the Team be reinstated, we could be entitled to receive payment of approximately $1,187, including interest from June 26, 1991.

Employment, Labor and Benefits Litigation

We have been named as a defendant in two pending class action lawsuits filed in the U.S. District Court for the District of Kansas, each related to the 2005 sale of our former Wichita facility to Spirit AeroSystems, Inc. (Spirit). The first action involves allegations that Spirit's hiring decisions following the sale were tainted by age discrimination, violated ERISA, violated our collective bargaining agreements, and constituted retaliation. The case was brought in 2006 as a class action on behalf of individuals not hired by Spirit. The court granted summary judgment in 2010 in favor of Boeing and Spirit on all class action claims, and during the third quarter of 2012 the Tenth Circuit Court of Appeals affirmed the summary judgment. The individual plaintiffs will all have to decide during the first quarter of 2013 whether or not to pursue individual age discrimination claims.

The second action, initiated in 2007, alleges collective bargaining agreement breaches and ERISA violations in connection with alleged failures to provide benefits to certain former employees of the Wichita facility. Written discovery closed by joint stipulation of the parties on June 6, 2011. Depositions concluded on August 18, 2011. Briefing of Boeing's and Plaintiffs' respective summary judgment motions was completed on June 4, 2012. On December 11, 2012 the court denied plaintiffs' motion for summary judgment and granted Boeing's motion for summary judgment on plaintiffs' claim that amendment of The Boeing Company Employee Retirement Plan violated the IAM collective bargaining agreement, as well as individual ERISA §510 claims for interference with benefits. The court denied Boeing's motion for all other claims. Spirit has agreed to indemnify Boeing for any and all losses in the first action, with the exception of claims arising from employment actions prior to January 1, 2005. While Spirit has acknowledged a limited indemnification obligation in the second action, we believe that Spirit is obligated to indemnify Boeing for any and all losses in the second action. The Company cannot reasonably estimate the range of loss, if any, that may result from these matters given the current procedural status of the litigation.

On October 13, 2006, we were named as a defendant in a lawsuit filed in the U.S. District Court for the Southern District of Illinois. Plaintiffs, seeking to represent a class of similarly situated participants and beneficiaries in The Boeing Company Voluntary Investment Plan (the VIP), alleged that fees and expenses incurred by the VIP were and are unreasonable and excessive, not incurred solely for the benefit of the

VIP and its participants, and were undisclosed to participants. The plaintiffs further alleged that defendants breached their fiduciary duties in violation of §502(a)(2) of ERISA, and sought injunctive and equitable relief pursuant to §502(a)(3) of ERISA. During the first quarter of 2010, the Seventh Circuit Court of Appeals granted a stay of trial proceedings in the district court pending resolution of an appeal made by Boeing in 2008 to the case's class certification order. On January 21, 2011, the Seventh Circuit reversed the district court's class certification order and decertified the class. The Seventh Circuit remanded the case to the district court for further proceedings. On March 2, 2011, plaintiffs filed an amended motion for class certification and a supplemental motion on August 7, 2011. Boeing's opposition to class certification was filed on September 6, 2011. Plaintiffs' reply brief in support of class certification was filed on September 27, 2011. The court has stated its intent to issue rulings on the amended motion for class certification and the alternative motion to proceed as a direct action for breach of fiduciary duty and then stay the case until it is determined if an appeal of the class certification order is filed. As a result, on September 19, 2012 the district court issued an order denying Boeing's motions for summary judgment as premature pending class determination. The Company cannot reasonably estimate the range of loss, if any, that may result from this matter given the current procedural status of the litigation.

Civil Securities Litigation

On November 13, 2009, plaintiff shareholders filed a putative securities fraud class action against The Boeing Company and two of our senior executives in federal district court in Chicago. This lawsuit arose from our June 2009 announcement that the first flight of the 787 Dreamliner would be postponed due to a need to reinforce an area within the side-of-body section of the aircraft. Plaintiffs contended that we were aware before June 2009 that the first flight could not take place as scheduled due to issues with the side-of-body section of the aircraft, and that our determination not to announce this delay earlier resulted in an artificial inflation of our stock price for a multi-week period in May and June 2009. On March 7, 2011, the Court dismissed the complaint with prejudice. On March 19, 2012, the Court denied the plaintiffs' request to reconsider that order. On April 12, 2012, plaintiffs filed a Notice of Appeal, and on April 25, 2012, Boeing filed a Notice of Cross-Appeal based on the district court's failure to award sanctions against the plaintiffs. Oral argument in the Seventh Circuit Court of Appeals will be held on February 25, 2013. We expect a decision by the end of the second quarter of 2013.

In addition, plaintiff shareholders filed three similar shareholder derivative lawsuits concerning the flight schedule for the 787 Dreamliner that closely tracked the allegations in the putative class action lawsuit. Two of the suits were filed in Illinois state court and were consolidated. The remaining derivative suit was filed in federal district court in Chicago. Following the March 2012 decision confirming the dismissal of the class action complaint, the plaintiffs in these derivative lawsuits agreed to voluntarily dismiss their lawsuits without prejudice. Plaintiff in the federal case filed a Notice of Voluntary Dismissal on June 26, 2012, and the court dismissed the case on June 28, 2012. Plaintiffs in the consolidated state case filed a Notice of Voluntary Dismissal on July 3, 2012, and the court dismissed the case on August 24, 2012.

Note 22 – Segment Information

We operate in five principal segments: Commercial Airplanes; Boeing Military Aircraft (BMA), Network & Space Systems (N&SS), and Global Services & Support (GS&S), collectively Defense, Space & Security; and Boeing Capital. All other activities fall within the Other segment or Unallocated items and eliminations. See page 54 for the Summary of Business Segment Data, which is an integral part of this note.

The Commercial Airplanes segment develops, produces and markets commercial jet aircraft and provides related support services, principally to the commercial airline industry worldwide.

Our BMA segment is engaged in the research, development, production and modification of manned and unmanned military aircraft and weapons systems for global strike, including fighter and combat rotorcraft aircraft and missile systems; global mobility, including transport, tanker, rotorcraft and tilt-rotor aircraft; and airborne surveillance and reconnaissance, including command and control, battle management and airborne anti-submarine aircraft.

Our N&SS segment is engaged in the research, development, production and modification of the following products and related services: electronics and information systems, including command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), cyber and information solutions, and intelligence systems; strategic missile and defense systems; space and intelligence systems, including satellites and commercial satellite launch vehicles; and space exploration.

Our GS&S segment provides customers with mission readiness through total support solutions. Our global services business sustains aircraft and systems with a full spectrum of products and services through integrated logistics, including supply chain management and engineering support; maintenance, modification and upgrades for aircraft; and training systems and government services, including pilot and maintenance training. GS&S international operations include Boeing Defence U.K. Ltd., Boeing Defence Australia, and Alsalam Aircraft Company, a joint venture.

Our BCC segment facilitates, arranges, structures and provides selective financing solutions for our Commercial Airplanes customers. In the space and defense markets, BCC primarily arranges and structures financing solutions for our BDS government customers.

Our Other segment includes the unallocated activities of Engineering, Operations & Technology (EO&T) and Shared Services Group (SSG), as well as intercompany guarantees provided to BCC. EO&T provides Boeing with technical and functional capabilities, including information technology, research and development, test and evaluation, technology strategy development, environmental remediation management and intellectual property management.

Effective January 1, 2012, 2011 and 2010 certain programs were realigned among BDS segments. Business segment data for all periods presented have been adjusted to reflect the realignment.

While our principal operations are in the United States, Canada and Australia, some key suppliers and subcontractors are located in Europe and Japan. Revenues, including foreign military sales, are reported by customer location and consisted of the following:

Years ended December 31,	**2012**	2011	2010
Asia, other than China	**$10,390**	$7,438	$7,288
China	**6,086**	4,779	3,109
Europe	**10,269**	9,850	7,872
Middle East	**10,285**	5,477	3,685
Oceania	**2,043**	3,067	1,707
Africa	**1,282**	1,759	956
Canada	**586**	618	612
Latin America, Caribbean and other	**3,555**	1,356	930
Total non-U.S. revenues	**44,496**	34,344	26,159
United States	**37,202**	34,391	38,147
Total revenues	**$81,698**	$68,735	$64,306

Revenues from the U.S. government (including foreign military sales through the U.S. government), primarily recorded at BDS, represented 33%, 37% and 43% of consolidated revenues for 2012, 2011 and 2010, respectively. Approximately 3% and 4% of operating assets were located outside the United States as of December 31, 2012 and 2011.The information in the following tables is derived directly from the segments' internal financial reporting used for corporate management purposes.

Depreciation and Amortization

Years ended December 31,	**2012**	2011	2010
Commercial Airplanes	**$614**	$565	$541
Defense, Space & Security:			
Boeing Military Aircraft	**120**	116	143
Network & Space Systems	**123**	128	161
Global Services & Support	**67**	62	63
Total Defense, Space & Security	**310**	306	367
Boeing Capital Corporation	**150**	153	204
Other segment	**261**	242	233
Unallocated items and eliminations	**476**	409	401
Total	**$1,811**	$1,675	$1,746

Capital Expenditures

Years ended December 31,	**2012**	2011	2010
Commercial Airplanes	**$665**	$540	$341
Defense, Space & Security:			
Boeing Military Aircraft	**153**	122	102
Network & Space Systems	**115**	101	83
Global Services & Support	**57**	55	51
Total Defense, Space & Security	**325**	278	236
Other segment	**232**	174	136
Unallocated items and eliminations	**481**	721	412
Total	**$1,703**	$1,713	$1,125

Unallocated capital expenditures relate primarily to assets managed by SSG on behalf of the five principal segments.

We recorded Earnings from operations associated with our cost and equity method investments of $77, $69 and $67 in our Commercial Airplanes segment and $196, $210 and $201 primarily in our N&SS segment for the years ended December 31, 2012, 2011 and 2010, respectively.

For segment reporting purposes, we record Commercial Airplanes segment revenues and cost of sales for airplanes transferred to other segments. Such transfers may include airplanes accounted for as operating leases and considered transferred to the BCC segment and airplanes transferred to the BDS segment for further modification prior to delivery to the customer. The revenues and cost of sales for these transfers are eliminated in the Unallocated items and eliminations caption. For segment reporting purposes, we record BDS revenues and cost of sales for the modification performed on airplanes received from Commercial Airplanes when the airplane is delivered to the customer or at the attainment of performance milestones.

Intersegment revenues, eliminated in Unallocated items and eliminations, are shown in the following table.

Years ended December 31,	**2012**	2011	2010
Commercial Airplanes	**$1,215**	$701	$604
Boeing Capital	**49**	66	92
Total	**$1,264**	$767	$696

Unallocated Items and Eliminations

Unallocated items and eliminations includes costs not attributable to business segments as well as intercompany profit eliminations. We generally allocate costs to business segments based on the U.S. federal cost accounting standards. Unallocated pension and other postretirement expense represents the difference between costs recognized under Generally Accepted Accounting Principles in the United States of America in the consolidated financial statements and federal cost accounting standards required to be utilized by certain business segments for U.S. government contracting purposes. Components of Unallocated items and eliminations are shown in the following table.

Years ended December 31,	**2012**	2011	2010
Share-based plans	**($81)**	($83)	($136)
Deferred compensation	**(75)**	(61)	(112)
Pension	**(787)**	(269)	54
Postretirement	**(112)**	(248)	(59)
Capitalized interest	**(70)**	(51)	(54)
Eliminations and other	**(266)**	(276)	(428)
Total	**($1,391)**	($988)	($735)

Unallocated assets primarily consist of cash and investments, net deferred tax assets, capitalized interest and assets held by SSG as well as intercompany eliminations.

Assets

Segment assets are summarized in the table below.

December 31,	**2012**	2011
Commercial Airplanes	**$41,769**	$35,458
Defense, Space & Security:		
Boeing Military Aircraft	**6,674**	7,390
Network & Space Systems	**6,589**	7,018
Global Services & Support	**3,680**	3,582
Total Defense, Space & Security	**16,943**	17,990
Boeing Capital	**4,077**	4,626
Other segment	**1,313**	1,112
Unallocated items and eliminations	**24,794**	20,800
Total	**$88,896**	$79,986

Note 23 – Quarterly Financial Data (Unaudited)

	2012				2011			
	4th	**3rd**	**2nd**	**1st**	4th	3rd	2nd	1st
Total revenues	**$22,302**	**$20,008**	**$20,005**	**$19,383**	$19,555	$17,727	$16,543	$14,910
Total costs and expenses	**(19,041)**	**(16,794)**	**(16,740)**	**(16,069)**	(16,261)	(14,357)	(13,200)	(12,049)
Earnings from operations	**1,629**	**1,564**	**1,548**	**1,570**	1,597	1,714	1,534	1,000
Net earnings from continuing operations	**978**	**1,034**	**967**	**924**	1,387	1,094	942	588
Net gain/(loss) from disposal of discontinued operations		**(2)**		**(1)**	6	4	(1)	(2)
Net earnings	**978**	**1,032**	**967**	**923**	1,393	1,098	941	586
Basic earnings per share from continuing operations	**1.29**	**1.36**	**1.28**	**1.23**	1.85	1.47	1.27	0.79
Basic earnings per share	**1.29**	**1.36**	**1.28**	**1.23**	1.86	1.47	1.27	0.79
Diluted earnings per share from continuing operations	**1.28**	**1.35**	**1.27**	**1.22**	1.83	1.46	1.25	0.78
Diluted earnings per share	**1.28**	**1.35**	**1.27**	**1.22**	1.84	1.46	1.25	0.78
Cash dividends declared per share	**0.925**		**0.88**		0.86		0.84	
Common stock sales price per share:								
High	**76.56**	**75.96**	**77.83**	**76.74**	74.74	76.20	80.65	74.47
Low	**69.20**	**69.03**	**66.82**	**72.30**	56.90	56.01	70.29	66.00
Quarter end	**75.36**	**69.60**	**74.30**	**74.37**	73.35	60.51	73.93	73.93

Gross profit is calculated as Total revenues minus Total costs and expenses. Total costs and expenses includes cost of products, cost of services and BCC interest expense.

We increased our dividend from $0.42 to $0.44 in December 2011 and to $0.485 in December 2012.

During the fourth quarter of 2011, we recorded a tax benefit of $397 as a result of settling the 2004-2006 federal audit.

Note 24 – Subsequent Events

A battery-related failure occurred on a 787 aircraft on January 7, 2013. On January 15, 2013 a second 787 aircraft had a battery incident. On January 16, 2013, the Federal Aviation Administration issued an airworthiness directive to address potential battery risk on the 787 and required U.S. aircraft operators to suspend operations of all 787 aircraft. International government regulators also issued directives to the same effect. We are working with the government regulators and 787 aircraft operators to investigate both incidents. While production continues on the 787, we have suspended deliveries until appropriate clearance is granted by the regulatory agencies. We are unable to reasonably estimate a loss or a range of loss at this time because such estimates are dependent on the ultimate finding as to cause and the timing and conditions surrounding a resolution and return to flight. Any such resolution could have a material effect on our financial position, results of operations or cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Boeing Company
Chicago, Illinois

We have audited the accompanying consolidated statements of financial position of The Boeing Company and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. The financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Boeing Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, during the year ended December 31, 2012, the Company retrospectively adopted new accounting guidance related to the presentation of comprehensive income.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 11, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Boeing Company
Chicago, Illinois

We have audited the internal control over financial reporting of The Boeing Company and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated February 11, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's retrospective adoption during the year ended December 31, 2012 of new accounting guidance related to the presentation of comprehensive income.

/S/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 11, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2012 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting as of December 31, 2012, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this report and is incorporated by reference herein.

(c) Changes in Internal Controls Over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Our executive officers as of February 1, 2013, are as follows:

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Raymond L. Conner	57	Executive Vice President, President and Chief Executive Officer of Commercial Airplanes since June 2012. Mr. Conner joined Boeing in 1977, and his previous positions include Senior Vice President of Sales and Customer Support of Commercial Airplanes from August 2011 to June 2012; Vice President and General Manager, Supply Chain Management and Operations of Commercial Airplanes from December 2008 to August 2011; Vice President of Sales, Commercial Airplanes from December 2007 to December 2008; and Vice President and General Manager of the 777 Program.
Wanda K. Denson-Low	56	Senior Vice President, Office of Internal Governance since May 2007. Ms. Denson-Low joined Boeing in 2000 when the Company acquired Hughes Space and Communications where she held the position of Vice President, General Counsel. Her prior positions at Boeing include Vice President and Assistant General Counsel of BDS and Vice President of Human Resources for BDS.
Thomas J. Downey	48	Senior Vice President, Communications since January 2007. Mr. Downey joined Boeing in 1986, and his prior positions include Vice President, Corporate Communications; Vice President, Commercial Airplanes Communications; Corporate Vice President, Internal and Executive Communications; and General Manager of Communications and Community Relations for Military Aircraft and Missile Systems unit.
Shephard W. Hill	60	President, Boeing International since November 2007 and Senior Vice President, Business Development and Strategy since October 2009. Mr. Hill joined Boeing in 1996 when the Company acquired Rockwell's aerospace and defense business where he held the position of Vice President, Aerospace Government Affairs and Marketing. His prior positions at Boeing include Senior Vice President, Business Development and Strategy and Vice President, Business Development at BDS.
Timothy J. Keating	51	Senior Vice President, Government Operations since joining Boeing in June 2008. Mr. Keating served as Senior Vice President, Global Government Relations at Honeywell International Inc. from October 2002 to May 2008. Prior thereto, Mr. Keating was Chairman of the Board and Managing Partner of Timmons and Company (a Washington, D.C. lobbying firm).
J. Michael Luttig	58	Executive Vice President, General Counsel since April 2009. Mr. Luttig joined Boeing in May 2006 as Senior Vice President, General Counsel. From October 1991 to May 2006, he served on the United States Court of Appeals for the Fourth Circuit. Mr. Luttig previously served as Assistant Attorney General of the United States, Counselor to the Attorney General at the Department of Justice and Principal Deputy Assistant Attorney General at the Department of Justice and was associated with Davis Polk & Wardwell LLP. Mr. Luttig serves on the board of Boeing Capital Corporation and as Director, Franklin Templeton Mutual Funds.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
W. James McNerney, Jr.	63	Chairman, President and Chief Executive Officer since July 2005. Mr. McNerney previously served as Chairman and Chief Executive Officer of 3M Company from January 2001 to June 2005. Beginning in 1982, he served in management positions at General Electric Company, his most recent being President and Chief Executive Officer of GE Aircraft Engines from 1997 to 2000. Mr. McNerney also serves on the boards of The Procter & Gamble Company and International Business Machines Corporation. He is Chair of the Business Roundtable and President Obama's Export Council and is a member of various business and educational organizations.
Dennis A. Muilenburg	49	Executive Vice President, President and Chief Executive Officer of BDS since September 2009. Mr. Muilenburg joined Boeing in 1985, and his previous positions include President of Global Services & Support from February 2008 to August 2009; Vice President and General Manager of Combat Systems from May 2006 to February 2008; and Vice President and Program Manager for Future Combat Systems. Mr. Muilenburg serves on the board of Caterpillar Inc.
Anthony M. Parasida	56	Senior Vice President since October 2012. Mr. Parasida will become Senior Vice President, Human Resources and Administration on April 1, 2013. Mr. Parasida joined Boeing in 1978, and his previous positions include President of Global Services & Support from September 2009 to October 2012; Vice President and General Manager of Surveillance and Engagement Systems from January 2006 to September 2009; Vice President of P-8; and Vice President of F/A-18.
Gregory D. Smith	46	Executive Vice President, Chief Financial Officer since February 2012. Mr. Smith previously served as Vice President of Finance and Corporate Controller from February 2010 to February 2012 and Vice President of Financial Planning & Analysis from June 2008 to February 2010. From August 2004 until June 2008, he served as Vice President of Global Investor Relations at Raytheon Company. Prior to that, he held a number of positions at Boeing including CFO, Shared Services Group; Controller, Shared Services Group; Senior Director, Internal Audit; and leadership roles in supply chain, factory operations and program management. Mr. Smith serves on the board of Boeing Capital Corporation.
Richard D. Stephens	60	Senior Vice President, Human Resources and Administration since September 2005. Mr. Stephens will retire from Boeing on March 31, 2013. Mr. Stephens joined Boeing in 1980, and his previous positions include Senior Vice President of Internal Services; President of Shared Services Group; and Vice President and General Manager, Homeland Security and Services.
John J. Tracy	58	Chief Technology Officer and Senior Vice President, Engineering, Operations & Technology since October 2006. Dr. Tracy joined Boeing in 1981, and his previous positions include Vice President of Engineering and Mission Assurance for BDS; Vice President of Structural Technologies, Prototyping, and Quality for Phantom Works; and General Manager of Engineering for Military Aircraft and Missiles.

Information relating to our directors and nominees will be included under the caption "Election of Directors" in the 2013 Proxy Statement for our Annual Shareholders Meeting scheduled to be held on April 29, 2013 and is incorporated by reference herein. The information required by Items 405, 407(d)(4) and 407(d)(5) of Regulation S-K will be included under the captions "Stock Ownership Information – Section 16(a) Beneficial Ownership Reporting Compliance" and "Board Committees – Audit Committee" in the 2013 Proxy Statement, and that information is incorporated by reference herein.

Codes of Ethics. We have adopted (1) The Boeing Company Code of Ethical Business Conduct for the Board of Directors; (2) The Boeing Company Code of Conduct for Finance Employees which is applicable to our Chief Financial Officer (CFO), Controller and all finance employees; and (3) The Boeing Code of Conduct that applies to all employees, including our Chief Executive Officer (CEO), (collectively, the Codes of Conduct). The Codes of Conduct are posted on our website, www.boeing.com, and printed copies may be obtained, without charge, by contacting the Office of Internal Governance, The Boeing Company, 100 N. Riverside Plaza, Chicago, IL 60606. We intend to disclose promptly on our website any amendments to, or waivers of, the Codes of Conduct covering our CEO, CFO and/or Controller.

No family relationships exist among any of the executive officers, directors or director nominees.

Item 11. Executive Compensation

The information required by Item 402 of Regulation S-K will be included under the captions "Executive Compensation" and "Corporate Governance – Director Compensation" in the 2013 Proxy Statement, and that information is incorporated by reference herein. The information required by Item 407(e)(4) and 407 (e)(5) of Regulation S-K will be included under the captions "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the 2013 Proxy Statement, and that information is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 403 of Regulation S-K will be included under the caption "Stock Ownership Information" in the 2013 Proxy Statement, and that information is incorporated by reference herein.

Equity Compensation Plan Information

We currently maintain two equity compensation plans that provide for the issuance of common stock to officers and other employees, directors and consultants. Each of these compensation plans was approved by our shareholders. The following table sets forth information regarding outstanding options and shares available for future issuance under these plans as of December 31, 2012:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders			
Stock options	33,664,018	$71.81	
Deferred compensation	3,229,726		
Other stock units	5,148,638		
Equity compensation plans not approved by shareholders	None	None	None
Total[(1)]	42,042,382	$71.81	29,050,791

(1) Excludes the potential performance awards which the Compensation Committee has the discretion to pay in cash, stock or a combination of both after the three-year performance periods which end in 2012, 2013 and 2014.

For further information, see Note 16 to our Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 404 of Regulation S-K will be included under the caption "Corporate Governance – Related Person Transactions" in the 2013 Proxy Statement, and that information is incorporated by reference herein.

The information required by Item 407(a) of Regulation S-K will be included under the caption "Corporate Governance – Director Independence" in the 2013 Proxy Statement, and that information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included under the caption "Principal Accountant Fees and Services" in the 2013 Proxy Statement, and that information is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this report:

1. **Financial Statements**

   Our consolidated financial statements are as set forth under Item 8 of this report on Form 10-K.

2. **Financial Statement Schedules**

Schedule	Description
II	Valuation and Qualifying Accounts

The auditors' report with respect to the above-listed financial statement schedule appears on page 109 of this report. All other financial statements and schedules not listed are omitted either because they are not applicable, not required, or the required information is included in the consolidated financial statements.

3. **Exhibits**

(3) Articles of Incorporation and By-Laws.

(i) Amended and Restated Certificate of Incorporation of The Boeing Company dated May 5, 2006 (Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 1, 2006).

(ii) By-Laws of The Boeing Company, as amended and restated August 27, 2012 (Exhibit 3.2 to the Company's Current Report on Form 8-K dated August 27, 2012).

(10) Material Contracts.

The Boeing Company Bank Credit Agreements

(i) 364-Day Credit Agreement, dated as of November 10, 2011, among The Boeing Company, the Lenders party thereto, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A. as syndication agent and Citibank, N.A. as administrative agent (Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 10, 2011).

(ii) Five-Year Credit Agreement, dated as of November 10, 2011, among The Boeing Company, the Lenders party thereto, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A. as syndication agent and Citibank, N.A. as administrative agent (Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 10, 2011).

Business Acquisition Agreements

(iii) Joint Venture Master Agreement by and among Lockheed Martin Corporation, The Boeing Company and a Delaware LLC, dated as of May 2, 2005 (Exhibit (10)(i) to the Company's Form 10-Q for the quarter ended June 30, 2005).

(iv) Delta Inventory Supply Agreement, dated as of December 1, 2006 by and between United Launch Alliance L.L.C. and The Boeing Company (Exhibit (10)(vi) to the Company's Form 10-K for the year ended December 31, 2006).

Management Contracts and Compensatory Plans

(v) 1992 Stock Option Plan for Nonemployee Directors.

(a) Plan (Exhibit (19) to the Company's Form 10-Q for the quarter ended March 31, 1992).

(b) Form of Stock Option Agreement (Exhibit (10)(viii)(b) to the Company's Form 10-K for the year ended December 31, 1992).

(vi) Supplemental Benefit Plan for Employees of The Boeing Company, as amended and restated effective January 1, 2009 (Exhibit 4.1 to the Company's Form S-8 filed on December 22, 2008).

(vii) Supplemental Retirement Plan for Executives of The Boeing Company, as amended on March 22, 2003 (Exhibit (10)(vi) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).

(viii) Deferred Compensation Plan for Employees of The Boeing Company, as amended and restated on January 1, 2008 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 28, 2007).

(ix) Deferred Compensation Plan for Directors of The Boeing Company, as amended and restated effective January 1, 2008 (Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 28, 2007).

(x) Incentive Compensation Plan for Employees of The Boeing Company and Subsidiaries, as amended and restated January 1, 2008 (Exhibit 10.7 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xi) The Boeing Company 1997 Incentive Stock Plan, as amended effective May 1, 2000 and further amended effective January 1, 2008 (Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xii) Amended and Restated Executive Employment Agreement with W. James McNerney, Jr. dated March 13, 2008 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 13, 2008).

(xiii) Summary of Non-Employee Director Compensation (Exhibit 10 to the Company's Form 10-Q for the quarter ended September 30, 2012).

(xiv) 2004 Variable Compensation Plan (formerly the 1999 Bonus and Retention Award Plan) as amended and restated effective January 1, 2008 (Exhibit 10.8 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xv) The Boeing Company Executive Layoff Benefits Plan as amended and restated effective January 1, 2010 (Exhibit (10)(xxix) to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).

(xvi) The Boeing Company 2003 Incentive Stock Plan.

(a) Plan, as amended and restated effective February 21, 2011 (Exhibit 10 to the Company's Quarterly Report on Form 10-Q dated March 31, 2011).

(b) Form of Non-Qualified Stock Option Grant Notice of Terms (Exhibit (10)(xvii)(b) to the Company's Form 10-K for the year ended December 31, 2010).

(c) Form of Notice of Terms of Restricted Stock Units (Exhibit (10)(xvii)(c) to the Company's Form 10-K for the year ended December 31, 2010).

(d) Form of Performance Award Notice (Exhibit (10)(xvii)(d) to the Company's Form 10-K for the year ended December 31, 2010).

(xvii) Supplemental Executive Retirement Plan for Employees of The Boeing Company, as amended and restated on January 1, 2008 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 10, 2007).

(xviii) The Boeing Company Elected Officer Annual Incentive Plan as amended and restated effective January 1, 2008 (Exhibit 10.6 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xix) Supplemental Pension Agreement between The Boeing Company and J. Michael Luttig dated January 25, 2007 as amended on November 14, 2007 (Exhibit (10)(xxx) to the Company's Form 10-K for the year ended December 31, 2007).

(xx) Notice of Terms of Restricted Stock Units dated February 23, 2009 (Exhibit (10)(ii) to the Company's Form 10-Q for the quarter ended March 31, 2009).

(xxi) Notice of Terms of Restricted Stock Units dated February 22, 2010 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 22, 2010).

(xxii) Notice of Terms of Restricted Stock Units dated February 27, 2012 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 27, 2012).

(xxiii) Notice of Terms of Restricted Stock Units dated December 17, 2012 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 17, 2012).

(12) Computation of Ratio of Earnings to Fixed Charges.

(14) Code of Ethics.

(i) The Boeing Company Code of Ethical Business Conduct for Members of the Board of Directors (www.boeing.com/corp_gov/conduct_for_directors.pdf).

(ii) The Boeing Company Code of Conduct for Finance Employees (www.boeing.com/corp_gov/conduct_finance.html).

(iii) The Boeing Company Code of Conduct (www.boeing.com/corp_gov/conduct_employee.html).

(21) List of Company Subsidiaries.

(23) Consent of Independent Registered Public Accounting Firm in connection with filings on Form S-3 and Form S-8 under the Securities Act of 1933.

(31) Section 302 Certifications.

- (i) Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
- (ii) Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

(32) Section 906 Certifications.

- (i) Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
- (ii) Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits.

- (i) Commercial Program Method of Accounting (Exhibit (99)(i) to the 1997 Form 10-K).

(101) Interactive Data Files.

- (101.INS) XBRL Instance Document
- (101.SCH) XBRL Taxonomy Extension Schema Document
- (101.CAL) XBRL Taxonomy Extension Calculation Linkbase Document
- (101.DEF) XBRL Taxonomy Extension Definition Linkbase Document
- (101.LAB) XBRL Taxonomy Extension Label Linkbase Document
- (101.PRE) XBRL Taxonomy Extension Presentation Linkbase Document

---

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of long-term debt of the Company or its subsidiaries are not filed herewith. Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument to the SEC upon request.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 11, 2013.

THE BOEING COMPANY
(Registrant)

By: /s/ Diana L. Sands

Diana L. Sands – Vice President of Finance & Corporate Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 11, 2013.

/s/ W. James McNerney, Jr.
W. James McNerney, Jr. – Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Edmund P. Giambastiani, Jr.
Edmund P. Giambastiani, Jr. – Director

/s/ Gregory D. Smith
Gregory D. Smith – Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Lawrence W. Kellner
Lawrence W. Kellner – Director

/s/ Diana L. Sands
Diana L. Sands – Vice President of Finance & Corporate Controller (Principal Accounting Officer)

/s/ Edward M. Liddy
Edward M. Liddy – Director

/s/ David L. Calhoun
David L. Calhoun – Director

/s/ Susan C. Schwab
Susan C. Schwab – Director

/s/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr. – Director

/s/ Ronald A. Williams
Ronald A. Williams – Director

/s/ Linda Z. Cook
Linda Z. Cook – Director

/s/ Mike S. Zafirovski
Mike S. Zafirovski – Director

/s/ Kenneth M. Duberstein
Kenneth M. Duberstein – Director

Selected Programs, Products and Services

Boeing Commercial Airplanes

Raymond L. Conner, Executive Vice President, President and Chief Executive Officer, Renton, Washington, USA

The Boeing 737-700



737-800



737-900ER



737 MAX 7



737 MAX 8



737 MAX 9



The Boeing 737 is the world's best-selling family of commercial jetliners. Today's Next-Generation 737-700, -800 and -900ER models incorporate the latest advanced technology and design features that improve fuel efficiency and reduce operating costs while delivering superior passenger satisfaction. The Next-Generation 737 offers the best on-time schedule performance in the industry. It spans the entire 126- to 220-seat market with ranges of approximately 3,000 nautical miles. This flexibility gives operators the ability to respond effectively to market needs. The 737 family also includes four business jets — BBJs — derivatives of the Next-Generation 737-700, 737-700 Convertible, 737-800 and 737-900ER.

Launched as a formal program in August 2011, the 737 MAX is a family of airplanes that builds on the strengths of the Next-Generation 737. The 737 MAX will deliver significant fuel savings and an 8 percent advantage in operating costs over future competitors in its category, resulting from new CFM International LEAP-1B engines, a more efficient structural design and lower maintenance requirements. Every 737 MAX will be fitted with the all-new 737 Boeing Sky Interior, giving passengers a more spacious cabin, overhead bins that disappear into the ceiling while carrying more luggage, and soothing LED lighting. Since its launch, the 737 MAX has logged more than 1,000 orders from airlines and leasing customers worldwide. First flight is planned for 2016 and first delivery in 2017.

Orders: 10,499 (total for all 737s),*
*6,303 (Next-Generation 737s)**
*1,064 (MAX 737s)**

Deliveries: 7,425 (total for all 737s),*
*4,293 (Next-Generation 737s)**

The Boeing 747-8 Intercontinental



747-8 Freighter



Boeing launched the new 747-8 family — Freighter and Intercontinental — in late 2005. The airplanes feature the newest wing and engine combination in the industry today, an updated flight deck, longer fuselage and new advanced structural materials. The 747-8 Freighter was certified in August 2011, and first delivery followed in October. The Freighter carries 16 percent more cargo volume than the 747-400 Freighter and is the industry's only nose-cargo-loading jet. The 747-8 Intercontinental is offered as either a BBJ aircraft or as a passenger plane. The passenger plane has an interior inspired by the 787 Dreamliner, including sculpted ceiling, LED dynamic lighting, larger bins and a new staircase design. The Intercontinental was certified in 2011, and first delivery was in February 2012. The Intercontinental is the only airplane in the 400- to 500-seat market, seating 467 passengers in a typical three-class configuration (51 more than the 747-400). Both the passenger and freighter variants of the 747-8 have an increased maximum takeoff weight of 447,700 kilograms (987,000 pounds) and represent a new benchmark in fuel efficiency and noise reduction, allowing airlines to lower fuel costs and fly into more airports at more times of the day.

*Orders: 1,525**

*Deliveries: 1,458**

The Boeing 767-200ER



767-300ER



767-2C



The 767 is the favorite airplane on trans-Atlantic routes, crossing the Atlantic more frequently than any other airplane. The 767 has the lowest trip costs of any twin-aisle airplane in service. The 767-300ER, which is 6.4 meters (21 feet) longer than the original 767-200ER, offers 20 percent more passenger seating than the 767-200ER and has a range of almost 6,000 nautical miles. A freighter version based on the 767-300ER fuselage is available. Also available is the 767-2C, a new commercial freighter based on the 767-200ER. The first 767-2Cs will be provisioned commercial baseline airplanes modified into U.S. Air Force KC-46A Tankers.

*Orders: 1,108**

*Deliveries: 1,040**

The Boeing 777-200ER



777-200LR



777-300ER



777 Freighter



With its wide fuselage, generous stowage and elegant interior, the 777 has been voted the best airplane by the readers of *Executive Travel* magazine for five years in a row. At the top of the charts for reliability and productivity, the 777 helps airlines maximize earnings, and exemplary environmental performance makes the 777 a welcome visitor to highly regulated airports. The 777's long range (up to 9,290 nautical miles or 17,205 kilometers) and large payload capability (301 to 386 passengers in a typical three-class configuration) give operators access to the world's fastest-growing passenger markets. The 777 Freighter with 102 metric tons (112 tons) of revenue payload capability is the largest and longest-range twin-engine freighter and has the lowest trip costs of any large freighter.

*Orders: 1,431**

*Deliveries: 1,066**

*Orders and deliveries are as of December 31, 2012.

Selected Programs, Products and Services

Boeing Commercial Airplanes continued

The Boeing 787-8



787-9



The Boeing 787 Dreamliner™ is a super-efficient commercial airplane that applies the latest technologies in aerospace. It carries 210 to 290 passengers and can fly 7,650 to 8,500 nautical miles, providing dramatic savings in fuel use and operating costs. The 787 is the most advanced and efficient commercial airplane in its class, setting new standards for environmental performance and passenger comfort. The 787 family also includes VIP versions, offering more than 2,400 square feet of cabin space, capable of flying almost anywhere in the world nonstop. The first 787 was delivered in 2011.

*Orders: 848**

*Deliveries: 49**

Boeing Commercial Aviation Services



Boeing is committed to helping customers around the world maximize the value of their fleets and operations, giving them a competitive edge in their markets. Commercial Aviation Services offers the broadest range of support products and services in the industry. These products and services span the life cycle of the airplane: acquisition, readying for service, maintenance and engineering, enhancing and upgrading, and transitioning to the next model—as well as the daily cycle of gate-to-gate operations. Commercial Aviation Services oversees subsidiaries Aviall, AeroInfo, Continental DataGraphics, Inventory Locator Service and Jeppesen, as well as joint ventures Aviation Partners Boeing and Boeing Shanghai Aviation Services.

Boeing Defense, Space & Security

Dennis A. Muilenburg, Executive Vice President, President and Chief Executive Officer, St. Louis, Missouri, USA

737 Airborne Early Warning and Control (AEW&C)



The 737 AEW&C is a Boeing 737-700 aircraft, militarized with an advanced Multi-Role Electronically Scanned Array radar and an air battle management and air surveillance mission system. This platform provides flexible mission coverage that includes maritime surveillance, command and control, and air traffic control functionality. Boeing delivered the sixth Wedgetail AEW&C aircraft to the Royal Australian Air Force (RAAF) in 2012. Additionally, the RAAF declared Initial Operating Capability for the fleet. Two aircraft were delivered to the Republic of Korea in 2012. The Republic of Turkey's Peace Eagle program includes four AEW&C aircraft and ground systems. Delivery of the first aircraft is scheduled for the first half of 2013.

2012 deliveries: 3

A-10 Thunderbolt Wing Replacement Program and Life-Cycle Program Support



Boeing has worked since 2007 to design and manufacture replacement wings for up to 242 A-10 aircraft. By the end of 2012, Boeing had delivered 24 enhanced wing sets to the U.S. Air Force customer. The program's total deliveries to date are two ahead of schedule. In 2009, Boeing was awarded a four-year contract to sustain the A-10 and integrate current and future upgrades into the aircraft's avionics, mechanical and structural systems. Boeing was awarded a contract in 2010 to develop and design fuselage repairs and to train U.S. Air Force maintainers to make the repairs.

AH-6 Light Attack/Reconnaissance Helicopter



The AH-6, a light attack/reconnaissance helicopter, is based on a combat-proven platform with a heritage of successful service. The helicopter features a flexible mission configuration; state-of-the-art cockpit architecture; integrated and qualified sensors and weapons systems; reliability and low maintenance costs; and a compressed, on-time and on-cost delivery schedule to meet customer needs. Offered as a solution for the U.S. Army's Armed Aerial Scout helicopter requirement, the AH-6 is designed to quickly meet current requirements of international military forces while maintaining flexibility for future growth.

AH-64D Apache



The AH-64 Apache is the world's most capable, survivable, deployable and maintainable multi-mission attack helicopter. Boeing continues production and deliveries of AH-64D Apache Longbows and began deliveries of the Block III Apache to the U.S. Army in 2011. International Apache customers include Egypt, Greece, Israel, Japan, Kuwait, Saudi Arabia, Singapore, the Netherlands, the United Arab Emirates and the United Kingdom. Boeing also provides performance-based logistics sustainment services for the U.S. Army's Apache fleet, as well as a full suite of Apache training devices for domestic and international customers.

2012 deliveries: 19 new; 52 remanufactured

Bombers

B-1 Bomber



B-52 Bomber



The B-1B Lancer is a long-range bomber in service with the U.S. Air Force since 1984 and is capable of rapidly delivering large quantities of precision munitions. The B-52H Stratofortress is in its fifth decade of operational service. Its primary mission is to provide the United States with immediate nuclear and conventional global capability. Due to its high mission-capable rate, long range, persistence and ability to employ accurate standoff weapons and Joint Direct Attack Munitions, the B-52H continues to be a major contributor to U.S. and allied forces.

Boeing Launch Services

Commercial Delta II



Commercial Delta IV



Medium



Medium Plus



Heavy

Boeing continues to offer the Delta family of launch vehicles to commercial customers through launch services contracted with the United Launch Alliance. Delta rockets provide Boeing's commercial launch customers with a wide range of payload capabilities and vehicle configuration options to deliver missions reliably to virtually any destination in space.

*Orders and deliveries are as of December 31, 2012.

Selected Programs, Products and Services

Boeing Defense, Space & Security

continued

C-17 Globemaster III



The C-17 Globemaster III, the world's most advanced and versatile airlifter, is designed for long-range transport of equipment, supplies and military troops and is used extensively to support combat operations, disaster response, humanitarian relief and aeromedical evacuation missions. The U.S. Air Force's program of record is for 224 aircraft. By the end of 2012, Boeing had delivered a total of 218 C-17s to the U.S. Air Force and 31 to Australia, Canada, Qatar, the United Arab Emirates, the United Kingdom and the 12-member Strategic Airlift Capability initiative of NATO and Partnership for Peace nations. India has 10 C-17s on order for delivery in 2013 and 2014. Boeing also provides system-level performance-based logistics sustainment services for the entire fleet, including material management and depot maintenance support.

2012 deliveries: 10

C-32A Executive Transport



The C-32A is a Boeing 757-200 specially configured for the U.S. Air Force to provide safe, reliable worldwide airlift primarily for the Vice President, the First Lady and members of the Cabinet and Congress. Four C-32As currently are in service. Boeing has upgraded the fleet with an advanced communications suite and winglets to provide better fuel efficiency, and completed the auxiliary fuel system that will enhance the aircraft's range and performance.

C-40 Series

C-40A



C-40B



C-40C



The C-40 aircraft are modified Boeing 737 and Boeing Business Jets that provide airlift for cargo, passengers, combatant commanders, senior government leaders and distinguished visitors worldwide. The U.S. Navy C-40A can be configured for passengers, cargo or a combination of both. The U.S. Air Force C-40B provides transportation for U.S. combatant commanders and other senior government officials. The U.S. Air Force C-40C provides transportation for Congressional delegations and other senior government officials. The U.S. Air Force operates four C-40Bs and seven C-40Cs.

CH/MH-47 Chinook



Boeing is modernizing the U.S. Army's fleet of CH/MH-47 Chinooks, which will remain in U.S. Army service through 2035. The H-47 program delivered 63 aircraft in 2012, for a total of more than 220 CH-47Fs to date. In 2012, the program marked the 50th anniversary of the first Chinook delivery, which took place in 1962. Boeing also provides performance-based logistics sustainment services to the U.K.'s Chinook fleet.

2012 deliveries: 51 new, 12 renewed CH-47Fs

Crew Space Transportation (CST)-100 Vehicle



The Commercial Crew program consists of developing, manufacturing, testing and evaluating, and demonstrating the CST-100 spacecraft, launch vehicle and mission operations. All of these program elements are part of Boeing's Commercial Crew Transportation System (CCTS) in support of NASA's Commercial Crew program to provide crewed access to the International Space Station. Boeing's system also will be capable of supporting Bigelow Aerospace's planned orbital space complex. The CST-100 is a reusable capsule-shaped spacecraft that can transport up to seven people, or a combination of people and cargo. Boeing has designed the spacecraft to be compatible with a variety of expendable rockets and selected the United Launch Alliance's Atlas V launch vehicle for initial CST-100 test flights in 2015.

Cyber



Boeing understands today's cyber challenges and is committed to delivering innovative, integrated intelligence and security solutions that add value to information for its customers, including U.S. government agencies and international public- and private-sector clients. Capabilities are provided in four major market areas — secure mobility, secure infrastructure, secure applications and secure operations — providing customers with accurate and relevant answers in the fastest, most secure and most efficient way possible. Boeing also protects one of the world's largest virtual private networks — its own. In 2012, Boeing opened a state-of-the-art Information Security Innovation Lab to prototype innovative cybersecurity technologies using live networks in a secure yet real-world environment. The lab complements Boeing's Cyber Engagement Center, where security experts from across the enterprise collaborate with customers and develop next-generation cyber-solution technology.

Directed Energy



As a leader in directed-energy technology, Boeing is developing innovative solutions that provide defense and security capabilities. In 2012, Boeing received a contract to continue development of the High Energy Laser Mobile Demonstrator. Capabilities also include the Mk 38 Tactical Laser System and several advanced electro-optics and sensor systems such as the Boeing Intelligent Sensor. Boeing also provides engineering and scientific support for space situational awareness while continuing to support related research and development at Air Force Research Laboratory facilities.

Dominator



Dominator is a long-endurance, autonomous, unmanned aircraft system (UAS) designed to provide intelligence, surveillance and reconnaissance (ISR), targeting and battle-damage data, along with the potential for a lethal capability. The vehicle's folding surfaces and container-loader design allow for an air, ground or submarine launch. Dominator uses existing combat-proven ScanEagle technology for command and control, ISR disseminations and recovery/reuse. Boeing is currently under contract with the U.S. Air Force Research Laboratory to develop the UAS.

Selected Programs, Products and Services

Boeing Defense, Space & Security continued

E-4B



The E-4B Advanced Airborne Command Post is used by the National Command Authority as a survivable command post for control of U.S. forces. Secondary missions include VIP travel and Federal Emergency Management Agency support, providing communications to relief efforts following natural disasters. The Boeing-led industry team is modernizing the E-4B fleet with communication upgrades, flight deck upgrades, and avionics upgrades; providing contractor logistics support at Offutt Air Force Base; and performing programmed depot maintenance on the fleet.

EA-18G Growler



The EA-18G Growler is the only air combat platform that delivers full-spectrum airborne electronic attack (AEA) capability along with the targeting and self-defense capabilities derived from the U.S. Navy's frontline fighter, the F/A-18E/F Block II Super Hornet. The EA-18G's highly flexible design enables warfighters to operate either from the deck of an aircraft carrier or from land-based airfields. It is replacing the Navy's current AEA platform, the EA-6B Prowler. After achieving Initial Operational Capability, the EA-18G completed its first combat deployment in 2011, conducting operations in Iraq and Libya, and is combat deployed today.

2012 deliveries: 25

Enhanced Medium Altitude Reconnaissance and Surveillance System (EMARSS)



EMARSS consists of a Federal Aviation Administration-certified Hawker Beechcraft King Air 350ER equipped with a system to detect, locate, identify and track surface targets, day or night, in almost all weather conditions. It will provide soldiers with tactical intelligence, surveillance and reconnaissance, communications and targeting equipment, regardless of location. Boeing's contract for EMARSS includes engineering and manufacturing development for four aircraft, as well as interim logistics support.

F/A-18E/F Super Hornet



The F/A-18E/F Super Hornet is the U.S. Navy's newest, premier strike fighter, deployed in both air-dominance and precision-strike roles. Combining exceptional aerodynamic and systems performance, long-term growth capability, and advanced sensors like the APG-79 Active Electronically Scanned Array radar, the Super Hornet carries within its design every role a tactical aircraft can perform. The Super Hornet's advanced sensor and information suite collects and fuses data from offboard sources and onboard sensors, enabling it to seamlessly detect and eliminate air, ground or sea-based threats. Built by Boeing, General Electric Aviation, Raytheon and Northrop Grumman, the Super Hornet operates from aircraft carriers and land bases. Its advanced composites and modern alloys enable major signature reduction that achieves optimum stealth.

2012 deliveries: 23

F-15E Strike Eagle



The F-15 Strike Eagle delivered to customers today provides superior performance in terms of service ceiling, speed, range, endurance and payload capacity while retaining growth potential to ensure that customers can perform missions effectively now and in the future. It includes twin engines for performance and survivability, dual missionized cockpits, AESA radar, advanced electronic warfare equipment, digital fly-by-wire flight controls and two additional weapon hardpoints (wing stations 1 and 9) for maximum payload capability. The Silent Eagle offers greater mission flexibility with optional internal or external weapons carriage, enhanced survivability through signature reduction, and an advanced cockpit. The F-15 is flown by the U.S. Air Force and five other nations. Boeing also provides performance-based logistics sustainment services to F-15 operators. Boeing provides varied levels of support tailored to each customer's needs for the entire F-15 fleet. Boeing is under contract with the U.S. Air Force for the sale of 84 F-15SA to the Kingdom of Saudi Arabia.

2012 deliveries: 8

F-22 Raptor



The F-22 Raptor provides the U.S. Air Force with air-dominance capabilities through its revolutionary combination of stealth, super-cruise, advanced integrated avionics and unmatched maneuverability. Boeing, in partnership with Lockheed Martin and Pratt & Whitney, produced 195 Raptors and continues to support the F-22 fleet through modernization, sustainment and training programs.

Family of Advanced Beyond Line-of-Sight Terminals (FAB-T)



Boeing is under contract with the U.S. Air Force to develop a family of multi-mission-capable satellite communications terminals to enable information exchange and command and control decisions among ground, air and space platforms. In 2012, the program's contract was converted to a fixed-price structure to complete development. Boeing finished a number of important milestones including all development integration testing and the successful demonstration of end-to-end communication using a terminal from the FAB-T system and the Advanced Extremely High Frequency satellite. The program is delivering engineering development models and has entered functional qualification testing. The customer is expected to make a FAB-T production decision by the end of 2013.

Global Positioning System (GPS)



Since 1978, Boeing has delivered 41 GPS satellites to the U.S. Air Force, including the GPS IIF that is sustaining and modernizing the GPS constellation. Boeing is under contract to build 12 GPS Block IIF satellites and launched the third satellite in October 2012. The GPS IIF satellites incorporate several key technology enhancements, including greater navigational accuracy through improvements in atomic-clock technology, a more secure and jam-resistant military signal, a protected signal to assist in commercial aviation and search-and-rescue operations, an onboard reprogrammable processor, and a 12-year design life providing long-term service and reduced operating costs.

Boeing Defense, Space & Security continued

Global Services & Support (GS&S)



Global Services & Support provides customers with best-value mission readiness through total support solutions. The global business sustains aircraft and systems with a full spectrum of products and services including aircraft maintenance, modification and upgrades; supply chain management; engineering and logistics support; pilot and maintenance training; and other defense and government services. GS&S international operations include Boeing Defence U.K. Ltd., Boeing Defence Australia, and Alsalam Aircraft Company, a joint venture headquartered in Saudi Arabia. GS&S also provides support services for Italy and Japan's KC-767 International Tanker programs. GS&S is considered the partner of choice for many international government agencies.

Ground-based Midcourse Defense (GMD)
GMD Interceptor



Boeing is prime contractor for all elements of GMD, the United States' only defense against long-range ballistic missiles. An integral element of the U.S. global ballistic missile defense system, GMD consists of networked radars, space- and land-based sensors, command-and-control facilities and ground-based interceptors connected through an extensive space and terrestrial communications network. In 2012, we completed the third missile field at Fort Greely, Alaska and an advanced power plant to support missile defense operations. GMD has achieved eight successful intercept tests, including three successful missions with operationally configured interceptors. Boeing continues to lead GMD development, integration, testing, operations and sustainment activities, building on the company's extensive program experience.

Harpoon



Harpoon, the world's premier anti-ship missile, features autonomous, all-weather, over-the-horizon capability and can execute both land-strike and anti-ship missions. The blast warhead delivers lethal firepower against a wide variety of land-based targets, including coastal defense sites, surface-to-air missile sites, exposed aircraft, port or industrial facilities and ships in port. Currently, more than 30 U.S.-allied armed forces deploy Harpoon missiles. The U.S. Navy and Boeing initiated a Harpoon integration program in 2012, which will extend the life of the U.S. Navy Harpoon program past 2025.

Inmarsat-5 Satellites



Boeing is building three 702HP satellites to provide new Ka-band global and high-capacity satellite services to Inmarsat. The new satellites will join Inmarsat's fleet of 11 geostationary satellites that provide a wide range of voice and data services through an established global network of distributors and service providers. These satellites will provide Inmarsat with the ability to adapt to shifting subscriber usage patterns of high data rates, specialized applications and evolving demographics over a projected 15-year lifetime. Separately, Boeing has entered into a distribution partnership with Inmarsat to provide L- and Ka-band capacity services to key users within the U.S. government.

Integrated Logistics



Boeing's Integrated Logistics division consists of a fully integrated array of services that address the complete life cycle of each aircraft and system. Key programs include the F/A-18E/F Integrated Readiness Support Teaming, C-17 Globemaster III Integrated Sustainment Program, support to the AH-64 Apache and CH-47 Chinook helicopters, as well as other Boeing military platforms. Boeing is the industry leader in the field of Performance-Based Logistics, the U.S. Department of Defense preferred method of sustainment.

Intelsat Satellites



Four Boeing-built 702MP communications satellites — Intelsat 21, Intelsat 22, Intelsat 27 and Intelsat 29e — are refreshing and adding new telecommunications capacity to Intelsat's global satellite fleet. These new satellites are the first in the Boeing 702MP satellite series and are distributing video, data and voice services from Asia and Africa to the Americas and Europe. The 702MP provides the high-capability features of the flight-proven Boeing 702, but with a substantially updated satellite bus structure and simplified propulsion system. Intelsat 22 and 21 were launched in March and August 2012, respectively, and are performing nominally on orbit. The third 702MP is scheduled for launch in the first quarter of 2013. Intelsat 29e will carry Intelsat S.A.'s new high-performance Epic platform, with launch scheduled in 2015.

International Space Station (ISS)



The space station is the largest, most complex international scientific project in history. Inhabited continuously since 2000, its crews conduct research to support human exploration of space and to take advantage of space as a laboratory for scientific, technological and commercial research. Boeing is the prime contractor to NASA for the space station. In addition to designing and building the major U.S. elements, Boeing is also responsible for ensuring the successful integration of any new hardware and software, including components from international partners, and for providing sustaining engineering activities.

Joint Direct Attack Munition (JDAM)
Extended Range JDAM (JDAM ER) Laser JDAM



JDAM guidance kits convert existing unguided warheads into the most capable, affordable and combat-proven air-to-surface weapons, making JDAM the warfighter's weapon of choice. More than 240,000 JDAMs have been delivered since 1998 including newer variants such as Laser JDAM, which provides a modular laser sensor kit that is easily installed in the field to the front of existing JDAM weapons, adding mission flexibility to prosecute mobile and maritime targets. The winged JDAM ER provides triple the range of a conventional JDAM for additional standoff and threat protection for the warfighter.

KC-46A



The KC-46A is a widebody, multi-role tanker that will revolutionize the air-mobility mission for the warfighter. Capable of refueling all U.S., allied and coalition military aircraft via either a sixth-generation fly-by-wire boom, wing air refueling pods or an integrated centerline drogue system, the KC-46A will also carry passengers, cargo and patients. The KC-46A will recapitalize 179 of the U.S. Air Force's aging KC-135 tankers. In 2012, the program completed a successful Preliminary Design Review, opened the first of five System Integration Labs, and began production of the first KC-46A boom in the newly opened Boom Assembly Center. The program is scheduled for a Critical Design Review in 2013 and is on plan to deliver the first 18 combat-ready tankers by 2017.

Selected Programs, Products and Services

Boeing Defense, Space & Security

continued

Maintenance, Modifications and Upgrades (MM&U)



MM&U operates at centers strategically located throughout the United States and around the world, providing high-quality, rapid cycle time and affordable aircraft services for military customers on a wide variety of Boeing and non-Boeing platforms. The Boeing philosophy is to work in close partnership with existing military depots, providing complementary capabilities for the nation's support infrastructure. Key programs on Boeing platforms include the KC-135, the B-1 and B-52 bombers, the E-4B, and the C-32 and C-40 Government Executive Series of aircraft. Key programs on non-Boeing platforms include the A-10 Wing Replacement program, the C-130 Avionics Modernization Program, and the QF-16 Full-Scale Aerial Target program.

P-8A Poseidon/P-8I



The P-8A Poseidon is a military derivative of the Boeing Next-Generation 737-800 designed to replace the U.S. Navy's P-3C aircraft fleet. The P-8A will significantly improve the Navy's anti-submarine and anti-surface warfare capabilities, as well as armed intelligence, surveillance and reconnaissance. In 2012, Boeing received its third low-rate initial production contract for 11 aircraft, which will bring the total fleet to 24. Boeing delivered the first five production P-8As to the Navy in 2012. The Navy's program of record is for 117 aircraft. Initial Operational Capability is planned for 2013. In 2009, India selected Boeing to provide eight India-specific P-8 variants (named P-8I). The first P-8I completed its initial flight September 28, 2011. Boeing expects to deliver two P-8Is to India in 2013. Boeing sustainment support includes maintenance, support equipment, spares, training, field service engineering and technical publications support.

2012 deliveries: 5

Patriot Advanced Capability-3 (PAC-3) Missile



The PAC-3 Missile uses hit-to-kill technology to intercept and destroy tactical ballistic missiles, cruise missiles and hostile aircraft through direct body-to-body impact. Boeing produces and delivers the PAC-3 Missile seeker to system prime contractor Lockheed Martin. The seeker provides active guidance data to the missile, enabling the missile to acquire the target shortly before intercept, select the optimal aim point, and initiate terminal guidance to ensure target kill. The PAC-3 Missile is deployed with U.S. Army and Army National Guard air defense units and has been purchased by five international customers. Boeing received its 10th PAC-3 Missile contract for nearly 300 seekers in early 2012 and has produced approximately 1,700 to date.

2012 deliveries: 296

Phantom Eye



Phantom Eye is a liquid hydrogen–powered, high-altitude, long-endurance unmanned aircraft system for persistent intelligence, surveillance and reconnaissance (ISR) and communications. The Phantom Eye demonstrator is a propeller-driven lightweight structure with a high-aspect-ratio wing. Its advanced propulsion system will enable Phantom Eye to provide persistent monitoring over large areas for up to four days at a time while carrying a 204.5-kilogram (450-pound) payload. Phantom Eye's first flight was June 1, 2012, at Edwards Air Force Base, California. The demonstrator is scheduled to fly again in 2013.

QF-16



Boeing is converting retired F-16s into full-scale aerial targets that will replace the existing QF-4 fleet. The QF-16s will be used to test newly developed weapons and train pilots for the rapidly changing nature of warfare in a safe and controlled environment. The QF-16 contract includes design, testing, manufacturing readiness and production.

Ship's Signal Exploitation Equipment (SSEE) Increment F



SSEE systems are tactical cryptologic and information warfare systems that operate across multiple U.S. Navy surface combatant platforms. SSEE acquires, identifies, locates and analyzes signals for external and internal information. SSEE Increment F is a next-generation system within the SSEE program. In 2012, Boeing subsidiary Argon ST received an additional award under the existing SSEE Increment F contract, representing the third lot of full-rate production units. To date, Argon ST has delivered more than 80 SSEE systems, including both Increments E and F.

Small Diameter Bomb (SDB)
Laser SDB



The SDB is a 250-pound precision-guided munition that can be delivered from a distance of 60 nautical miles in any weather, day or night, with reduced collateral damage around the target. The SDB system includes a four-place smart pneumatic carriage system that allows each aircraft to carry more of the miniaturized munitions per sortie. The Focused Lethality Munition variant provides ultra-low collateral damage, and the Laser SDB variant can prosecute moving targets. The SDB is deployed in combat on the F-15E, and integration is expected on most other U.S. Air Force delivery platforms, including the F-22A Raptor, F-16 Falcon and F-35 Joint Strike Fighter.

Space Launch System (SLS)



The Space Launch System is NASA's new human-rated heavy-lift transportation program that will enable the human exploration of destinations beyond Earth orbit. Boeing has developed an innovative, low-cost manufacturing approach for low-rate production of the cryogenic core stages for this robust rocket, as well as the avionics instrumentation, to ensure affordability and sustainability. Currently on contract for the design and development of these elements, Boeing is working with NASA to advance the baseline work and prepare for further requirements that will lead up to operational capability as early as 2017.

Boeing Defense, Space & Security continued

Training Systems & Government Services (TSGS)



Boeing TSGS provides domestic and international customers with a full range of training capabilities and logistics- and asset-management solutions. Boeing designs and develops more than 350 trainers for 24 aircraft platforms using the latest technologies to ensure that students have relevant and realistic learning experiences. TSGS includes subsidiaries Tapestry Solutions and Miro Technologies, which was acquired by Boeing in 2012. Miro has operations in Saudi Arabia, Oman and the United Kingdom.

United Launch Alliance (ULA)


ULA™
United Launch Alliance

Using the combined assets of the Boeing Delta and Lockheed Martin Atlas launch vehicle programs (including mission management, support, engineering, vehicle production, test and launch operations, and people), ULA's primary mission is to provide satellite launch services to the U.S. government. The joint venture also launches commercial missions on behalf of Boeing Launch Services. ULA launched 10 successful missions in 2012.

Unmanned Airborne Systems (UAS)
Unmanned Little Bird H-6U



Boeing's unmanned programs provide battlefield, logistics and surveillance options including the Unmanned Little Bird H-6U and the S-100 produced by Schiebel. Insitu, a wholly owned Boeing subsidiary, designs, develops and manufactures high-performance, cost-effective tactical unmanned vehicles such as ScanEagle and Integrator. Boeing and Insitu's technology and related support systems provide important tools that deliver critical data or strike capacity to the warfighter.

V-22 Osprey



Produced under a 50-50 strategic alliance between Boeing and Bell Helicopter, a Textron Company, the tiltrotor V-22 Osprey combines the speed and range of a fixed-wing aircraft with the vertical flight performance of a helicopter. Bell Boeing is presently on time and under budget in successfully executing its first multiyear procurement contract, which includes fiscal years 2008–2012 and calls for the production of 174 aircraft: 143 MV-22 variants for the U.S. Marine Corps and 31 CV-22s for the U.S. Air Force Special Operations Command. At present, more than 190 aircraft assigned across 10 Marine Corps and two Air Force Special Operations Command Osprey squadrons are operational; the two services have been continuously deployed since 2007. The current program of record calls for a total of 458 V-22 Ospreys, including 360 for the Marine Corps, 50 for the Air Force Special Operations Command, and 48 for the U.S. Navy.

2012 deliveries: 35

Wideband Global SATCOM (WGS)



As the U.S. Department of Defense's highest-capacity military communications satellite system, WGS addresses the military's need for high data-rate communications. All three Block I satellites have been launched into orbit and are performing their missions. The fourth satellite, the first in the Block II series, launched in 2012 and includes enhancements that provide additional bandwidth required by airborne intelligence, surveillance and reconnaissance platforms. All satellites launched are meeting or exceeding performance expectations. The next two WGS satellites (Block II) are scheduled for launch in 2013. In 2011 and in 2012, the U.S. Air Force exercised options on the existing Block II follow-on contract for the seventh, eighth, ninth and tenth WGS satellites.

X-51A WaveRider



The X-51A WaveRider program is a consortium of the U.S. Air Force, Defense Advanced Research Project Agency, Pratt & Whitney, Rocketdyne, and Boeing to demonstrate hypersonic flight capability. The X-51A is designed to demonstrate a scalable, robust endothermic air-breathing hydrocarbon-fueled scramjet propulsion system in flight; successful use of high-temperature materials; airframe/engine integration; and other key technologies within the hypersonic Mach 4.5 to 6.5 range. During its initial 2010 flight test, the X-51A successfully flew at Mach 5 for approximately 200 seconds, setting a new flight record for an air-breathing, hypersonic-propelled vehicle. Two other X-51A vehicles have since completed flight tests and provided significant research data. A fourth vehicle is scheduled for flight test in 2013.

Boeing Capital Corporation

Michael J. Cave, President, Renton, Washington, USA



Boeing Capital is a global provider of innovative financial solutions. Drawing on its comprehensive expertise gained over four decades, Boeing Capital arranges, structures and, where appropriate, provides financing for the company's products and services to commercial and government customers worldwide. Working with Boeing's business units, Boeing Capital is dedicated to helping customers obtain efficient product financing primarily in the commercial markets. To ensure adequate availability of capital for aircraft financing, Boeing Capital is leading efforts to improve the international aviation financing infrastructure and expand financiers' involvement in the outstanding opportunities associated with commercial aircraft investment. The team's experience in structured financing, leasing, complex restructuring and trading brings opportunity and value to its financial partners. As of December 31, 2012, Boeing Capital owned or had interest in 266 airplanes as part of its approximately $4.1 billion portfolio.

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Change of Address
For Boeing registered shareholders:
Contact Computershare via one of the means described above.
For Boeing beneficial shareholders:
Contact your brokerage firm or bank to give notice of your change of address.

Annual Meeting
The 2013 annual meeting of Boeing shareholders is scheduled to be held on Monday, April 29, 2013. Please refer to our proxy statement for additional information.

Shareholder Services Contact
The Boeing Company
Mail Code 5003-1001
100 North Riverside Plaza
Chicago, IL 60606-1596
800-457-7723
(for pre-recorded shareholder information)
312-544-2660
(8 a.m. to 4:30 p.m. Central Time)

Investor Relations Contact
The Boeing Company
Mail Code 5003-2001
100 North Riverside Plaza
Chicago, IL 60606-1596

To Request an Annual Report, Proxy Statement, Form 10-K or Form 10-Q, Contact:
Mail Services
The Boeing Company
Mail Code 3T-06
P.O. Box 3707
Seattle, WA 98124-2207
or call 425-965-4408 or 800-457-7723

In addition, an electronic version of the annual report is available at www.boeing.com. You can also view electronic versions of the proxy statement, Form 10-K or Form 10-Q at either www.boeing.com or on the Securities and Exchange Commission website at www.sec.gov.

Stock Exchanges
The Company's common stock is traded principally on the New York Stock Exchange; the trading symbol is BA. As of March 1, 2013, Boeing had approximately 927,100 registered and beneficial shareholders.

Independent Auditors
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
312-486-1000

Equal Opportunity Employer
Boeing is an equal opportunity employer and seeks to attract and retain the best-qualified people regardless of race, color, religion, national origin, gender, sexual orientation, age, disability or status as a disabled or Vietnam Era Veteran.

Caution Concerning Forward-Looking Statements
Certain statements in this report may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "intends," "plans," "projects," "believes," and "estimates," and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements regarding guidance relating to our future financial condition and operating performance, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual events to differ materially from these forward-looking statements, including economic conditions in the United States and globally, general industry conditions as they may impact us or our customers, and other important factors disclosed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update or revise any such statement, except as required by law.

Board of Directors

David L. Calhoun
Chief Executive Officer and
Executive Director, Nielsen Holdings N.V.
Boeing director since 2009
Committees: Compensation; Governance, Organization and Nominating

Arthur D. Collins, Jr.
Senior Advisor, Oak Hill Capital Partners;
Former Chairman and
Chief Executive Officer, Medtronic, Inc.
Boeing director since 2007
Committees: Compensation (Chair); Governance, Organization and Nominating

Linda Z. Cook
Former Executive Director,
Royal Dutch Shell plc.
Boeing director since 2003
Committees: Audit; Finance (Chair)

Kenneth M. Duberstein
Chairman and Chief Executive Officer,
The Duberstein Group;
Former White House Chief of Staff
Boeing director since 1997
Boeing Lead Director
Committees: Compensation; Governance, Organization and Nominating (Chair)

Edmund P. Giambastiani, Jr.
Admiral, U.S. Navy (Retired);
Seventh Vice Chairman of the
U.S. Joint Chiefs of Staff; Former
NATO Supreme Allied Commander
Transformation; Former Commander,
U.S. Joint Forces Command
Boeing director since 2009
Committees: Audit; Finance; Special Programs

Lawrence W. Kellner
President, Emerald Creek Group LLC;
Former Chairman and
Chief Executive Officer,
Continental Airlines, Inc.
Boeing director since 2011
Committees: Audit; Finance

Edward M. Liddy
Partner, Clayton, Dubilier & Rice, LLC;
Former Chairman and Chief Executive Officer,
The Allstate Corporation
Boeing director since 2010
Committees: Audit (Chair); Finance

W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer,
The Boeing Company
Boeing director since 2001
Committee: Special Programs (Chair)

Susan C. Schwab
Professor, University of Maryland
School of Public Policy;
Former U.S. Trade Representative
Boeing director since 2010
Committees: Audit; Finance

Ronald A. Williams
Former Chairman and
Chief Executive Officer, Aetna Inc.
Boeing director since 2010
Committees: Compensation; Governance, Organization and Nominating; Special Programs

Mike S. Zafirovski
Executive Advisor, The Blackstone Group;
President, The Zaf Group;
Former President and Chief Executive Officer,
Nortel Networks Corporation
Boeing director since 2004
Committees: Compensation; Governance, Organization and Nominating

Company Officers

Raymond L. Conner
Executive Vice President, President
and Chief Executive Officer,
Boeing Commercial Airplanes

Wanda K. Denson-Low
Senior Vice President,
Office of Internal Governance

David A. Dohnalek*
Vice President, Finance
and Treasurer

Thomas J. Downey
Senior Vice President,
Communications

Shephard W. Hill
President, Boeing International
Senior Vice President,
Business Development and Strategy

Timothy J. Keating
Senior Vice President,
Government Operations

Michael F. Lohr*
Vice President, Corporate Secretary
and Assistant General Counsel

J. Michael Luttig
Executive Vice President and
General Counsel

W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer

Dennis A. Muilenburg
Executive Vice President,
President and Chief Executive Officer,
Boeing Defense, Space & Security

Anthony M. Parasida
Senior Vice President,
Human Resources and Administration

Diana L. Sands*
Vice President, Finance
and Corporate Controller

Gregory D. Smith
Executive Vice President and
Chief Financial Officer

Richard D. Stephens
Senior Vice President

John J. Tracy
Senior Vice President,
Engineering, Operations & Technology,
and Chief Technology Officer

*Appointed Officer

Boeing is a **responsible partner, neighbor and citizen** to the diverse communities and customers we serve. We are building a better future with innovative products that are cleaner, more efficient and set a new standard for performance. Boeing follows responsible business practices and promotes positive changes in the lives of people around the world while growing shareholder and customer value in a competitive global marketplace.


BOEING
App Store
Milestones
in Innovation

Visit us at boeing.com to learn more about Boeing and how extraordinary innovations in our products and services are helping solve the world's toughest problems.


BOEING
The Boeing Company
2012 Annual Report

Visit us at boeing.com/investorrelations to view our annual reports and to find additional information about our financial performance and Boeing business practices.


BOEING
2012 Environment Report
2012 Environment Report

Visit us at boeing.com/environment to view our current Environment Report and information on how the people of Boeing are developing ways to protect the planet and create a better tomorrow.


BOEING
Building Better Communities Worldwide

Visit us at Boeing.com/community to view our Corporate Citizenship Report and other information about how Boeing is working to improve communities worldwide.

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The Boeing Company
100 North Riverside Plaza
Chicago, IL 60606-1596
USA









March 15, 2013

Dear Fellow Shareholder,

You are cordially invited to attend The Boeing Company's 2013 Annual Meeting of Shareholders to be held on Monday, April 29, 2013, at 10:00 a.m., Central Daylight Time, at The Field Museum, 1400 South Lake Shore Drive, Chicago, Illinois.

The annual meeting will include a report on our operations and consideration of the matters set forth in the accompanying notice of annual meeting and proxy statement.

Your vote is important. Please vote by internet, telephone or mail as soon as possible to ensure your vote is recorded promptly. Thank you for your ongoing support of The Boeing Company.

This year we are seeking to reduce annual meeting costs and conserve resources by electronically disseminating annual meeting materials to some shareholders as permitted under the rules of the Securities and Exchange Commission. As a result, such shareholders will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access annual meeting materials via the internet. Shareholders may also request paper copies if preferred.

Very truly yours,

W. James McNerney, Jr.
Chairman of the Board,
President and Chief
Executive Officer



Notice of 2013 Annual Meeting of Shareholders

The Boeing Company's 2013 Annual Meeting of Shareholders will be held on Monday, April 29, 2013, at 10:00 a.m., Central Daylight Time, at The Field Museum, 1400 South Lake Shore Drive in Chicago, Illinois 60605-2496.

At the meeting, our shareholders will be asked to:

- Elect the 11 directors named in the proxy statement;
- Approve, by advisory vote, named executive officer compensation;
- Ratify the appointment of our independent auditor for 2013;
- Consider such shareholder proposals as are properly presented at the meeting; and
- Transact such other business as may properly come before the meeting and any postponement or adjournment thereof.

Holders of our common stock of record at the close of business on March 1, 2013 are entitled to vote at the annual meeting and any postponement or adjournment thereof.

Your vote is important and we encourage you to vote your shares promptly, whether or not you plan to attend the meeting. You may vote by internet, telephone or mail. Please see "Frequently Asked Questions about Voting" beginning on page 1 of the proxy statement for more information on how to vote.

By Order of the Board of Directors,

Michael F. Lohr
Corporate Secretary
March 15, 2013

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on April 29, 2013: This Notice of Annual Meeting and Proxy Statement and the 2012 Annual Report are available at www.proxyvote.com.

Table of Contents

General Information

This proxy statement is issued in connection with the solicitation of proxies by the Board of Directors of The Boeing Company for use at the 2013 Annual Meeting of Shareholders and at any adjournment or postponement thereof. On or about March 15, 2013, we will begin distributing to each shareholder entitled to vote at the meeting either (1) a notice of internet availability of proxy materials with instructions on how to access electronic copies of our annual meeting materials and vote their shares or (2) this proxy statement, a proxy card or voting instruction form, and our 2012 annual report. Shares represented by a properly executed proxy will be voted in accordance with instructions provided by the shareholder.

Frequently Asked Questions about Voting

How does the Board of Directors recommend that I vote?
The Board of Directors recommends that you vote:

- FOR the election of each of the 11 director nominees named in this proxy statement (Item 1);
- FOR the approval of named executive officer compensation (Item 2);
- FOR the ratification of the appointment of Deloitte & Touche LLP as independent auditor for 2013 (Item 3); and
- AGAINST each of the shareholder proposals (Items 4 through 7).

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?
Pursuant to rules adopted by the Securities and Exchange Commission (the "SEC"), we are permitted to provide shareholders with access to proxy materials over the internet rather than mailing the materials to shareholders. To reduce costs and conserve resources, we are sending to some of our shareholders a Notice of Internet Availability of Proxy Materials. The notice provides instructions for accessing this proxy statement and our 2012 annual report at www.proxyvote.com. The notice also provides instructions for such shareholders to request the delivery of proxy materials for this or future annual meetings in printed form.

Why is it so important that I promptly vote my shares?
We value the input of all of our shareholders on important questions facing Boeing. Regardless of the number of shares you hold and whether you plan to attend the annual meeting, we encourage you to vote your shares as soon as possible to ensure that your vote is recorded promptly and so that we can avoid additional solicitation costs.

How may I vote my shares?
Beneficial Shareholders. If you own shares through a broker, bank or other holder of record, you must instruct the holder of record how to vote your shares. In order to provide voting instructions to the holder of record of your shares, please refer to the materials forwarded by your broker, bank or other holder of record. Many brokers provide the option of voting by internet at www.proxyvote.com or by calling 1-800-454-8683. You will need your control number, which can be found on the voting instruction form provided by your broker, bank or other holder of record. Proxies submitted by internet or telephone must be received by 10:59 p.m., Central Daylight Time, on Sunday, April 28, 2013.

Registered Shareholders. If you own shares that are registered in your name, you may vote by proxy before the annual meeting by internet at www.proxyvote.com, calling 1-800-690-6903 or signing and returning your proxy card. Proxies submitted by internet or telephone must be received by 10:59 p.m., Central Daylight Time, on Sunday, April 28, 2013. If you return a signed proxy card but do not provide voting instructions for some or all of the matters to be voted on, your shares will be voted on all uninstructed matters in accordance with the recommendations of the Board of Directors.

The Boeing Company Voluntary Investment Plan Participants. If you have an interest in Boeing stock through participation in The Boeing Company Voluntary Investment Plan (the "VIP"), which is a 401(k) plan, you do not have actual ownership of the shares held in the VIP (the "Plan Shares"). The Plan Shares are registered in the name of the trustee. As a VIP participant, you have been allocated interests in the Plan Shares and may instruct the trustee how to vote those interests by submitting a proxy by internet at www.proxyvote.com, calling 1-800-690-6903 or signing and returning your proxy card. However, you may not vote Plan Shares in person at the annual meeting. The number of shares of Boeing stock shown on your proxy card includes all shares registered in your name and all Plan Shares in which you have an interest. In order to allow sufficient time for the trustee to tabulate the vote of the Plan Shares, your proxy instructions must be received no later than 10:59 p.m., Central Daylight Time, on Wednesday, April 24, 2013.

If you do not timely submit voting instructions, the trustee will vote your Plan Shares in the same manner and proportion as the Plan Shares with respect to which voting instructions have been timely received, unless contrary to applicable law. If you return a signed proxy card that covers Plan Shares but do not provide voting instructions for some or all of the matters to be voted on, your shares will be voted on all uninstructed matters in accordance with the recommendations of the Board of Directors.

May I change or revoke my vote?
Beneficial Shareholders. Beneficial shareholders should contact their broker, bank or other holder of record for instructions on how to change their vote.

Registered Shareholders. Registered shareholders may change a properly executed proxy at any time before 10:59 p.m., Central Daylight Time, on Sunday, April 28, 2013, by submitting a proxy via internet, telephone or mail that is dated later than the original proxy or by delivering written notice of revocation to the Corporate Secretary. Registered shareholders may also change a properly executed proxy by attending the annual meeting and voting by ballot.

The Boeing Company Voluntary Investment Plan Participants. VIP participants may change a properly executed proxy at any time before 10:59 p.m., Central Daylight Time, on Wednesday, April 24, 2013, by submitting a proxy via internet, telephone or mail that is dated later than the original proxy. VIP participants cannot change their voting instructions in person at the annual meeting because the trustee will not be present.

What vote is required to approve each proposal?
Each share of Boeing stock entitles the holder to one vote on each proposal presented for shareholder action.

Election of Directors (Item 1). The Board of Directors has adopted a majority vote standard in uncontested director elections. Because we did not receive advance notice under our By-Laws of any shareholder nominees for director, this election of directors is an uncontested election. To be elected in an uncontested election, a director nominee must receive more "For" votes than "Against" votes. Abstentions and "broker non-votes" will have no effect on the election of directors.

All Other Proposals (Items 2 through 7). Shareholders may vote "For" or "Against" each of the other proposals, or may abstain from voting. Delaware law requires the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the annual meeting for the approval of Items 2 through 7. Votes on these items are advisory and therefore not binding on the Company. However, our Board of Directors will consider the outcome of these votes in its future deliberations. A shareholder who signs and submits a proxy is "present," so an abstention will have the same effect as a vote "Against" Items 2 through 7. "Broker non-votes," if any, will have no effect on Items 2 through 7.

What are "broker non-votes"?
If a broker or other financial institution holds your shares in its name and you do not provide voting instructions to it, New York Stock Exchange, or NYSE, rules allow that firm to vote your shares only on routine matters. Item 3, the ratification of the appointment of our independent auditor for 2013, is the only matter for consideration at the meeting that NYSE rules deem to be routine. For all matters other than Item 3, you must submit voting instructions to the firm that holds your shares if you want your vote to count on such matters. When a firm votes a client's shares on some but not all of the proposals, the missing votes are referred to as "broker non-votes."

Election of Directors (Item 1)

Upon the recommendation of our Governance, Organization and Nominating Committee, which we refer to as the GON Committee, our Board has nominated each of the 11 persons listed below to serve as director for a one-year term or until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal. Each of the nominees currently serves as a Boeing director. Each director nominee in this uncontested election will be elected if he or she receives more "For" votes than "Against" votes. If any nominee becomes unable to serve, proxies will be voted for the election of such other person as the Board of Directors may designate, unless the Board chooses to reduce the number of directors.

When assessing a director candidate's qualifications, the GON Committee considers the candidate's experience in areas such as operations, international business, manufacturing, finance, government, marketing, technology and public policy, as well as other factors such as independence, absence of conflicts of interest, diversity and age. As required by our Corporate Governance Principles, directors should have a reputation for personal and professional integrity, honesty and adherence to the highest ethical standards, and be committed to acting in the long-term interests of all shareholders. The GON Committee also assesses the overall composition of the Board and whether a potential director candidate would contribute to the collaborative process of the Board. When evaluating the suitability of an incumbent director for re-election, the GON Committee also considers the ongoing contributions of the director to the Board. Our Corporate Governance Principles provide that no one may be nominated for election or otherwise be eligible for service on the Board if he or she would be 74 or older at time of election. See our Corporate Governance Principles, which are set forth in Appendix 1 to this proxy statement, for additional information on the selection of director candidates.

The GON Committee considers diversity in its evaluation of candidates for Board membership and in its annual review of the composition of the Board as a whole. The Board believes that diversity with respect to background, experience and other factors as set forth in our Corporate Governance Principles is an important consideration in board composition. In addition, both the GON Committee and the Board conduct formal self-evaluations each year that include an assessment of whether the GON Committee and the Board have adequately considered diversity, among other factors, in identifying and discussing director candidates. The GON Committee believes that, as a group, the nominees listed below bring a diverse range of backgrounds, experiences and perspectives to the Board's deliberations.

Set forth below is information with respect to the nominees, including their principal occupation and business experience for at least the past five years, a summary of their specific experience, qualifications, attributes or skills that led to the conclusion that they are qualified to serve as a director, the names of other public companies for which they currently serve as a director or have served as a director within the past five years, their period of service as a Boeing director and their age as of March 15, 2013.

David L. Calhoun



Age 55
Director since 2009

Chief Executive Officer and Executive Director, Nielsen Holdings.

Mr. Calhoun has served as Chief Executive Officer of Nielsen Holdings N.V. (marketing and media information) since May 2010, as Executive Director of Nielsen Holdings N.V. since its initial public offering in January 2011 and as Chairman of the Executive Board and Chief Executive Officer of The Nielsen Company since August 2006. Previously, Mr. Calhoun served as Vice Chairman of General Electric Company and President and Chief Executive Officer of GE Infrastructure. Before that, Mr. Calhoun served as President and Chief Executive Officer of GE Transportation; President and Chief Executive Officer of GE Aircraft Engines; President and Chief Executive Officer of Employers Reinsurance Corporation; President and Chief Executive Officer of GE Lighting; and President and Chief Executive Officer of GE Transportation Systems. Mr. Calhoun also serves on the board of Caterpillar Inc. and served on the board of Medtronic, Inc. from 2007 until 2012.

Mr. Calhoun is a member of the Compensation Committee and the Governance, Organization and Nominating Committee.

Mr. Calhoun provides valuable insight and perspective on general strategic and business matters, stemming from his vast executive and management experience at Nielsen and GE. Mr. Calhoun also has significant aerospace, aircraft and high-technology industry expertise as evidenced by his leadership of GE's aircraft engines and transportation businesses, as well as his membership on Caterpillar's board. Mr. Calhoun's executive leadership in corporate governance matters at Nielsen and his service on Caterpillar's compensation committee enable him to serve a crucial role on our GON and Compensation Committees.

Arthur D. Collins, Jr.



Age 65
Director since 2007

Senior Advisor, Oak Hill Capital Partners; Former Chairman and Chief Executive Officer, Medtronic.

Mr. Collins has served since April 2009 as Senior Advisor to Oak Hill Capital Partners (private equity). Previously, he served as Chairman of Medtronic, Inc. (medical device and technology) from April 2002 to August 2008. At Medtronic, Mr. Collins was also Chairman and Chief Executive Officer from April 2002 to August 2007, President and Chief Executive Officer from May 2001 to April 2002, President and Chief Operating Officer from August 1996 to April 2001, Chief Operating Officer from January 1994 to August 1996, and Executive Vice President of Medtronic and President of Medtronic International from June 1992 to January 1994. He was Corporate Vice President of Abbott Laboratories (health care products) from October 1989 to May 1992 and Divisional Vice President of Abbott from May 1984 to October 1989. Mr. Collins also serves on the boards of Alcoa Inc. and U.S. Bancorp. He is a member of the Board of Overseers of The Wharton School at the University of Pennsylvania.

Mr. Collins is Chair of the Compensation Committee and a member of the Governance, Organization and Nominating Committee.

Mr. Collins provides guidance to our Board on a wide variety of general corporate and strategic matters based on his extensive executive and business experience. Mr. Collins brings the perspective of a member of several corporate boards, including as chair of U.S. Bancorp's governance committee and a member of Alcoa's audit and compensation and benefits committees, as well as an overseer at The Wharton School. In addition, Mr. Collins' years of executive leadership at Medtronic allow us to benefit from his experience managing the operations of a large, global, high-technology company. As a result of his management expertise and independence, Mr. Collins' fellow directors have elected him to serve as Chair of the Compensation Committee.

Linda Z. Cook



Age 54
Director since 2003

Former Executive Director, Royal Dutch Shell.

Ms. Cook served as Executive Director of Royal Dutch Shell plc (oil, gas and petroleum) from August 2004 to December 2009 with executive responsibilities for global natural gas, trading and technology. She also served as a member of the Royal Dutch Shell board of directors. Previously, she served as President and Chief Executive Officer and a member of the board of directors of Shell Canada Limited from August 2003 to August 2004. She served as Chief Executive Officer for Shell Gas & Power from January 2000 to July 2003. Ms. Cook also serves on the boards of KBR, Inc. and Marathon Oil Corporation. She is a member of the Society of Petroleum Engineers and the Board of Trustees for the University of Kansas Endowment Association.

Ms. Cook is Chair of the Finance Committee and a member of the Audit Committee

Ms. Cook's substantial senior management and board experience at Royal Dutch Shell, and her extensive experience on other company boards, enables her to advise management on a wide range of strategic, financial and governance matters. Ms. Cook also has vast international business experience, which has proven to be valuable given Boeing's numerous relationships with non-U.S. suppliers and customers. Ms. Cook has an engineering background, and her expertise in this area is invaluable to the Board's deliberations with respect to project management and the many technical and high-technology aspects of our businesses. As a result of Ms. Cook's skills in corporate finance and strategic matters, the Board has elected Ms. Cook to serve as Chair of the Finance Committee.

Kenneth M. Duberstein



Age 68
Director since 1997

Chairman and Chief Executive Officer, The Duberstein Group; Former White House Chief of Staff.

Mr. Duberstein has served as Chairman and Chief Executive Officer of The Duberstein Group (consulting) since 1989. He was White House Chief of Staff from 1988 to 1989. Mr. Duberstein also serves on the boards of Dell Inc., Mack-Cali Realty Corporation and The Travelers Companies, Inc. and served on the board of ConocoPhillips from 2002 until 2012.

Mr. Duberstein is Lead Director, Chair of the Governance, Organization and Nominating Committee and a member of the Compensation Committee.

Mr. Duberstein has been a member of our Board for more than 15 years and provides independent leadership to our Board as our Lead Director. In addition to having extensive knowledge of Boeing and its businesses, Mr. Duberstein brings to the Board a wide range of experience in U.S. government and international matters and as a member of other Fortune 500 boards. Mr. Duberstein's experience both in the highest levels of the U.S. government and as an outside strategic advisor allows him to advise the Board and senior management on key issues of corporate strategy, as well as a wide range of issues related to Boeing's government interactions. In recognition of Mr. Duberstein's skills in overseeing Boeing's corporate governance policies and practices as well as his overall leadership abilities, his fellow directors elected him both as Lead Director and as Chair of the Governance, Organization and Nominating Committee.

Edmund P. Giambastiani, Jr.



Age 64
Director since 2009

Seventh Vice Chairman of the U.S. Joint Chiefs of Staff; Former NATO Supreme Allied Commander Transformation; Former Commander, U.S. Joint Forces Command.

Admiral Giambastiani served as Seventh Vice Chairman of the U.S. Joint Chiefs of Staff from 2005 to 2007, NATO Supreme Allied Commander Transformation from 2003 to 2005, and Commander, U.S. Joint Forces Command from 2002 to 2005. Admiral Giambastiani is a career U.S. Navy nuclear submarine officer with extensive operational experience, including command at the submarine, squadron and fleet level. His staff experience includes service as Co-Chairman of the Defense Acquisition Board and Chairman of the Joint Requirements Oversight Council. Admiral Giambastiani also serves on the board of Monster Worldwide, Inc. He served on the boards of SRA International, Inc. from 2008 to 2010, Alenia North America, Inc. from 2008 to 2009 and QinetiQ from 2008 to 2011.

Admiral Giambastiani is a member of the Audit Committee, the Finance Committee and the Special Programs Committee.

During his distinguished U.S. military career of over 40 years, Admiral Giambastiani developed extensive operational and engineering experience that complements Boeing's high-technology business needs. Admiral Giambastiani has a wealth of experience with program development, program resourcing and other aspects of managing major U.S. armed forces acquisition programs. Each of these skills enables him to provide expert advice to senior management and his fellow directors on a range of technical and operational matters, including in his capacity as a member of the Special Programs Committee. Admiral Giambastiani also has extensive experience as a senior military leader in strategy development, which enhances the Board's strategic and management oversight resources.

Lawrence W. Kellner



Age 54
Director since 2011

President, Emerald Creek Group; Former Chairman and Chief Executive Officer, Continental Airlines.

Mr. Kellner has served as President of Emerald Creek Group LLC (private equity) since 2010. Mr. Kellner served as Chairman and Chief Executive Officer of Continental Airlines, Inc. (commercial airline) from December 2004 to December 2009. Mr. Kellner joined Continental as Chief Financial Officer in 1995 and served as President and Chief Operating Officer from March 2003 to December 2004 and as President from May 2001 to March 2003, and was a member of the board of directors from May 2001 to December 2009. Mr. Kellner also serves on the boards of The Chubb Corporation and Marriott International, Inc.

Mr. Kellner is a member of the Audit Committee and the Finance Committee.

Mr. Kellner brings to our Board vast airline industry experience developed during his 14 years of service in key leadership positions at Continental Airlines, including Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. In addition to his deep understanding of strategic planning and operational management matters in the airline industry, Mr. Kellner has extensive knowledge in the fields of finance and accounting, gained principally from his background as Chief Financial Officer at Continental Airlines and American Savings Bank. Mr. Kellner also brings corporate governance expertise gained from his service on the boards of other Fortune 500 companies.

Edward M. Liddy



Age 67
Director since 2010

Partner, Clayton, Dubilier & Rice; Former Chairman and Chief Executive Officer, Allstate.

Mr. Liddy served as a partner at Clayton, Dubilier & Rice, LLC (private equity) from April to September 2008 and rejoined the firm in January 2010. At the request of the Secretary of the U.S. Department of the Treasury, Mr. Liddy served as Interim Chairman and Chief Executive Officer of American International Group, Inc. (insurance and financial services holding company) from September 2008 to August 2009. He served as Chairman of the Board of The Allstate Corporation (insurance) from January 1999 to April 2008. At Allstate, Mr. Liddy also served as Chief Executive Officer from January 1999 to December 2006 and as President and Chief Operating Officer from August 1994 to December 1998. Before joining Allstate, Mr. Liddy held a number of financial and operating positions at Sears, Roebuck and Co. before being named Chief Financial Officer in 1992. Mr. Liddy also serves on the boards of 3M Company, Abbott Laboratories and AbbVie Inc. and served on the boards of Boeing from 2007 to 2008 and The Goldman Sachs Group, Inc. from 2003 to 2008.

Mr. Liddy is Chair of the Audit Committee and a member of the Finance Committee.

Mr. Liddy brings to our Board the benefits of his vast experience as a senior executive and board member of several Fortune 100 companies across a range of industries. Mr. Liddy's executive leadership experience at Allstate, American International Group and Sears, Roebuck and Co. enables him to provide our Board with valuable insights on corporate strategy, risk management, corporate governance and many other issues facing large, global enterprises. In addition, Mr. Liddy's prior service as Chief Financial Officer of Sears, Roebuck and Co. and as chair of the audit committees of Goldman Sachs and 3M gives him particular expertise in accounting, corporate finance, and financial reporting. In recognition of this expertise, the Board has elected Mr. Liddy to serve as Chair of the Audit Committee.

W. James McNerney, Jr.



Age 63
Director since 2001

Chairman, President and Chief Executive Officer, Boeing.

Mr. McNerney has served as Chairman, President and Chief Executive Officer of The Boeing Company since July 2005. Previously, he served as Chairman and Chief Executive Officer of 3M Company (diversified technology) from January 2001 to June 2005. Beginning in 1982, he served in management positions at General Electric Company, his most recent being President and Chief Executive Officer of GE Aircraft Engines from 1997 to 2000. Mr. McNerney also serves on the boards of The Procter & Gamble Company and International Business Machines Corporation. He is Chair of the Business Roundtable and President Obama's Export Council.

Mr. McNerney is Chair of the Special Programs Committee.

Mr. McNerney serves a central leadership role on the Board, communicates management's perspective on important matters to the Board, and provides the Board with in-depth knowledge of each of Boeing's businesses, as well as industry and international challenges and opportunities. In addition to his extensive senior management experience at Boeing, 3M and GE, Mr. McNerney brings to the Board experience as the presiding director at Procter & Gamble and as a director at IBM. This extensive leadership experience on other Fortune 100 boards of directors and as a member of senior management teams enables Mr. McNerney to play a key role in all matters involving our Board, and positions him well to act not only as the Board's Chairman, but also as the principal intermediary between management and the independent directors of our Board.

Susan C. Schwab



Age 57
Director since 2010

Professor, University of Maryland School of Public Policy; Former U.S. Trade Representative.

Ambassador Schwab has been a Professor at the University of Maryland School of Public Policy since January 2009 and a strategic advisor to Mayer Brown, LLP (global law firm) since March 2010. Ambassador Schwab served as U.S. Trade Representative from June 2006 to January 2009 and as Deputy U.S. Trade Representative from October 2005 to June 2006. Prior to her service as Deputy U.S. Trade Representative, Ambassador Schwab served as President and Chief Executive Officer of the University System of Maryland Foundation from June 2004 to October 2005, as a consultant for the U.S. Department of Treasury from July 2003 to December 2003 and as Dean of the University of Maryland School of Public Policy from July 1995 to July 2003. Ambassador Schwab also serves on the boards of Caterpillar Inc. and FedEx Corporation.

Ambassador Schwab is a member of the Audit Committee and the Finance Committee.

Ambassador Schwab brings unique global and governmental perspectives to the Board's deliberations. Ambassador Schwab's extensive experience leading large international trade negotiations positions her well to advise her fellow directors and our senior management on a wide range of key issues facing Boeing through its relationships with non-U.S. companies and governments. Ambassador Schwab's experience in the U.S. government also allows her to advise Boeing on the many challenges and opportunities that relate to government relations. As a result of Ambassador Schwab's prior business experience and current service on other Fortune 100 corporate boards, she brings expertise to the Board on a wide range of strategic, operational, corporate governance and compensation matters.

Ronald A. Williams



Age 63
Director since 2010

Former Chairman and Chief Executive Officer, Aetna.

Mr. Williams served as Chairman of Aetna Inc. (managed care and health insurance) from October 2006 until April 2011, having previously served as Chief Executive Officer from February 2006 until November 2010, President from May 2002 until July 2007 and Executive Vice President and Chief of Health Operations from March 2001 until May 2002. Following his retirement in April 2011, he provided consulting services to Aetna until February 2012. Mr. Williams also serves on the boards of American Express Company and Johnson & Johnson.

Mr. Williams is a member of the Compensation Committee, the Governance, Organization and Nominating Committee and the Special Programs Committee.

Mr. Williams brings to our Board significant leadership, operations and management experience from his tenure at Aetna, including as Chairman and Chief Executive Officer. With more than 25 years of experience in the health care industry, Mr. Williams provides valuable insight into the health insurance and employee benefits industry. In addition, his service as chairman of the audit and risk committee of American Express has enhanced his expertise in the areas of financial reporting, internal controls and risk management for large, complex companies. Mr. Williams also brings corporate governance expertise gained from his service on the boards of other Fortune 100 companies.

Mike S. Zafirovski



Age 59
Director since 2004

Executive Advisor, The Blackstone Group; President, The Zaf Group; Former President and Chief Executive Officer, Nortel.

Mr. Zafirovski has served as Executive Advisor to The Blackstone Group (private equity) since October 2011 and as President of The Zaf Group (consulting) since November 2012. Previously, Mr. Zafirovski served as Director, President and Chief Executive Officer of Nortel Networks Corporation (telecommunications) from November 2005 to August 2009. Prior to that, Mr. Zafirovski was Director, President and Chief Operating Officer of Motorola, Inc. (global communications) from July 2002 to January 2005, and remained a consultant to and a director of Motorola until May 2005. He served as Executive Vice President and President of the Personal Communications Sector (mobile devices) of Motorola from June 2000 to July 2002. Prior to joining Motorola, Mr. Zafirovski spent nearly 25 years with General Electric Company, where he served in management positions, including 13 years as President and Chief Executive Officer of five businesses in the consumer, industrial and financial services arenas, his most recent being President and Chief Executive Officer of GE Lighting from July 1999 to May 2000. Mr. Zafirovski also serves on the board of Stericycle, Inc.

Mr. Zafirovski is a member of the Compensation Committee and the Governance, Organization and Nominating Committee.

Mr. Zafirovski provides guidance to our Board on a wide variety of strategic and business matters based on his vast experience leading high-technology enterprises with significant international operations. Mr. Zafirovski's executive leadership at Nortel, Motorola and GE enable him to provide unique perspectives on strategic planning, technology development, manufacturing, and security and financial matters. Mr. Zafirovski has emphasized corporate governance and quality leadership teams throughout his career, which is particularly valuable given his service as a member of our Governance, Organization and Nominating Committee.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR EACH OF THE ABOVE NOMINEES FOR ELECTION AS DIRECTOR.

Corporate Governance

Corporate Governance Principles

The Board of Directors has adopted policies and procedures to ensure effective governance of the Company. Our corporate governance materials, including our Corporate Governance Principles, the charters of each of the Board's standing committees, our Director Independence Standards and our codes of conduct for directors, finance employees and all employees, as well as information regarding securities transactions by our directors and officers, may be viewed in the corporate governance section of our website at www.boeing.com/corp_gov/. We will also provide written copies of any of the foregoing without charge upon written request to the Office of the Corporate Secretary, Boeing Corporate Offices, 100 North Riverside Plaza, MC 5003-1001, Chicago, Illinois 60606-1596.

The GON Committee periodically reviews our Corporate Governance Principles and proposes modifications to the principles and other key governance practices and policies for adoption by the Board. A copy of our Corporate Governance Principles is included in Appendix 1 to this proxy statement.

Board Composition, Responsibilities and Leadership Structure

The Board of Directors is responsible for overseeing the affairs of the Company. During 2012, the Board held seven meetings, and the five standing committees held a total of 32 meetings. Each director attended more than 86% of the meetings of the Board and the committees on which he or she served during 2012, and average attendance at these meetings exceeded 97%. Absent extenuating circumstances, directors are required to attend our annual meetings of shareholders, and all directors attended our 2012 Annual Meeting.

We do not have a policy requiring that our Chief Executive Officer, or any other member of management, serve as Chairman of the Board. The Board has determined that the appropriate leadership structure for the Board at this time is for Mr. McNerney, our President and Chief Executive Officer, to serve as Chairman of the Board, while also selecting a Lead Director—currently, Mr. Duberstein—to provide independent leadership. Our Lead Director is elected annually by a majority of the independent directors upon a recommendation from the GON Committee. Our Lead Director presides over executive sessions of the nonemployee directors following every regularly scheduled Board meeting (which sessions are not attended by management) and advises the Chairman, in consultation with the other nonemployee directors, as to Board schedules and agendas. The Board has also determined that our Lead Director shall be available to consult with shareholders and call meetings of the nonemployee directors when appropriate. The independent directors believe that our President and Chief Executive Officer's in-depth knowledge of each of our businesses and the competitive challenges each business faces, as well as his extensive experience as a director and senior member of management at other Fortune 100 companies, make him the director best qualified to serve as Chairman. The Board may subsequently decide, however, to change its leadership structure. See our Corporate Governance Principles, which are set forth in Appendix 1 to this proxy statement, for additional information on the leadership structure of the Board.

Board Committees

The Board has five standing committees. Each committee operates under a charter that has been approved by the Board. A copy of each committee charter is posted in the corporate governance section of our website at www.boeing.com/corp_gov/. The biographical information of each of our directors beginning on page 4 includes the standing committees on which he or she serves. The Board also has established a Stock Plan Committee composed of the Chairman, to which the Compensation Committee may delegate certain of its responsibilities.

Audit Committee

The Audit Committee met 11 times in 2012. The Audit Committee oversees our independent auditor and accounting and internal control matters. Its principal responsibilities include oversight of:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;

- our independent auditor's qualifications and independence;
- the performance of our internal audit function;
- the performance of our independent auditor; and
- our risk assessment and risk management processes.

The Audit Committee also prepares the Audit Committee Report included on page 57 of this proxy statement.

The Audit Committee is composed entirely of directors who satisfy NYSE director independence standards and our Director Independence Standards, as well as additional independence standards applicable to audit committee members established pursuant to applicable law. The Board has determined that each Audit Committee member is financially literate as defined by NYSE listing standards, and that Ms. Cook and Messrs. Kellner and Liddy are audit committee financial experts as defined by the rules of the SEC.

Compensation Committee
The Compensation Committee met seven times in 2012. The Compensation Committee oversees our executive and equity compensation programs. Its principal responsibilities include:

- annually reviewing and approving the salary, incentive awards, equity-based awards and any other long-term incentive awards for our CEO and other corporate officers elected by the Board;
- reviewing employment and severance agreements, change-in-control provisions affecting compensation, and special or supplemental arrangements such as supplemental retirement benefits, if any, and perquisites for elected officers;
- reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO's performance in light of those goals and objectives (in each case, together with the GON Committee) and, together with the other independent directors, determining and approving the CEO's compensation based on such evaluation;
- reviewing, approving and monitoring compliance with stock ownership requirements applicable to our CEO and other senior executives;
- reviewing periodic reports on our compensation programs as they affect all employees, including management's assessments as to whether risks arising from such programs are reasonably likely to have a material adverse effect on the Company; and
- approving and overseeing all incentive compensation plans and other equity-based plans and approving, or recommending to the Board to approve, changes to such plans.

The Compensation Committee also prepares the Compensation Committee Report included on page 34 of this proxy statement. The Compensation Committee is composed entirely of directors who satisfy NYSE director independence standards and our Director Independence Standards.

Finance Committee
The Finance Committee met six times in 2012. The Finance Committee's principal responsibilities include reviewing and, where appropriate, making recommendations to the Board with respect to:

- proposed dividend actions, stock splits and repurchases, and issuances of debt or equity securities;
- strategic plans and transactions, including mergers, acquisitions and divestitures, as well as joint ventures and other equity investments;
- customer financing activities;
- our funding plans and funding plans of our subsidiaries;
- our significant financial exposures, contingent liabilities and major insurance programs;

- our credit agreements and short-term investment policies; and
- employee benefit plan trust investment policies, administration and performance.

In addition, the Finance Committee is responsible for managing risks related to our capital structure, significant financial exposures, major insurance programs and our employee pension plan policies and performance and regularly evaluates financial risks associated with such programs.

The Finance Committee is composed entirely of directors who satisfy NYSE director independence standards and our Director Independence Standards.

Governance, Organization and Nominating Committee
The GON Committee met six times in 2012. The GON Committee's principal responsibilities include:

- making recommendations to the Board concerning the organization, leadership, structure, size and composition of the Board, as well as the compensation and benefits of nonemployee directors;
- identifying and recommending to the Board candidates who are qualified to become directors under the criteria set forth in our Corporate Governance Principles;
- assessing the independence of directors on an annual basis and making recommendations to the Board with respect to such assessments;
- overseeing the annual performance evaluation process for the Board;
- monitoring and reviewing at least annually the performance of our CEO and plans for senior management succession;
- monitoring compliance with stock ownership requirements for directors;
- considering possible conflicts of interest of directors and officers; and
- reviewing corporate governance developments and, where appropriate, making recommendations to the Board on corporate governance.

The GON Committee works with a third-party search firm to identify potential candidates to serve on the Board. The GON Committee is composed entirely of directors who satisfy NYSE director independence standards and our Director Independence Standards.

Special Programs Committee
The Special Programs Committee met once in 2012. The Special Programs Committee reviews Boeing's programs that the U.S. government has designated as classified for purposes of national security.

Risk Oversight

Senior management is responsible for day-to-day management of risks facing Boeing, including the creation of appropriate risk management policies and procedures. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board regularly assesses significant risks to the Company in the course of reviews of corporate strategy and the Company's long-range business plan, including significant new development programs. As part of its responsibilities, the Board and its standing committees also regularly review material strategic, operational, financial, compensation and compliance risks with senior management. For example, our Senior Vice President, Office of Internal Governance reports to the Audit Committee on a regular basis with respect to compliance with our risk management policies. The Audit Committee is responsible for discussing our overall risk assessment and risk management practices. The Audit Committee also performs a central oversight role with respect to financial and compliance risks, and reports on its findings at each regularly scheduled meeting of the full Board after meeting with our Senior Vice President, Office of Internal Governance, Vice President, Corporate Audit and our independent auditor, Deloitte & Touche LLP. The Compensation Committee considers risk in connection with its design of compensation programs, and has engaged an independent compensation consultant to provide assistance in mitigating compensation-related risk. For more information on the Board's oversight of risks relating to our compensation practices, see "Executive Compensation—Compensation and Risk" on page 35. In addition, the Finance Committee is responsible for managing risks related to our capital structure, significant financial exposures, major insurance programs and our employee pension plan policies and performance and regularly evaluates financial risks associated with such programs. Additional information about the Board's responsibilities related to the management of risk is set forth in our Corporate Governance Principles.

Communications with the Board

The Board of Directors has established a process whereby shareholders and other interested parties can send communications to our Lead Director or to the nonemployee directors as a group. This process is described on our website at www.boeing.com/corp_gov/email_the_board.html.

Director Independence

Our Corporate Governance Principles require that at least 75% of the Board satisfy the NYSE criteria for independence. The Board of Directors has adopted Director Independence Standards to assist in assessing director independence. The Director Independence Standards are designed to supplement and be applied together with the corporate governance standards of the NYSE. A director is considered "independent" if the Board affirmatively determines, after consideration of all relevant facts and circumstances, that the director has no material relationship with us other than as a director, either directly or as a partner, shareholder or executive officer of another entity that has a relationship with Boeing.

Under the Director Independence Standards, a director will not be considered "independent" if:

- the director is, or within the last three years has been, employed by us;
- an immediate family member of the director is, or within the last three years has been, an executive officer of Boeing;
- the director, or an immediate family member of the director, is a partner of our internal or external auditor, or within the last three years has been a partner or employee of such a firm and personally worked on our audit within that time;
- the director is an employee of our internal or external auditor;
- an immediate family member of the director is an employee of our internal or external auditor and personally works on our audit;
- the director, or an immediate family member of the director, received more than $120,000 over a twelve-month period in direct compensation from us within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;
- the director is, or within the last three years has been, an executive officer of another company where any of our current executive officers serve or served on that company's compensation committee;
- an immediate family member of the director is, or within the last three years has been, an executive officer of another company where any of our current executive officers serve or served on that company's compensation committee;
- the director is an employee of a company that makes payments to or receives payments from us for property or services in an amount that exceeds in any of the last three fiscal years $1 million or 2% of that company's consolidated gross revenues, whichever is greater; or
- an immediate family member of the director is an executive officer of a company that makes payments to or receives payments from us for property or services in an amount that exceeds in any of the last three fiscal years $1 million or 2% of that company's consolidated gross revenues, whichever is greater.

In addition, the Board of Directors has determined that the following relationships are not considered to be material and would not impair a director's independence:

- the director's service as an employee of an organization that has purchased property or services from us, or provided property or services to us, if (1) payments for such property or services have not exceeded the greater of $1 million or 1% of that organization's or our consolidated gross revenues in each of the past three fiscal years and (2) the director is not compensated directly or indirectly as a result of this relationship other than that the payments add to the revenue of the organization or Boeing; or

- the director's service as an executive officer of a tax-exempt or charitable organization if, within the preceding three years, our discretionary contributions to the organization (other than employee and director matching contributions under our gift matching programs) in any single fiscal year have not exceeded the greater of $1 million or 2% of that organization's consolidated gross revenues.

The ownership of a significant amount of stock is not in and of itself a bar to an independence determination but rather one factor that the Board considers.

The Board reviews commercial and charitable relationships of directors and determines and discloses on an annual basis whether each director satisfies the independence standards. For relationships not covered by the Director Independence Standards, the determination of whether the relationship is material or not, and therefore whether the director may be considered independent, is made by the directors who themselves satisfy the independence standards.

The Board of Directors has reviewed the direct and indirect relationships between us and each of our directors and has determined that David L. Calhoun, Arthur D. Collins, Jr., Linda Z. Cook, Kenneth M. Duberstein, Edmund P. Giambastiani, Jr., Lawrence W. Kellner, Edward M. Liddy, Susan C. Schwab, Ronald A. Williams and Mike S. Zafirovski are independent under NYSE director independence standards and our Director Independence Standards and have either no relationships with us (other than as a director and shareholder) or only immaterial relationships with us. The Board reached the same determination with respect to John F. McDonnell, who served as a director until his retirement in April 2012. W. James McNerney, Jr. is not an independent director because he is our President and Chief Executive Officer.

Codes of Conduct

The Board expects directors, officers and employees to act ethically at all times and adhere to all relevant codes of conduct. Shareholders may view codes of conduct applicable to our directors and employees at www.boeing.com/corp_gov/. Only the Board may grant a waiver of any code of conduct provision for a director or executive officer and any such waiver will be promptly disclosed. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the Chairman of the Board or the Chair of the GON Committee. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests.

Outside Board Memberships

Our CEO and other officers elected by the Board must obtain the approval of the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity. Directors must notify the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity, and must not accept such service until being advised by the Chair of the GON Committee that the GON Committee has determined that service on such other board would not create regulatory issues or potential conflicts of interest and would not conflict with Boeing policies. A director may not serve on the boards of more than four other public companies or, if the director is an active chief executive officer or equivalent of another public company, on the boards of more than two other public companies. While we acknowledge the value in having directors and officers with significant experience in other businesses and activities, directors are expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as members of the Board.

In January 2009, Nortel Networks Corporation, for which Mr. Zafirovski served as Director, President and Chief Executive Officer, and subsidiary companies filed for bankruptcy protection in the United States, Canada and Europe. The Board has concluded that these events do not impair Mr. Zafirovski's ability to continue to serve as an independent director. Mr. Zafirovski resigned from Nortel on August 9, 2009.

Director Compensation

We provide compensation to our nonemployee directors in order to:

- align their interests with the long-term interests of our shareholders,
- attract and retain outstanding director candidates who have the requisite experience and background as set forth in our Corporate Governance Principles, and
- recognize the substantial time commitments required to exercise oversight of the Company and fulfill the other responsibilities required of our directors.

Mr. McNerney, our sole employee director, does not receive additional compensation for his Board service.

The GON Committee annually assesses the form and amount of compensation and benefits for nonemployee directors, and makes appropriate recommendations to the Board. When making its recommendations, the GON Committee considers director compensation levels at companies that are also benchmarks for our executive compensation program. See "Benchmarking Against Our Peer Group" on page 32 for more information. Compensation Advisory Partners LLC serves as the GON Committee's independent consultant with respect to the compensation and benefits of nonemployee directors. See "Compensation Consultants" on page 32 for more information. Independent directors may not receive, directly or indirectly, any consulting, advisory or other compensatory fees from us.

Our nonemployee director compensation program consists of cash (board, committee chair and lead director annual retainer fees) and equity (retainer stock units). Our directors are also eligible to participate in our Board Member Leadership Gift Match Program, which matches dollar-for-dollar charitable contributions made by the director to non-profit organizations or educational institutions with which the director is substantially involved, with a maximum match of $31,000 per director on an annual basis.

2012 Director Compensation Table

The following table sets forth information regarding compensation for each of our nonemployee directors in 2012.

Name	Fees Earned or Paid in Cash ($)(7)	Stock Awards ($)(8)	All Other Compensation ($)(9)	Total ($)
David L. Calhoun	$110,000	$140,000	$30,000	$280,000
Arthur D. Collins, Jr.(1)	125,000	140,000	31,500	296,500
Linda Z. Cook (2)	120,041	140,000	21,500	281,541
Kenneth M. Duberstein(3)	150,000	140,000	31,500	321,500
Edmund P. Giambastiani, Jr.	110,000	140,000	5,250	255,250
Lawrence W. Kellner(4)	137,123	174,520	31,500	343,143
Edward M. Liddy(5)	125,000	140,000	—	265,000
John F. McDonnell(6)	62,500	70,000	31,000	163,500
Susan C. Schwab	110,000	140,000	28,620	278,620
Ronald A. Williams	110,000	140,000	31,500	281,500
Mike S. Zafirovski	110,000	140,000	31,500	281,500

(1) Finance Committee Chair through April 29, 2012. Compensation Committee Chair effective April 30, 2012.
(2) Finance Committee Chair effective April 30, 2012.
(3) Lead Director; Governance, Organization and Nominating Committee Chair.
(4) Mr. Kellner joined the Board on October 3, 2011, after the payment date for the fourth quarter 2011 installment of retainer fees. The amounts shown include $27,123 cash compensation earned in 2011 but paid in 2012 and the grant date fair value of $34,520 for 463 retainer stock units earned in 2011 but awarded in 2012.
(5) Audit Committee Chair.

(6) Compensation Committee Chair through April 29, 2012. Retired from the Board effective April 30, 2012.
(7) Reflects total cash compensation paid to each director in 2012 and includes amounts deferred at the director's election pursuant to our Deferred Compensation Plan for Directors.
(8) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the retainer stock units awarded to each director in 2012. Such grant date fair value for these awards is equal to the Fair Market Value of the underlying Boeing stock on the grant date. The "Fair Market Value" for a single trading day is the average of the high and low per share trading prices for Boeing stock as reported by The Wall Street Journal for the New York Stock Exchange Composite Transactions. As of December 31, 2012, the following nonemployee directors had the aggregate number of deferred stock units accumulated in their deferral accounts for all years of service as a director from deferrals of cash compensation and awards of retainer stock units, including additional deferred stock units credited as a result of dividend equivalents earned with respect to the deferred stock units, as follows: Mr. Calhoun, 9,490 units; Mr. Collins, 23,352 units; Ms. Cook, 24,590 units; Mr. Duberstein, 44,730 units; Admiral Giambastiani, 6,846 units; Mr. Kellner, 2,416 units; Mr. Liddy, 9,643 units; Mr. McDonnell, 28,856 units; Ambassador Schwab, 5,884 units; Mr. Williams, 4,248 units; and Mr. Zafirovski, 30,255 units.
(9) Consists of gift matching of charitable contributions under the Board Member Leadership Gift Match Program as follows: $31,000 for each of Messrs. Collins, Duberstein, Kellner, McDonnell, Williams and Zafirovski; $30,000 for Mr. Calhoun; $28,120 for Ambassador Schwab; $21,000 for Ms. Cook; and $4,750 for Admiral Giambastiani; and a $500 donation made by the Company to a charity of each nonemployee director's choice (other than Messrs. Calhoun, Liddy, and McDonnell). Directors derive no financial benefit from any of these charitable contributions.

Cash Compensation

In 2012, nonemployee directors received a cash annual retainer fee of $110,000. Our Lead Director received an additional annual retainer fee of $25,000. Chairs of the Audit Committee, the Compensation Committee, the GON Committee and the Finance Committee received an additional annual retainer fee of $15,000. We do not pay additional fees for attending Board or committee meetings. All retainer fees are payable in four quarterly installments as of the first business day of each quarter and are pro-rated for directors who join the Board during a quarter. We reimburse nonemployee directors for actual travel and out-of-pocket expenses incurred in connection with their services. Based on the independent compensation consultant's analysis of director compensation trends among our peer group companies, the GON Committee recommended and the Board approved, effective January 1, 2013, an increase in the cash annual retainer fee to $120,000 and an increase in the Audit Committee Chair annual retainer fee to $20,000, in each case to more closely align cash compensation with that of our peer group.

Deferred Compensation

Pursuant to our Deferred Compensation Plan for Directors, nonemployee directors may elect to defer all or part of their cash compensation into an interest-bearing, cash-based account or a stock unit account as deferred stock units. The number of deferred stock units is calculated by dividing the amount of the deferred fees by the Fair Market Value of Boeing stock on each of the four quarterly dates on which the annual retainer fee is paid. Directors do not have the right to vote or transfer deferred stock units. Deferred stock units earn the equivalent of dividends, which are credited as additional deferred stock units, and will be distributed as shares of Boeing stock. Directors may elect to receive the distribution in a lump sum or in annual payments over a maximum of 15 years beginning no earlier than the January following the year of the director's termination of Board service. For the 2012 deferrals, the Fair Market Value on each of January 3, April 2, July 2 and October 1, 2012 was $74.56, $74.54, $73.60 and $70.24, respectively. The following directors elected to defer cash compensation into deferred stock units as follows: Mr. Calhoun, $110,000 for 1,503 units; Mr. Collins, $125,000 for 1,708 units; Mr. Liddy, $125,000 for 1,708 units; and Mr. Zafirovski, $110,000 for 1,503 units. Ambassador Schwab elected to defer $110,000 of her 2012 cash compensation into an interest-bearing, cash-based account.

Stock-Based Compensation

Our nonemployee directors receive equity compensation in the form of retainer stock units, which are credited to the account of the director pursuant to our Deferred Compensation Plan for Directors and are not distributed as shares of Boeing stock until after termination of Board service. The Board believes that retainer stock units align directors' interests with the long-term interests of our shareholders. During 2012, each nonemployee director was entitled to receive retainer stock units valued at $140,000. Retainer stock units are awarded in four quarterly installments as of the first business day of each quarter and are pro-rated for directors who join the Board during a quarter. Each nonemployee director received an aggregate of 1,913 retainer stock units during 2012, except for (a) Mr. McDonnell, who retired from the Board during 2012 and was awarded 939 retainer stock units representing units earned for service during 2012; and (b) Mr. Kellner, who received an additional 463 units representing units earned during 2011 but not awarded until 2012 because he joined the Board after the award date for the fourth quarter 2011 retainer stock units. Based upon the independent compensation consultant's analysis of director compensation trends among our peer group companies, the GON Committee recommended and the Board approved an increase in the value of retainer stock units each nonemployee director is entitled to receive effective January 1, 2013 to $150,000 in order to more closely align this component of our nonemployee director compensation with our peer group. The retainer stock units are credited to the director's account (an unfunded stock unit account) in our Deferred Compensation Plan for Directors. Directors do not have the right to vote or transfer retainer stock units. Retainer stock units earn the equivalent of dividends, which are credited as additional retainer stock units. Directors may elect to receive the distribution of shares in respect of these units in a lump sum or in annual payments over a maximum of 15 years beginning no earlier than the January following the year of the director's termination of Board service. Before 2005, nonemployee directors received annual option grants. As of December 31, 2012, Messrs. Duberstein and McDonnell had 2,400 and 4,800, respectively, outstanding stock options, all of which are fully vested.

Director Stock Ownership Requirements
In order to further align the interests of nonemployee directors with the long-term interests of our shareholders, the Board has determined that, by the end of his or her third and sixth year as a director, each nonemployee director should own stock or stock equivalents with a value equal to three and five times, respectively, the annual cash retainer fee. The GON Committee annually reviews nonemployee directors' ownership relative to the stock ownership requirements, and makes recommendations as appropriate. See our Corporate Governance Principles, which are set forth in Appendix 1 to this proxy statement, for additional information. All directors currently meet the applicable equity ownership requirements.

Compensation Consultants

The Compensation Committee has engaged Compensation Advisory Partners LLC ("CAP") to serve as independent consultant to both the Compensation Committee and GON Committee. In this capacity, CAP provides peer group pay practices and other relevant benchmarks with respect to chief executive officer and nonemployee director compensation to the Compensation Committee and the GON Committee, respectively, as well as an ongoing overview of regulatory developments and compensation trends. In addition, CAP reviews and advises the Compensation Committee concerning management's compensation data and recommendations. CAP takes direction from the Compensation and GON Committees, as appropriate, reports directly to the committees and does not provide any other services to Boeing. See discussion beginning on page 31 under "Executive Compensation—Compensation Discussion and Analysis—Governance of Pay Setting Process—Role of Board, Management and Consultants." The Compensation Committee has assessed the independence of CAP pursuant to SEC and NYSE rules and determined that no conflict of interest exists that would prevent CAP from independently representing the Compensation and GON Committees. In making this assessment, the Compensation Committee considered each of the six factors set forth by the SEC and the NYSE with respect to the compensation consultant's independence, including that CAP provides no other services for Boeing other than pursuant to its engagement by the Compensation and GON Committees. The Compensation Committee also determined that there were no other factors that the Committee should consider in connection with the assessment or that were otherwise relevant to the Committee's engagement of CAP.

Related Person Transactions

Some of our directors, executive officers, greater than 5% shareholders and their immediate family members may be directors, officers, partners, employees or shareholders of entities with which we do business in the ordinary course. We carry out transactions with these firms on customary terms, and, in many instances, our directors and executive officers may not have knowledge of them.

Policies and Procedures

We regularly review transactions with related persons, including sales, purchases, transfers of realty and personal property, services received or furnished, use of property and equipment by lease or otherwise, borrowings and lendings, guarantees, filings of consolidated tax returns and employment arrangements. Under our policies and procedures, related persons include our executive officers, directors, director nominees and holders of more than 5% of our stock, as well as their immediate family members. Any findings are furnished to the Vice President, Accounting and Financial Reporting, who reviews any potential related person transactions identified for materiality and evaluates the need for disclosure under SEC rules.

In addition, the GON Committee assesses possible conflicts of interest of directors and executive officers, and considers for review and approval or ratification any transaction or proposed transaction required to be disclosed under SEC rules in which Boeing is or is to be a participant and the amount involved exceeds $120,000, and in which a director, director nominee, executive officer or an immediate family member of such persons has or will have an interest.

Executive officers are also subject to our policies and procedures applicable to all employees, which require them to disclose potential conflicts of interest and us to conduct reviews and make determinations with respect to specified transactions. Our Vice President, Ethics and Business Conduct, oversees this review and determination, and refers to the GON Committee for review and approval or ratification possible conflicts of interest involving executive officers. The factors considered in making the determination include the executive officer's duties and responsibilities toward us and, if the transaction includes another company, (1) the company or business involved in the transaction, including the product lines and market of the company or business, (2) the relationship between us and the other company or business, if any (for example, if the other company is one of our suppliers, customers or competitors) and (3) the relationship between the executive officer or his or her immediate family and the other company or business (for example, owner, co-owner, employee or representative).

Directors are required to disclose to the Chairman of the Board or the Chair of the GON Committee any situation that involves, or may reasonably be expected to involve, a conflict of interest with us, including:

- engaging in any conduct or activities that would impair our relationship with any person or entity with which we have proposed or propose to enter into a business or contractual relationship;
- accepting compensation from us other than compensation associated with his or her activities as a nonemployee director unless such compensation is approved in advance by the Chair of the GON Committee;
- receiving improper gifts from persons or entities that deal with us; and
- using our assets, labor or information for personal use except as outlined in our policies and procedures or unless approved by the Chair of the GON Committee or as part of a compensation or expense reimbursement program available to all directors.

Directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

Finally, pursuant to our Corporate Governance Principles, we may not, directly or indirectly, extend or maintain credit or arrange for or renew an extension of credit in the form of a personal loan to or for any director or executive officer.

Certain Transactions

Evercore Trust Company, N.A. ("Evercore") is a beneficial holder of more than 5% of our outstanding common stock according to Amendment No. 5 to Schedule 13G filed by Evercore with the SEC on February 12, 2013. Evercore is the investment manager for shares of our common stock held by The Boeing Company Employee Savings Plans Master Trust (the "Savings Plans Trust") and is entitled to an annual fee based on the market value of our common stock in the Savings Plans Trust. In 2011 and 2012, these fees totaled approximately $930,000 and $960,000, respectively.

State Street Bank and Trust Company ("State Street") is a beneficial holder of more than 5% of our outstanding common stock according to a Schedule 13G filed by State Street Corporation with the SEC on February 12, 2013. State Street is the trustee of the Savings Plans Trust. During 2012, the Savings Plans Trust paid State Street approximately $1.8 million for its services as trustee of the Savings Plans Trust and for services relating to the Savings Plans Trust's custody accounts held at State Street containing cash and investable securities. In addition, State Street Global Advisors and State Street Global Markets, divisions of State Street, acted as investment managers for various investment fund options within the Savings Plans Trust, and received approximately $2.4 million in fees for such services in 2012. State Street also provides benefits administration services on behalf of certain of our retirement plans and received approximately $3.5 million in fees for such services in 2012.

BlackRock, Inc. ("BlackRock") is a beneficial holder of more than 5% of our outstanding common stock according to Amendment No. 1 to Schedule 13G filed by BlackRock with the SEC on February 8, 2013. BlackRock acted as an investment manager for certain investment fund options within the Savings Plans Trust and received approximately $6.3 million for such services in 2012. BlackRock also provided investment management and investment analytics services to The Boeing Company Employee Retirement Plans Master Trust and received approximately $12.8 million for such services in 2012.

We, from time to time, enter into customary commercial and investment banking relationships with Evercore, State Street, BlackRock and their respective affiliates.

Advisory Vote to Approve Named Executive Officer Compensation (Item 2)

Our Board, pursuant to Section 14A of the Securities Exchange Act of 1934, seeks your advisory vote approving the compensation of our named executive officers as set forth in this proxy statement under the heading "Executive Compensation," including the Compensation Discussion and Analysis and the accompanying compensation tables and related material.

For the reasons discussed below, our Board recommends that you vote FOR the resolution approving the compensation of our named executive officers.

We have designed our executive compensation program to attract and retain highly qualified, superior leaders, reward performance, and align our executives' interests with the long-term interests of our shareholders. We believe that our recent performance validates this approach, as evidenced in part by three-year annualized shareholder returns of 14% as of December 31, 2012 and the other performance highlights as set forth in the Executive Summary of our Compensation Discussion and Analysis, which begins on page 21. Our Compensation Discussion and Analysis also describes in detail the components of our executive compensation program and the process by which our Board makes executive compensation decisions. Highlights of our program include the following:

Pay for Performance

- no guaranteed bonuses;
- our annual and long-term incentive metric drives competitive behavior by focusing our executives on the long-term and balanced objectives of increasing revenues, reducing costs and effectively managing net assets;
- 89% of our Chief Executive Officer's 2012 target compensation was variable and tied to performance, and we have not increased his base salary since March 2008;

Alignment with Shareholder Interests

- no accelerated vesting of equity awards upon a change-in-control;
- no accelerated vesting of annual or long-term incentive program awards, other than on a pro-rated basis based on active employment during the vesting period for performance awards and restricted stock units;
- significant stock ownership requirements, including 6x base salary for our CEO, ensuring that our senior executives maintain a significant stake in our long-term success;

Responsible Pay Practices

- no tax gross-ups to our executives other than for certain relocation expenses;
- voluntary adoption of key governance reforms, such as clawbacks, prohibiting hedging, and engaging an independent compensation consultant; and
- our equity plans prohibit repricing and buybacks of stock options.

We believe that our executive compensation program plays a key role in driving Boeing's long-term performance, as evidenced by Boeing's strong financial and operating performance in 2012 despite challenging economic and business conditions. In future years, we expect to continue to drive performance in our businesses and return value to our shareholders by rewarding executives who deliver strong results and tying executive compensation levels to demonstrated individual and business-level performance.

In 2012, our shareholders approved the compensation of our named executive officers with a FOR vote of 93.7%. This year, we once again request your vote supporting the following nonbinding resolution:

RESOLVED: That the compensation paid to the named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THIS PROPOSAL.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

2012 Performance Highlights. Our executives' realized compensation is tied to financial and operating performance and is intended to drive sustained, long-term increases in shareholder value. In 2012, Boeing delivered strong core operating performance across each of its businesses, resulting in:

- total revenues of $81.7 billion, compared with $68.7 billion in 2011;
- diluted earnings per share from continuing operations of $5.11, compared with $5.33 in 2011;
- operating cash flow of $7.5 billion, compared with $4.0 billion in 2011; and
- total backlog at year-end of $390.3 billion, compared with $355.5 billion at year-end 2011.

In addition, in December 2012 the Board increased the quarterly cash dividend from $0.44 to $0.485 per share and announced the resumption of Boeing's share repurchase program, with repurchases expected to total between $1.5 and $2.0 billion in 2013. Other 2012 performance highlights include:

Achievements
Industry-Leading Deliveries. Delivered industry-leading 601 airplanes to commercial customers; 144 military airplanes to government customers; and 10 satellites.
New South Carolina Factory. Began 787 deliveries from new final assembly facility in North Charleston, SC.
Strong Product and Services Demand. Earned 1,203 commercial airplane orders, including record-breaking 1,124 737 orders, 914 of which were for the new 737 MAX. Recorded C-17 win in India, finalized Apache and AH-6i selections in Saudi Arabia, and earned a C-17 aircraft sustainment contract from the U.S. Air Force.
New NASA Development Contracts. Awarded NASA contracts for Space Launch System and third phase of the Commercial Crew effort.
Investing in the Future. Completed seven first-of-model flights, including Phantom Eye, India P-8I, and the Insitu RQ-21A Integrator. Continued development of 787 family and 737 MAX.
Strong Shareholder Returns. Yielded annualized three-year return of 14%, including 5% in 2012.

Boeing's Executive Compensation Program. The principal elements of our executive compensation program are: base salary; an annual incentive award opportunity; and long-term incentive compensation, consisting of performance awards, restricted stock units (RSUs) and stock options. Most of our executives' compensation, including all elements of our annual and long-term incentive programs, is variable and tied to individual, business unit and/or Company performance during the relevant performance period. Individual performance is measured against an individual's achievements with respect to business goals and objectives and an assessment relative to our six leadership attributes. Other key features of our executive compensation program include:

What We Do	What We Don't Do
• Forfeiture of all unvested stock options upon termination of employment for any reason	• No guaranteed bonuses
• Significant stock ownership requirements, including 6x base salary for our CEO, ensuring that senior executives are substantially invested in the Company and its long-term success	• No accelerated vesting of long-term incentive awards, other than pro-rated vesting of performance awards and RSUs based on active employment during the vesting period
• Clawback policy covering all incentive compensation earned by our executive officers	• No accelerated vesting of equity awards in connection with a change-in-control
• Prohibit hedging of Boeing securities by executives and directors	• No tax gross-ups, other than for certain relocation expenses
• Independent Compensation Consultant	• No repricing or buybacks of stock options

Selection of Performance Metrics. When evaluating potential performance metrics, the Board's Compensation Committee considers Boeing's business, including the cyclical nature of our business, the significant costs and risks associated with product development activity, and our substantial long-term investments in property, plant and equipment. The Committee also considers a potential metric's historical correlation to long-term shareholder value; how the potential metric incorporates earnings, cash generation and efficient use of net assets; and the extent to which the metric is clear and straightforward to employees, shareholders and other stakeholders. The Compensation Committee believes that economic profit (net operating profit after tax, less a capital charge) remains the most effective performance metric for each of our incentive plans. Any reference to economic profit in this proxy statement shall mean economic profit if and as adjusted by the Compensation Committee to reflect the core operating performance of the Company. For additional information on economic profit, see "Program Design and Principal Elements of Executive Compensation—Performance Metric for Incentive Plans" on page 24.

The following table sets forth our economic profit goals and actual performance as measured against those goals for the 2012 annual incentive plan and 2010-2012 performance awards under the long-term incentive program, as well as the key drivers of our performance over these periods.

Compensation Element	Goal	Actual Performance ($)	Actual Performance %	Key Drivers of Actual Performance
2012 Annual Incentive Plan	$1.321B	$1.955B	160%	• Successful production rate increases across multiple commercial aircraft programs • Key Boeing Defense, Space & Security (BDS) international program wins • Increased cost savings driven by market-based affordability efforts at BDS and productivity initiatives at Boeing Commercial Airplanes (BCA) • Disciplined asset and cash management • Mitigation of risks related to BDS market conditions, BCA development program risks and production rate increases
2010-2012 Performance Awards	$6.143B	$6.834B	145%	• Increased BCA orders and deliveries driven by the 737 and 777 programs • Increased cost savings driven by market-based affordability efforts at BDS and productivity initiatives at BCA • Disciplined asset and cash management • Enterprise-wide mitigation of development, production and market risks

Historical Performance. The following graphs show our historical performance against our economic profit goals for the annual incentive plan and the performance award component of our long-term incentive program.


Annual Incentive Plan
200%
150%
100%
50%
0%
120%
150%
60%
70%
140%
160%
160%
Target
2006
2007
2008
2009
2010
2011
2012
Performance Score as a % of Target
Performance Awards
200%
150%
100%
50%
0%
111%
37%
0%
68%
145%
Target
'06-'08
'07-'09
'08-'10
'09-'11
'10-'12
Performance Score as a % of Target

2012 CEO Compensation. In 2012, our Chief Executive Officer, W. James McNerney, Jr., received a base salary of $1.93 million. Mr. McNerney's base salary has not increased since March 2008. In 2012, Mr. McNerney's target annual incentive payout remained at 170% of base salary with a maximum potential payout of 230% of base salary. Mr. McNerney received an annual incentive payout of $4,439,000 for 2012. In addition, Mr. McNerney received a 2010-2012 performance award of $6,380,580, or 145% of the target set at the beginning of the performance period in 2010. In 2012, Mr. McNerney's aggregate target award under our long-term incentive program was 650.0% of base salary. Mr. McNerney's aggregate long-term incentive target awards were 570.0% of base salary in 2010 and 590.7% in 2011.

2012 Say-on-Pay Advisory Vote Outcome

In 2012, our executive compensation program received 93.7% approval from our shareholders. We believe that this result demonstrates our shareholders' strong endorsement of the Compensation Committee's executive compensation decisions and policies. Our shareholder vote was one of many factors contributing to the Compensation Committee's decision to preserve our current compensation policies. The Compensation Committee will continue to consider results from future shareholder advisory votes, which will be held annually until the next shareholder advisory vote on the frequency of future votes on executive compensation, in its ongoing evaluation of our executive compensation programs and practices.

Executive Compensation Program Objectives

Program Objective	Achievement of Objective
Link compensation to achievement of business objectives	• A majority of executive pay is not guaranteed, and is tied to individual and business performance. • Economic profit, the metric for the annual incentive plan and performance awards under the long-term incentive program, is tied to our annual and long-term strategic, financial and operational objectives and is approved by the Compensation Committee.
Attract and retain world-class talent	• Compensation elements and award opportunities are designed to enable us to compete effectively for talent. • High-performers are rewarded with above-target pay when Company, business unit and/or individual goals are exceeded.
Shareholder alignment	• Approximately 80-90% of named executive officer target compensation is linked to share price appreciation and achievement of economic profit targets. • Senior executives are required to meet and maintain significant stock ownership requirements throughout the term of their employment with the Company. • We do not accelerate vesting of equity awards in connection with a change-in-control.
Risk oversight	• Our annual incentive awards and performance awards are capped. • Each of our named executive officers is subject to significant stock ownership requirements, as well as clawback provisions and prohibitions against hedging and other speculative activity. • Annual review of our executive compensation plans and structures is performed by our Compensation Committee. • Risk considerations relating to our compensation programs are discussed in additional detail on page 35.

Program Design and Principal Elements of Executive Compensation

2012 Named Executive Officers and Annualized Target Compensation. We design our executive compensation program to attract and retain the talent needed to achieve our business and financial objectives, reward executives who achieve our objectives, and align executives' interests with the long-term interests of our shareholders. The Board's Compensation Committee reviews our executive compensation program on at least an annual basis and, with the assistance of its independent compensation consultant, compares our executive compensation practices to those of our peers. Individual executive pay is generally targeted at the median of our peer group, but can vary based on the requirements of the position (competencies and skills), the executive's experience and performance, and the organizational structure of the businesses (internal alignment and pay relationships).

The table below sets forth our 2012 named executive officers (NEOs) with their target compensation elements and target total compensation based on their base salary as of March 1, 2012 (June 26, 2012, in the case of Mr. Conner). In each case, "target" amounts are those amounts that would have been earned by the executive assuming that the Company and the executive achieved target performance set by the Compensation Committee. The 2012 Target Long-Term Incentive Compensation column reflects target values of all awards under our long-term incentive program, which consists of performance awards, stock options and RSUs. We believe the target compensation levels described below provide for competitive pay based on the market value of the executive's position, and serve to attract and retain the executive talent needed to run the business.

(Dollars in thousands) **Name**	**2012 Annualized Base Salary (a)**	**2012 Target Annual Incentive as a % of Base Salary (b)**	**2012 Target Annual Incentive Compensation (c)=(a) x (b)**	**2012 Target Long-Term Incentive as a % of Base Salary (d)**	**2012 Target Long-Term Incentive Compensation (e)=(a) x (d)**	**2012 Total Annualized Target Direct Compensation (f)=(a)+(c)+(e)**
W. James McNerney, Jr. *Chairman, President and CEO*	$1,930	170%	$3,281	650%	$12,545	$17,756
Gregory D. Smith *Executive V.P. and CFO*	625	85%	531	325%	2,031	3,187
Raymond L. Conner *Executive V.P., President and CEO, Commercial Airplanes*	750	90%	675	350%	2,625	4,050
J. Michael Luttig *Executive V.P. and General Counsel*	803	95%	763	350%	2,811	4,377
Dennis A. Muilenburg *Executive V.P., President and CEO, Defense, Space & Security*	900	100%	900	400%	3,600	5,400
James F. Albaugh *Former Executive V.P., President and CEO, Commercial Airplanes*	1,035	110%	1,139	425%	4,399	6,573
James A. Bell *Former Executive V.P., Corporate President and CFO*	896	100%	896	425%	3,808	5,600

Performance Metric for Incentive Plans. We use economic profit as the performance metric throughout our incentive compensation programs for employees at all levels. Economic profit measures our ability to generate earnings after covering the capital expenses associated with our net assets. We believe that economic profit effectively integrates the key drivers of our profitability and long-term growth, including earnings and cash generation, ongoing productivity, and efficient use of net assets, while also taking into account Boeing's cost of capital. Another feature of economic profit as a performance metric for Boeing has been its historical correlation to shareholder returns. In addition, economic profit is aligned with our enterprise financial performance targets and is the sole financial metric for our broad-based, annual non-executive employee incentive plan. This alignment between executives and non-executives encourages all of our employees to work toward the same financial goals. For these reasons, the Compensation Committee has determined that economic profit is the most appropriate metric for both our annual and long-term incentive programs. Economic profit is calculated as follows:

- Net operating profit after tax (operating earnings, adjusted to exclude share-based plans expense and Boeing Capital Corporation interest expense, and reduced for taxes using an effective tax rate), less
- Capital charge (average net assets multiplied by a targeted cost of capital, where average net assets excludes cash, marketable securities, debt and certain pension and other post-retirement benefit obligations).

In order to better reflect the core operating performance of the Company and its businesses, the Compensation Committee may adjust economic profit to account for certain items not contemplated at the outset of a performance period such as (1) significant external events outside management's control, (2) management decisions intended to drive long-term value but with short-term financial impacts, such as major acquisitions or dispositions, and (3) significant changes to market conditions. Any references to economic profit in this proxy statement shall mean economic profit if and as adjusted to account for such items. See "Annual Incentive Plan—2012 Annual Incentive Assessment" beginning on page 27 and "Long Term Incentive Program—2010-2012 Performance Award Assessment" on page 28.

We also measure our Adjusted Operating Cash Flow, which is used to determine the deductibility of annual and long-term incentive awards for our NEOs (except for the CFO) under Internal Revenue Code Section 162(m). Adjusted Operating Cash Flow means the net cash provided by operating activities of the Company as reported in the Company's consolidated statement of cash flows included in its Annual Report on Form 10-K, adjusted to eliminate the effect of net customer financing cash flows, as reported in the Company's consolidated statement of cash flows included in its Annual Report on Form 10-K. Incentive deductibility is discussed in more detail on page 34.

Determination of Performance Goals (Economic Profit) and Awards. Economic profit goals are based on the Company's long-range business plan. These goals take into account expectations regarding the probability of achieving performance goals, consider applicable enterprise-wide and business unit risks, and incorporate a degree of "stretch" to push our executives to achieve a higher level of performance. Specific probabilities of achievement are not assigned to the economic profit goals. Goals are set at the beginning of the performance period (one year for annual incentive awards and three years for long-term performance awards). This process is summarized below.

Beginning of Performance Period	During Performance Period	End of Performance Period
• Economic profit goals and corresponding award opportunities are developed by management and approved by the Compensation Committee based on the Company's long-range business plan	• Economic profit performance is monitored relative to goals • Economic profit goals cannot be changed	• Management presents actual economic profit results relative to goals • Compensation Committee evaluates results and approves final awards

As part of its evaluation of results, the Compensation Committee may adjust economic profit to better reflect the core operating performance of the Company and its businesses. Adjustments to the annual awards considered in a given year may or may not be applied to the long-term performance awards.

Mix of Pay. Approximately 80% to 90% of target NEO compensation is variable. The final value of the compensation received is tied to internal financial, strategic, operational, stock price and/or individual performance. If performance is at or above target levels, the executive's compensation will be at or above target levels. Conversely, if performance is below target levels, the executive's compensation will be below target levels. When setting performance goals for annual incentive and long-term performance awards, the Committee seeks to ensure that the target payout is achievable if the Company executes according to its long-range business plan during the applicable period. It is expected that maximum performance and less-than-threshold (i.e., zero payout) performance would each be infrequent.

The Compensation Committee determines the portion of each executive's compensation that will be performance-based, with the variable portion increasing as the executive's responsibilities and expected contributions to the Company increase. Variable compensation consists of the target annual incentive and the target value of performance awards, stock options and restricted stock units granted. The percentages below are calculated by dividing each compensation element by target total compensation, which consists of base salary plus variable compensation.


CEO
11%
18%
71%
Other NEOs (Average)
17%
66%
17%
Base Salary
Fixed Compensation
Target Annual Incentive
Variable Compensation
Target Long-Term Incentive
Variable Compensation

Base Salary. Base salaries are designed to provide a fixed base of cash compensation for each executive. Salaries may be adjusted based on individual factors such as competencies, skills, experience, performance, and the assumption of new responsibilities or promotions. There are no specific weightings assigned to these individual factors. Annual salary adjustments are generally effective in March. When setting base salaries, the Compensation Committee also considers the impact of base salary on other compensation elements, such as the size of target incentive awards.

The Compensation Committee has not increased Mr. McNerney's base salary since March 2008. In 2012, the Compensation Committee increased Mr. Muilenburg's base salary by 13% to move his salary closer to a market-competitive level and increased the base salaries of Messrs. Smith and Conner by 84% and 55%, respectively, to reflect the significant increase in their responsibilities due to promotion and the assumption of key leadership positions in the Company. The Compensation Committee increased the base salaries of the other NEOs by 0% to 4%.

Annual Incentive Plan. The annual incentive plan is designed to reward executives based on the achievement of Company and individual goals for the performance year. Executives are assigned a target incentive award based on their pay grade. Actual incentive awards are determined by Company, business unit (if applicable) and individual performance scores and paid 100% in cash. Our CEO's employment agreement provides for a maximum award of 230% of his base salary. The mechanics of the annual incentive plan are as follows:

Target Annual Incentive Award	X	Company/Business Unit Performance Score	X	Individual Performance Score	=	Actual Annual Incentive Award
• % of base salary (based on pay grade) • CEO annual incentive target of 170% of salary • Other NEO annual incentive targets range from 85% to 110% of salary		• Based on economic profit • Score can range from 0.0 to 2.0 (target of 1.0) • For executives in the two principal business units, including Messrs. Albaugh, Conner and Muilenburg, Company results are weighted 75% and business unit results are weighted 25%		• Measures business performance and leadership attributes • Scores can range from 0.0 to 2.0 (target of 1.0) • Scores recommended by management (CEO score determined by the Compensation and GON Committees)		• Maximum award of 200% of target (for CEO, subject to cap of 230% of salary)

Individual performance scores for elected officers other than the CEO are initially assigned by the CEO, subject to review and approval by the Compensation Committee. The CEO's individual performance score is determined by the Compensation and GON Committees and reviewed with the Board. Individual performance scores generally fall between 0.80 and 1.20 and generally average to 1.0 for each executive grade. Two components make up the individual performance score:

- Business Performance Score (weighted 70%)—A qualitative and quantitative assessment of an executive's individual performance goals and contributions, value of contributions relative to peers and overall organization performance throughout the performance period; and
- Leadership Attribute Score (weighted 30%)—A qualitative and quantitative assessment of an executive's performance with respect to six leadership attributes applicable to all Company executives and managers.

2012 Annual Incentive Assessment. Economic profit for 2012 was $1.955 billion versus a target of $1.321 billion. This above target performance resulted in a Company performance score of 1.6. The BCA performance score was 1.1, yielding a combined score of 1.475 for BCA executives. The BDS performance score was 1.6, yielding a combined score of 1.6 for BDS executives.

The above-target performance scores were primarily due to the following achievements:

- Successful production rate increases across multiple commercial aircraft programs;
- Key BDS international program wins;
- Increased cost savings driven by market-based affordability efforts at BDS and productivity initiatives at BCA;
- Disciplined asset and cash management across the enterprise; and
- Mitigation of risks related to BDS market conditions, BCA development program risks and production rate increases.

In order to better reflect the Company's core operating performance, the Compensation Committee, consistent with its authority and past practices, decreased economic profit for the 2012 annual incentive plan to exclude the financial impact of lower tax rates and a favorable litigation settlement.

In 2012, NEO individual performance scores ranged from 0.96 to 1.1, averaging 1.02. Messrs. Luttig, McNerney and Muilenburg received scores above 1.0. Mr. McNerney's actual annual incentive award was lower than the annual incentive plan would otherwise require based on his performance score, as his employment agreement limits his annual incentive award to 230% of base salary. The above-target performance scores were primarily the result of the Company's significant financial, operational and business achievements, as well as the executives' progress on key initiatives, leadership strength, and overall contributions to the Company during 2012. In addition to these factors, the individual performance scores also reflect the following:

- Mr. McNerney's effective leadership and successful implementation of Boeing's business strategies, as evidenced by the company's strong competitive position, revenue growth and core financial performance, key program wins, and backlog expansion;
- Mr. Smith's implementation of disciplined cost reduction and cash management strategies, and his mitigation of financial risks facing the Company, as evidenced by Boeing's improved cash flow, increased cash balance and healthy operating margin;
- Mr. Conner's achievements as leader of the Boeing Commercial Airplanes business, including those described on page 21 in the table of 2012 performance highlights;
- Mr. Luttig's strong leadership, favorable resolution of key litigation matters, and mitigation of a wide range of legal and regulatory risks throughout the enterprise;
- Mr. Muilenburg's achievements as leader of the Boeing Defense, Space & Security business, including those described on page 21 in the table of 2012 performance highlights;
- Mr. Albaugh's performance at targeted levels until his retirement; and
- Mr. Bell's performance at targeted levels until his retirement.

Based on 2012 Company, business unit and individual performance results (as detailed above), the Compensation Committee believes the annual incentive compensation awarded to the NEOs for 2012 was appropriate and achieved the executive compensation program's objectives.

Long-Term Incentive Program. The long-term incentive program is designed to drive achievement of long-term operational and financial goals and increased shareholder value, as well as to encourage retention of key talent over a sustained time period. Payouts are determined by stock price performance and achievement of economic profit goals. Long-term incentive awards are made in the following mix (based on the target expected value at grant):

- Performance awards: 40%
- Stock options: 30%
- Restricted stock units: 30%

Long-Term Incentive—Performance Awards. Performance awards reward executives to the extent that the Company meets or exceeds target economic profit thresholds for the relevant three-year performance period. Three-year economic profit targets are set by the Compensation Committee at the beginning of each performance period based on the Company's Board-reviewed long-range business plan. Individual target awards are based on a multiple of base salary and final awards may range from 0% to 200% of an individual's target. Performance awards are designed to pay 100% of target at the end of the three-year performance cycle if planned economic profit is achieved. Payment, if earned, is made in cash, stock or a combination of both, at the Compensation Committee's discretion. It is expected that maximum performance and less-than-threshold (*i.e.*, zero payout) performance would each be infrequent.

Long-Term Incentive—Stock Options. Stock options align executives' interests with those of shareholders since stock options have realizable value only if the price of Boeing stock increases after the options are granted. Stock option grant levels are set annually based on the target expected value. The size of future awards is evaluated and determined annually based on a consideration of competitive compensation practices and changes in our stock price year over year. All options granted have an exercise price equal to the fair market value (average of high and low price) of Boeing stock on the grant date and vest ratably over three years. We do not reprice or buyback options.

Long-Term Incentive—Restricted Stock Units. RSUs reward continued and sustained performance. RSUs provide an immediate sense of ownership since the value of these units is equal to Boeing's stock price. As such, the ultimate value realized upon vesting (three years after grant) will be based on the stock price at that point in time. The use of RSUs is consistent with our objective of facilitating significant stock ownership through a mix of equity and cash-settled awards. In addition, RSUs are less dilutive to shareholders than stock options because fewer shares are required to deliver an equivalent value.

2010-2012 Performance Award Assessment. The Compensation Committee determined that our 2010-2012 cumulative economic profit was $6.834 billion versus a target of $6.143 billion. This resulted in an award payout factor for the three-year period of $145 per unit, which is 45% above the target amount of $100 per unit. The performance awards were paid to executives in cash. The above-target performance was primarily the result of the following achievements:

- Increased BCA orders and deliveries driven by the 737 and 777 programs;
- Increased cost savings driven by market-based affordability efforts at BDS and productivity initiatives at BCA;
- Disciplined asset and cash management across the enterprise; and
- Enterprise-wide mitigation of development, production and market risks.

For the 2010-2012 performance period, the Compensation Committee increased economic profit to exclude, or partially exclude, the financial impact of historically low discount rates that caused higher-than-planned pension expense; acquisitions by our defense business; changed acquisition priorities at the U.S. Department of Defense; and disruption costs related to a strike. The Compensation Committee decreased economic profit to exclude or partially exclude the financial impact of lower-than-planned tax rates, a favorable litigation settlement, and better-than-expected growth in certain commercial markets. These adjustments to economic profit are based on the Committee's informed judgment that such adjustments are in the long-term interests of shareholders by rewarding executives based on the core operating performance of the Company and incentivizing sustained performance by executives without encouraging undue risk.

Supplemental Equity Awards. From time to time the Compensation Committee may grant supplemental equity awards to executives to retain high-performing leaders, reward exceptional performance, or recognize expanded responsibility. Supplemental equity awards have vesting and other provisions designed to promote retention of the services and skills of the recipient. These restricted stock unit grants encourage retention because they generally do not vest until at least the third or fourth anniversary of the grant date and will be forfeited in full if the executive resigns, retires, or is terminated for cause prior to vesting. Supplemental equity awards were granted to three NEOs in 2012: Messrs. Conner, Luttig and Muilenburg received special awards in recognition of their performance and as a retention vehicle, and, in the case of Mr. Conner, in recognition of his expanded responsibilities.

No Accelerated Vesting Upon Change-In-Control. The Company does not accelerate the vesting of any equity awards in connection with a change-in-control. In addition, performance awards and restricted stock units granted under our long-term incentive program provide for accelerated vesting only on a pro-rated basis based on active employment during the vesting period and any unvested stock options granted under that program are forfeited upon cessation of employment.

Other Design Elements

As part of a comprehensive and competitive executive compensation package, executives (including NEOs) receive additional benefits as summarized below. These benefits are designed to attract and retain the executive talent needed to achieve our business and financial objectives.

Retirement Benefits. Executives hired before January 1, 2009, are eligible to participate in the Boeing Pension Value Plan ("PVP") and Supplemental Executive Retirement Plan ("SERP"), two defined-benefit retirement plans that do not require employee contributions. The PVP is generally available to all salaried U.S. employees hired before 2009, other than employees covered by certain collective bargaining agreements. The amount of the pension benefit under the PVP is based on the employee's pay and service, and is determined by the same formula for executives and non-executives. The SERP provides non-qualified pension benefits to the extent the employee's benefit under the PVP is limited by the Internal Revenue Code plus, in certain cases, a supplemental target benefit that may enhance the benefits received under the PVP. We also provide a supplemental retirement benefit to Mr. McNerney per the terms of his employment agreement to compensate him for retirement benefits provided by his prior employer that he forfeited when he accepted his role at Boeing and a supplemental pension benefit to Mr. Luttig per the terms of his initial employment. Mr. Smith earned benefits in a Canadian subsidiary pension plan for part of his company service. Part of that service was in the Toronto Salaried Plan and the Toronto SERIP.

All executives are eligible to participate in the Company's Voluntary Investment Plan ("VIP"), a tax-qualified defined contribution 401(k) plan in which participating employees receive a company match, and the Supplemental Benefit Plan ("SBP"), a nonqualified defined contribution plan that allows eligible employees to save and receive a company match on amounts above those permitted under the VIP due to Internal Revenue Code limits. For employees hired after 2008, we make additional company contributions of 3%, 4%, or 5% of eligible earnings (depending on age) above those permitted under the VIP due to Internal Revenue Code limits and with respect to the executive's annual incentive compensation. The SBP also provides a supplemental retirement benefit (a Defined Contribution SERP Benefit) to certain executives who are hired or rehired on or after January 1, 2009.

The Deferred Compensation Plan for Employees allows executives to voluntarily defer, on a nonqualified basis, receipt of a portion of salary, earned annual incentive awards and earned performance awards.

Perquisites and Other Executive Benefits. Consistent with our executive compensation philosophy and our commitment to emphasize performance-based pay, we limit the perquisites and other benefits that we provide to executives, and any such benefits are provided to help achieve our business objectives. In 2012, these perquisites (by primary objective achieved) included:

- Security—Our CEO is required, and certain senior executives are encouraged, to use company aircraft for business and personal travel for security reasons. We provide ground transportation services to the CEO so that he may conduct business during his commute and for security purposes. In addition, home security is provided to the CEO and certain other executives.
- Productivity—Relocation assistance services (when applicable), use of a company vehicle (discontinued effective April 1, 2012), and tax preparation services.
- Health—Annual physical exam.
- Other—Supplemental life insurance; charitable gift matching program.

No tax gross-ups are provided except in connection with certain relocation expenses. The Compensation Committee annually reviews perquisites and other executive benefits to ensure that they are reasonable and consistent with the practices of companies within our peer group.

Severance Benefits. We have maintained an Executive Layoff Benefit Plan since 1997 to provide a reasonable separation package for executives who are involuntarily laid off and do not become employed elsewhere within the Company. The plan provides a layoff benefit equal to one year of base salary plus an amount equal to the executive's target annual incentive multiplied by the Company performance score (and business unit score, as applicable) for the year in which the layoff occurs. The plan does not provide enhanced change-in-control benefits or tax gross-ups. The Compensation Committee believes that the benefits provided under the plan are consistent with those provided by our peers and other companies with whom we compete for executive talent. In addition to the benefits under the plan, executives may continue to participate in certain incentive award programs after a separation based on service and the terms and conditions of the award.

Pursuant to his employment agreement, Mr. McNerney is also entitled to certain severance payments. Such payments would require a so-called "double-trigger"—*i.e.,* (1) a change in control and (2) termination of Mr. McNerney's employment within two years of or in connection with such change in control by the company without cause or by Mr. McNerney with good reason (*e.g.*, adverse change in responsibilities, pay, reporting relationships or our – or our successor's – failure to abide by the agreement). In the event these conditions are satisfied, Mr. McNerney would be eligible to receive a cash severance payment, credit for severance and related service for purposes of his supplemental retirement benefit, and medical coverage. The cash severance payment is three times the sum of base salary plus target annual incentive. The agreement does not provide for any tax gross-ups. The level and nature of these benefits were reviewed against market data and set by a negotiated employment agreement to attract Mr. McNerney, who had similar arrangements with his prior employer, to join Boeing.

Governance of Pay-Setting Process

The Company applies the following approach in setting compensation for its executives:

- All executives are assigned to pay grades by comparing position-specific duties and responsibilities with market data and our internal management structure.
- Each pay grade has a salary range with corresponding target annual and long-term incentive award opportunities, executive benefits and perquisites.
- Salary ranges and incentive opportunities by pay grade are benchmarked annually against our peer group to ensure they are competitive.
- Individual executive pay positioning is generally targeted at the median of our peer group, but can vary based on the requirements of the job (competencies and skills), the executive's experience and performance, and the organizational structure of the businesses (internal alignment and pay relationships).
- The Compensation Committee may make exceptions to normal practices based on critical business and people needs.

Role of Board, Management and Consultants. The Compensation Committee establishes, reviews and approves all elements of the executive compensation program. The Compensation Committee works with an independent executive compensation consultant, Compensation Advisory Partners (CAP), for advice and perspective regarding market trends that may affect decisions about our executive compensation program and practices. CAP also advises the GON Committee in connection with nonemployee director compensation matters. CAP provided no services to Boeing outside of its duties as the independent consultant to these two Board committees. The Compensation Committee has assessed the independence of CAP pursuant to SEC and NYSE rules and determined that no conflict of interest exists that would prevent CAP from independently representing the Compensation and GON Committees. For more information on this conflicts of interest assessment, see "Corporate Governance—Compensation Consultants" on page 17.

Boeing management has the responsibility for effectively implementing the executive compensation program. Aon Hewitt served as management's compensation consultant during 2012.

Additional responsibilities of the Board of Directors, Compensation Committee, management and the compensation consultants include:

Board of Directors and Compensation Committee

- The Compensation Committee reviews and approves the CEO's business goals and objectives relevant to executive compensation, evaluates the performance of the CEO in light of those goals and objectives (CEO goals/objectives and performance are reviewed in coordination with the GON Committee) and recommends the CEO's compensation level to independent members of the Board of Directors based on this evaluation. The Compensation Committee reviews and approves the CEO's annual and long-term incentive targets and payouts.
- Based on a review of peer data, pay tally sheets (as described below), individual performance and internal pay comparisons, the Compensation Committee sets pay for the CEO and reviews and approves all NEO pay arrangements with the exception of base salaries, which are approved by the Board of Directors as required by our By-Laws.
- The Board of Directors reviews all components of compensation and approves all executive officer base salaries.
- A supermajority (two-thirds) of the Board of Directors must approve any incentive awards for our NEOs that are granted under a plan not previously approved by a supermajority of the Board.

Management

- The CEO; Senior Vice President, Human Resources and Administration; and Vice President, Strategy, Compensation and Benefits make recommendations on program design and pay levels, where appropriate, and implement the program approved by the Compensation Committee.
- The CEO makes recommendations with respect to the compensation of other officers, including the other NEOs, and is assisted in pay administration by the Senior Vice President, Human Resources and Administration.
- The Chief Financial Officer provides the financial information used by the Compensation Committee to make decisions with respect to incentive compensation goals based on achievement of economic profit targets and related payouts, if any.

Compensation Consultants

Compensation Committee's Independent Consultant	Management's Consultant
• Presents peer group pay practices and other relevant benchmarks for CEO and nonemployee director compensation to the Compensation Committee and GON Committee, respectively, as well as management. • Reviews and provides comments concerning management's data and work product and compensation-related practices and proposals. • Advises the Compensation Committee Chairman and the Compensation Committee with respect to management's proposals. • Meets with the Compensation Committee in executive session following regular meetings of the Committee.	• Presents peer group pay practices and other relevant benchmarks (except for the CEO and nonemployee directors) to the Compensation Committee and management. • Prepares comprehensive pay tally sheets for elected officers for Compensation Committee review. The pay tally sheets provide total annual compensation and accumulated wealth (value of equity holdings, outstanding long-term incentives, deferred compensation and pension). • Provides periodic updates to the Compensation Committee regarding tax, accounting and regulatory issues that may impact executive compensation design, administration and/or disclosure.

Benchmarking Against Our Peer Group. Peer group benchmarking is one of several factors considered in the pay setting process. Peer group practices are analyzed annually for target total direct compensation and for other pay elements (such as executive benefits and perquisites). We benchmark executive compensation against a peer group of leading U.S.-based companies (with an emphasis on aerospace and industrial manufacturing companies) that have a technology focus, large, global operations, a diversified business, and comparable annual sales and market capitalizations. Each year the Compensation Committee, working with its independent consultant, reviews the composition of the peer group and determines whether any changes should be made. The Compensation Committee has not made any changes to the peer group since 2010. Boeing's peer group consists of the following 24 companies:

3M	DuPont	Honeywell	Northrop Grumman
AT&T	Exxon Mobil	IBM	Procter & Gamble
Caterpillar	Ford	Intel	Raytheon
Chevron	General Dynamics	Johnson & Johnson	United Parcel Service
Cisco Systems	General Electric	Johnson Controls	United Technologies
Dell	Hewlett-Packard	Lockheed Martin	Verizon Communications

The median revenue of our peer group for the year ended December 31, 2012 was approximately $59.9 billion as compared to our revenues of $81.7 billion. As of December 31, 2012, the median market capitalization of our peer group was $61.4 billion as compared to our market capitalization of $56.8 billion. The Compensation Committee reviews our peer group and executive compensation program on at least an annual basis and, with the assistance of its independent compensation consultant, compares our executive compensation practices to those of our peers. Individual executive pay is generally targeted at the median of our peer group, but can vary based on the requirements of the job (competencies and skills), the executive's experience and performance, and the organizational structure of the businesses (internal alignment and pay relationships).

Additional Considerations

Executive Stock Ownership. In order to further align the interests of our senior executives with the long-term interests of shareholders, we require NEOs and other senior executives to own significant amounts of Boeing stock. Senior executives are required to attain and maintain the following investment position in Boeing stock and stock equivalents:

- CEO: 6x base salary
- Executive Vice Presidents: 4x base salary
- Senior Vice Presidents: 3x base salary
- Vice Presidents: 1x or 2x base salary based on executive grade

Each senior executive must meet the applicable stock ownership requirement within five years of the later of January 1, 2009, or January 1 after the executive enters the relevant executive grade. During the five-year period, executives are expected to accumulate qualifying equity until they meet the minimum stock ownership requirement. As of December 2012, each NEO's stock ownership met their respective stock ownership requirement.

Each year, the Compensation Committee reviews the ownership position of each elected officer as well as a summary covering all senior executives. In assessing stock ownership, the average daily closing stock price over a one-year period (ending September 30 of each year) is used. This approach mitigates the effect of stock price volatility and is consistent with the objective of requiring long-term, sustained stock ownership. The Compensation Committee may, in its discretion, elect at any time to pay some or all performance awards in stock, including for executives who are currently not in compliance with the applicable ownership requirement.

Shares owned directly by the executive as well as stock units, restricted stock units, deferred stock units and shares held through our savings plans are included in calculating ownership levels. Shares underlying stock options do not count toward the ownership guidelines.

Granting Practices. The Compensation Committee grants annual and long-term incentive awards in February of each year at a regular meeting of the Compensation Committee. The Compensation Committee meeting date, or the next business day if the meeting falls on a day where the NYSE is closed for trading, is the effective grant date for the grants. The stock option exercise price per share is the fair market value (average of high and low prices) of Boeing stock on the grant date.

New executives hired or internally promoted after the February grant date but on or before December 31 will receive a pro-rated long-term incentive award, if any, for that year. Grants are pro-rated based on the time remaining in the 36-month performance or vesting period as of the date of hire or promotion. This approach was adopted to better align the Company's program with peer practices and provide the executive with an immediate tie to Boeing's long-term performance.

We also may grant supplemental equity awards to retain high-performing leaders, reward exceptional performance or recognize expanded responsibility. The effective date of these grants is determined based on the timing of the recognition or hiring and approved on or in advance of the effective date of the grant by the Compensation Committee. The exercise/grant price is the fair market value of Boeing stock on the effective date.

Accounting and Tax Implications. The Compensation Committee considers the accounting and tax impact reflected in our financial statements when establishing the amount and forms of long-term and equity compensation. The forms of long-term compensation selected are intended to be cost-efficient.

- Stock Options and Restricted Stock Units—We account for stock option and restricted stock unit awards in accordance with FASB ASC Topic 718, pursuant to which the fair value of the grant, net of estimated forfeitures, is expensed over the service/vesting period based on the number of options, shares or units, as applicable, that vest.
- Performance Awards—The estimated payout amount of performance awards, along with any changes in that estimate, is recognized over the performance period under "liability" accounting. Our ultimate expense will equal the value earned by/paid to the executives. As such, the ultimate expense is not determinable until the end of the three-year performance period.

Securities Trading Policy. We have a policy that prohibits executive officers and directors from trading in Boeing securities while aware of material nonpublic information, or engaging in hedging transactions or short sales and trading in "puts" and "calls" involving Boeing securities. This policy is contained in our Corporate Governance Principles, which are set forth in Appendix 1 to this proxy statement. In addition, executive officers and directors are prohibited from pledging Boeing securities without first demonstrating that they have the financial capacity to repay the loan and receiving pre-clearance from the Corporate Secretary.

Clawback Policy. We will require reimbursement of any incentive payments to an executive officer if the Board determines that the executive engaged in intentional misconduct that caused or substantially caused the need for a substantial restatement of financial results and a lower payment would have been made to the executive based on the restated financial results. This policy is contained in our Corporate Governance Principles, which are set forth in Appendix 1 to this proxy statement.

Tax Gross-Ups. We do not provide tax gross-ups other than for certain relocation expenses.

Limitations on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation paid by a public company to its CEO and certain other highly compensated executive officers to $1 million. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

We consider the impact of this rule when developing and implementing our executive compensation program. Annual incentive awards, performance awards and stock options generally are designed to meet the deductibility requirements. We also believe that it is important to preserve flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). Amounts awarded or paid under any of our compensation programs, including salaries, annual incentive awards, performance awards, stock options and restricted stock units, may not qualify as performance-based compensation that is excluded from the limitation on deductibility.

There are different means by which the Board may pay executives. One such means is the Elected Officer Annual Incentive Plan, which was established to allow for the payment of annual incentive awards that would be deductible under Section 162(m). However, that plan is not the exclusive means by which annual and long-term incentive payments may be made to NEOs. The Board in its discretion may make such awards. When awards are made outside the Elected Officer Annual Incentive Plan, however, they may not be tax deductible. For 2012, we met the plan requirements for the Elected Officer Annual Incentive Plan. As a result, this payment is considered performance-based compensation under Section 162(m).

Compensation Committee Report

Management has prepared the Compensation Discussion and Analysis, beginning on page 21 of this proxy statement. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Arthur D. Collins, Jr., Chair
David L. Calhoun
Kenneth M. Duberstein
Ronald A. Williams
Mike S. Zafirovski

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee during 2012 had a relationship that requires disclosure as a Compensation Committee interlock.

Compensation and Risk

We believe that our compensation programs create appropriate incentives to increase long-term shareholder value. These programs have been designed and administered in a manner that discourages undue risk-taking by employees. Relevant features of these programs include:

- Compensation Committee-approved limits on annual incentive and long-term performance awards;
- with each increase in executive pay level, a proportionately greater award opportunity is derived from the long-term incentive program, creating a greater focus on sustained Company performance over time;
- the use of economic profit as our performance metric, which incents employees to increase earnings and manage net assets efficiently;
- use of three distinct long-term incentive vehicles—performance awards, restricted stock units and stock options—that vest in three year periods thereby providing strong incentives for sustained operational and financial performance that can increase the stock price;
- a long-term incentive program that has overlapping performance periods, such that at any one time three separate and distinct potential long-term awards are affected by current year performance, thereby requiring sustained high levels of performance year over year to achieve a payout;
- significant share ownership requirements for senior executives, monitored by the Compensation Committee, that ensure alignment with shareholder interests over the long term;
- Compensation Committee discretion to adjust economic profit to reflect the core operating performance of the Company and its businesses, but not to authorize payouts above stated maximum awards;
- incorporation of an individual performance score for each executive as a critical factor in the annual incentive calculation, thereby enabling the Compensation Committee to direct a zero payout to any executive in any year if the individual executive is deemed to have sufficiently poor performance or is found to have engaged in activities that pose a financial, operational or other undue risk to the Company; and
- formal clawback/recoupment policies applicable to both cash and equity compensation of senior executives, along with restrictions on trading by senior executives to reduce insider trading compliance risk, as well as a prohibition on hedging and restrictions on pledging Company equities.

In light of these features of our compensation program, we conclude that the risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following table sets forth information regarding 2012 compensation for each of our 2012 Named Executive Officers; 2011 and 2010 compensation is presented for executives who were also Named Executive Officers in 2011 and 2010. The Summary Compensation Table and the 2012 Grants of Plan-Based Awards table should be viewed together for a more complete representation of both the annual and long-term incentive compensation elements of our program. In addition, we have provided a supplemental table on page 38 showing elements of our CEO's actual compensation realized in 2012 and 2011.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value ($)(5)	All Other Compensation ($)(6)	Total ($)
W. James McNerney, Jr.	2012	$1,930,000	$3,763,492	$3,763,497	$10,819,580	$6,366,794	$840,775	$27,484,138
Chairman, President and	2011	1,930,000	3,420,165	3,420,159	8,704,300	4,555,010	928,679	22,958,313
Chief Executive Officer	2010	1,930,000	3,300,330	3,300,297	4,439,000	5,972,004	798,392	19,740,023
Gregory D. Smith *Executive V.P. and Chief Financial Officer*	2012	594,635	609,342	609,374	1,099,095	222,627	86,453	3,221,526
Raymond L. Conner *Executive V.P., President and Chief Executive Officer, Commercial Airplanes*	2012	633,321	4,008,775	290,998	1,236,200	1,575,915	25,113	7,770,322
J. Michael Luttig	2012	802,723	3,834,062	818,270	2,699,295	1,014,249	215,992	9,384,591
Executive V.P. and	2011	776,240	802,215	802,201	1,864,396	1,045,138	175,812	5,466,002
General Counsel	2010	759,636	734,364	734,336	1,025,200	444,049	152,360	3,849,945
Dennis A. Muilenburg	2012	884,255	5,405,705	959,994	2,619,900	1,783,301	289,939	11,943,094
Executive V.P., President and Chief Executive Officer, Defense, Space and Security	2011	780,000	734,995	734,995	1,342,900	1,101,761	109,580	4,804,231
James F. Albaugh(7)	2012	976,290	1,280,659	1,280,667	3,273,420	2,648,792	169,043	9,628,871
Former Executive V.P.,	2011	999,550	1,249,470	1,249,441	2,794,704	1,971,684	230,052	8,494,901
President and Chief Executive Officer, Commercial Airplanes	2010	975,262	4,310,057	1,118,578	1,335,300	1,343,578	205,244	9,288,019
James A. Bell(8)	2012	336,511	1,142,536	1,142,524	1,785,258	1,438,590	71,188	5,916,607
Former Executive V.P.,	2011	890,880	1,109,243	1,109,246	2,648,724	1,058,850	249,384	7,066,327
Corporate President and Chief Financial Officer	2010	864,547	985,344	985,379	1,332,900	921,295	308,739	5,398,204

(1) Amounts reflect base salary paid in the year, before any deferrals at the officer's election and including salary increases effective during the year, if any. For Messrs. Albaugh and Bell, the 2012 amounts also include payments at the time of retirement for accrued but unused vacation.

(2) Amounts reflect the aggregate grant date fair value of restricted stock units (RSUs) granted in the year computed in accordance with FASB ASC Topic 718. These amounts are not paid to or realized by the officer. The grant date fair value of each award of RSUs in 2012 is set forth in the 2012 Grants of Plan-Based Awards table on page 39. Assumptions used in the calculation of these values are included in Note 16 to our audited financial statements included in our 2012 Annual Report on Form 10-K. A description of RSUs appears on page 40.

(3) Amounts reflect the aggregate grant date fair value of stock options granted in the year computed in accordance with FASB ASC Topic 718. These amounts are not paid to or realized by the officer. Assumptions used in the calculation of these values are included in Note 16 to our audited financial statements included in our 2012 Annual Report on Form 10-K. A description of stock options appears on page 40.

(4) Amounts reflect (a) annual incentive compensation, which is based on Company, business unit (if applicable), and individual performance during the relevant year, pursuant to the annual incentive plan, and (b) any payout of performance awards for the three-year performance period that ended in the relevant year, pursuant to the long-term incentive program. Because the

applicable performance goal was not met, there was no payout of performance awards for the 2008-2010 performance period. Annual cash incentive compensation and performance award payouts for our NEOs (before taking into account any elective deferrals of such compensation) were as follows:

Name	Year	Annual Incentive Compensation ($)	Long-Term Incentive Performance Awards ($)	Total Non-Equity Incentive Plan Compensation ($)
W. James McNerney, Jr.	2012	$4,439,000	$6,380,580	$10,819,580
	2011	4,439,000	4,265,300	8,704,300
	2010	4,439,000	—	4,439,000
Gregory D. Smith	2012	784,300	314,795	1,099,095
Raymond L. Conner	2012	772,200	464,000	1,236,200
J. Michael Luttig	2012	1,279,600	1,419,695	2,699,295
	2011	1,233,900	630,496	1,864,396
	2010	1,025,200	—	1,025,200
Dennis A. Muilenburg	2012	1,575,900	1,044,000	2,619,900
	2011	1,118,500	224,400	1,342,900
James F. Albaugh	2012	1,291,100	1,982,320	3,273,420
	2011	1,551,800	1,242,904	2,794,704
	2010	1,335,300	—	1,335,300
James A. Bell	2012	356,500	1,428,758	1,785,258
	2011	1,569,700	1,079,024	2,648,724
	2010	1,332,900	—	1,332,900

Annual incentive compensation and performance awards are discussed in further detail under Compensation Discussion and Analysis beginning on page 21. The estimated target and maximum amounts for annual incentive awards for 2012 and for performance awards granted in 2012 are reflected in the 2012 Grants of Plan-Based Awards table on page 39.

(5) Amounts reflect the aggregate increase in the actuarial present value of the officer's accumulated benefits under all pension plans (including supplemental retirement benefits under individual agreements with Messrs. McNerney and Luttig) during the year. These amounts were determined using interest rate and mortality rate assumptions consistent with those used in our audited financial statements. There are many assumptions that are used to determine the present value of accumulated benefits with interest rates being one of the key assumptions. A decrease in the interest rate generally increases the present value of pension benefits. The degree of change in the present value depends on the age of the employee, when the benefit payments begin, and how long the benefits are expected to last. During 2012, pension values increased primarily due to: (i) decreases in applicable discount rates; (ii) increases in average eligible compensation; (iii) increases in present value due to participant aging; and (iv) an additional year of credited service under existing plans. Information regarding our pension plans is set forth in further detail under the 2012 Pension Benefits table beginning on page 45.

(6) The table below sets forth the elements of "All Other Compensation" provided in 2012 to our NEOs:

Name	Perquisites and Other Personal Benefits ($)(a)	Life Insurance Premiums ($)(b)	Tax Reimbursements ($)(c)	Company Contributions to Retirement Plans ($)(d)	Total All Other Compensation ($)
W. James McNerney, Jr.	$458,930	$266,045	—	$115,800	$840,775
Gregory D. Smith	49,157	1,618	—	35,678	86,453
Raymond L. Conner	9,118	1,709	—	14,286	25,113
J. Michael Luttig	165,687	2,142	—	48,163	215,992
Dennis A. Muilenburg	234,516	2,368	—	53,055	289,939
James F. Albaugh	117,036	3,031	—	48,976	169,043
James A. Bell	51,966	3,506	—	15,716	71,188

(a) Perquisites and personal benefits provided to our NEOs in 2012 included use of company aircraft for personal travel or to attend outside board meetings, personal use of a company vehicle and ground transportation services, tax preparation services, charitable donations, home security expenses, home office costs, annual physicals, discounted purchases of company vehicles, travel planning services and in the case of Messrs. Albaugh and Bell, a non-monetary retirement recognition gift. Not all of the above-listed perquisites or personal benefits were provided to each NEO. We determine the incremental cost to us for these benefits based on the actual costs or charges incurred by us for the benefits. For purposes of the Summary Compensation Table, we determine the aggregate incremental cost to us for use of company aircraft using a method that takes into account only the variable operating cost, such as the cost of fuel, trip-related maintenance, crew travel expenses, on-board meals, landing fees and parking costs. Year over year costs per flight hour increased by 17% in 2012 primarily due to high fuel costs. Since our aircraft are used predominately for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, aircraft acquisition costs and the cost of maintenance not related to trips.

Mr. Conner's perquisites and personal benefits totaled less than $10,000. The cost of any category of the listed perquisites and personal benefits did not exceed the greater of $25,000 or 10% of total perquisites and personal benefits for any other NEO, except as follows: (i) $281,922 for use of company aircraft for personal travel, $50,842 for use of company aircraft associated with attendance at outside board meetings, $43,344 for personal use of ground transportation services, $41,164 for tax preparation services, and $31,000 in gift matching donations for Mr. McNerney; (ii) $20,699 for use of company aircraft for personal travel, $9,099 for personal use of ground transportation services, $8,011 for tax preparation services and $5,900 in connection with the employee vehicle purchase program described below for Mr. Smith; (iii) $49,420 for use of company aircraft for personal travel and $95,876 for use of company aircraft associated with attendance at outside board meetings for Mr. Luttig; (iv) $9,297 for use of company aircraft for personal travel and $180,627 for use of company aircraft associated with attendance at outside board meetings for Mr. Muilenburg; (v) $76,785 for use of company aircraft for personal travel and $24,995 in gift matching donations for Mr. Albaugh; and (vi) $20,802 for use of company aircraft for personal travel and $8,590 for use of company aircraft associated with attendance at outside board meetings, $8,147 for personal use of ground transportation services, $8,027 for tax preparation services and $5,400 in connection with the employee vehicle purchase program described below for Mr. Bell.

In connection with discontinuing our executive vehicle program effective April 1, 2012, we offered participating executives the option to purchase the company vehicles that they had been using at a discount of 10% below the vehicle's fair market value to expeditiously eliminate our expenses related to storing, maintaining and disposing of these vehicles. Messrs. Smith, Muilenburg, Luttig and Bell purchased their used vehicles from us pursuant to this program, and the value of the discount is included in the "Perquisites and Other Personal Benefits" column.

(b) These amounts represent premiums paid by us for term life insurance for the benefit of the insured executive. The amount for Mr. McNerney includes supplemental life insurance premiums paid pursuant to the terms of his employment agreement.

(c) There were no tax reimbursements made to NEOs in 2012. Tax gross-ups are not provided to executives except in connection with certain relocation expenses.

(d) These amounts represent matching contributions allocated by us to the NEO under our qualified and nonqualified retirement plans.

(7) Mr. Albaugh retired effective October 1, 2012.

(8) Mr. Bell retired effective April 1, 2012.

CEO Actual Compensation Realized

The supplemental table below, which sets forth our CEO's actual compensation realized in 2012 and 2011, is not a substitute for the Summary Compensation Table above. "Total Actual Compensation Realized" differs substantially from "Total Compensation" as set forth in the Summary Compensation Table on page 36. The principal differences between the tables are that the table below (i) does not include "Change in Pension Value" or "All Other Compensation" and (ii) reports the value realized on equity compensation during the applicable year in lieu of the grant date fair market value of awards that were granted in that year.

				Equity Compensation		
Year	**Salary (1)**	**Annual Incentive Award(2)**	**Long-Term Incentive Plan Performance Award Payout(3)**	**Stock Option Exercises**	**Stock Award Vesting**	**Total Actual Compensation Realized**
2012	$1,930,000	$4,439,000	$6,380,580	$89,664(4)	$7,241,488(5)	$20,080,732
2011	$1,930,000	$4,439,000	$4,265,300	—	$1,792,800(6)	$12,427,100

(1) Mr. McNerney's last base salary increase was effective March 1, 2008.

(2) Company economic profit in 2012 was $1.955B versus a target of $1.321B, resulting in a payout factor of 160%. The 2011 payout factor was also 160%.

(3) Company economic profit for the 2010-2012 performance period was $6.834B versus a target of $6.143B, resulting in a payout factor of $145 per performance award unit. Company economic profit for the 2009-2011 performance period was $8.119B versus a target of $9.099B, resulting in a payout factor of $68 per performance award unit.

(4) Represents the value realized upon the exercise of stock options granted in 2002 when Mr. McNerney served solely as a member of our board of directors. These stock options would have expired in 2012 had they not been exercised.

(5) Represents the value of RSUs granted in 2009 as part of the long-term incentive program that vested in 2012.

(6) Represents the value of the portion of restricted stock awards granted in 2005 in connection with Mr. McNerney's employment agreement that vested in 2011.

2012 Grants of Plan-Based Awards

The following table provides information for each of our NEOs regarding 2012 annual and long-term incentive award opportunities, including the range of potential payouts under non-equity incentive plans. Specifically, the table presents the 2012 grants of annual incentive awards, performance awards, stock options, and RSUs.

Name	Type of Award	Grant Date	Committee Action Date(1)	Number of Units Granted (#)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
					Target ($)	Maximum ($)				
W. James McNerney, Jr.	Annual Incentive Award			–	$3,281,000	$ 4,439,000	–	–	–	–
	Performance Award			50,180	5,018,000	10,036,000	–	–	–	–
	Stock Options	2/27/2012	2/26/2012	–	–	–	–	222,824	$75.40	$3,763,497
	RSUs	2/27/2012	2/26/2012	–	–	–	49,917	–	–	3,763,492
Gregory D. Smith	Annual Incentive Award			–	508,487	1,016,974	–	–	–	–
	Performance Award			8,125	812,500	1,625,000	–	–	–	–
	Stock Options	2/27/2012	2/26/2012	–	–	–	–	36,079	75.40	609,374
	RSUs	2/27/2012	2/26/2012	–	–	–	8,082	–	–	609,342
Raymond L. Conner	Annual Incentive Award			–	528,841	1,057,682	–	–	–	–
	Performance Award			3,880	388,000	776,000	–	–	–	–
	Stock Options	2/27/2012	2/26/2012	–	–	–	–	17,229	75.40	290,998
	RSUs	2/27/2012	2/26/2012	–	–	–	3,860	–	–	291,025
	RSUs	2/27/2012	2/26/2012	–	–	–	10,000	–	–	753,950
	RSUs	12/17/2012	12/16/2012	–	–	–	40,000	–	–	2,963,800
J. Michael Luttig	Annual Incentive Award			–	763,846	1,527,692	–	–	–	–
	Performance Award			10,910	1,091,000	2,182,000	–	–	–	–
	Stock Options	2/27/2012	2/26/2012	–	–	–	–	48,447	75.40	818,270
	RSUs	2/27/2012	2/26/2012	–	–	–	10,853	–	–	818,262
	RSUs	2/27/2012	2/26/2012	–	–	–	40,000	–	–	3,015,800
Dennis A. Muilenburg	Annual Incentive Award			–	888,941	1,777,882	–	–	–	–
	Performance Award			12,800	1,280,000	2,560,000	–	–	–	–
	Stock Options	2/27/2012	2/26/2012	–	–	–	–	56,838	75.40	959,994
	RSUs	2/27/2012	2/26/2012	–	–	–	12,733	–	–	960,005
	RSUs	12/17/2012	12/16/2012	–	–	–	60,000	–	–	4,445,700
James F. Albaugh	Annual Incentive Award			–	849,633	1,699,266	–	–	–	–
	Performance Award			17,076	1,707,600	3,415,200	–	–	–	–
	Stock Options	2/27/2012	2/26/2012	–	–	–	–	75,824	75.40	1,280,667
	RSUs	2/27/2012	2/26/2012	–	–	–	16,986	–	–	1,280,659
James A. Bell	Annual Incentive Award			–	222,801	445,602	–	–	–	–
	Performance Award			15,234	1,523,400	3,046,800	–	–	–	–
	Stock Options	2/27/2012	2/26/2012	–	–	–	–	67,645	75.40	1,142,524
	RSUs	2/27/2012	2/26/2012	–	–	–	15,154	–	–	1,142,536

(1) Stock option and RSU awards that were approved by the Compensation Committee on Sunday, February 26, 2012 had a grant date of Monday, February 27, 2012, the first trading day following the date of the approval. RSU awards that were approved by the Compensation Committee on Sunday, December 16, 2012 had a grant date of Monday, December 17, 2012, the first trading day following the date of the approval.

(2) Payouts of annual incentive awards and performance awards may range from $0 to the maximum as described above. Therefore, in accordance with SEC rules, we have omitted the "Threshold" column.

Annual Incentive Awards

The amounts shown for annual incentive awards represent the target and maximum amounts of annual cash incentive compensation that, depending on Company, business unit (if applicable), and individual performance results, might have been paid to each NEO for 2012 performance. The actual amount paid for 2012 is included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 36. If employment is terminated due to death, disability, layoff or retirement during the year, the executive (or beneficiary) remains eligible under the award and, if the award is earned, will receive a pro-rated payout, based on the number of days employed during the year, at the same time payment is made to other participants. These awards may be deferred at the election of the executive. These awards are described in further detail on page 26.

Performance Awards

The amounts shown for performance awards represent the target and maximum amounts that, depending on performance results, might be paid to each NEO pursuant to performance awards granted in 2012. The performance awards shown are units that pay out based on the achievement of internal financial goals (economic profit) for the three-year period ending December 31, 2014. Individual target awards are based on a multiple of base salary, which is then converted into a number of units. Each unit has an initial value of $100. The amount payable at the end of the three-year performance period may be from $0 to $100 at target and $200 at maximum per unit, depending on our performance against plan for the three-year period. If employment is terminated due to death, disability, layoff or retirement during the performance period, the executive (or beneficiary) remains eligible under the award and, if the award is earned, will receive a pro-rated payout, based on the number of full and partial calendar months employed during the period, at the same time payment is made to other participants. The Compensation Committee has the discretion to pay these awards in cash, stock or a combination of both after the three-year performance period. These awards may be deferred at the election of the executive. Performance awards are described in further detail on page 28.

Stock Options

The amounts shown for stock options represent the number of nonqualified stock options granted to each NEO in 2012, the option exercise price and the grant date fair value of the options determined in accordance with FASB ASC Topic 718. The stock options vest over a period of three years, with 34% vesting on the first anniversary of the grant date and 33% vesting on each of the second and third anniversaries of the grant date. The exercise price per share is the fair market value (average of high and low prices) of Boeing stock on the grant date. The options expire ten years after the grant date. If an executive's employment is terminated for any reason, the unvested portion of the stock option will not vest and all rights to the unvested portion will terminate completely. Vested options are generally exercisable for 90 days after termination of employment, except for terminations due to death, disability, layoff or retirement, in which case vested options remain exercisable for the earlier of five years from the date of termination or the end of the ten-year term of the option. Stock options are described in further detail on page 28.

Restricted Stock Units (RSUs)

The amounts shown for RSUs represent the number of RSUs awarded to each NEO in 2012 and the grant date fair value of the RSUs determined in accordance with FASB ASC Topic 718. The grant date fair values are calculated using the average of the high and low stock price on the grant date. RSUs generally vest and settle on a one-for-one basis in shares of stock on the third, or in the case of certain supplemental RSU awards on the fourth, anniversary of the grant date. For RSUs granted annually as part of our long-term incentive program, if an executive terminates employment due to death, disability, layoff or retirement, the executive (or beneficiary) will vest immediately in a pro-rated amount of stock units based on active employment during the performance period. Upon any other type of termination, the RSUs will not vest and all rights to the stock units will terminate completely. RSUs that are granted in order to retain or attract the services of a senior leader, reward exceptional performance, or recognize expanded responsibility (supplemental equity awards) vest in full upon death, disability or layoff, but are forfeited in their entirety if the executive retires prior to the end of the vesting period. Except as described above, the Company does not provide for accelerated vesting of equity awards. Supplemental equity awards were granted to the following NEOs in 2012: Mr. Conner was granted 10,000 RSUs that vest on February 27, 2015 and 40,000 that vest on December 17, 2016; Mr. Luttig was granted 40,000 RSUs, which vest on February 27, 2016; and Mr. Muilenburg was granted 60,000 RSUs that vest on December 17, 2016. RSUs are described in further detail on page 28.

Employment Agreement with Mr. McNerney

We entered into an employment agreement with Mr. McNerney effective July 1, 2005 (which was amended and restated effective January 1, 2008 to conform with Section 409A of the Internal Revenue Code) providing for his employment as President and Chief Executive Officer and for his election as Chairman of the Board of Directors. The initial term of the agreement ended on July 1, 2008, but the term of the agreement automatically extends so that the remaining term is always two years. Either the Board of Directors or Mr. McNerney may give notice that the term will not be extended. The agreement provides for a minimum annual base salary of $1,750,000 and participation in incentive compensation plans and programs that are offered to other senior executives. Mr. McNerney last received a base salary increase on March 1, 2008 from $1,855,000 to $1,930,000. He is eligible to earn a target annual incentive award measured against internal financial goals (economic profit) of at least 170% of base salary, with a maximum annual incentive award of 230% of base salary and a potential reduced annual incentive award for achievements below target in accordance with the annual incentive plan. The employment agreement also provides for a retirement benefit, which is described on page 48 under “Employment Agreement Retirement Benefit.”

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table provides information regarding outstanding stock options and unvested stock awards held by each of our NEOs as of December 31, 2012. Market values for outstanding stock awards, which include 2012 grants and prior-year grants, are based on the closing price of Boeing stock on December 31, 2012 (the last trading day of the year) of $75.36. Performance awards, which are not stock-based, are not presented in this table.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#)				Service-Based Equity Awards	
Name	**Grant Year**	**Exercisable**	**Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)(1)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(1)**
W. James McNerney, Jr.							
Equity Awards	—	—	—	—	—	156,109(2)	$11,764,374
Stock Options	2012	—	222,824(3)	$75.40	2/27/2022	—	—
	2011	64,746	125,686(4)	71.44	2/22/2021	—	—
	2010	140,840	69,370(5)	63.83	2/22/2020	—	—
	2009	282,037	—	35.57	2/23/2019	—	—
	2008	252,000	—	83.93	2/25/2018	—	—
	2007	215,000	—	89.65	2/26/2017	—	—
	2006	261,000	—	74.45	2/27/2016	—	—
	2004	2,400(6)	—	43.12	5/03/2014	—	—
	2003	2,400(6)	—	28.22	4/28/2013	—	—
Gregory D. Smith							
Equity Awards	—	—	—	—	—	13,423(7)	1,011,557
Stock Options	2012	—	36,079(8)	$75.40	2/27/2022	—	—
	2011	3,190	6,195(9)	71.44	2/22/2021	—	—
	2010	6,948	3,424(5)	63.83	2/22/2020	—	—
	2009	3,911	—	35.57	2/23/2019	—	—
	2008	20,000	—	81.98	5/30/2018	—	—
Raymond L. Conner							
Equity Awards	—	—	—	—	—	86,958(10)	6,553,155
Stock Options	2012	—	17,229(11)	$75.40	2/27/2022	—	—
	2011	4,770	9,261(12)	71.44	2/22/2021	—	—
	2010	10,241	5,046(5)	63.83	2/22/2020	—	—
	2008	10,100	—	83.93	2/25/2018	—	—
	2007	8,700	—	89.65	2/26/2017	—	—
	2006	7,128	—	74.45	2/27/2016	—	—
J. Michael Luttig							
Equity Awards	—	—	—	—	—	75,821(13)	5,713,871
Stock Options	2012	—	48,447(14)	$75.40	2/27/2022	—	—
	2011	15,186	29,480(15)	71.44	2/22/2021	—	—
	2010	31,337	15,436(5)	63.83	2/22/2020	—	—
	2009	27,517	—	35.57	2/23/2019	—	—
	2008	18,150	—	84.96	4/28/2018	—	—
	2008	26,000	—	83.93	2/25/2018	—	—
	2007	38,000	—	89.65	2/26/2017	—	—
	2006	47,050	—	88.73	5/11/2016	—	—
Dennis A. Muilenburg							
Equity Awards	—	—	—	—	—	103,486(16)	7,798,704
Stock Options	2012	—	56,838(17)	$75.40	2/27/2022	—	—
	2011	13,914	27,010(18)	71.44	2/22/2021	—	—
	2010	23,044	11,351(5)	63.83	2/22/2020	—	—
	2009	4,898	—	35.57	2/23/2019	—	—
	2008	10,100	—	83.93	2/25/2018	—	—
	2007	8,700	—	89.65	2/26/2017	—	—
	2006	10,800	—	74.45	2/27/2016	—	—
James F. Albaugh							
Stock Options	2011	23,653	—	$71.44	9/30/2017	—	—
	2010	47,734	—	63.83	9/30/2017	—	—
	2009	82,187	—	35.57	9/30/2017	—	—
	2008	62,000	—	83.93	9/30/2017	—	—
	2007	52,000	—	89.65	2/26/2017	—	—
	2006	66,000	—	74.45	2/27/2016	—	—
James A. Bell							
Stock Options	2011	20,999	—	$71.44	3/31/2017	—	—
	2010	42,050	—	63.83	3/31/2017	—	—
	2008	62,000	—	83.93	3/31/2017	—	—
	2007	52,000	—	89.65	2/26/2017	—	—
	2006	66,000	—	74.45	2/27/2016	—	—

(1) The following table shows the aggregate number and market value of unvested Career Shares, RSUs and Matching Deferred Stock Units (MDSUs) held by each of the NEOs as of December 31, 2012.

Name	Number of Shares or Units of Stock That Have Not Vested (#)				Market Value of Shares or Units of Stock That Have Not Vested ($)			
	Career Shares (a)	RSUs	MDSUs (b)	Total	Career Shares (a)	RSUs	MDSUs (b)	Total
W. James McNerney, Jr.	—	156,109	—	156,109	—	$11,764,374	—	$11,764,374
Gregory D. Smith	—	13,423	—	13,423	—	1,011,557	—	1,011,557
Raymond L. Conner	8,513	72,252	6,193	86,958	$641,540	5,444,911	$466,704	6,553,155
J. Michael Luttig	—	75,821	—	75,821	—	5,713,871	—	5,713,871
Dennis A. Muilenburg	4,323	92,754	6,409	103,486	325,781	6,989,941	482,982	7,798,704
James F. Albaugh	—	—	—	—	—	—	—	—
James A. Bell	—	—	—	—	—	—	—	—

(a) Career Shares, which were granted prior to 2006, are stock units that earn dividend equivalents, which accrue in the form of additional Career Shares. Career Shares vest upon termination of employment due to retirement, death, disability or layoff and are paid out in stock upon vesting.

(b) Under the Matching Deferred Stock Units program, which was discontinued in 2005, if an executive elected to defer certain compensation into Boeing deferred stock units (an unfunded stock unit account), we provided a 25% matching contribution when the awards vested that will be paid out in stock upon termination of employment due to retirement, death, disability or layoff. MDSUs earn dividend equivalents, which accrue in the form of additional MDSUs. MDSUs are paid under our Deferred Compensation Plan for Employees, which is described in further detail under 2012 Nonqualified Deferred Compensation beginning on page 48.

(2) Reflects (a) 55,322 RSUs that vested on February 22, 2013; (b) 49,943 RSUs that vest on February 22, 2014; and (c) 50,844 RSUs that vest on February 27, 2015.

(3) Reflects (a) 75,760 options that vested on February 27, 2013; (b) 73,531 options that vest on February 27, 2014; and (c) 73,533 options that vest on February 27, 2015.

(4) Reflects (a) 62,842 options that vested on February 22, 2013; and (b) 62,844 options that vest on February 22, 2014.

(5) Reflects options that vested on February 22, 2013.

(6) Reflects options received for service as a nonemployee director.

(7) Reflects (a) 2,729 RSUs that vested on February 22, 2013; (b) 2,462 RSUs that vest on February 22, 2014; and (c) 8,232 RSUs that vest on February 27, 2015.

(8) Reflects (a) 12,266 options that vested on February 27, 2013; (b) 11,906 options that vest on February 27, 2014; and (c) 11,907 options that vest on February 27, 2015.

(9) Reflects (a) 3,097 options that vested on February 22, 2013; and (b) 3,098 options that vest on February 22, 2014.

(10) Reflects (a) 8,513 Career Shares and 6,193 MDSUs that vest as described in footnote (1) above; (b) 4,023 RSUs that vested on February 22, 2013; (c) 14,111 RSUs that vest on February 22, 2014; (d) 14,118 RSUs that vest on February 27, 2015; and (e) 40,000 RSUs that vest on December 17, 2016.

(11) Reflects (a) 5,857 options that vested on February 27, 2013; (b) 5,685 options that vest on February 27, 2014; and (c) 5,687 options that vest on February 27, 2015.

(12) Reflects (a) 4,630 options that vested on February 22, 2013; and (b) 4,631 options that vest on February 22, 2014.

(13) Reflects (a) 12,310 RSUs that vested on February 22, 2013; (b) 11,714 RSUs that vest on February 22, 2014; (c) 11,054 RSUs that vest on February 27, 2015; and (d) 40,743 RSUs that vest on February 27, 2016.

(14) Reflects (a) 16,471 options that vested on February 27, 2013; (b) 15,987 options that vest on February 27, 2014; and (c) 15,989 options that vest on February 27, 2015.

(15) Reflects (a) 14,739 options that vested on February 22, 2013; and (b) 14,741 options that vest on February 22, 2014.

(16) Reflects (a) 4,323 Career Shares and 6,409 MDSUs that vest as described in footnote (1) above; (b) 9,052 RSUs that vested on February 22, 2013; (c) 10,733 RSUs that vest on February 22, 2014; (d) 12,969 RSUs that vest on February 27, 2015; and (e) 60,000 RSUs that vest on December 17, 2016.

(17) Reflects (a) 19,324 options that vested on February 27, 2013; (b) 18,756 options that vest on February 27, 2014; and (c) 18,758 options that vest on February 27, 2015.

(18) Reflects (a) 13,504 options that vested on February 22, 2013; and (b) 13,506 options that vest on February 22, 2014.

Option Exercises and Stock Vested

The following table provides information for each of our NEOs regarding stock option exercises and vesting of stock awards during 2012.

	Stock Options		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
W. James McNerney, Jr.	3,000	$ 89,664	95,484	$7,241,488
Gregory D. Smith	—	—	6,838	502,781
Raymond L. Conner	4,720	191,580	4,841	367,121
J. Michael Luttig	—	—	35,774	2,713,084
Dennis A. Muilenburg	9,940	395,655	5,024	381,001
James F. Albaugh	—	—	107,534(3)	7,702,799
James A. Bell	71,349	2,789,724	53,781(4)	4,047,895

(1) Consists of time-based vesting of RSUs plus, in the case of Messrs. Albaugh and Bell, vesting of Career Shares, MDSUs and RSUs in connection with the NEO's retirement. Includes shares withheld for payment of applicable taxes associated with the vesting.

(2) Value realized upon vesting of RSUs and MDSUs is calculated based on the average of the high and low sales prices on the date of vesting. Value realized upon vesting of Career Shares is calculated based on the closing price of Boeing stock on the date of vesting.

(3) Consists of 27,824 RSUs that vested during Mr. Albaugh's employment, as well as 28,968 RSUs, 25,561 Career Shares and 25,181 MDSUs that vested in connection with his retirement. Because Mr. Albaugh qualifies as a "specified employee" for purposes of Internal Revenue Code Section 409A, the 79,710 shares that vested upon his retirement on October 1, 2012 will not be distributed until six months after that date.

(4) Consists of 24,155 RSUs that vested during Mr. Bell's employment, as well as 17,425 RSUs and 12,201 Career Shares that vested in connection with his retirement. Because Mr. Bell qualified as a "specified employee" for purposes of Internal Revenue Code Section 409A, the 29,626 shares that vested upon his retirement on April 1, 2012 were not distributed until six months after that date.

2012 Pension Benefits

The following table provides information as of December 31, 2012 (the pension measurement date for purposes of our 2012 audited financial statements) for each of our NEOs regarding the actuarial present value of the officer's total accumulated benefit under each of our applicable defined benefit plans, the Pension Value Plan, the Supplemental Executive Retirement Plan (SERP), and the Boeing Toronto Supplemental Executive Retirement Income Plan (Toronto SERIP). Benefits under the SERP and the Toronto SERIP are payable only in the form of a monthly annuity. For Mr. McNerney, the table also includes the actuarial present value of his retirement benefit under his employment agreement in the form of a 15-year certain annuity. For Mr. Luttig, the table also includes the actuarial present value of his retirement benefit under his supplemental pension agreement in the form of a lump sum. For Mr. Smith, the table also includes the actuarial present value of his retirement benefit under the Toronto SERIP. The actuarial values were determined using interest rate and mortality rate assumptions consistent with those used in our 2012 audited financial statements.

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
W. James McNerney, Jr.	Pension Value Plan	7.51	$ 299,918	$ 0
	SERP	7.51	8,456,275	0
	Employment Agreement	7.00	34,154,581	0
Gregory D. Smith	Pension Value Plan	10.01	261,153	0
	SERP	10.01	211,677	0
	Toronto SERIP	9.52	239,994	0
Raymond L. Conner	Pension Value Plan	34.57	1,037,299	0
	SERP	34.57	3,920,855	0
J. Michael Luttig	Pension Value Plan	6.64	280,287	0
	SERP	6.64	1,791,786	0
	Supplemental Pension Agreement	6.64	2,637,541	0
Dennis A. Muilenburg	Pension Value Plan	27.00	670,418	0
	SERP	27.00	3,571,987	0
James F. Albaugh	Pension Value Plan	28.41	1,777,182	25,929
	SERP	28.41	12,141,006	0
James A. Bell	Pension Value Plan	41.00	2,191,431	95,484
	SERP	41.00	10,638,119	463,521

(1) Credited service for purposes of calculating benefits under the Pension Value Plan and the SERP (called "benefit service" under the plans) is counted in the same manner and determined pursuant to such plans uniformly for all plan participants. Credited service for purposes of calculating benefits under the Toronto SERIP is counted in the same manner for all participants in the Pension Plan for Salaried Employees of Boeing Toronto, LTD (Toronto Salaried Plan). The years of company service for each NEO for the Pension Value Plan and SERP are as follows: Mr. McNerney, seven years; Mr. Bell, 40 years; Mr. Albaugh, 37 years; Mr. Luttig, six years; Mr. Smith 22 years; Mr. Conner 34 years; and Mr. Muilenburg, 26 years. The credited service is slightly higher than years of company service for each officer (except Mr. Albaugh and Mr. Smith) for reasons such as service counting methods and the transition of benefits from our Employee Retirement Plan to the Pension Value Plan, which provided up to one year of additional credited service. Mr. Albaugh's credited service is less than his years of company service because for part of his company service he, in connection with a government contract, participated in a pension plan that is not currently sponsored by us. Mr. Smith's credited service under the Pension Value Plan and the SERP is less than his years of company service because he earned benefits in a Canadian subsidiary pension plan for part of his company service. Part of that service was in the Toronto Salaried Plan and the Toronto SERIP and is reflected in the service above. Part of that service was in the Boeing Toronto, LTD. Non-Contributory Pension Plan for Hourly Employees of the National Automobile Aerospace Transportation and General Works Union of Canada Local 1967 (CAW-Canada Local 1967 Plan) and that service is not reflected in the table above. The Toronto Salaried Plan and the CAW-Canada Local 1967 Plans have been terminated and benefits have been cashed out; however, Mr. Smith retains a Toronto SERIP benefit. Under the terms of Mr. McNerney's employment agreement retirement benefit, described below, his years of credited service are counted from January 1, 2006. Under the terms of Mr. Luttig's supplemental pension agreement, described below, he became vested in a supplemental retirement benefit after three years of service with us. Granting extra years of credited service under the SERP requires the approval of the Compensation Committee.

(2) The amounts reported in this column for each officer were calculated assuming no future service or compensation increases. Present values were calculated assuming no pre-retirement mortality or termination. The values under the Pension Value Plan, the SERP, and the Toronto SERIP are the actuarial present values as of December 31, 2012 of the benefits earned as of that date and payable at age 65 for the Pension Value Plan, age 62 (or current age, if older) for the SERP, and age 55 for the Toronto SERIP. The discount assumption is 3.9% for both the Pension Value Plan and the SERP. The discount assumption is 4.1% for the Toronto SERIP. The post-retirement mortality assumption of the Pension Value Plan and SERP is the Internal Revenue Service specified generational mortality for funding purposes. The post-retirement mortality assumption for the Toronto SERIP is UP 1994 fully generational. The value set forth for Mr. McNerney's employment agreement retirement benefit is a 15-year certain annuity equal in value to one that could have commenced at age 62, and the value set forth for Mr. Luttig's supplemental pension agreement retirement benefit is a lump sum payable at age 65. The Pension Benefit Guaranty Corporation interest rate used to convert Mr. McNerney's benefit to a 15-year certain annuity is 0.75%. Both Mr. McNerney's 15-year certain annuity and Mr. Luttig's lump sum are discounted with the same interest rate used for the SERP. If the officer has retired, the value reflects the form of benefit and the benefits that have and will be received as of December 31, 2012.

In order to determine changes in pension values for the Summary Compensation Table on page 36, the values of the Pension Value Plan, the SERP, the Toronto SERIP, Mr. McNerney's employment agreement retirement benefit and Mr. Luttig's supplemental pension agreement retirement benefit were also calculated as of December 31, 2011 for the benefits earned as of that date. The discount assumption used for the Pension Value Plan, the SERP, Mr. McNerney's employment agreement retirement benefit and Mr. Luttig's supplemental pension agreement retirement benefit was 4.50%, which was the assumption used for financial reporting purposes for 2011. The discount assumption rate used for the Toronto SERIP was 3.9%, which was the assumption used for financial reporting purposes for 2011. The Pension Benefit Guaranty Corporation interest rate used to convert Mr. McNerney's benefit to a 15-year certain annuity as of December 31, 2011 was 1.25%. Other assumptions used to determine the value as of December 31, 2011 were the same as those used for December 31, 2012. The assumptions reflected in this footnote are the same as the ones used for the Pension Value Plan, the SERP, and the Toronto SERIP for financial reporting purposes.

For all participants in the Pension Value Plan and the SERP, the life annuity is the normal form of payment for unmarried participants, and a 50% joint and survivor benefit is the normal form of payment for those who are married at the time of benefit commencement; alternative annuity forms may also be available. The normal form of payment for those married in the Toronto SERIP is a 60% joint and survivor and other forms are available. The benefits shown in the table are not subject to any deduction for Social Security benefits.

Pension Value Plan

Under the Pension Value Plan, each year a bookkeeping account in a participant's name is credited with an amount equal to a percentage of the participant's annual base salary and annual incentive compensation depending on the participant's age, ranging from 3% for those younger than age 30 to 11% for those age 50 and older. Each of the NEOs, except Messrs. Smith and Muilenburg is older than age 50. Messrs. Smith and Muilenburg receive a credit of 9% which is the same rate received by all other participants in the plan who are between age 45 and 49. Each participant's account also receives interest credits based on the yield of the 30-year U.S. Treasury bond in effect during November of the previous year, except that the rate may be no lower than 5.25% or higher than 10%. Benefits are earned after one year of service, which is retroactively credited upon completion. Benefits generally vest after three years of service or, if earlier, when a participant reaches age 62. When a participant retires, the amount credited to the participant's account is converted into an annuity by dividing the account balance by a fixed factor of 11 in order to determine the annual benefit for employees retiring from active employment. If a participant terminates employment with a vested benefit before becoming eligible for retirement, annuity benefits can begin on or after age 55. However, the factor used to determine the annuity is 0.4 higher (and therefore the benefit is lower) for each year before age 65 that the benefit commences. For example, the factor for benefit commencement at age 60 for a participant whose employment terminates before retirement is 13 rather than 11. Benefits under the Pension Value Plan are pre-funded and are paid out of the assets of the plan.

In addition, certain benefits earned by participants under prior retirement plans of Boeing calculated as of December 31, 1998 were transferred to the Pension Value Plan when it became effective as of January 1, 1999. Certain benefits earned by participants under prior retirement plans of Boeing North American were also transferred as of July 1, 1999. These benefits will increase each year at the same rate the participant's salary increases, and the benefits retain early retirement subsidies. At retirement, participants will receive these benefits in addition to the Pension Value Plan annuity described above.

Supplemental Executive Retirement Plan
In addition to the pension benefit under the Pension Value Plan, NEOs may also receive a pension benefit under the SERP, which is a nonqualified defined benefit plan. For those employees whose benefit under the Pension Value Plan is limited by applicable federal tax laws and regulations, the SERP provides an excess benefit equal to additional amounts the Pension Value Plan would have paid absent limitation by applicable federal tax laws and regulations. For executives hired before January 1, 2008, the SERP pays the greater of the excess benefit or a supplemental target benefit that may enhance the benefits received under the Pension Value Plan. The Compensation Committee amended the SERP to eliminate the supplemental target benefit for employees hired or rehired between January 1, 2008 and December 31, 2008. For these employees, which includes Mr. Smith, the SERP will provide only an excess benefit. For employees hired or rehired on or after January 1, 2009, the Pension Value Plan and the SERP have been replaced with an enhanced defined contribution plan. Benefits under the SERP are not pre-funded and are paid out of our general assets.

Under the SERP, credited service is the same as the credited service recognized under the Pension Value Plan. Supplemental pension benefits are based on years of Pension Value Plan credited service times 1.6% of average annual compensation for the five consecutive years of employment with the highest base compensation and the five consecutive years of employment with the highest incentive awards. For the NEOs, this typically has been the average annual compensation over the last five years of employment. Compensation includes annual base salary plus annual incentive compensation and does not include any other forms of remuneration. The supplemental target benefit formula is limited to 100% of a participant's annual base salary at termination and is reduced by the amount of qualified benefits received under the Pension Value Plan. Supplemental pension benefits vest at the later of being vested in the Pension Value Plan or 36 consecutive months on the executive payroll. The SERP benefits are subject to forfeiture if the executive leaves the Company to work in a capacity that is determined to be in competition with a significant aspect of our business, or commits one of a number of felonies against us or our interests. SERP benefits accrued after 2007 are also subject to forfeiture if the executive solicits or attempts to solicit our employees, representatives or consultants to work for the executive or a third party without our consent, or if the executive disparages us, our products or our employees.

Toronto SERIP
For participants in the Toronto Salaried Plan, the Toronto SERIP provides an excess benefit equal to the additional amounts the Toronto Salaried Plan would have paid absent limitations by applicable Canadian laws and regulations. The Toronto Salaried Plan benefits are based on years of credited service thereunder times 1.5% of the average monthly earnings integrated with the Canada Pension Plan based on the Year's Maximum Pensionable Earnings (YMPE). Benefits in the Toronto SERIP vest after two years of continuous service.

Early Retirement
Pension benefits generally are reduced for early retirement by a certain percentage from the amount that would have been paid upon benefit commencement at normal retirement age. This is to account for early commencement of the benefit, which results in additional years of benefit payment. The Pension Value Plan has early retirement eligibility provisions and early retirement reduction factors that apply in the same manner to executives (including the NEOs) and to other employees. This section describes those provisions and factors that apply to the NEOs based on their age and years of service and the applicable provisions of prior plans.

For early retirement (prior to age 65), the Pension Value Plan benefit is based on the balance as of that early retirement age and does not reflect the future interest credits that would have been earned through age 65. The Pension Value Plan benefits earned under prior Boeing plans by Messrs. Conner and Muilenburg would be reduced 2% for each year prior to age 60 that they retire. The Pension Value Plan benefits earned under prior Boeing plans and prior Boeing North American plans by Messrs. Albaugh and Bell are unreduced since they are over age 60. Under the SERP, the supplemental target benefit would be reduced 3% for each year the employee retires prior to age 62 and 6% for each year the benefit commences prior to age 65 if the employee terminates employment prior to being eligible for retirement; otherwise, payments and benefits for early retirement are calculated the same as normal retirement benefits, as described above. The Toronto SERIP is reduced by the lesser of 2.5% per point before attaining 85 points (based on age plus years of service), 2.5% per year before attaining age 65 or 6.0% per year before attaining age 62.

Messrs. McNerney, Conner, Albaugh and Bell are eligible for early retirement benefits under the Pension Value Plan and the SERP based on being at least age 55 with ten years of vesting service or at least age 62 with one year of service at termination. Mr. Luttig is not currently eligible for early retirement; however, he is eligible to commence receiving vested benefits as can other vested employees who are at least age 55. Neither Mr. Muilenburg nor Mr. Smith is currently eligible for early retirement nor can they commence benefits since they are under age 55. Vesting service is the service used under the Pension Value Plan and the SERP to determine eligibility for benefits, including eligibility for early retirement benefits. Continuous service is used for eligibility for benefits under the Toronto SERIP.

Estimated SERP benefits and early Toronto SERIP benefits that could be paid as a result of various terminations as of December 31, 2012 are shown under Table II—Estimated Potential Annual Supplemental Executive Retirement Plan Payments Upon Termination on page 54.

Employment Agreement Retirement Benefit

Mr. McNerney's employment agreement requires us to provide Mr. McNerney a supplemental retirement benefit designed to compensate him for benefits provided by his former employer that he forfeited. Pursuant to the agreement, he has a "target benefit" calculated as a straight-life annuity commencing at age 62 payable from Boeing (including qualified pension benefits, nonqualified pension benefits and the employment agreement) that is offset by pension benefits payable by his previous employers, 3M and General Electric. This target benefit is 50% of Mr. McNerney's highest average annual compensation (annual base salary plus annual incentive compensation). The average annual compensation is the highest three years out of ten including compensation at prior employers. For service accrued through December 31, 2012, the target benefit (before reduction for other provided pension benefits) was $3,184,500 per year. The present value of the accumulated benefit was payable as a 15-year certain annuity (assuming it is equal in value to the defined annuity commencing at age 62 using the Pension Benefit Guaranty Corporation interest and UP 84 mortality rates) on the assumed date of December 31, 2012. The supplemental retirement benefit is fully vested.

Supplemental Pension Agreement Retirement Benefit

Pursuant to a supplemental pension agreement between us and Mr. Luttig, Mr. Luttig will be paid a lump sum at the earlier of termination or age 65 or such later date as required by Section 409A of the Internal Revenue Code. The lump sum is the equivalent of a 20-year certain and continuous annuity of $225,000 per year that commences at age 65. The value of the lump sum is based on the same interest and mortality assumptions that are used for lump-sum payments in the Pension Value Plan. The benefit became fully vested in May 2009.

2012 Nonqualified Deferred Compensation

Deferred Compensation Plan

Our Deferred Compensation Plan for Employees is a nonqualified, unfunded defined contribution plan under which eligible executives may defer up to 50% of base salary, 100% of annual incentive awards and 100% of performance awards.

Deferred compensation investment elections available under the Deferred Compensation Plan include an interest-bearing account, a Boeing Stock Fund account and 21 other notional investment funds that track those available to employees under the Voluntary Investment Plan (a 401(k) plan). The interest-bearing account is credited with interest daily during the calendar year at a rate that is equal to the mean between the high and the low yields on AA-rated industrial bonds as reported by Moody's Investors Service, Inc. during the first 11 months of the preceding year, rounded to the nearest 1/4 of 1 percent. The rate was 4.75% for 2012 and is 3.75% for 2013. Executives may change how deferrals are invested in the funds at any time, subject to insider trading rules and other Deferred Compensation Plan restrictions that limit the transfer of funds into or out of Boeing stock.

Executives choose how and when to receive payments under the Deferred Compensation Plan. Executives may elect either a lump-sum payment or annual payments over two to 15 years. Annual payments are calculated based on the number of years of remaining payments. Payments to an executive under the Deferred Compensation Plan begin on the later of (a) the January following the age the executive elected or (b) the January after the executive separates from service with us, as defined in the Deferred Compensation Plan (generally, when the executive's employment with us ends).

Supplemental Benefit Plan

Our Supplemental Benefit Plan is a nonqualified, unfunded defined contribution plan that is intended to supplement the retirement benefits of eligible executives to the extent that their benefits under our 401(k) plan are curtailed by legislation limiting contributions to the 401(k) plan and the earnings that may be considered in computing benefits under the 401(k) plan. The Internal Revenue Code currently caps certain contributions to an executive's 401(k) plan accounts, such as company matching contributions, before-tax contributions made by us at the request of the participating executive and executive after-tax contributions. The Internal Revenue Code also caps the amount of compensation that may be considered when determining an executive's retirement benefits under our 401(k) plan. The Supplemental Benefit Plan is therefore intended to pay, out of our general assets, an amount substantially equal to the difference between the amount actually allocated to an eligible executive's account under our 401(k) plan and the amount that, in the absence of such limiting legislation, would have been allocated to the executive's account as before-tax contributions plus our matching contributions.

Deferred compensation investment elections available under the Supplemental Benefit Plan include an interest-bearing account, a Boeing Stock Fund account and 21 other notional investment funds that track those available to employees under the Voluntary Investment Plan (a 401(k) plan). The interest-bearing account is credited with interest monthly during the calendar year at a rate that is equal to the mean between the high and the low yields on AA-rated industrial bonds as reported by Moody's Investors Service, Inc. during the first 11 months of the preceding year, rounded to the nearest 1/4 of 1 percent. The rate was 4.75% for 2012 and is 3.75% for 2013. All investment funds are valued daily, and executives may change how deferrals are invested in the funds at any time, subject to insider trading rules and other Supplemental Benefit Plan restrictions that limit the transfer of funds into or out of Boeing stock.

Payments to an executive under the Supplemental Benefit Plan (which will be either one lump-sum payment or annual payments over two to 15 years based on the executive's election) begin on the later of (a) the January following the age the executive elected or (b) the January after the executive separates from service with us, as defined in the Supplemental Benefit Plan (generally, when the executive's employment with us ends). Annual payments are calculated based on the number of years of remaining payments.

The Compensation Committee amended the Supplemental Benefit Plan effective January 1, 2009 to provide additional retirement benefits to certain executives hired or rehired on or after January 1, 2009 who are not eligible to participate in our Pension Value Plan or SERP.

2012 Deferred Compensation Table

The following table provides information for each of our NEOs regarding aggregate officer and company contributions, aggregate earnings for 2012 and year-end account balances under the Deferred Compensation Plan, the Supplemental Benefit Plan, and other nonqualified deferred compensation arrangements described below. As of December 31, 2012, Messrs. McNerney and Smith had not elected to participate in the Deferred Compensation Plan. Messrs. Albaugh and Bell retired on October 1, 2012 and April 1, 2012, respectively.

Name	Plan Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at Last FYE ($)(5)
W. James McNerney, Jr.(6)	Supplemental Benefit Plan	$134,400	$100,800	$129,129	$ 0	$1,917,976
	Deferred Compensation Plan for Directors	0	0	52,210	0	1,044,476
Gregory D. Smith	Supplemental Benefit Plan	53,481	21,392	3,315	0	124,850
Raymond L. Conner	Deferred Compensation Plan	0	0	137,423	0	3,047,677
	Supplemental Benefit Plan	0	0	3,838	0	82,653
J. Michael Luttig	Deferred Compensation Plan	630,496	0	142,569	0	1,455,804
	Supplemental Benefit Plan	44,218	33,163	23,765	0	562,541
Dennis A. Muilenburg	Deferred Compensation Plan	0	0	187,850	0	2,471,088
	Supplemental Benefit Plan	69,195	41,517	32,689	0	320,376
James F. Albaugh(7)	Deferred Compensation Plan	0	0	1,664,769	0	27,042,751
	Supplemental Benefit Plan	45,301	33,976	75,690	0	1,671,295
	Special Retention Deferral	0	0	15,916	374,828	0
James A. Bell	Supplemental Benefit Plan	955	716	38,459	0	828,796

(1) Amounts reflect elective deferrals of salary and performance awards.

(2) Amounts reflect Company matches under the Supplemental Benefit Plan.

(3) Amounts reflect dividends on deferred stock units and changes in the market value of the underlying stock, interest credited on interest account holdings and change in value of other investment holdings.

(4) Amounts reflect distributions made in 2012.

(5) Reflects year-end account balances of deferred compensation, including deferrals of certain equity awards granted or earned prior to 2006. Of the amounts in this column, the following amounts were also included in the Total Compensation column of the Summary Compensation Table for 2012, 2011, and 2010:

Name	Plan Name	Reported for 2012 ($)	Reported for 2011 ($)	Reported for 2010 ($)	Total ($)
W. James McNerney, Jr.	Supplemental Benefit Plan	$235,200	$235,900	$235,900	$707,000
Gregory D. Smith	Supplemental Benefit Plan	74,873	—	—	74,873
Raymond L. Conner	Supplemental Benefit Plan	—	—	—	—
J. Michael Luttig	Deferred Compensation Plan	—	630,496	—	630,496
	Supplemental Benefit Plan	77,381	74,374	72,049	223,804
Dennis A. Muilenburg	Supplemental Benefit Plan	110,712	94,646	—	205,358
James F. Albaugh	Supplemental Benefit Plan	79,277	105,637	102,237	287,151
James A. Bell	Supplemental Benefit Plan	1,671	90,423	86,736	178,830

(6) Amounts for Mr. McNerney include earnings of $52,210 and a balance of $1,044,476 in the Deferred Compensation Plan for Directors resulting from deferrals made when Mr. McNerney served as a nonemployee director from 2001 through July 1, 2005. The Deferred Compensation Plan for Directors is described in more detail in "Director Compensation—Deferred Compensation" on page 16.

(7) Amounts for Mr. Albaugh include earnings of $15,916 and a distribution of $374,828 in a Special Retention Deferral account resulting from a special retention award that Mr. Albaugh received in 1998 for remaining with us after our acquisition in 1996 of certain Rockwell International aerospace and defense businesses.

Potential Payments upon Termination or Change-in-Control

Table I below, captioned "Estimated Potential Incremental Payments Upon Termination," sets forth the estimated amount of incremental compensation payable to each of the NEOs upon termination of the officer's employment in the event of (1) a termination by us without cause or by the officer for good reason in connection with a change-in-control; (2) layoff; (3) retirement; (4) disability; or (5) death. The amounts shown assume that the termination was effective as of December 31, 2012 and that the price of Boeing stock as of termination was the closing price of $75.36 on December 31, 2012. The actual amounts to be paid can be determined only following the officer's termination and the conclusion of all relevant incentive plan performance periods. Except as set forth below pursuant to Mr. McNerney's employment agreement, we do not provide any benefits to NEOs upon the occurrence of a change-in-control.

In the event of termination due to layoff, retirement, death or disability, the NEO will receive the estimated incremental benefits reflected in Table I as a result of the following:

- Distribution of shares of Boeing stock represented by Career Shares;
- Pro rata vesting of RSUs granted under the long-term incentive program based on the number of full and partial calendar months of active employment during the three-year performance period (beginning with the first full calendar month after the grant date);
- Continued eligibility for performance awards, which will be paid pro rata to the extent earned after the end of the three-year performance period based on the number of full and partial calendar months of active employment during the relevant performance periods. The performance awards earned and paid for 2010-2012 performance, which are reported in the Summary Compensation Table on page 36, are not included in Table I because as of December 31, 2012, the amounts had been earned;
- Pro rata payment of annual incentive awards, which will be paid in the year following termination to the extent earned based on the number of days employed during the year. The annual incentive awards earned and paid for 2012 performance, which are reported in the Summary Compensation Table on page 36, are not included in Table I because as of December 31, 2012, the amounts had been earned; and
- Continued eligibility for tax preparation services through the calendar year following year of termination.

In the event of the disability or death of a NEO, the officer will receive benefits under our disability plan available generally to all salaried employees or our executive life insurance plan. The disability insurance amounts are not reflected in Table I. Our executive officers are eligible for a life insurance benefit that is equal to three times base salary up to $3.5 million. Mr. McNerney also is eligible for a supplemental life insurance benefit pursuant to his employment agreement. The life insurance benefits are reflected in Table I.

Executive Layoff Benefit Plan
Our NEOs are eligible to participate in the Boeing Executive Layoff Benefit Plan (the "Layoff Plan"), which is an ongoing layoff benefits program for all executives who are laid off and who do not become employed elsewhere within the Company. If a layoff occurs because of a merger, sale, spin-off, reorganization or similar transfer of assets or stock, or because of a change in the operator of a facility or a party to a contract or an outsourcing of work, the executive is eligible for benefits under the Layoff Plan unless the executive either (1) continues in equivalent employment in the case of a stock sale or similar transaction or (2) rejects an offer of equivalent employment with the new employer. "Equivalent employment" means employment that is at no less than 90% of the executive's prior base salary and target incentive compensation and is located within 70 miles of the executive's pre-layoff work location.

Eligible participants under the Layoff Plan receive a layoff benefit equal to one year of base salary plus an amount equal to the executive's target annual incentive multiplied by the Company performance score (and business unit score, as applicable) for the year in which the layoff occurs, minus, if applicable, the total of all payments made, or to be made, pursuant to any individual employment, separation or severance agreement. Amounts payable under the Layoff Plan are included in Table I. The Layoff Plan does not provide tax gross-ups.

Executives who are terminated due to layoff are also eligible for certain health and welfare benefits paid by us through the end of the month of layoff and outplacement services. In addition, any supplemental grants of RSUs, which are described under the heading "Supplemental Equity Awards" on page 29 will vest in full upon layoff.

Potential Payments Pursuant to Mr. McNerney's Employment Agreement
Mr. McNerney's employment agreement provides for the following termination benefits.

Upon termination by us without cause or by Mr. McNerney for good reason, Mr. McNerney will receive supplemental retirement benefits accrued to date, with additional credit for severance (including payments under the Executive Layoff Benefit Plan) and related service for purposes of his employment agreement retirement benefit.

Upon a termination of employment by us without cause or by Mr. McNerney for good reason in contemplation of or within two years after a change-in-control (a so-called "double-trigger"), Mr. McNerney will receive the following severance payments: (1) supplemental retirement benefit accrued to date, with additional credit for severance and related service for purposes of his employment agreement retirement benefit; and (2) severance and any medical benefit continuation provided in accordance with any company plan, but no less than the sum of (a) three times the sum of Mr. McNerney's base salary and his then-current target bonus (annual incentive) amount; (b) a lump-sum cash payment equal to the product of 36 multiplied by the premium amount charged by us in providing continued medical benefit coverage under COBRA; and (c) a pro rata bonus (annual incentive) for the termination year based on actual performance for the year.

Mr. McNerney's agreement does not provide for tax gross-ups.

Effective in July 2010, Mr. McNerney became "retiree eligible" under all welfare benefit, equity and other incentive plans and programs applicable to our senior executives. During the term of the employment agreement, we will provide Mr. McNerney with universal life insurance with a death benefit of at least $16,400,000, at a premium level not to exceed $262,937 annually. Under Mr. McNerney's employment agreement, a "change-in-control" is the first to occur of any of the following events: (1) any person becomes the beneficial owner of more than 30% of the outstanding securities of Boeing; (2) the incumbent directors (including those nominees subsequently nominated or elected by incumbent directors) cease for any reason to constitute at least a majority of the Board of Directors; (3) consummation of a reorganization, merger, consolidation, sale or other disposition of at least 80% of the assets of the Company, unless the beneficial shareholders of the Company immediately prior to the transaction retain at least 50% of the combined voting power of the outstanding shares entitled to vote on director elections; or (4) approval by shareholders of a complete liquidation or dissolution of the company.

"Good reason" is defined in the agreement to include: (1) any material adverse change in Mr. McNerney's status, responsibilities or perquisites; (2) any diminution in his titles; (3) any failure to nominate or elect him as Chief Executive Officer, Chairman of the Board or a director; (4) causing or requiring him to report to anyone other than the Board; (5) assigning to him duties materially inconsistent with his positions and duties described in the agreement or giving a notice terminating the renewal feature of the agreement; (6) our failure to assign the agreement to a successor to the Company or failure of a successor to the Company to explicitly assume and agree to be bound by the agreement; or (7) requiring him to be principally based at any office or location more than 30 miles from our current corporate offices in Chicago, Illinois.

"Cause" is defined in the agreement to include: (1) conviction of a felony, or a misdemeanor (excluding a petty offense) involving fraud, dishonesty or moral turpitude; (2) a material breach of the agreement that is not cured within ten days after receiving notice from the Board; (3) willful or intentional material misconduct in the performance of the duties under the agreement, including a material breach of our Code of Conduct that is willful or intentional material misconduct; or (4) willful or intentional failure to comply materially with a specific, written direction of the Board that is consistent with normal business practice, not inconsistent with the agreement and not unlawful or unethical. Cause does not include bad judgment, negligence or any act or omission believed to be in good faith or to have been in or not opposed to the interest of the Company.

Mr. McNerney's employment agreement provides him with a supplemental retirement benefit if his employment terminates or upon an earlier change-in-control. If such an event had occurred on December 31, 2012, he (or his beneficiary) would have been entitled to 15 annual payments (calculated based on the annuity conversion basis set forth in his employment agreement) of $2,992,661.

Potential Payments Pursuant to Mr. Luttig's Supplemental Pension Agreement

As described on page 48, Mr. Luttig's supplemental pension agreement provides for a retirement benefit if his employment terminates. If Mr. Luttig's employment had terminated on December 31, 2012, he (or his beneficiary) would have been entitled to a lump-sum retirement benefit of $2,717,616, payable as of July 1, 2013.

Estimated Potential Payments Presented in Table I

Table I below presents estimated incremental compensation payable to each of our NEOs as described above. The estimated incremental compensation is presented in the following benefit categories:

- *Cash severance*: reflects cash severance (1) in the case of layoff, pursuant to the Executive Layoff Benefit Plan and (2) in the case of a termination without cause or for good reason in connection with a change-in-control, pursuant to Mr. McNerney's employment agreement;
- *Service-based equity awards*: market value, as of December 31, 2012, of (1) Career Shares that would be distributed and (2) unvested RSUs that would vest;
- *Performance awards*: value of portions of the 2011-2013 and 2012-2014 performance awards that would be payable, assuming target Company performance;
- *Cash payment for medical coverage*: estimated value of lump-sum payment for continued medical coverage under COBRA pursuant to the terms of Mr. McNerney's employment agreement;
- *Life insurance death benefit*: value of the executive's life insurance payable following death;
- *Tax preparation*: estimated value of continuation of this benefit; and
- *Outplacement services*: estimated potential value of this service.

In addition to the items described above, NEOs are entitled to receive amounts earned during the term of employment. These amounts, which are not included in Table I, include: amounts contributed under our qualified and nonqualified deferred compensation plans; vested retirement benefits; performance awards earned and paid for 2010-2012 performance; and annual incentive awards earned and paid for 2012 performance.

Table I: Estimated Potential Incremental Payments Upon Termination

Name and Benefits	Termination in Connection with a Change-in-Control(1)	Layoff	Retirement	Disability	Death
W. James McNerney, Jr.					
Cash Severance	$15,633,000	$7,179,600	$0	$0	$0
Service-Based Equity Awards	7,301,836	7,301,836	7,301,836	7,301,836	7,301,836
Performance Awards	4,712,800	4,712,800	4,712,800	4,712,800	4,712,800
Cash Payment for Medical Coverage	60,000	0	0	0	0
Life Insurance Death Benefit	0	0	0	0	17,544,417
Tax Preparation Services	41,164	41,164	41,164	41,164	41,164
Outplacement Services	10,000	10,000	0	0	0
Total Estimated Incremental Value	27,758,800	19,245,400	12,055,800	12,055,800	29,600,217
Gregory D. Smith					
Cash Severance	0	1,492,464	0	0	0
Service-Based Equity Awards	0	479,962	0	479,962	479,962
Performance Awards	0	420,633	0	420,633	420,633
Life Insurance Death Benefit	0	0	0	0	1,897,200
Tax Preparation Services	0	8,011	0	8,011	8,011
Outplacement Services	0	10,000	0	0	0
Total Estimated Incremental Value	0	2,411,070	0	908,606	2,805,806
Raymond L. Conner					
Cash Severance	0	1,745,625	0	0	0
Service-Based Equity Awards	0	5,747,749	1,179,660	5,747,749	5,747,749
Performance Awards	0	353,333	353,333	353,333	353,333
Life Insurance Death Benefit	0	0	0	0	2,250,000
Tax Preparation Services	0	570	570	570	570
Outplacement Services	0	10,000	0	0	0
Total Estimated Incremental Value	0	7,857,277	1,533,563	6,101,652	8,351,652
J. Michael Luttig					
Cash Severance	0	2,040,192	0	0	0
Service-Based Equity Awards	0	4,717,386	0	4,717,386	4,717,386
Performance Awards	0	1,076,733	0	1,076,733	1,076,733
Life Insurance Death Benefit	0	0	0	0	2,428,800
Tax Preparation Services	0	8,044	0	8,044	8,044
Outplacement Services	0	10,000	0	0	0
Total Estimated Incremental Value	0	7,852,355	0	5,802,163	8,230,963
Dennis A. Muilenburg					
Cash Severance	0	2,358,460	0	0	0
Service-Based Equity Awards	0	6,257,404	0	6,257,404	6,257,404
Performance Awards	0	1,080,000	0	1,080,000	1,080,000
Life Insurance Death Benefit	0	0	0	0	2,721,300
Tax Preparation Services	0	8,722	0	8,722	8,722
Outplacement Services	0	10,000	0	0	0
Total Estimated Incremental Value	0	9,714,586	0	7,346,126	10,067,426
James F. Albaugh(2)					
Cash Severance	—	—	0	—	—
Service-Based Equity Awards	—	—	4,133,553(3)	—	—
Performance Awards	—	—	1,398,675(4)	—	—
Life Insurance Death Benefit	—	—	0	—	—
Tax Preparation Services	—	—	8,900	—	—
Outplacement Services	—	—	0	—	—
Total Estimated Incremental Value			5,541,128		
James A. Bell(2)					
Cash Severance	—	—	0	—	—
Service-Based Equity Awards	—	—	2,089,670(5)	—	—
Performance Awards	—	—	743,200(4)	—	—
Life Insurance Death Benefit	—	—	0	—	—
Tax Preparation Services	—	—	8,027	—	—
Outplacement Services	—	—	0	—	—
Total Estimated Incremental Value	—	—	2,840,897	—	—

(1) For the NEOs other than Mr. McNerney, there are no change-in-control benefits.

(2) Amounts (other than "Service-Based Equity Awards" for Mr. Albaugh) represent actual compensation payable to Messrs. Albaugh and Bell, who retired effective October 1, 2012 and April 1, 2012, respectively.

(3) Represents RSUs and Career Shares that vested upon Mr. Albaugh's retirement on October 1, 2012. Because Mr. Albaugh qualifies as a "specified employee" for purposes of Internal Revenue Code Section 409A, the distribution of these awards will be delayed until six months after his retirement. Between the vesting date and the distribution date, these awards will continue to earn dividend equivalents. This amount represents the amount that would have been distributed as of December 31, 2012, because the actual amount distributable will not be calculable until after April 1, 2013.

(4) Amounts represent prorated 2011-2013 performance awards and prorated 2012-2014 performance awards assuming target performance by the Company.

(5) Represents RSUs and Career Shares that vested upon Mr. Bell's retirement on April 1, 2012. Because Mr. Bell qualified as a "specified employee" for purposes of Internal Revenue Code Section 409A, the distribution of these awards was delayed until six months after his retirement. Between the vesting date and the distribution date, these awards continued to earn dividend equivalents.

Estimated Potential Payments Presented in Table II

Table II below shows the estimated SERP benefits payable for the employment termination reasons given in the corresponding columns for each of the NEOs. Pension Value Plan payments that are generally available to all salaried employees are not set forth in the table below. There are no additional disability benefits provided under the Pension Value Plan or the SERP; employment termination because of disability is treated the same as any other non-layoff termination.

Table II shows the annual SERP annuity that would have been received after a termination of employment on December 31, 2012, expressed as a life annuity, and the present value of such annuity benefit (based on the same factors used for the 2012 Pension Benefits table on page 45). The present value was calculated assuming a benefit commencement date of December 31, 2012 for each NEO except Messrs. Smith and Muilenburg, the present value of whose benefits were calculated assuming a benefit commencement date upon their attainment of age 55.

Table II: Estimated Potential Annual Supplemental Executive Retirement Plan Payments Upon Termination

Name	Benefit Payable Upon Termination Due to Retirement, Layoff or Disability(1) Annuity/Present Value ($)	Death Benefit Payable to Spouse(2) Annuity/Present Value ($)
W. James McNerney, Jr.	$616,587 / $8,456,275	$523,235 / $7,727,753
Gregory D. Smith	33,155 / 408,873(3)	3,692 / 378,172(4)
Raymond L. Conner	278,887 / 4,429,278	248,656 / 4,078,896
J. Michael Luttig	85,454 / 1,327,335	74,507 / 1,271,352
Dennis A. Muilenburg	154,627 / 2,075,419	49,352 / 951,954
James F. Albaugh	708,543 / 12,141,006(5)	—
James A. Bell	618,028 / 10,638,119(6)	—

(1) Messrs. McNerney and Conner are eligible for early retirement benefits under the SERP. Mr. Luttig is eligible for retirement benefits but is not eligible for early retirement benefits under the SERP. Messrs. Smith and Muilenburg are not eligible for retirement or early retirement benefits under the SERP.

(2) If the participant dies while an active employee and eligible for retirement, the death benefit paid is a 100% surviving spouse annuity. If the participant is an active employee and not eligible for retirement, the death benefit is a 50% surviving spouse annuity.

(3) Mr. Smith is eligible for benefits under both the SERP and the Toronto SERIP. $13,751 of the annuity amount is related to the SERP and $19,404 is related to the Toronto SERIP. $168,929 of the present value amount is related to the SERP and $239,944 of the present value amount is related to the Toronto SERIP.

(4) Mr. Smith is eligible for benefits under both the SERP and the Toronto SERIP. The annuity amount is related to the SERP, because benefits under the Toronto SERIP must be paid in a lump sum. $70,172 of the present value amount is related to the SERP and $308,000 of the present value amount is related to the Toronto SERIP.

(5) Represents actual payment made to Mr. Albaugh, who retired effective October 1, 2012.

(6) Represents actual payment made to Mr. Bell, who retired effective April 1, 2012.

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table sets forth beneficial ownership of Boeing stock, as of March 1, 2013, of each director, director nominee and NEO and all directors and executive officers as a group. The table also sets forth stock units held by such persons pursuant to our compensation and benefit plans. Beneficial ownership is determined in accordance with the rules of the SEC and all numbers are rounded to the nearest whole share. Each director, director nominee and NEO, and all directors and executive officers as a group, owned less than 1% of the outstanding Boeing stock as of March 1, 2013.

Directors and Nominees	Shares Beneficially Owned	Stock Units(1)	Total
David L. Calhoun	2,450	10,368	12,818
Arthur D. Collins, Jr.	0	24,278	24,278
Linda Z. Cook	3,800(2)	25,078	28,878
Kenneth M. Duberstein	8,560(3)	45,218	53,778
Edmund P. Giambastiani, Jr.	0	7,333	7,333
Lawrence W. Kellner	1,000	2,904	3,904
Edward M. Liddy	3,628	10,586	14,214
Susan C. Schwab	1,546	6,372	7,918
Ronald A. Williams	4,200(4)	4,736	8,936
Mike S. Zafirovski	0	31,133	31,133
Named Executive Officers	**Shares Beneficially Owned(5)**	**Stock Units(6)**	**Total**
W. James McNerney, Jr.*	1,739,351(7)	164,189	1,903,540
Gregory D. Smith	73,764(8)	18,811	92,575
Raymond L. Conner	59,815	94,025	153,840
J. Michael Luttig	280,921	74,701	355,622
Dennis A. Muilenburg	140,771(9)	123,126	263,897
James F. Albaugh	545,048(10)	164,611	709,659
James A. Bell	243,325	0	243,325
All directors and executive officers as a group (22 persons)	**3,145,685(3)(5)**	**1,045,806(11)**	**4,191,488**

* Also serves as a director.

(1) Consists of stock units credited to the account of the nonemployee director under our Deferred Compensation Plan for Directors. See "Director Compensation" beginning on page 15.

(2) Includes 300 shares held by Ms. Cook's children.

(3) Includes 2,400 shares of common stock issuable upon the exercise of vested stock options.

(4) Consists of shares held in trust for members of Mr. Williams' family.

(5) Includes shares held in The Boeing Company Voluntary Investment Plan and shares issuable upon the exercise of stock options that are vested as of, or will vest within 60 days of, March 1, 2013 as follows:

	Number of Shares Issuable Upon Exercise of Options
W. James McNerney, Jr.	1,423,595
Gregory D. Smith	52,836
Raymond L. Conner	56,472
J. Michael Luttig	249,886
Dennis A. Muilenburg	115,635
James F. Albaugh	333,574
James A. Bell	243,049
All directors and executive officers as a group (22 persons)	2,556,585

(6) Consists of restricted stock units, Career Shares, Matching Deferred Stock Units, retainer stock units and deferred stock units held by the NEO.

(7) Includes 50 shares held by Mr. McNerney's child.

(8) Includes 62 shares held by Mr. Smith's spouse.

(9) Includes 20 shares held by Mr. Muilenburg's spouse.

(10) Includes 121,365 shares held as collateral in a margin account established following Mr. Albaugh's retirement from the Company.

(11) Consists of restricted stock units, Career Shares, Matching Deferred Stock Units, retainer stock units and deferred stock units held by all directors and executive officers as a group.

Security Ownership of More than 5% Shareholders

The following table sets forth information as to any person known to us to be the beneficial owner of more than 5% of Boeing stock as of December 31, 2012. Information is based on a review of filings made with the SEC on Schedules 13D and 13G. As of December 31, 2012, there were 755,630,679 shares of Boeing stock outstanding.

Name and Address	Shares Beneficially Owned	Percent of Stock Outstanding
State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	96,020,191(1)	12.7%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	65,183,500(2)	8.6%
Evercore Trust Company, N.A. 55 East 52nd Street, 36th Floor New York, New York 10055	63,758,333(3)	8.4%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	44,328,858(4)	5.9%

(1) As of December 31, 2012, State Street Corporation and its direct and indirect subsidiaries in their various fiduciary and other capacities had shared voting power with respect to 96,170,191 shares of Boeing stock and shared dispositive power with respect to 32,411,858 shares of Boeing stock. This total includes 63,758,333 shares of Boeing stock then held in The Boeing Company Voluntary Investment Plan on behalf of The Boeing Company Employee Savings Plans Master Trust, for which State Street Bank and Trust Company acts as trustee.

(2) As of December 31, 2012, Capital World Investors, a division of Capital Research and Management Company, had sole voting power with respect to 37,383,500 shares of Boeing stock and sole dispositive power with respect to 65,183,500 shares of Boeing stock. Capital World Investors is deemed to be the beneficial owner of these shares as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World Investors disclaims beneficial ownership of these shares.

(3) As of December 31, 2012, Evercore Trust Company, N.A. had shared dispositive power with respect to 63,758,333 shares of Boeing stock held in The Boeing Company Voluntary Investment Plan on behalf of The Boeing Company Employee Savings Plans Master Trust, for which Evercore Trust Company, N.A. acts as investment manager.

(4) As of December 31, 2012, BlackRock, Inc. had sole voting and dispositive power with respect to 44,328,858 shares of Boeing stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, certain of our officers and beneficial owners of more than ten percent of Boeing stock to file with the SEC reports of their initial ownership and changes in their ownership of Boeing stock and other equity securities. We are required to disclose in this proxy statement any late filings of such reports. Based solely on a review of copies of reports filed by the reporting persons furnished to us, and written representations from reporting persons, we believe that the reporting persons complied with all Section 16(a) filing requirements on a timely basis during 2012, except that Mr. Conner's Form 3 failed to timely reflect beneficial ownership of certain shares of Boeing stock.

Audit Committee

Audit Committee Report

The Audit Committee of the Board of Directors serves as the representative of the Board for general oversight of our financial accounting and reporting, systems of internal control, audit process, and monitoring compliance with laws and regulations and standards of business conduct. The Board has adopted a written charter for the Audit Committee. Management has responsibility for preparing our financial statements as well as for our financial reporting process. Deloitte & Touche LLP, acting as independent auditor, is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles in the United States.

In this context, the Audit Committee hereby reports as follows:

1) The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2012 with management.
2) The Audit Committee has discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board.
3) The Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence.
4) Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission.

Each member of the Audit Committee meets the independence and financial literacy requirements of the SEC and the NYSE. The Board has determined that Ms. Cook and Messrs. Kellner and Liddy are audit committee financial experts under SEC rules and have accounting or related financial management expertise.

Audit Committee
Edward M. Liddy, Chair
Linda Z. Cook
Edmund P. Giambastiani, Jr.
Lawrence W. Kellner
Susan C. Schwab

Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed to us by Deloitte & Touche LLP, our independent auditor, in 2012 and 2011:

Services Rendered	Fees	
	2012	2011
	(in millions)	
Audit Fees[1]	$ 26.2	$ 26.2
Audit-Related Fees[2]	$ 0.2	$ 0.3
Tax Fees[3]	$ 0.1	$ 0.1
All Other Fees	$ —	$ —

(1) For professional services rendered for the audits of our 2012 and 2011 annual financial statements, and the reviews of our financial statements included in our Quarterly Reports on Forms 10-Q during fiscal years 2012 and 2011. Includes fees for statutory audits of $3.3 million in each of 2012 and 2011.

(2) For audits of employee benefit plans paid for by us.

(3) For tax compliance and other services to expatriates and expatriate tax software licenses and related support in 2012 and 2011.

All of the audit, audit-related and tax services are pre-approved by the Audit Committee. The amounts shown in the above table do not include fees paid to Deloitte & Touche LLP by our employee benefit plans in connection with audits of the plans. Such fees amounted to approximately $1.2 million in each of 2012 and 2011. Although employee benefit plan fees charged directly to the plans do not require pre-approval by the Audit Committee, they were pre-approved. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of our independent auditor.

The Audit Committee has adopted a policy governing its pre-approval of audit and non-audit services to be provided by our independent auditor in order to facilitate compliance with the requirements of the Sarbanes-Oxley Act of 2002. Permitted audit services may include, among other things, audit, review or attest services required under the securities laws, opinions on our financial statements and internal control systems and processes, comfort letters and other services performed to fulfill the independent auditor's responsibility under generally accepted auditing standards. Permitted non-audit services may include, among other things, consultations and tax services.

Pursuant to this policy, the Audit Committee (or, in the case of services involving fees of less than $250,000, the Chair of the Audit Committee) must pre-approve all audit and non-audit services to be provided by the independent auditor. On a quarterly basis, the Office of the Corporate Controller provides written updates to the Audit Committee showing audit and non-audit services, the amount of audit and non-audit service fees incurred to date, and the estimated cost to complete such services.

Ratification of Appointment of Independent Auditor (Item 3)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent audit firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP, an independent registered public accounting firm, to serve as our independent auditor for 2013. Deloitte & Touche LLP served in this capacity in 2012. The members of the Audit Committee and the Board believe that the retention of Deloitte & Touche LLP to serve as our independent external auditor is in the best interests of the Company and its shareholders. As a matter of good corporate governance, the Audit Committee submits its selection of our independent auditor to our shareholders for ratification. If our shareholders fail to ratify the selection, the Audit Committee will review its future selection of an independent auditor in light of that result.

For additional information concerning the Audit Committee and its activities with Deloitte & Touche LLP, see "Audit Committee" beginning on page 57. Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THIS PROPOSAL.

Shareholder Proposals (Items 4 through 7)

The following shareholder proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent. Approval of any of these proposals would require the affirmative vote of a majority of shares present in person or by proxy and entitled to vote at the annual meeting. Some of the following shareholder proposals contain assertions about Boeing that we believe are incorrect. We have not attempted to refute all of the inaccuracies. We will provide the name, address and number of shares of Boeing stock held by each proponent promptly upon request by any shareholder to the Corporate Secretary. **Your Board unanimously recommends a vote AGAINST each of these proposals.**

Shareholder Proposal – Future Extraordinary Retirement Benefits (Item 4)

RESOLVED: Shareholders of The Boeing Company (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. For the purposes of this resolution, "extraordinary retirement benefits" means receipt of preferential benefit formulas not provided under the Company's tax-qualified defined benefit or defined contribution plans, and retirement perquisites and fringe benefits that are not generally offered to other Company employees. The Board shall implement this policy in a manner that does not violate any existing employment agreements or vested pension benefits.

Supporting Statement
Our Company provides certain senior executives with extraordinary retirement benefits through the Company's Supplemental Benefit Plan. In addition, certain executives have received extraordinary retirement benefits as part of their employment agreements. In our view, our Company should provide performance-based compensation rather than extraordinary retirement benefits to attract and retain senior executives.

Our Company's Supplemental Benefit Plan is a nonqualified defined contribution plan that provides additional benefits to certain executives that exceed those offered by the Company's tax-qualified plans. Specifically, E-1 payroll level executives hired after January 1, 2009 are eligible to receive a supplemental contribution (known as a DC SERP Benefit) of 4 percent of compensation (including incentive compensation), on top of Company contributions of 3 to 5 percent of compensation, depending on age.

Our Company has also provided additional defined benefit pension enhancements to certain senior executives as part of their employment agreements. For example, Chairman, President and CEO James McNerney is entitled to a supplemental retirement benefit equal to 50 percent of his highest average annual compensation, less any actual pension benefits received from the Company or his prior employers. As of December 31, 2011, the present value of this pension benefit exceeded $29 million. This enhanced pension benefit is provided by his employment agreement based on six years of credited service, and is in addition to benefits already provided to him under the Company's Pension Value Plan and the Supplemental Executive Retirement Plan.

Providing senior executives with extraordinary retirement benefits increases the cost of the Company's nonqualified retirement plans to shareholders. We believe that this cost should be allocated to performance-based compensation rather than extraordinary retirement benefits. In addition, we believe these extraordinary retirement benefits are unnecessary given the high levels of executive compensation at our Company.

To help ensure that the use of extraordinary pension benefits for senior executives is in the best interest of shareholders, we believe such benefits should be submitted for shareholder approval. Because it is not always practical to obtain prior shareholder approval, the Company would have the option of seeking approval after the material terms were agreed upon.

For these reasons, we urge shareholders to vote FOR this proposal.

Board of Directors' Statement in Opposition

The Board has considered the above proposal carefully, and believes that it is not in the best interests of our shareholders. Your Board therefore recommends that you vote **AGAINST** the proposal for the following reasons.

The proposal seeks to undermine Boeing's competitive position in the market for top executive talent.

Under certain circumstances, Boeing may need to recruit an executive from outside of the Company. If adopted, the proposal could force those executives to surrender certain benefits from their former employers without any assurance that Boeing could replicate them. Alternatively,. the shareholder pre-approval process would make compensation negotiations public, jeopardizing an executive's current employment. As the proposal contains no materiality thresholds, even $1 of benefits that fits the proposal's expansive definition of "extraordinary" would automatically trigger the approval requirement and the associated limitations on Boeing's recruiting and hiring efforts.

Boeing's rigorous succession process and "promote from within" culture ensure that extraordinary compensation arrangements are offered rarely, and only following extensive board oversight (as described below). For example, each of Boeing's executive officer appointments since 2009, including the Chief Financial Officer and the Chief Executive Officers of each of the business units, were made using internal candidates, and none of those executives executed employment agreements or received retirement benefits other than those provided by our standard executive compensation program. However, prohibiting the Board from timely offering competitive pay packages in this area would severely limit the Company's access to external candidates in targeted areas and impair the Company's competitiveness.

Boeing's executive compensation decisions are already subject to annual shareholder advisory votes, as well as comprehensive oversight procedures, independent reviews, and disclosure controls.

Our executive compensation program is designed to enhance shareholder value by (1) attracting and retaining world-class executive talent and (2) linking compensation to strong operational and financial performance. Supplemental retirement benefits, augmenting the defined benefit or defined contribution pension benefits available to virtually all of our employees, if designed appropriately and used on a targeted basis, can support these objectives. In addition, the Board continues to evaluate executive compensation policies in light of changing market dynamics. For example, beginning in 2009, Boeing ceased to provide newly-hired executives with pension benefits under the SERP, a nonqualified defined benefit plan. In order to ensure that supplemental retirement benefits are only provided when they are consistent with shareholder interests, any grant of supplemental retirement benefits is subject to:

- comprehensive review and approval by the Compensation Committee and Board, after consideration of the advice of the Compensation Committee's independent compensation consultant;
- the terms and restrictions of all applicable shareholder-approved equity plans, conflict-of-interest policies and other governance controls;
- disclosure in future proxy statements and/or other SEC filings; and
- annual shareholder advisory votes regarding Boeing's executive compensation policies and practices.

Our shareholders have endorsed both our pay-for-performance approach as well as our policies toward such benefits, as evidenced by the 93.7% shareholder approval received on our executive compensation program at our 2012 annual meeting of shareholders. As a result, we believe that the proposed restrictions would be unnecessary and contrary to shareholders' best interests.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Shareholder Proposal – Action by Written Consent (Item 5)

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. James McRitchie and William Steiner have submitted proposals on this topic to a number of major companies.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive: Shareholder Action by Written Consent – Proposal 5.

Board of Directors' Statement in Opposition

The Board has considered the above proposal carefully, and believes that it is not in the best interests of our shareholders. Your Board therefore recommends that you vote **AGAINST** the proposal for the following reasons.

The proposal would deprive all shareholders of the right to be consulted on key matters impacting their investment in Boeing.

The Board believes that all shareholders should be permitted to discuss and vote on pending shareholder actions. Action by written consent would circumvent the important deliberative process of a shareholder meeting, potentially depriving up to 49% of Boeing shareholders of the opportunity to deliberate in an open and transparent manner, or even receive accurate and complete information, on important pending actions. Action by written consent also encourages short-term stock ownership manipulation by hedge funds and other activist investors through synthetic stock ownership and other devices. Action by written consent would permit such shareholders to quietly accumulate large positions and take important corporate action without the waiting periods, disclosure rules and other protections inherent in the shareholder meeting process. The Board acknowledges that there are limited circumstances in which shareholder action by written consent may be in the long-term interest of Boeing's shareholders, such as rapidly-changing business requirements that mandate revisions to Boeing's certificate of incorporation on a time-sensitive basis. As a result, Boeing's governing documents already permit shareholder action by written consent on the prior recommendation of the Board.

Boeing's current policies, including the right of shareholders to call special meetings, already ensure Board accountability.

Our By-Laws permit holders of 25% or more of Boeing's shares to call a special shareholder meeting without any limitations on timing or agenda. In addition, each of our directors is elected annually by majority voting, our charter documents have no supermajority provisions, and our Corporate Governance Principles require that shareholders be asked to approve any shareholder rights plan put in place by the Board. We believe that this long-standing and comprehensive package of governance practices and policies enables shareholders to hold the Board accountable and, where necessary, take quick action to support their interests. However, our policies implement those goals without the governance risk for shareholders and the Company that would be associated with the ability to act by written consent. For additional information about our corporate governance practices, see "Corporate Governance" beginning on page 10 of this proxy statement.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Shareholder Proposal – Executives to Retain Significant Stock (Item 6)

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/The Corporate Library, an independent investment research firm had rated our company "D" continuously since 2005 with "High Governance Risk," and "Very High Concern" in Executive Pay - $22 million for our CEO James McNerney. Mr. McNerney had $4 million added to his pension which totaled $36 million. Mr. McNerney was also given $41,000 to help prepare his personal taxes.

GMI said equity pay given to our highest paid executives simply vested over time without performance requirements. Our highest paid executives were also eligible for performance pay that relied on three-year performance periods and paid out in cash. Long-term cash awards do nothing to tie executive performance to long-term shareholder value.

Kenneth Duberstein, our Lead Director, had the longest-tenure and by far the highest negative votes of any of our directors. Director independence erodes after 10-years and Mr. Duberstein had 15-years tenure. Mr. Duberstein also had seats on our executive pay and nomination committees. This arguably gave Mr. Duberstein a lot of influence since each committee had only three members. Plus Mike Svetozar Zafirovski was also on both these key committees. Mr. Zafirovski had the negative stature of being involved with Nortel Networks and its filing for creditor protection.

Shareholder support for 2012 shareholder proposals was arguably understated because our directors distorted proposal titles, hid the names of the proponents and made it more difficult to vote for shareholder proposals than to vote against them with our biased Internet voting system.

Please encourage our board to respond positively to this proposal to protect shareholder value: Executives To Retain Significant Stock – Proposal 6.

Board of Directors' Statement in Opposition

The Board has considered the above proposal carefully, and believes that it is not in the best interests of our shareholders. Your Board therefore recommends that you vote **AGAINST** the proposal for the following reasons.

We already require our senior executives to own and maintain ownership of significant amounts of Boeing stock.

Our policies already ensure that executives' interests are aligned with those of our shareholders. Our minimum ownership requirements for executives are based on pay grade and range from one times base salary (certain vice presidents) to six times base salary (our CEO). These ownership levels must be maintained during the entirety of the executive's employment with us. Our Compensation Committee annually reviews officers' ownership relative to these requirements, and may adjust the cash/equity mix of an executive's compensation to ensure they meet the minimum ownership requirement. Many of our senior executives own Boeing stock at levels far in excess of these requirements. For example, our Chief Executive Officer owns more than twice as many shares of Boeing stock as are required pursuant to the stock ownership requirements. The Company also prohibits executives from reducing their economic exposure to Boeing stock through hedging transactions.

Our executive compensation program already emphasizes long-term equity ownership by executives, which the Board believes is the best way to create incentives for management to build sustained shareholder value.

Boeing devotes a significant portion of its executive compensation to incentive-based equity awards, most of which vest fully three years after the grant date and are tied to the value of Boeing stock. Our stock options reward long-term value creation because options vest on a ratable basis over three years and only have value to the extent the price of Boeing stock on the exercise date exceeds the stock price on the grant date. Similarly, our restricted stock units do not vest until the third anniversary of the grant date and increase in value only to the extent the price of Boeing stock increases. The Board believes that each of these incentive-based equity awards ties our executives' performance and pay to long-term shareholder value, rendering the proposed ownership requirements unnecessary. Additional detail about our executive compensation program is set forth in "Executive Compensation—Compensation Discussion and Analysis," beginning on page 21.

The definition of "normal retirement age" mandated by the proposal does not exist, depriving shareholders of a common understanding of what the proposal requires.

The proposal provides for a holding period ending at "normal retirement age" as defined by "the Company's qualified retirement plan that has the largest number of participants." The Company's qualified retirement plan with the largest number of participants does not define or otherwise include the term "normal retirement age." As a result, it is impossible to know what the proposal even requires.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Shareholder Proposal – Independent Board Chairman (Item 7)

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012.

This proposal is important to focus our CEO on Boeing due to the size and complexity of our company and the challenges that our company faces - for example the 3-year delayed Boeing 787. In 2012 our CEO was potentially distracted by his responsibilities on the boards of Procter & Gamble and IBM, both rated "D" in governance by GMI/The Corporate Library, an independent investment research firm. Mr. McNerney was further overextended by his responsibilities on a total of three board committees at IBM and P&G.

According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of *Businessweek,* September 4, 2012, Procter & Gamble directors [including P&G Lead Director McNerney] are facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year at the world's largest maker of consumer products, is trying to cut $10 billion in costs and restructure the company to focus on winning back market share. He also faces pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management, who disclosed a stake in P&G in July 2012.

No other company in the S&P 500 had more active CEOs than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic."

Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value: Independent Board Chairman – Proposal 7.

Board of Directors' Statement in Opposition

The Board has considered the above proposal carefully, and believes that it is not in the best interests of our shareholders. Your Board therefore recommends that you vote **AGAINST** the proposal for the following reasons.

We have a Lead Director with extensive and clearly delineated responsibilities, and our Board does not require that our Chief Executive Officer, or any other member of management, serve as Chairman of the Board.

The proposal seeks to mandate one leadership structure for all circumstances, and would therefore prevent future directors from determining, in consultation with shareholders and other stakeholders where appropriate, the most appropriate leadership structure for Boeing's Board. The independent directors believe that the appropriate structure for the Board at this time is for Mr. McNerney, our President and Chief Executive Officer, to serve as Chairman of the Board, while also selecting a Lead Director—currently, Mr. Duberstein—to provide independent leadership. As set forth on our Corporate Governance Principles, our Lead Director's principal responsibilities include:

- in consultation with the other independent directors, advising the Chairman as to an appropriate schedule of board meetings and reviewing and providing the Chairman with input regarding the agendas for each Board meeting;
- presiding at all meetings at which the Chairman is not present including executive sessions of the independent directors and apprising the Chairman of the issues considered;
- being available for consultation and direct communication with the Company's shareholders;
- calling meetings of the independent directors when necessary and appropriate; and
- performing such other duties as the Board may from time to time designate.

Prior to Mr. McNerney's joining Boeing as President and Chief Executive Officer in 2005, Boeing's Chairman was an independent director, and the Board may choose to return to that leadership structure at a later date. Implementing this proposal would impose a "one-size-fits-all" solution on Boeing that ignores the Board's judgment and responsibilities in this area for no discernible benefit. For additional information about the Board's leadership structure, see "Corporate Governance—Board Composition, Responsibilities and Leadership Structure" beginning on page 10.

Boeing's Board of Directors has taken affirmative steps to ensure accountability to shareholders and independent oversight of management.

The Board of Directors believes that your interests as a shareholder are best served when the Board's independent members are fully involved in the Company's operations and establish independent oversight of management. As a result, in addition to establishing a leadership structure designed to ensure management accountability, the Board of Directors has taken other affirmative steps to ensure effective oversight of management. For example, the Company has committed to requiring that at least 75% of the Board remain independent, and only one of our current 11 directors is not independent. We are also committed to maintaining a strong committee system, as each of our four principal standing committees is composed entirely of independent directors. Finally, our independent directors meet following every regularly scheduled Board meeting without management present. These safeguards are designed to ensure that shareholders' long-term interests are protected and that the Board of Directors provides effective and independent oversight of management.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

* * * * *

Investor Voice submitted a shareholder proposal for the Annual Meeting requesting that the Board report semi-annually describing Boeing's policies, procedures and expenditures related to political contributions and third-party activities. Boeing considered the proposal and Boeing's "Statement on Federal, State and Local Political Expenditures" addressing the proposal can be found at www.boeing.com/aboutus/govt_ops/pol_expend.html.

Additional Information

May I expedite delivery of my future proxy materials by receiving them electronically?
Instead of receiving paper copies of our annual report and proxy statement in the mail, registered shareholders can elect to receive these communications electronically. Each shareholder who elects to receive future proxy materials electronically will receive expedited delivery of the materials and help save resources as well as save Boeing approximately $4.00 per year in printing and mailing costs. For additional information or to elect this option, please access www.computershare.com/us/ecomms.

Many brokers and banks also offer electronic delivery of proxy materials to their clients. If you are a beneficial shareholder, you may find out whether this service is available to you by contacting your broker or bank or by contacting Broadridge at http://enroll.icsdelivery.com/ba.

Who is entitled to vote at the 2013 Annual Meeting?
Holders of Boeing stock at the close of business on March 1, 2013 are entitled to receive a formal Notice of the Annual Meeting and to vote their shares at the annual meeting. As of that date, there were approximately 757,309,869 shares of common stock outstanding and approximately 757,303,170 of those shares were eligible to vote. (Shares issued in exchange for shares of Rockwell International Corporation or McDonnell Douglas Corporation that have not been exchanged are not eligible to vote.) There were 158,540 registered shareholders on the record date and approximately 768,521 beneficial shareholders whose shares were held in "street name" through a broker or bank.

A list of shareholders of record entitled to vote at the annual meeting will be available at the annual meeting, and for ten days prior to the annual meeting between the hours of 9:00 a.m. and 4:00 p.m., Central Daylight Time, at the Office of the Corporate Secretary, Boeing Corporate Offices, 100 North Riverside Plaza, MC 5003-1001, Chicago, Illinois 60606-1596. A shareholder may examine the list for any legally valid purpose related to the annual meeting.

How many votes must be present in order to hold the annual meeting?
A quorum must be present in order for business to be conducted at the annual meeting. A quorum consists of the holders of one-third of the outstanding shares of stock entitled to vote at the meeting. Shares of Boeing stock present in person or by duly authorized proxy (including any abstentions and "broker non-votes") will be counted for the purpose of establishing a quorum at the meeting.

What if I return my proxy but do not vote for all of the proposals?
Shares represented by a properly executed proxy will be voted at the annual meeting and, when instructions are given by the shareholder, will be voted in accordance with those instructions. If you are a registered shareholder or have an interest in Boeing stock through the VIP and return a signed proxy card but do not provide voting instructions for some or all of the matters to be voted on, your shares will be voted on all uninstructed matters in accordance with the recommendations of the Board of Directors. **If a broker or other financial institution holds your shares in its name, NYSE rules prohibit your shares from being voted on non-routine matters absent your instruction, so your failure to provide instructions on a matter will result in your vote not being counted.** Please see "Frequently Asked Questions about Voting" on page 1 for additional information.

Are there any other items of business that will be addressed at the annual meeting?
The Board of Directors is not aware of any business that may properly be brought before the annual meeting other than those matters described in this proxy statement. If any matters other than those shown on the proxy card are properly brought before the annual meeting, the proxy card gives discretionary authority to the persons named on the proxy card to vote the shares in their best judgment.

What procedures must I follow in order to attend the annual meeting?
Attendance and voting at the annual meeting is limited to shareholders of record at the close of business on March 1, 2013. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting.

Beneficial Shareholders. If you are a beneficial shareholder, when you arrive at the annual meeting please register at the table for beneficial shareholders. In order to be admitted to the annual meeting, beneficial shareholders must bring an account statement or letter from their broker or bank showing that they owned Boeing stock as of March 1, 2013 and a valid photo identification. In order to vote at the meeting, beneficial shareholders must also bring legal proxies, which they can obtain only from their broker or bank. Please contact your broker or bank directly for specific information on how to obtain a legal proxy.

Registered Shareholders and The Boeing Company Voluntary Investment Plan Participants. If you are a registered shareholder or a VIP participant, an admission ticket is attached to your proxy card. If you received proxy materials via the internet, the email you received will serve as your admission ticket. In order to be admitted to the annual meeting you must bring your admission ticket and valid photo identification.

Who pays for this proxy solicitation?
We bear the costs of soliciting proxies. We have hired D.F. King & Co., Inc., a proxy solicitation firm, to aid in the solicitation of proxies for a base fee of $13,250, plus additional expenses that are expected to total approximately $110,000. Proxies may be solicited by personal interview, mail, telephone, email and other online methods. D.F. King has contacted brokerage houses, other custodians and nominees to ask whether other persons are the beneficial owners of the shares they hold in street name and, if that is the case, will supply additional copies of the proxy materials for distribution to such beneficial owners. We will reimburse these parties for their reasonable expenses in sending proxy materials to the beneficial owners of the shares.

Where can I find the voting results of the annual meeting?
We will announce preliminary voting results at the annual meeting. We will file with the SEC a Current Report on Form 8-K containing the final voting results within four business days of the annual meeting or, if final results are not available at that time, within four business days of the date on which final voting results become available.

What if a director nominee does not receive the required vote?
Boeing is a Delaware corporation and, under Delaware law, if an incumbent director is not elected, that director remains in office until the director's successor is duly elected and qualified or until the director's earlier resignation or removal. To address this potential outcome, all director nominees have executed irrevocable resignations that would be effective upon (1) such nominee's failure to receive the required vote at the annual meeting and (2) the Board's acceptance of such resignation. As set forth in our director resignation and recusal policy, which is described in our Corporate Governance Principles, the Board will act upon, and publicly disclose its decision with respect to, any tendered resignation within 90 days from the date of the certification of the election results.

How and when may I submit a shareholder proposal or other item of business for the 2014 annual meeting?
If you are interested in submitting a proposal for inclusion in our proxy statement for the 2014 annual meeting, you need to follow the procedures outlined in Rule 14a-8 of the Securities Exchange Act of 1934. To be eligible for inclusion, we must receive such proposal at our principal corporate offices in Chicago, Illinois at the address below no later than Friday, November 15, 2013. In addition, our By-Laws require that we be given advance written notice for nominations for election to our Board of Directors and other matters that shareholders wish to present for action at an annual meeting other than those to be included in our proxy statement under Rule 14a-8. The Corporate Secretary must receive such notice at the address noted below between the close of business on Monday, December 30, 2013, and the close of business on Wednesday, January 29, 2014. Any such notice must meet other requirements specified in our By-Laws, which are publicly available on our website. Any proposals, notices or nominations must be sent to: Office of the Corporate Secretary, The Boeing Company, 100 North Riverside Plaza, MC 5003-1001, Chicago, Illinois 60606-1596.

How may I recommend individuals to serve as directors?
Shareholders may recommend qualified candidates for consideration by the GON Committee by writing at any time to the Office of the Corporate Secretary, The Boeing Company, 100 North Riverside Plaza, MC 5003-1001, Chicago, Illinois 60606-1596. The correspondence must state the name, age and qualifications of the person

proposed for consideration. The GON Committee evaluates the qualifications of candidates properly submitted by shareholders on the same basis as those of other director candidates. Shareholders also may directly nominate director candidates, without any action or recommendation on the part of the GON Committee or the Board, by following the procedures set forth in our By-Laws and described in "How and when may I submit a shareholder proposal or other item of business for the 2014 annual meeting?" above.

How may I obtain a copy of Boeing's Annual Report on Form 10-K and other financial information?
Boeing's 2012 annual report, which includes a copy of the Annual Report on Form 10-K, was delivered to shareholders with this proxy statement. Our Notice of Annual Meeting, this proxy statement and 2012 annual report are also available on the internet at www.proxyvote.com. In addition, our Annual Report on Form 10-K, including financial statements, is available on our website at www.boeing.com and on the SEC's website at www.sec.gov. Shareholders also may request an additional copy of the Annual Report on Form 10-K, which we will furnish without charge, by calling (425) 965-4408 or writing Data Shipping Department, The Boeing Company, P.O. Box 3707, Mail Code 3T-33, Seattle, Washington 98124-2207.

Several shareholders live at my address. Why did we receive only one set of proxy materials?
We deliver only one annual report and one proxy statement to multiple shareholders at the same address unless we have received contrary instructions from one or more of the shareholders. We will, upon written or oral request, promptly deliver a separate copy of the annual report or proxy statement to a shareholder at a shared address to which a single copy of the annual report or proxy statement was delivered. Registered shareholders who wish to receive a separate annual report or proxy statement in the future, or registered shareholders sharing an address who wish to receive a single copy of the annual report or proxy statement in the future, should contact our Transfer Agent at Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island 02940-3078 or by calling 888-777-0923 (toll-free for domestic U.S. callers) or 781-575-3400 (non-U.S. callers may call collect).

Beneficial shareholders who have the same address and wish to receive a single copy of the annual report or proxy statement in the future should contact their broker, bank or other holder of record.

Appendix 1: The Boeing Company Corporate Governance Principles

The Board of Directors (the "Board") of The Boeing Company ("Boeing" or the "Company") has adopted the following corporate governance principles (the "Principles") to assist the Board in the exercise of its responsibilities and, along with Boeing's Certificate of Incorporation and By-Laws and charters of the committees of the Board, provide an effective framework for Boeing's governance. The Board believes these Principles should be an evolving set of corporate governance guidelines, subject to review and modification by the Board from time to time in its discretion.

Boeing's business is conducted by its employees, managers and officers, led by the Chief Executive Officer ("CEO"), subject to the oversight of the Board. Directors' basic responsibility is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders. The Board selects the CEO and works with the CEO to both elect/appoint other officers and ensure that the long-term interests of the Company and its shareholders are being served. The Board and the officers recognize that the long-term interests of the Company and its shareholders are advanced when they take into account the concerns of employees, customers, suppliers and communities.

Board Composition

Board Size
In accordance with Boeing's By-Laws, the Board determines, from time to time, the size of the Board and may fill any vacancies, including vacancies created as a result of any increase in the size of the Board, that occur between shareholder meetings. The Governance, Organization and Nominating ("GON") Committee periodically evaluates and makes recommendations to the Board concerning the appropriate size of the Board based upon the needs of the Board and the availability of qualified candidates. The Board currently believes that the Board's optimum size is between 10 and 14 members.

Selection of Nominees
The GON Committee reviews annually the skills and characteristics required of directors in light of the Board's composition. This assessment includes consideration of experience in areas that are relevant to Boeing's global activities, such as operations, international business, manufacturing, finance, government, marketing, technology and public policy, as well as other factors such as independence, absence of conflicts of interest, diversity and age. Any person who is an employee or director of a significant competitor of Boeing is not eligible for nomination for election as a director. Directors should have a reputation for personal and professional integrity, honesty and adherence to the highest ethical standards, and be committed to acting in the long-term interests of all shareholders. Boeing recognizes the value of diversity and the Board seeks diversity of background, experience and skills among its members. The GON Committee also assesses the overall composition of the Board and whether a potential director candidate, including those properly submitted by shareholders in accordance with Boeing's By-Laws and applicable law, would contribute to the collaborative process of the Board. When evaluating the suitability of an incumbent director for re-election, the GON Committee, in consultation with the Chairman, shall also consider the ongoing contributions of the director to the Board. No candidate shall be nominated for election or otherwise be eligible for service on the Board if he or she would be 74 or older at the time of election.

Independence
At least 75% of the Board shall satisfy the New York Stock Exchange criteria for independence. The Board has adopted Director Independence Standards, which are available at www.boeing.com/corp_gov/, to assist it in determining director independence.

Annual Election of Directors
The directors are elected annually by Boeing's shareholders at the annual meeting of shareholders. No candidate shall be nominated for election or otherwise be eligible for service on the Board unless and until such candidate has delivered an irrevocable resignation that would be effective upon (1) such director's failure to receive the required vote at the annual meeting of shareholders and (2) the Board's acceptance of such resignation.

If a director fails to receive the required vote at an annual meeting of shareholders, the GON Committee (or such other committee as the Board may appoint) shall make a recommendation to the Board as to whether to accept or reject the resignation previously tendered by such director, or whether other action should be taken. The Board shall act on the tendered resignation, taking into account the recommendation of such committee, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission ("SEC") or other broadly disseminated means of communication) its decision regarding the tendered resignation within ninety days from the date of the certification of the election results. The director whose resignation is under consideration shall not participate in the recommendation of the committee or deliberations of the Board with respect to his or her resignation.

If a director's resignation is not accepted by the Board, the director shall continue to serve until the next annual meeting of shareholders or until his or her successor is duly elected and qualified, or his or her earlier resignation or removal. If a director's resignation is accepted by the Board, then the Board, in its sole discretion, shall fill any resulting vacancy or decrease the size of the Board.

Change of Primary Responsibility

Any director who retires or resigns from his or her principal employment or who experiences a significant change in his or her primary responsibilities shall offer to resign from the Board. The GON Committee in each case shall consider the appropriateness of continued Board service and will recommend to the Board whether the resignation should be accepted.

Board Responsibilities

Oversight Responsibilities

The Board's oversight responsibilities include: (1) evaluating the CEO's performance and reviewing the Company's succession plan for the CEO and senior management; (2) reviewing the long-range business plans of the Company and monitoring performance relative to achievement of those plans; (3) considering long-range strategic issues and risks facing the Company; and (4) approving policies of corporate conduct that continue to promote and maintain the integrity of the Company. In addition, the Board shall be knowledgeable about the content and operation of Boeing's ethics and compliance program, and shall exercise oversight with respect to the program's implementation and effectiveness.

In discharging these responsibilities, the Board and its committees, as appropriate, shall have access to and are entitled to rely on the advice, reports and opinions of management and outside financial, compensation, legal or other advisors.

CEO Performance Evaluation

The Board is responsible for evaluating the performance of the CEO. On an annual basis, the GON Committee shall review the CEO's business goals and objectives and evaluate the CEO's performance in light of those goals and objectives. The independent directors shall review the GON Committee's evaluation and make final determinations with respect to the CEO's performance. The Compensation Committee shall, in consultation with the other independent directors, make determinations with respect to the CEO's compensation based on the contents of the performance evaluation.

Succession Planning

The Board believes that CEO selection and management succession are among its most important responsibilities, and the Board therefore works closely with senior management to ensure that effective plans for management succession are in place. As part of this process, the CEO shall review the Company's succession plans with respect to the CEO and other senior management with the GON Committee, and both the GON Committee and the CEO shall deliver reports to the Board on succession planning, in each case at least annually. Working with the GON Committee and senior management, the Board identifies the qualities and characteristics for the CEO and other senior management positions that reflect the Company's long-term strategy.

The GON Committee manages the process of identifying, evaluating and selecting CEO candidates, with the full participation of the independent directors. The Board and the CEO work closely with the GON Committee to identify and assist with the development of potential internal CEO and senior management candidates. The Board reviews at least annually an emergency succession plan. The CEO shall offer to resign from the Board effective when he or she no longer serves as CEO, except as otherwise set forth in Boeing's By-Laws.

Outside Board Memberships
While the Company acknowledges the value of having directors and officers with significant experience in other businesses and activities, directors are expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as members of the Company's Board. A director may not serve on the boards of more than four other public companies or, if the director is an active CEO or equivalent of another public company, on the boards of more than two other public companies. In addition, directors must notify the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity, and must not accept such service until being advised by the chair of the GON Committee that the GON Committee has determined that service on such other board would not create regulatory issues or potential conflicts of interest and would not conflict with Company policies.

The CEO and other elected officers of the Company must obtain the approval of the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity.

Confidentiality
The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of all information received in connection with his or her service as a director, except as required by applicable law.

Board Interaction with Stakeholders
The CEO and other officers are responsible for establishing effective communications with the Company's stakeholders, including shareholders, employees, customers, suppliers, communities, governments, creditors and corporate partners. It is the policy of the Board that management speaks for the Company. Individual directors may, from time to time, meet or otherwise communicate with stakeholders. It is, however, expected that directors would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, following prior consultation with the Company's management.

The Board of Directors has established a process whereby shareholders and other interested parties can send communications to the Chairman or the Lead Director, as applicable, or to the nonemployee directors as a group. This process is described in detail at www.boeing.com/corp_gov/email_the_board.html.

Board Operations

Board Leadership Structure
The Company's By-Laws provide that the directors shall elect on an annual basis a Chairman from among the directors. The Board believes that it is in the best interests of the Company and its shareholders for the Board to determine which director is best qualified to serve as Chairman. The GON Committee evaluates and makes recommendations to the Board concerning the Board's leadership structure, including whether the offices of Chairman and CEO should be held by the same person.

If the Chairman is not an independent director, the independent directors shall designate from among them a Lead Director. The Lead Director shall be elected on an annual basis by a majority of the independent directors upon a recommendation from the GON Committee.

The Board has determined that the Lead Director, if one is elected, shall (1) in consultation with the nonemployee directors, advise the Chairman as to an appropriate schedule of board meetings and review and provide the Chairman with input regarding the agendas for each Board meeting; (2) preside at all meetings at which the Chairman is not present including executive sessions of the nonemployee directors and apprise the Chairman of the issues considered; (3) be available for consultation and direct communication with the Company's shareholders; (4) call meetings of the nonemployee directors when necessary and appropriate; and (5) perform such other duties as the Board may from time to time designate.

Board and Committee Meetings
The Board ordinarily holds six scheduled meetings per year, and may meet more often if necessary. Information and materials are generally distributed to the Board and its committees in advance of meetings, and directors are expected to review in advance any such materials in order to facilitate meaningful deliberation during each

meeting. Directors are expected to attend all Board meetings and meetings of committees on which they serve and to devote the time needed to discharge their responsibilities properly. Absent extenuating circumstances, all directors shall attend the annual meeting of shareholders.

Board Agendas
The Chairman and relevant committee chairs shall establish the agendas for Board and committee meetings in consultation with the CEO or Lead Director, as applicable. Each director is free to suggest additional agenda items, and each director may raise at any Board or committee meeting subjects that are not on the agenda for that meeting.

Executive Sessions
Nonemployee directors shall meet in executive session without management present following every regularly scheduled Board meeting. Among the items that the nonemployee directors consider in executive session are the performance of the CEO and recommendations of the Compensation Committee concerning compensation for employee directors and other elected officers. The Chairman or Lead Director, as applicable, shall act as chair at such meetings. The nonemployee directors may meet without management present at such other times as requested by any nonemployee director.

Board Committees
The Board has established the following standing committees to assist the Board in discharging its responsibilities:

- Audit
- Compensation
- Finance
- GON
- Special Programs

The GON Committee shall periodically review and make recommendations to the Board, after consultation with the Chairman of the Board, regarding the membership of each of the committees. The chairpersons and members of the five committees are rotated regularly, as appropriate. All members of the three principal standing committees, Audit, Compensation and GON, shall be independent as defined by Boeing's Director Independence Standards as well as satisfy all applicable regulatory requirements. All members of the Special Programs Committee shall possess applicable security clearances.

Each standing committee has a written charter, approved by the Board, which describes the committee's general authority and responsibilities. Shareholders may access a copy of each such committee charter at www.boeing.com/corp_gov/. The committee chairs report on the items discussed and actions taken at committee meetings to the Board following each committee meeting. Each standing committee shall review on an annual basis its charter and recommend appropriate revisions to the Board. The Board may, from time to time, establish and maintain additional committees.

The Audit Committee regularly meets in executive session with representatives of the Company's independent auditors. The Audit Committee also meets on a regular basis with the Company's vice president responsible for carrying out the internal audit function. The Audit Committee shall report to the Board, no less than annually, with respect to the implementation and effectiveness of Boeing's ethics and compliance program to support the Board's oversight responsibility.

Director Orientation and Continuing Education
Each new director must participate in a comprehensive orientation program, which shall include presentations by senior management on the Company's business units, strategic plans, significant financial, accounting and risk management issues, compliance programs and code of ethical business conduct. In addition, the orientation program shall include visits to corporate headquarters and, to the extent practical, the Company's significant facilities.

Directors shall be provided at Board or committee meetings as appropriate with continuing education on subjects to assist them in discharging their duties. In addition, directors shall receive training on at least an annual basis in conjunction with regularly scheduled Board meetings on topics relating to corporate governance policies and roles and responsibilities of Board members.

The Board shall have the opportunity to conduct at least one annual on-site visit to a Boeing operating unit, familiarizing directors with the operations of that unit and facilitating direct interaction between directors and operating personnel as appropriate. All directors are also encouraged to attend, at the Company's expense, outside continuing education programs for directors. The Corporate Secretary shall assist directors in identifying such programs.

Self-Evaluation
The GON Committee shall oversee an annual self-evaluation of the Board to determine whether the Board and its committees are functioning effectively. Each director shall be requested to provide his or her assessment of the effectiveness of the Board. The results of the self-evaluation shall be reviewed and discussed with the Board. Each committee shall perform a similar annual self-evaluation.

Access to Management and Independent Advisors
The Company will provide each director with complete access to the management and employees of the Company. The Board invites executive officers and key managers to attend Board meetings to share their expertise with respect to matters before the Board. The Board and its committees shall at their discretion retain independent outside financial, compensation, legal or other advisors at the Company's expense.

Director Compensation
The GON Committee shall periodically review and make recommendations to the Board concerning the form and amount of compensation and benefits for nonemployee directors. It is the policy of the Board that nonemployee director compensation should align directors' interests with the long-term interests of shareholders, fairly compensate directors for the work required on Boeing's behalf, and be transparent and easy for shareholders to understand. The Board has determined that these goals are best met by providing, in addition to a cash retainer fee, a substantial portion of director compensation in the form of shares of Boeing stock or stock-equivalent units, which must be held until retirement or other termination of Board service. When recommending to the Board levels of compensation for nonemployee directors, the GON Committee shall consider the compensation levels at companies that serve as Boeing's benchmarks for executive compensation and shall engage independent compensation consultants, as appropriate.

Independent directors may not receive, directly or indirectly, any consulting, advisory or other compensatory fees from the Company. Directors who are employees of the Company do not receive any compensation for their service as directors.

Additional Matters

Ethics and Conflicts of Interest
Boeing expects all directors, officers and employees to act ethically at all times and adhere to the policies comprising the Company's codes of ethical conduct. Boeing has adopted a code of ethical business conduct for directors as well as a code of conduct for all employees. All finance employees are subject to an additional code of conduct. Copies of these codes are available at www.boeing.com/corp_gov/. Only the Board, based upon the recommendation of the GON Committee, may grant a waiver of any code of conduct provision for a director or executive officer and any such waiver shall be promptly disclosed. In addition to complying with the code of ethical business conduct and all other applicable company policies, directors shall promptly inform the Chairman of the Board or the chair of the GON Committee if an actual or potential conflict of interest arises. Directors shall recuse themselves from any discussion or decision affecting their personal, business or professional interests. The Company shall not, directly or indirectly, extend or maintain credit, arrange for or renew an extension of credit in the form of a personal loan to or for any director or executive officer.

Hedging and Trading Restrictions
Directors and executive officers (1) are prohibited from trading, or enabling any other person to trade, in Boeing securities while aware of material nonpublic information, (2) must obtain permission from the Corporate Secretary

prior to trading Boeing securities, (3) are strongly urged to trade in Boeing securities only during the twelve business days beginning on the third business day following public earnings announcements and (4) are prohibited from trading in "puts" and "calls" and engaging in short sales of, or hedging or monetization transactions (such as zero-cost collars) involving, Boeing securities.

Director and Senior Executive Stock Ownership Requirements
In order to further align the interests of nonemployee directors with the long-term interests of shareholders, each nonemployee director should beneficially own by the end of his or her third year as a director stock or stock equivalents with a value equal to three times the annual cash retainer fee and by the end of his or her sixth year as a director stock or stock equivalents with a value equal to five times the annual cash retainer fee. For these purposes, the value of stock shall be determined based on the trailing one-year average closing stock price. The GON Committee annually reviews nonemployee directors' ownership relative to the stock ownership requirements, and makes recommendations as appropriate.

The Board has also established stock (including stock equivalents) ownership requirements for senior executives. The ownership requirements should be attained within five years of becoming a senior executive and are based on a multiple of base salary: CEO six times base salary, executive vice presidents four times base salary, senior vice presidents three times base salary and vice presidents one or two times base salary depending on pay grade. The Compensation Committee annually reviews officers' ownership relative to the stock ownership requirements, and makes recommendations as appropriate.

Confidentiality of Shareholder Voting
It is the Company's policy that all proxy, ballot and voting materials that identify the vote of a specific shareholder on any matter submitted for a vote of shareholders will be kept secret from directors and officers of the Company, except (1) when disclosure is required by applicable law or regulation, (2) when a shareholder expressly requests such disclosure, or (3) in a contested proxy solicitation. If the shareholder is an employee of the Company or a participant in the Company's stock fund or one of its retirement, savings or employee stock ownership plans, the information will not be disclosed to management unless clause (1) or (2) above applies.

Policy on Adoption of Shareholder Rights Plans
Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board shall submit the adoption of any future rights plan to a vote of the shareholders. Any shareholder rights plan adopted without shareholder approval shall be approved by a majority of the independent directors. If the Board adopts a rights plan without prior shareholder approval, the Board shall, within one year, submit the plan to a vote of the shareholders, redeem the plan, or cause the plan to expire. Any plan submitted to a shareholder vote and not approved shall immediately terminate.

Clawback Policy
The Board shall, in all appropriate circumstances, require reimbursement of any annual incentive payment or long-term incentive payment to an executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the SEC; (2) the Board determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this policy, the term "executive officer" means any officer who has been designated an executive officer by the Board.

Review of Principles
The GON Committee periodically shall review these Principles and recommend changes to the Board, as appropriate. In addition, each director may at any time suggest changes to these Principles for consideration by the GON Committee.

Directions and Map

The Boeing Company 2013 Annual Meeting of Shareholders
Monday, April 29, 2013 at 10:00 a.m., Central Daylight Time
The James Simpson Theatre at The Field Museum
1400 South Lake Shore Drive
Chicago, Illinois 60605-2496



Grant Park
Columbus Drive
Pedestrian Underpass
Shedd Aquarium
Lake Michigan
N
To Roosevelt Road CTA and Metra Stops
Entrance for Boeing Annual Meeting
The Field Museum
Solidarity Drive
Adler Planetarium
East Museum Lot
McFetridge Drive
Planetarium Lot
Parking for Boeing Annual Meeting
North Garage
Burnham Harbor
Museum Campus Drive
Soldier Field
Northerly Island Park
Lake Shore Drive
Waldron Drive
Waldron Garage
18th Street
South Lot
To I-55
To McCormick Place
CTA Bus Stop
Handicapped Parking

Public Transportation:

The Field Museum is easily accessible by public transportation. For directions, please see www.fieldmuseum.org or call the Regional Transportation Authority at (312) 836-7000.

From O'Hare Airport:

- Take I-90 East to the Kennedy Expressway, I-90/94 East toward Chicago.
- Take the Roosevelt Rd. exit and turn left at the second traffic light onto Roosevelt Rd.
- Turn right onto Columbus Dr. (which becomes Lake Shore Dr. (US-41)).
- Take the 18th St. exit. Turn left onto 18th St. and continue as it bends left, becoming Museum Campus Dr.
- Entrance to the North Garage will be on your left on Museum Campus Dr.

From Midway Airport:

- Go north on Cicero Ave. to I-55 North/Stevenson Expressway.
- Take I-55 North to the exit on the left for Lake Shore Dr. (US-41 North).
- Take the Lake Shore Dr. (US-41 North) exit.
- Turn right onto 18th St. and continue as it bends left, becoming Museum Campus Dr.
- Entrance to the North Garage will be on your left on Museum Campus Dr.

- Please use the West entrance to The Field Museum and proceed to the James Simpson Theatre.
- If you are an individual with a disability who requires a reasonable accommodation, please send an e-mail to shareholderservices@boeing.com or call (312) 544-2835 at least two weeks in advance of the meeting.
- Self-parking is available at the North Garage, which is across the street from The Field Museum. Please bring your parking ticket to the meeting to be validated.
- You are encouraged to tour The Field Museum, at no charge to you, following adjournment of the meeting.


BOEING